As filed with the Securities and Exchange Commission on April 26, 2017

Securities Act File No. 333-203683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 4 to
FORM N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CĪON Investment Corporation

(Exact name of registrant as specified in charter)

3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700

(Address and telephone number,
including area code, of principal executive offices)

Eric Pinero
Senior Director & Counsel
3 Park Avenue, 36th Floor
New York, NY 10016

(Name and address of agent for service)

COPIES TO:

Richard Horowitz, Esq. William Tuttle, Esq. Matthew Kerfoot, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel. No. (212) 698-3500 Fax No. (212) 698-3599	Deborah Schwager Froling, Esq. Kutak Rock LLP 1625 Eye Street, NW Suite 800 Washington, DC 20006 Tel. No. (202) 828-2400 Fax No. (202) 828-2488

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2017

Preliminary Prospectus

Maximum Offering of 100,000,000 Shares of Common Stock

CĪON INVESTMENT CORPORATION,

a CION Investments company

Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for our investors. We intend to meet our investment objective by investing primarily in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly traded U.S. middle-market companies.

We are managed by CION Investment Management, LLC, or CIM, a registered investment adviser and affiliate of ours. CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. We and CIM have engaged Apollo Investment Management, L.P., or AIM, a subsidiary of Apollo Global Management, LLC, or, together with its subsidiaries, Apollo, which we believe is a leading global alternative investment manager, to act as our sub-adviser. We have also entered into an administration agreement with ICON Capital, LLC, an affiliate of ours, or ICON Capital. We have elected to be treated for U.S. federal income tax purposes as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code.

Through our affiliated broker-dealer, CION Securities, LLC (formerly known as ICON Securities, LLC), or CION Securities or the dealer manager, we are offering up to 100,000,000 shares of common stock in this offering at an offering price of $9.65 per share. The dealer manager is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock.

We will sell our shares on a continuous basis at a price of $9.65 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to continue this offering until no later than January 25, 2019.

•	We do not intend to list our shares on any securities exchange for the foreseeable future, and we do not expect a secondary market in our shares to develop. As a result, you should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price.
•	We have implemented a share repurchase program, but we limit the number of shares that are eligible for repurchase by us in any calendar year to 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares.
•	Although we may complete a liquidity event within three to five years after we stop offering shares or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, our offering of common stock may continue for an indefinite period.
•	There is no assurance that we will complete a liquidity event at all.
•	An investment in our shares is not suitable if you need access to the money you invest. See “Share Repurchase Program” and “Liquidity Strategy.”
•	Because you may be unable to sell your shares, you may be unable to reduce your exposure in any market downturn.
•	We may fund our distributions from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CION Investment Group, LLC (formerly, ICON Investment Group, LLC), or CIG, and AIM. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIG and AIM continue to provide such expense support. You should also understand that our future repayments of expense support will reduce the distributions that you would otherwise receive.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” Because we intend to continuously issue shares in this offering, you may experience dilution in the net asset and fair value of your shares. See “Risk Factors — Risks Relating to an Investment in our Common Stock — A shareholder’s interest in us will be diluted if we issue additional shares of common stock, which could reduce the overall value of an investment in us” for more information.

This prospectus concisely sets forth important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains such information. This information is also available free of charge by contacting us at 3 Park Avenue, 36th Floor, New York, New York 10016 or by telephone toll free at 1-877-822-4276, or collect at (212) 418-4700 or our website at www.cioninvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Investing in our common stock is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 34 to read about the risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved the investment merit of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in our common stock is not permitted.

	Per Share	Maximum Offer Amount(1)(2)
Price to public (offering price)	$9.65	$965,000,000
Sales load(3)	$0.48	$48,250,000
Net proceeds to us (before expenses)(4)	$9.17	$916,750,000

(1)	Assumes all shares are sold at the current offering price of $9.65 per share, which is subject to adjustment based upon, among other things, our net asset value per share.
(2)	Your initial subscription amount must be at least $5,000.
(3)	The sales load includes up to 3% of sales commissions and up to 2% for dealer manager fees. In addition to sales commissions and dealer manager fees, CIM may pay selling dealers a fee equal to no more than 1% of the net asset value per share per year. Such amounts will not be paid by our shareholders. See “Plan of Distribution.”
(4)	In addition to the sales load, we estimate that we may incur in connection with this offering approximately $14.5 million of offering costs (approximately 1.5% of the actual gross proceeds raised) if the maximum number of shares of common stock is sold at $9.65 per share.

Because you will pay a sales load of up to 5% and offering costs of up to 1.5% of the actual gross proceeds raised, if you invest $100 in our common stock and pay the full sales load and offering costs, only $93.50 of your investment will actually be used by us for investments. As a result, you would have to experience a total return on your net investment of approximately 7% to recover these expenses. If you are eligible to purchase shares without a sales commission, then $96.50 of your investment will be used by us for investments. See “Estimated Use of Proceeds.”

The date of this prospectus is [•], 2017

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share declines more than 10% from the net asset value per share as of the effective date of this registration statement. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such amendment.

You should rely only on the information contained in this prospectus. Neither we nor our dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

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SUITABILITY STANDARDS

The following are our suitability standards for investors that are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of our common stock under the registration statement of which this prospectus is a part.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Prior to the completion of a liquidity event, there will be no public market for the shares, which means that it may be difficult for shareholders to sell shares. As a result, we have established suitability standards that require investors to have either (i) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability requirements, investors must have a liquid net worth of at least 10 times their investment in us and our affiliates.

California — In addition to the suitability standards noted above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, home furnishings and automobiles).

Idaho — Investors who reside in the State of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa — In addition to the suitability standards noted above, an investor in the State of Iowa must have either (i) a net worth of $100,000 and annual gross income of $100,000, or (ii) a net worth of $350,000. Additionally, an investor in the State of Iowa must limit his or her investment in us to 10% of his or her liquid net worth.

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. “Liquid net worth” is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the State of Kentucky must have either (i) a minimum annual gross income of $70,000 and a minimum net worth of at least $70,000 or (ii) a minimum net worth of at least $250,000. In addition, no Kentucky investor shall invest, in aggregate, more than 10% of his or her liquid net worth in us or our affiliates’ non-publicly traded business development companies. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — The Massachusetts Securities Division requires that Massachusetts investors not invest, in the aggregate, more than 10% of their net worth in this program and in other illiquid business development companies or direct participation programs.

Nebraska —  Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) to 10% of such investor’s net worth. (Net worth in each case should be determined exclusive of home, home furnishings and automobiles). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey — Investors who reside in the State of New Jersey must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards noted above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates, and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents, and readily marketable securities.

North Dakota — Our shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established net income/net worth or net worth suitability standards.

Ohio — It shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded business development companies to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — Oklahoma investors must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobiles. In addition, an Oklahoma investor’s total investment in us may not exceed 10% of his or her liquid net worth (exclusive of home, home furnishings and automobiles).

Oregon — In addition to the suitability standards noted above, an investor in the State of Oregon must limit his or her investment in us to 10% of his or her liquid net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must have a minimum annual gross income of $85,000 and a minimum net worth of $85,000; or a minimum net worth of $350,000 exclusive of home, home furnishings and automobiles. In addition, a Tennessee investor must limit his or her investment in us to 10% of his or her liquid net worth.

Texas — Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000; or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor’s total investment in us shall not exceed 10% of his or her liquid net worth. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles.

Vermont — Accredited investors in Vermont, as defined in Rule 501 of Regulation D of the Securities Act, may invest freely in this offering. In addition to the general suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. “Liquid net worth” is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Our sponsor, those selling shares on our behalf and selected broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your selected broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;
•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;
•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and
•	have an apparent understanding of or are familiar with, as applicable, the following:
❑	the fundamental risks of your investment;
❑	the lack of liquidity of your shares;
❑	the restrictions on transferability of your shares;
❑	the background and qualification of CIM and Apollo; and
❑	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and “Company” refer to CĪON Investment Corporation. In addition, the terms “Adviser” and “CIM” refer to CION Investment Management, LLC, which serves as our investment adviser; “ICON Capital” refers to ICON Capital, LLC, our affiliate with whom we have an administration agreement and serves as our administrator; “CION Securities” and “dealer manager” refer to CION Securities, LLC (formerly known as ICON Securities, LLC), our affiliate that serves as our dealer manager; “Apollo” refers to Apollo Global Management, LLC (NYSE: APO) and its subsidiaries; “AIM” and “Sub-Adviser” refer to Apollo Investment Management, L.P., a subsidiary of Apollo; “CIG” refers to CION Investment Group, LLC (formerly, ICON Investment Group, LLC), of which CIM is a subsidiary; and “CION Investments” refers to ICON Capital together with CIG.

CĪON Investment Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements.

We are managed by CIM, a registered investment adviser and affiliate of ours. CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. We and CIM have engaged AIM, a subsidiary of Apollo and a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, to act as our investment sub-adviser. AIM assists us with identifying investment opportunities and making investment recommendations for approval by CIM, according to pre-established investment guidelines. All of our investment decisions are the sole responsibility of, and are made at the sole discretion of, CIM. Pursuant to the terms of the investment sub-advisory agreement among us, CIM and AIM, AIM is not responsible or liable for any such investment decision, only provides the investment advisory services expressly set forth in the investment sub-advisory agreement and is not responsible or liable for the provision of any other service. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. We seek to meet our investment objective by utilizing the experienced management teams of both CIM and AIM, which includes their access to the relationships and human capital of Apollo and CIG in sourcing, evaluating and structuring transactions. We anticipate that our portfolio will be comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities of private and thinly-traded U.S. middle-market companies. These products and securities may include collateralized debt obligations, or CDOs, collateralized bond obligations, or CBOs, collateralized loan obligations, or CLOs, structured notes and credit-linked notes. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. Multiple tranches of securities are generally issued and categorized as senior, mezzanine and equity. We may invest in any of these tranches, including the equity tranches. We use the term “structured products” generally to refer to an instrument or security having a return linked to underlying securities or other assets. Structured products are typically designed to create a rate of return, risk or other investment characteristics of the underlying securities or other assets. We may also invest in unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. We use the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We define middle-market companies as companies that generally possess annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including collateralized securities, structured products and other similar securities and the securities of larger public companies and foreign securities, which may be deemed “non-qualifying assets” for the purpose of complying with investment restrictions under the 1940 Act. See “Regulation — Qualifying Assets.”

In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, typically in conjunction with one of our debt investments or through a co-investment with a financial sponsor. We expect that our investments will generally range between $5 million and $50 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of CIM subject to oversight by our board of directors. We have made and intend to make smaller investments in syndicated loan opportunities, which typically include investments in companies with annual EBITDA of greater than $50 million.

To enhance our opportunity for gain, we employ leverage as market conditions permit and at the discretion of CIM, but in no event can leverage employed exceed 50% of the value of our total assets as required by the 1940 Act. See “Risk Factors — Risks Related to our Investments” for a discussion of the risks inherent in our target portfolio company investments.

We do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future. We believe that an unlisted structure is appropriate for the long-term nature of the assets in which we invest. In addition, because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we conduct quarterly tender offers pursuant to our share repurchase program. In connection with that program, we intend, but are not required, to continue conducting quarterly repurchase offers. This is the only method of liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.” We limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter. Accordingly, it is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. Shareholders who are able to sell their common stock may sell such common stock at a price below their initial purchase price and/or our current net asset value per share as a result of fluctuation in our net asset value per share.

Although we do not currently intend to list our common stock on an exchange and do not expect a public market to develop for it in the foreseeable future, we intend to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. However, there can be no assurance that we will be able to complete a liquidity event.

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments with entities with which we may be prohibited from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf, unless such transactions occur pursuant to an exemptive order from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither CIM nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them.

About CIM

CIM is a registered investment adviser. CIM is a subsidiary of CIG and part of the CION Investments group of companies. We believe that CION Investments is a leading asset manager that provides innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts. CION Investments is headquartered in New York, with an office in Boston.

Mark Gatto and Michael A. Reisner, together with Keith S. Franz, Gregg A. Bresner and Stephen Roman, form the senior management team of CIM. Both Messrs. Gatto and Reisner have significant managerial and investing experience and serve as our co-chairmen and co-chief executive officers. See “Management” for biographical information regarding Messrs. Gatto, Reisner, Franz, Bresner and Roman.

CIM’s senior management team has extensive experience in lending to private U.S. middle-market companies and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, focusing on risk management and delivering risk-adjusted returns that typically are collateralized by a company’s business-essential equipment or corporate infrastructure.

About CION Investments

With more than 30 years of experience in the alternative asset management industry, CION Investments has managed investments for more than 82,000 investors and made approximately $5.5 billion in total investments. CION Investments, through its managed funds, provides direct secured financing to private and public companies worldwide primarily in industries such as marine, manufacturing, transportation, automotive, energy and power, telecommunications, industrial and mining. CION Investments provides distribution services as well through CION Securities.

Pursuant to an administration agreement, ICON Capital furnishes us with office facilities and equipment, and clerical, bookkeeping and record keeping services. ICON Capital also oversees our financial records and prepares our reports to shareholders and reports filed with the SEC. ICON Capital also performs the calculation and publication of our net asset value, and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third party service providers. Furthermore, ICON Capital will provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

About AIM

We and CIM have engaged AIM to act as our investment sub-adviser as we believe that AIM possesses skills that will aid us in achieving our investment objective. See “Investment Sub-Advisory Agreement.”

AIM is a subsidiary of Apollo (NYSE: APO) and is the investment adviser to Apollo Investment Corporation (NASDAQ: AINV), or AINV. AINV is a publicly traded BDC that invests primarily in various forms of debt investments, including secured and unsecured loan investments and/or equity in private U.S. middle-market companies. AINV may also invest in the securities of public companies and structured products and other investments such as collateralized loan obligations and credit-linked notes.

AIM assists CIM in identifying investment opportunities and makes investment recommendations for approval by CIM, according to pre-established investment guidelines. AIM is not responsible or liable for any such investment decision. Further, AIM only provides the investment advisory services expressly set forth in the investment sub-advisory agreement among AIM, CIM and us. Investment recommendations made by AIM are made in a manner that we expect to be consistent with the investment processes developed for the advisory services provided to AINV since its inception in 2004.

Market Opportunity

We believe that the market for lending to private U.S. middle-market companies is underserved and presents a compelling investment opportunity. CIM’s management team has witnessed significant demand for debt capital among middle-market companies that have the characteristics we target. We believe that this demand, coupled with the limited and fragmented availability of funding within our target market, will enable us to achieve favorable transaction pricing. We are continuing to raise funds in an attempt to capitalize on what we believe is a favorable environment. We believe that the following characteristics and market trends support our belief:

•	The middle-market is a large addressable market. According to GE Capital’s National Center for the Middle Market 4th Quarter 2016 Middle Market Indicator, there are approximately 200,000 U.S. middle-market companies. The U.S. middle-market accounts for approximately one-third of private sector gross domestic product, or GDP, which, measured on a global scale, would be the third largest global economy. GE defines middle-market companies as those with $10 million to $1 billion in annual revenue, which we believe has significant overlap with our definition of middle-market companies that generally possess EBITDA of $50 million or less.
•	Greater demand for non-traditional sources of debt financing. We believe that commercial banks in the U.S., which have traditionally been the primary source of capital to middle-market companies, have experienced consolidation, unprecedented loan losses, capital impairments and stricter regulatory scrutiny. Consequently, we believe there is an increasing trend for middle-market companies to seek financing from other sources, such as us.
•	Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt. While many middle-market companies were previously able to raise senior debt financing through traditional large financial institutions, we believe this approach to financing will become more difficult as implementation of U.S. and international financial reforms, such as Basel 3, are expected to limit the capacity of large financial institutions to hold loans of middle-market companies on their balance sheets.
•	There is a large pool of uninvested private equity capital likely to seek additional senior debt capital to finance strategic transactions. We expect that middle-market private equity firms will continue to invest the approximately $653 billion raised since 2010 in middle-market companies, as reported in Pitchbook’s 2016 Annual U.S. PE Middle Market Report, and that these private equity firms will seek to support their investments with senior loans from other sources, such as us.
•	General reduction in supply of corporate debt. Recent market events have significantly impacted traditional sources of credit, reducing the ability of such sources to provide financing. We believe that the disruption in the credit markets has created an environment where liquidity and capital resources are scarce while the financing requirements of companies remain high. We believe that the scarcity of capital and the continuing need for financing will allow us to pursue more favorable economic terms, governance terms and covenants in comparison to those that existed in other periods.
•	Specialized lending and unfunded private equity commitments drive demand for debt capital. Lending to small- and middle-market companies requires in-depth diligence, credit expertise, structuring experience and active portfolio management. In addition, middle-market companies may require more active monitoring and participation on the lender’s part. As such, we believe that, of the U.S. financial institutions that are not liquidity constrained, few are capable of pursuing a sustained lending strategy successfully. We believe this creates a significant supply/demand imbalance for small and middle-market credit. We also expect that private equity firms will continue to pursue acquisitions and will seek to leverage their equity investments with debt financing, including senior debt, unitranche debt, and mezzanine loans provided by companies such as ours. Historically, according to the S&P LCD Leveraged Lending Review, such leverage has represented approximately 62% of a private equity acquisition. Therefore, adding to the imbalance in the availability of credit is the significant amount of unallocated private equity capital raised since 2010 described above, much of which will require debt financing in the coming years. As depicted in the chart on page 114 of this prospectus, almost $534 billion of unfunded private equity commitments were outstanding through the end of 2015. Based upon the historical proportion of leverage to total investment size, this represents potential demand of approximately $865 billion.

•	Active private equity focus on small- and middle-market firms. Private equity firms have continued their active roles investing in small- and middle-market companies, and CIM expects this trend to continue. Private equity funds often seek to leverage their investments by combining equity capital with senior secured and mezzanine loans from other sources. Thus, we believe that significant private equity investment in middle-market firms will create substantial investment opportunities for us to fill the role of leverage provider. We believe that the network of relationships between CIM’s senior management team, Apollo’s management team and the private equity community will be a key channel through which we will seek to access significant investment opportunities.
•	Middle-market companies compared to larger companies. We believe that middle-market companies compare favorably to larger companies with respect to our investment objective and strategy. According to the GE Capital 2012 National Middle Market Summit Report, almost 70% of middle-market companies have been in business for more than 20 years and are, on average, less financially leveraged than large companies. During the economic downturn from 2007 to 2010, surviving middle-market companies created more than two million jobs, as compared to nearly four million jobs eliminated by larger companies.
•	Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In particular, we believe that middle-market companies are more likely to offer attractive economics in terms of transaction pricing (including higher debt yields), upfront and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. In addition, as compared to larger companies, middle-market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

We believe that these factors will result in advantageous conditions in which to pursue our investment objective of generating current income and, to a lesser extent, capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We have invested and continue to invest primarily in the debt of privately held companies. Investments in private companies pose significantly greater risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves are often illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies often do not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM and/or AIM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved with, investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When evaluating an investment, we use the resources of CIM and AIM to develop an investment thesis and a proprietary view of a potential company’s value. When identifying prospective portfolio companies, we focus primarily on the following attributes, which we believe will help us generate higher total returns with an acceptable level of risk. These attributes are:

•	Leading, defensible market positions that present attractive growth opportunities. We seek to invest in companies that we believe possess advantages in scale, scope, customer loyalty, product pricing or product quality versus their competitors, minimizing sales risk and protecting profitability.

•	Companies with leading market positions and strong free cash flows. We seek to invest in the debt of companies that have a leading market position or other significant competitive advantages and significant free cash flow. We believe that such companies are able to maintain consistent cash flow to service and repay our loans and maintain growth or market share.
•	Investing in middle-market, private companies. We seek to invest in middle-market, private companies that generally possess annual EBITDA of $50 million or less at the time of investment. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.
•	Proven management teams with meaningful equity ownership. We focus on investments in which the target company has an experienced management team with an established track record of success. We typically require the portfolio companies to have in place proper incentives to align management’s goals with ours. Generally, we focus on companies in which the management teams have significant equity interests.
•	Private equity sponsorship. Often we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. CIM’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company provides an additional level of due diligence investigation and is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms that commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.
•	Broad portfolio. We seek to create a portfolio of companies engaged in a variety of industries and located in a variety of geographic locations, thereby potentially reducing the risk of a downturn in any one industry or geographic location having a disproportionate impact on the value of our portfolio. We are not a “diversified company” as such term is defined under the 1940 Act. Because we are a BDC, we focus on and invest at least 70% of our total assets in U.S. companies, but seek to maintain investments across the various geographic regions of the U.S. To the extent that we invest in foreign companies, we intend to do so in accordance with the limitations under the 1940 Act and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan. We cannot assure you that we will be successful in our efforts to maintain a broad portfolio of investments.
•	Viable exit strategy. We focus our investment activity primarily in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interest we hold through an initial public offering of common stock, a merger, a sale or other recapitalization.

Moreover, we may acquire investments in the secondary loan market, and, in analyzing such investments, we will employ the same analytical process that we use for our primary investments.

Potential Competitive Advantages

We believe that we offer to our investors the following potential competitive advantages over other capital providers to private U.S. middle-market companies:

•	Proven ability to invest in middle-market companies. With AIM as our sub-adviser, we are partnered with a team that we believe has proven its ability to source, structure and manage private investments for a publicly traded BDC, AINV. In addition to its ability to call on its resources, AIM is able to draw upon Apollo’s team of 376 investment professionals that have approximately $192 billion of total assets under management as of December 31, 2016. Apollo has developed an expertise in sourcing and investing in debt issued by middle-market companies. We leverage this expertise, which we believe enables us to make investments that offer the most favorable risk/reward characteristics.

•	Global platform with seasoned investment professionals. CIM’s senior management team believes that the breadth and depth of its experience, together with the wider resources of the Apollo investment team, who source, structure, execute, monitor and realize upon a broad range of private investments on behalf of Apollo, as well as the specific expertise of Apollo in the BDC arena, provides us with a significant competitive advantage in sourcing attractive investment opportunities worldwide.
•	Long-term investment horizon. We believe that our flexibility to make investments with a long-term view provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital structure helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.
•	Transaction sourcing capability. CIM and AIM seek to identify attractive investment opportunities both through active origination channels and through their long-term relationships with numerous corporate and fund management teams, members of the financial community and potential corporate partners. We also have access to the experience of CIM’s officers in sourcing middle-market transactions through such persons’ network of originators and underwriters. In addition, CIM seeks to leverage Apollo’s significant access to transaction flow. We believe that the broad networks of CIM and Apollo and their respective affiliates will produce a significant amount of investment opportunities for us.
•	Disciplined, income-oriented investment philosophy. CIM employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring by CIM and AIM of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
•	Ability to utilize a wide range of transaction structures. We believe that each of CIM’s and Apollo’s broad expertise and experience in transaction structuring at all levels of a company’s capital structure affords us numerous tools to manage risk while preserving the opportunity for returns on investments. We attempt to capitalize on this expertise in an effort to produce an investment portfolio that will perform in a broad range of economic conditions. In addition, we believe that the ability to offer several forms of financing makes us an attractive provider of capital to prospective portfolio companies. Such flexible transaction structuring allows a prospective portfolio company to forgo the substantial cost of conducting multiple negotiations and undergoing multiple due diligence processes to secure the different types of capital it requires.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks an investment in us involves:

•	Our investments in prospective portfolio companies are risky, and we could lose all or part of our investment.
•	We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
•	As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
•	Unless we experience substantial net capital appreciation and realized gains, the purchase price in our periodic repurchase offers will be at a price lower than the price paid for your shares.
•	The amount of distributions that we pay is uncertain. We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established any limit on the amount of funds we may use from net offering proceeds or borrowings to make distributions. Our distributions may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you that will lower your tax basis in your common stock and reduce the amount of funds we have for investments in targeted assets. In addition, through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM.
•	Before managing us, CIM had not managed a BDC or a RIC. Therefore, CIM may not be able to successfully operate our business or achieve our investment objective.
•	CIM, Apollo and their respective affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates that could result in actions that are not in your best interests.
•	We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
•	There may be conflicts of interest related to obligations that CIM’s and Apollo’s respective senior management and investment teams have to other clients.
•	Our base management and incentive fees may induce CIM to make, and AIM to recommend, speculative investments or incur leverage.
•	The compensation we pay to CIM was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.
•	This is a “best efforts” offering and, if we are unable to continue to raise substantial funds, then we will be more limited in the number and type of investments we may make and the value of your investment in us may be reduced in the event our assets underperform.
•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.
•	Beginning in the first quarter of 2014, we began offering to repurchase your shares of our common stock on a quarterly basis. As a result, you will have limited opportunities to sell your shares of our common stock and, to the extent you are able to sell your shares of our common stock under the program, you may not be able to recover the amount of your investment in our common stock.
•	We will be exposed to risks associated with changes in interest rates. In addition, changes in interest rates may affect our cost of capital and net investment income.
•	We have borrowed money to make investments. As a result, the potential for loss on amounts invested in us is magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.
•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
•	We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
•	The net asset value of our common stock may fluctuate significantly.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Plan of Distribution

This is a continuous offering of our common stock as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common stock, but intends to use its best efforts to sell the common stock offered. The minimum permitted purchase is $5,000.

We will sell our shares on a continuous basis at a price of $9.65 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We will post the updated information on our website at www.cioninvestments.com.

CION Securities acts as the dealer manager in connection with the sale of common stock registered in this offering. The dealer manager was formed in 1984 and is an affiliate of CIM.

To purchase common stock in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “CĪON Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. See “— How to Subscribe” below.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Prior to completion of a liquidity event, there will be no public market for the shares, which means that it may be difficult for shareholders to sell shares. As a result, we have established suitability standards that require investors to have either (i) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. Some states have different suitability standards. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objective and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo, and (e) the tax consequences of the investment. For additional information, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase our common stock. Investors seeking to purchase our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•	Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

•	Deliver a check for the full purchase price of the common stock being subscribed for, along with the completed subscription agreement, to the selected broker-dealer. You should make your check payable to “CĪON Investment Corporation.” After you have satisfied the applicable minimum purchase requirement of $5,000, additional purchases must be in increments of $500, except for shares acquired pursuant to our fifth amended and restated distribution reinvestment plan.
•	By executing the subscription agreement and paying the total purchase price for the common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Subscriptions will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for common stock until at least five business days after the date you receive a final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. middle-market companies in accordance with our investment objective and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including potential payments or distributions to shareholders. However, we have not established limits on the use of proceeds from this offering. We intend to seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. There can be no assurance we will be able to sell all the shares of common stock we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or invest in a variety of portfolio companies.

Pending such use, we intend to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC. We may employ a portion of the net proceeds to pay operating expenses, distributions to shareholders, and for general corporate purposes. See “Estimated Use of Proceeds.”

Distributions

In January 2013, we began authorizing monthly distributions to our shareholders. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to continue to authorize and declare on a monthly basis a weekly distribution amount per share of our common stock.

Our board of directors declared distributions for 52, 52, 49 and 24 record dates during the years ended December 31, 2016, 2015, 2014 and 2013, respectively. Our board of directors authorizes and declares on a monthly basis a weekly distribution amount per share of our common stock. Declared distributions are paid monthly. The following table presents cash distributions per share that were declared during the years ended December 31, 2016, 2015, 2014 and 2013 (in thousands, except per share amounts):

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459

On December 13, 2016, our board of directors declared five weekly cash distributions of $0.014067 per share, which were paid on February 1, 2017 to shareholders of record on January 3, January 10, January 17, January 24, and January 31, 2017. On January 17, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 1, 2017 to shareholders of record on February 7, February 14, February 21, and February 28, 2017. On February 21, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 29, 2017 to shareholders of record on March 7, March 14, March 21, and March 28, 2017. On March 23, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on April 26, 2017 to shareholders of record on April 4, April 11, April 18, and April 25, 2017. On April 18, 2017, our board of directors declared five weekly cash distributions of $0.014067 per share, payable on May 31, 2017 to shareholders of record on May 2, May 9, May 16, May 23, and May 30, 2017. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in cash or in shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce our NAV per share if necessary to ensure that we do not sell shares at a price below NAV per share. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities, and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to CIM. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder may recognize a gain from the sale of his/her shares even if the shareholder sells the shares for less than the original purchase price. Each distribution estimated by us to contain any element of capital gain or return of capital will be accompanied by an estimate of the sources of such distribution. In addition, each year, a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”

We have made and intend to make our distributions in the form of cash, out of assets legally available for such purpose, unless shareholders elect to receive their distributions in the form of additional shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. shareholders. We may fund our cash distributions to shareholders in the future from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIG and AIM. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. We have not established limits on the amount of funds we may use from available sources to make distributions.

The following table reflects the sources of cash distributions on a GAAP basis that we have declared on our common stock during the years ended December 31, 2016, 2015 and 2014 (in thousands, except per share amounts):

	Years Ended December 31,
	2016			2015			2014
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income(1)	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%	$0.1792	$6,020	24.5%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.2480	26,273	33.9%	0.3868	30,281	52.9%	0.4360	14,650	59.7%
Net gain on TRS loan sales	0.0277	2,916	3.8%	0.0060	472	0.8%	0.0696	2,339	9.5%
Net realized gain on investments	0.0257	2,721	3.5%	0.0143	1,121	2.0%	0.0458	1,538	6.3%
Distributions in excess of net investment income(2)	—	—	—	0.0081	632	1.1%	—	—	—
Total distributions	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%	$0.7306	$24,547	100.0%

(1)	Distributions from net investment income include expense support from CIG of $1,880 for the year ended December 31, 2014.

(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 to our audited consolidated financial statements for the sources of our cash distributions on a tax basis.

The amount of the distribution for shareholders receiving our common stock will be equal to the fair market value of the stock received. If shareholders hold common stock in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in the form of additional common stock.

Fifth Amended and Restated Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common stock. Participants in our fifth amended and restated distribution reinvestment plan are free to participate in or terminate participation in the fifth amended and restated distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our fifth amended and restated distribution reinvestment plan, you will have your cash distributions reinvested in additional common stock rather than receiving the cash distributions. Your reinvested distributions will purchase common stock at a price equal to the estimated net asset value per share of our common stock on the date of purchase. For example, if the estimated net asset value per share is $9.131, then the price is $9.131 per share with proceeds of $9.131 to us. See “Fifth Amended and Restated Distribution Reinvestment Plan.” No commissions or fees will be assessed on purchases pursuant to our fifth amended and restated distribution reinvestment plan.

Taxation

We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To qualify for and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Share Repurchase Program

We do not currently intend to list our common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. It is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. See “Share Repurchase Program.”

Beginning in the first quarter of 2014, we began offering, and on a quarterly basis thereafter we intend to continue offering, to repurchase common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. When we repurchase common stock, we generally conduct repurchases on the same date that we hold the first weekly closing in a calendar month for the sale of common stock in this offering. The offer to repurchase common stock is conducted solely through tender offer materials and is not being made through this prospectus.

We currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase common stock. In addition, we limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares of common stock that we offer to repurchase may be less in light of the limitations noted above. We offer to repurchase such shares of common stock at a price equal to the estimated net asset value per share on each date of repurchase.

The following table reflects certain information regarding the tender offers that we have conducted to date (in thousands, except share and per share amounts):

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
March 31, 2014	April 2, 2014	4,881	100%	$9.41	$46
June 30, 2014	July 2, 2014	15,611	100%	9.41	147
September 30, 2014	October 1, 2014	31,048	100%	9.41	292
December 31, 2014	January 7, 2015	48,947	100%	9.41	460
March 31, 2015	April 1, 2015	42,289	100%	9.41	398
June 30, 2015	July 1, 2015	449,537	100%	9.41	4,228
September 30, 2015	October 7, 2015	219,147	100%	9.18	2,012
December 31, 2015	January 4, 2016	272,148	100%	8.96	2,437
March 31, 2016	April 6, 2016	674,429	100%	8.64	5,827
June 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
September 30, 2016	October 5, 2016	619,240	100%	9.05	5,601
December 31, 2016	January 4, 2017	814,223	100%	9.05	7,369
March 31, 2017	April 5, 2017	1,137,234	100%	9.12	10,373
Total		4,778,550			$43,157

In connection with its consideration of whether to continue conducting such repurchase offers, our board of directors will consider any requests it has received from shareholders. If you wish to tender your common stock to be repurchased, you must tender at least 25% of the common stock you purchased in the offering. If you choose to tender only a portion of your common stock, you must maintain a minimum balance of $5,000 worth of common stock following a tender of common stock for repurchase. If the amount of repurchase requests exceeds the number of shares of common stock we seek to repurchase, we will repurchase common stock on a pro-rata basis. As a result, we may repurchase less than the full amount of common stock that you request to have repurchased. To the extent you seek to tender all of the shares you own and we repurchase less than the full amount of shares you request to have repurchased, you may maintain a balance of shares of less than $5,000 following such repurchase. If we do not repurchase the full amount of your common stock that you have requested to be repurchased, or we determine not to make repurchases of our common stock, you may not be able to dispose of your common stock, even if we underperform. Any periodic repurchase offers are subject in part to our available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

While we have conducted, and intend to continue conducting, quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice. We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program to permit us to repurchase shares at a price other than net asset value. See “Share Repurchase Program.”

Liquidity Strategy

We intend to seek to complete a liquidity event for our shareholders within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or securities of a publicly-traded company. We refer to the aforementioned scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common stock repurchased, subject to certain restrictions and limitations, at a price equal to the estimated net asset value per share on each date of repurchase. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

CIM and AIM are compensated for their services. Under the investment advisory agreement, CIM is entitled to a fee consisting of two components — a base management fee and an incentive fee. The base management fee is payable quarterly in arrears, and is calculated at an annual rate of 2% of the average value of our gross assets, excluding cash and cash equivalents.

The incentive fee consists of two parts.

•	The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital equal to 1.875% per quarter, or an annualized rate of 7.5%, or the hurdle rate. This fee equals (x) 100.0% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate, but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) and (y) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized).
•	The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains.

Pursuant to the investment sub-advisory agreement among us, CIM and AIM, AIM receives a portion of all management and incentive fees payable to CIM under the investment advisory agreement. On an annualized basis, AIM receives 50% of the fees payable to CIM under the investment advisory agreement with respect to each year, which fees are payable to AIM quarterly in arrears by CIM.

See “Investment Advisory Agreement — Overview of CIM — Advisory Fees.” Also see “Investment Sub-Advisory Agreement” for a description of the investment sub-advisory agreement and the fees payable to AIM by CIM pursuant to such agreement. For a discussion of the risks related to CIM and its affiliates and AIM and its affiliates, see “Risk Factors — Risks Related to CIM and its Affiliates; Risks Related to AIM and its Affiliates.”

Administration

ICON Capital is reimbursed for administrative expenses it incurs on our behalf. See “Administration Agreement.”

Conflicts of Interest

CIM, AIM and certain of their affiliates experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	The directors, officers and other personnel of CIM allocate their time between advising us and managing other investment activities and business activities in which they may be involved;
•	The compensation payable by us to CIM and other affiliates and AIM will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and under the 1940 Act standard applicable to investment advisory agreement decisions. Such compensation is payable, in most cases, whether or not our shareholders receive distributions;
•	We compete with certain affiliates for investments, subjecting CIM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;
•	We compete with certain of Apollo’s affiliates and Apollo-managed funds for investments, subjecting Apollo and its affiliates and Apollo-managed funds to certain conflicts of interest in evaluating the suitability of investment opportunities and recommending acquisitions on our behalf;
•	Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders, CIM and AIM will receive certain fees in connection with the management and sale of our portfolio investments;
•	Because the dealer manager, CION Securities, is an affiliate of CIM, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;
•	The personnel of Apollo allocate their time between assisting CIM in connection with identifying investment opportunities and making investment recommendations and performing similar and other functions for other business activities in which they may be involved;
•	We compete for investment opportunities with other funds managed by affiliates of Apollo, such as AINV, subjecting AIM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and recommending acquisitions to CIM; AIM may not be able to advise us with respect to investments that may be suitable for AINV as such activity may present certain conflicts of interest;
•	CIM, AIM and their respective affiliates may give advice and recommend securities to other clients that may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours since, among other things, our tax positions may differ, amounts available for investment may differ and we may have different investment concentration criteria;
•	CIM, Apollo and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships, except in certain limited circumstances as set forth in the investment sub-advisory agreement, or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of CIM and AIM. Apollo and certain of its affiliates, whose primary business includes the origination of investments, engage in investment advisory business for accounts that compete with us. Apollo and its affiliates have no obligation to make any particular originated investment opportunities available to us and may be precluded from doing so by regulatory limitations under the 1940 Act;

•	Our senior management, members of CIM’s investment committee and other investment professionals from CIM may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law;
•	Apollo’s senior management, members of its various investment committees and other investment professionals from Apollo may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law;
•	We are currently seeking exemptive relief from the SEC to engage in co-investment opportunities with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, CIM will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate; and
•	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which CIM or Apollo provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.

Recent Developments

Status of Our Continuous Public Offerings

On December 17, 2012, we announced that we met our minimum offering requirement of $2.5 million in capital raised, admitted our initial public investors as shareholders and officially commenced operations. Our initial continuous public offering ended on December 31, 2015 and this offering commenced on January 25, 2016. As of April 20, 2017, we received and accepted subscriptions in our offerings for 100,154,204 shares of our common stock at an average price per share of $10.29, for corresponding gross proceeds of $1,030,490,306, including shares purchased by our affiliates and shares repurchased pursuant to our share repurchase program but excluding shares issued pursuant to and proceeds from our distribution reinvestment plan, as amended and restated.

Portfolio Update

As of April 20, 2017, our investment portfolio, excluding our short term investments, consisted of interests in 147 portfolio companies (66% in senior secured first lien debt, 29% in senior secured second lien debt, 4% in collateralized securities and structured products (comprised of 1% invested in rated debt, 1% invested in non-rated debt and 2% invested in non-rated equity of such securities and products), and 1% in equity) with a total fair value of $1,423,107,292 with an average and median portfolio company annual EBITDA of $96.5 million and $45.2 million, respectively, at initial investment.1 As of April 20, 2017, investments in our portfolio, excluding our short term investments, were purchased at a weighted average price of 95.54% of par value. Our estimated gross annual portfolio yield was 9.28% based upon the purchase price of such investments.2 The estimated gross portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees. For the years ended December 31, 2016 and 2015, our total investment return-net asset value was 13.51% and 2.13%, respectively. Total investment return-net asset value does not represent and may be higher than an actual investment return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period. See “Notes to Consolidated Financial Statements — Note 13. Financial Highlights” for the years ended December 31, 2016 and 2015 for a further description and calculation of our total investment return-net asset value as of each period.

As of April 20, 2017, our only short term investment was an investment in a U.S. Treasury Obligations Fund of $47,172,714.

Total Return Swap

On December 17, 2012, Flatiron Funding, LLC, or Flatiron, our wholly-owned, special purpose financing subsidiary, entered into a TRS with Citibank, N.A., or Citibank. Effective December 9, 2013, Flatiron and Citibank amended the TRS to, among other things, extend the termination or call date from December 17, 2013 to December 17, 2014, increase the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan becomes subject to the TRS) from $150 million to $225 million, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.25% to 1.35% per year. Flatiron and Citibank further amended the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS to $275 million effective February 18, 2014, to $325 million effective April 30, 2014, to $375 million effective July 30, 2014, to $475 million effective September 5, 2014, to $600 million effective January 20, 2015, to $750 million effective March 4, 2015 and to $800 million effective March 22, 2016. Effective November 18, 2014, Flatiron and Citibank further amended the TRS to extend the termination or call date from December 17, 2014 to December 17, 2015. Effective October 2,

[1]	Some investments may be subject to settlement.
[2]	The estimated gross portfolio yield was calculated by taking the weighted average, by cost, of each investment’s “yield on cost.” The yield on cost calculation method assumes each investment is purchased on its trade date at its purchase price, that interest (LIBOR floor plus margin) is paid in accordance with the terms of such investment, and that the investment is repaid at par on its stated maturity date.

2015, Flatiron and Citibank further amended the TRS to extend the termination or call date from December 17, 2015 to March 17, 2016 and to provide that the floating rate index specified for each loan included in the TRS will not be less than zero. On December 22, 2015, Flatiron and Citibank further amended the TRS to reduce the ramp-down period from 90 days to 30 days prior to the termination date, which represents the period when reinvestment is no longer permitted under the terms of the TRS. Effective February 18, 2016, Flatiron and Citibank further amended the TRS to extend the termination or call date from March 17, 2016 to February 18, 2017, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.35% to 1.40% per year. Effective February 18, 2017, Flatiron and Citibank further amended the TRS to extend the termination or call date from February 18, 2017 to April 18, 2017. The agreements between Flatiron and Citibank, which collectively established the TRS, are referred to herein as the TRS Agreement.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of and interest payments from the assets underlying the TRS in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS typically offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enabled us, through our ownership of Flatiron, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS was analogous to Flatiron borrowing funds to acquire loans and incurring interest expense to a lender. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Total Return Swap” for a more detailed description of the TRS.

On April 18, 2017, the TRS expired in accordance with its terms subsequent to the consummation of the Citibank Credit Facility (as defined and described below).

East West Bank Credit Facility

On April 30, 2015, we entered into a revolving credit facility, or the EWB Credit Facility, with East West Bank, or EWB. The EWB Credit Facility provided for borrowings in an aggregate principal amount of up to $40,000,000, subject to compliance with a borrowing base. As of and for the year ended December 31, 2016, we were in compliance with all covenants and reporting requirements under the EWB Credit Facility. On April 27, 2017, the EWB Credit Facility expired in accordance with its terms. There were no outstanding borrowings under the EWB Credit Facility as of April 27, 2017.

JPMorgan Credit Facility

On August 26, 2016, 34th Street Funding, LLC, our newly-formed, wholly-owned, special purpose financing subsidiary, or 34th Street, entered into a senior secured credit facility, or the JPM Credit Facility, with JPMorgan Chase Bank, National Association, or JPM, as lender and administrative agent, U.S. Bank National Association, as collateral agent, collateral administrator and securities intermediary, and CIM, as portfolio manager. The JPM Credit Facility provides for borrowings in an aggregate principal amount of $150,000,000, of which $25,000,000 may be funded as a revolving credit facility, subject to compliance with a borrowing base. On August 26, 2016, 34th Street drew down $57,000,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, 34th Street, JPM, U.S. Bank National Association and CIM entered into an amended and restated loan and security agreement, or the Amended Loan Agreement, to amend the JPM Credit Facility. Under the Amended Loan Agreement, the aggregate principal amount available for borrowings under the JPM Credit Facility was increased from $150,000,000 to $225,000,000, of which $25,000,000 may be funded as a revolving credit facility, subject to compliance with a borrowing base. On September 30, 2016, 34th Street drew down $167,423,393 of additional borrowings under the JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from CS Park View (as defined and described below).

Advances under the JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.5% per year. Interest is payable quarterly in arrears. All advances under the JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 23, 2020. 34th Street may prepay advances pursuant to the terms and conditions of the JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.50% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, May 23, 2017, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 23, 2019, respectively. The non-usage fees, if any, are payable quarterly in arrears.

We contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the JPM Credit Facility are non-recourse to us, and our exposure under the JPM Credit Facility is limited to the value of our investment in 34th Street.

34th Street has appointed CIM to manage its portfolio of loans and other corporate debt securities pursuant to the terms of a portfolio management agreement. We agreed to guarantee to 34th Street and JPM the performance obligations of CIM under the portfolio management agreement. On September 30, 2016, we terminated the guarantee by entering into a release and termination agreement with 34th Street and JPM.

In connection with the JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and from August 26, 2016 to December 31, 2016, 34th Street was in compliance with all covenants and reporting requirements. The JPM Credit Facility contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter, within one business day following the earlier of (i) 34 th Street becoming aware of such failure; or (ii) notice of such default is provided by JPM; (b) the insolvency or bankruptcy of 34th Street, us, CIM or AIM; (c) a change of control of 34th Street shall have occurred; (d) CIM resigns or is terminated as portfolio manager under the portfolio management agreement; (e) AIM or an affiliate thereof ceases to be our investment sub-adviser; and (f) the failure to satisfy the minimum net asset value of the loans and other corporate debt securities securing the JPM Credit Facility and such failure is not cured within two business days. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the JPM Credit Facility immediately due and payable.

CS Park View Acquisition

On September 30, 2016, Park South Funding, LLC, our newly-formed, wholly-owned subsidiary, or Park South, and Credit Suisse Alternative Capital, LLC, or CSAC, the sole owner of Credit Suisse Park View BDC, Inc., or CS Park View, entered into a purchase and sale agreement, or the Purchase Agreement, to effect and consummate the acquisition of CS Park View by Park South. Pursuant to the Purchase Agreement, Park South acquired one hundred percent of the issued and outstanding shares of common stock of CS Park View, or the CS Park View Shares, from CSAC for a cash purchase price of $276,852,116. Substantially all of the assets acquired and liabilities assumed were financial assets (interests in senior secured loans and partnership interests of 26 portfolio companies as well as interest receivable and accrued expenses). We funded the cash purchase price partially with cash on hand, and proceeds received from the JPM Credit Facility (as described above).

The Purchase Agreement contains customary representations, warranties and covenants of Park South and CSAC. Pursuant to the Purchase Agreement, CSAC provided an indemnity to Park South and each of its affiliates and their respective officers, directors, members and other specified persons, or the Park South Indemnified Parties, from losses, damages and other similar liabilities incurred by the Park South Indemnified Parties due to the breach of, or inaccuracy in, certain fundamental representations in the Purchase Agreement or relating to the tender offer conducted by CSAC to acquire one hundred percent of the CS Park View Shares prior to entering into the Purchase Agreement.

On September 30, 2016, following the entry into the Purchase Agreement and completion of the CS Park View Share acquisition, Park South effected a name change of CS Park View to Park South, Inc. and also effected a statutory conversion from a Maryland corporation to a Maryland limited liability company to achieve certain CS Park View-level tax benefits and efficiencies.

Reduction of Sales Load

On December 28, 2016, we entered into an amended and restated follow-on dealer manager agreement, or the Amended and Restated Dealer Manager Agreement, with CIM and CION Securities in connection with this offering.

Under the original follow-on dealer manager agreement, dated as of January 25, 2016, the dealer manager receives a dealer manager fee of 3% of the gross offering proceeds as compensation for acting as the dealer manager, and selected broker-dealers receive selling commissions of up to 7% of the gross proceeds of shares sold by such selected broker-dealers in this offering. In addition, the dealer manager, in its sole discretion, may re-allow to any selected broker-dealer up to 1.5% of its dealer manager fee for reimbursement of marketing expenses.

Under the Amended and Restated Dealer Manager Agreement, the (i) dealer manager fee was reduced to up to 2%; (ii) selling commissions were reduced to up to 3%; and (iii) reallowance amount was reduced to up to 1%. These decreases became effective on our January 4, 2017 weekly closing and were first applied to subscriptions received from December 28, 2016 through January 3, 2017.

Citibank Credit Facility

On March 29, 2017, Flatiron Funding II, LLC, our newly-formed, wholly-owned, special purpose financing subsidiary, or Flatiron Funding II, entered into a senior secured credit facility, or the Citibank Credit Facility, with us, CIM, as collateral manager, Citibank, as lender and administrative agent, and U.S. Bank National Association, as custodian, collateral agent and collateral administrator. The Citibank Credit Facility provides for a revolving credit facility in an aggregate principal amount of $325,000,000, subject to compliance with a borrowing base. On March 29, 2017, Flatiron Funding II drew down $231,698,109 of borrowings under the Citibank Credit Facility.

Advances under the Citibank Credit Facility bear interest at a floating rate equal to (1) the higher of (a) the Citibank prime rate, (b) the federal funds rate plus 1.5% or (c) the three-month LIBOR plus 1.0%, plus (2) a spread of (a) 2% per year during the period from and including March 29, 2017 and the earlier of March 29, 2019 and the date the Citibank Credit Facility matures, or the Reinvestment Period, or (b) 3% per year during the period from the end of the Reinvestment Period until all obligations under the Citibank Credit Facility have been paid in full. Interest is payable quarterly in arrears. All advances under the Citibank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than March 30, 2020. Flatiron Funding II may prepay advances pursuant to the terms and conditions of the credit and security agreement, subject to a 0.75% or 0.50% premium if the amount of the Citibank Credit Facility is reduced or terminated on or prior to March 29, 2018 or March 29, 2019, respectively. In addition, Flatiron Funding II will be subject to a non-usage fee of 0.75% per year (subject to an increase to 2% in certain circumstances) on the amount, if any, of the aggregate principal amount available under the Citibank Credit Facility that has not been borrowed. The non-usage fees, if any, are payable quarterly in arrears. Flatiron Funding II incurred certain customary costs and expenses in connection with obtaining the Citibank Credit Facility.

We contributed and/or participated loans and other corporate debt securities indirectly to Flatiron Funding II on the closing date pursuant to master participation and assignment agreements between Flatiron Funding II and each of 15th Street Loan Funding LLC, or 15th Street Loan Funding, and 15th Street Loan Funding 2 LLC, or 15th Street Loan Funding 2, each a special purpose subsidiary of Citibank, in exchange for a 100% membership interest in Flatiron Funding II. 15th Street Loan Funding and 15th Street Loan Funding 2 held loans and other corporate debt securities in connection with the TRS between Citibank and Flatiron. We may sell, contribute and/or participate loans and other corporate debt securities to Flatiron Funding II from time to time after the closing date. Flatiron Funding II's obligations to Citibank under the Citibank Credit Facility are secured by a first priority security interest in all of the assets of Flatiron Funding II, including its portfolio of loans and other corporate debt securities. The obligations of Flatiron Funding II under the Citibank Credit Facility are non-recourse to us, and our exposure under the Citibank Credit Facility is limited to the value of our investment in Flatiron Funding II. Flatiron Funding II has appointed CIM to manage its portfolio of loans and other corporate debt securities pursuant to the terms of the credit and security agreement.

In connection with the Citibank Credit Facility, Flatiron Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The credit and security agreement contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and payable and such failure is not cured within two business days; (b) the insolvency or bankruptcy of Flatiron Funding II, us or CIM; (c) a change of control of Flatiron Funding II or CIM; (d) CIM ceasing to be the collateral manager under the credit and security agreement; (e) CIM ceasing to be our investment adviser or AIM ceasing to be our investment sub-adviser; (f) the failure of Flatiron Funding II to satisfy a borrowing base test or equity coverage test and such failure is not cured within two business days; and (g) our failure to satisfy an unencumbered liquidity test or maintain a minimum tangible net worth. Upon the occurrence and during the continuation of an event of default, Citibank may declare the outstanding advances and all other obligations under the Citibank Credit Facility immediately due and payable.

Management

Resignation of Harry Giovani

On February 2, 2017, Harry Giovani tendered his resignation as our Managing Director and Chief Credit Officer and as a member of the investment committee of CIM to pursue another career opportunity, effective as of March 3, 2017.

Expansion of Our Board of Directors and Appointment of Independent Director

On March 23, 2017, our board of directors approved an increase in the size of the board from five to six directors, and thereafter appointed Earl V. Hedin, 60, as an independent director for a term expiring at our 2019 annual meeting of shareholders or until his successor is duly elected and qualified. Mr. Hedin was also appointed to serve as a member of our audit committee and nominating and corporate governance committee. As a result of the appointment of Mr. Hedin, our board of directors consists of four independent directors.

Changes to Titles of Certain Existing Executive Officers

On March 23, 2017, Gregg A. Bresner, our Senior Managing Director and Chief Investment Officer, was appointed by our board of directors as our President. As a result of such appointment, (i) Mr. Bresner will assume the new role of President while maintaining his current role as Chief Investment Officer; and (ii) Mark Gatto and Michael A. Reisner, our Co-Chairmen, Co-Presidents and Co-Chief Executive Officers, will continue their role as Co-Chairmen and Co-Chief Executive Officers.

Offering Costs

Under the terms of the investment advisory agreement between us and CIM, CIM and certain of its affiliates (including CIG) are entitled to receive reimbursement of offering and organizational costs of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Previously, we interpreted “raised” to mean all gross proceeds that we expected to raise through the completion of the offering of our shares, rather than actual gross proceeds raised through the date of the reimbursement. Consistent with such application and since we believed we would raise at least $100 million through the completion of the offering of our shares, upon commencement of operations on December 17, 2012, we issued 111,111 shares of our common stock at $9.00 per share to CIG in lieu of payment of $1,000,000 for offering and organizational costs submitted for reimbursement. The transaction satisfied an independent obligation of CIG to invest $1,000,000 in our shares. Through that date, we had raised gross proceeds from unaffiliated outside investors of $2,639,439 and from affiliated investors of $2,000,000, which, applying 1.5% of actual proceeds raised through the date of reimbursement, would have resulted in CIM being entitled to $69,592.

With respect to the payment of offering and organizational costs, we will continue to interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, we will not issue any of our shares or other securities for services or for property other than cash or securities except as a dividend or distribution to our security holders or in connection with a reorganization. Consistent with this interpretation, on May 30, 2013, CIG paid us $1,000,000, plus interest accrued at a rate of 7% per year.

Reports to Shareholders

Within 60 days after the end of each fiscal quarter, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

On a quarterly basis, we send information to all shareholders of record regarding the estimated source of distributions paid to our shareholders in such quarter.

Corporate Information

Our principal executive offices are located at 3 Park Avenue, 36th Floor, New York, New York 10016. We maintain a website at www.cioninvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “CĪON Investment Corporation,” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load(2)	5.00%
Offering costs(3)	1.50%
Fifth amended and restated distribution reinvestment plan fees(4)	None
Total shareholder transaction expenses (as a percentage of offering price)	6.50%
Annual expenses (as a percentage of average net assets attributable to common stock)(1)
Base management fee(5)	2.84%
Accrued incentive fees pursuant to our investment advisory agreement (20% of investment income, subject to a hurdle rate, and realized capital gains)(6)	0.00%
Interest payments on borrowed funds(7)	2.75%
Other expenses(8)	0.75%
Total annual expenses (estimated)	6.34%

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that shareholders would pay a sales load of 5% and we would incur offering costs of 1.5% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income:(1)	$124	$240	$352	$615

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, and considering our performance will vary, the incentive fees under the investment advisory agreement may not be earned or payable and are not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses would be higher.

Assuming, however, that the incentive fee on capital gains under the investment advisory agreement is earned and payable and the subordinated incentive fee on income is not earned and payable (see Note 6 below) the following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income solely from realized capital gains	$133	$264	$388	$671

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. In addition, the examples do not include reinvestment of distributions pursuant to our fifth amended and restated distribution reinvestment plan. See “Fifth Amended and Restated Distribution Reinvestment Plan” for additional information regarding our fifth amended and restated distribution reinvestment plan. See “Plan of Distribution” for additional information regarding shareholder transaction expenses.

(1)	Assumes that we sell approximately $150 million of our common stock during 2017, and that our net offering proceeds from such sales equal $140 million, resulting in estimated net assets of approximately $1.14 billion as of December 31, 2017 and average net assets of approximately $1.07 billion during 2017. The amount also assumes that we borrow funds equal to 60% of our average net assets during such period, or $650 million. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount during 2017, our expenses as a percentage of our average net assets would be significantly higher. Our assumption that we will sell approximately $150 million of our common stock during 2017 is our estimate based upon our belief that proceeds raised will increase as a result of (i) an expected increase in the size of our network of selected broker-dealers and registered investment advisors who sell shares on our behalf; (ii) the decrease in our sales load, effective on our January 4, 2017 weekly closing, from up to 10% to up to 5% of the gross proceeds of shares sold in this offering; and (iii) the fee that may be paid by CIM (and not by our shareholders) to selling dealers equal to no more than 1% of the net asset value per share per year. However, there can be no assurance that we will sell an aggregate of $150 million worth of our common stock during 2017.
(2)	“Sales load” includes selling commissions of up to 3% and dealer manager fees of up to 2%. In addition to selling commissions and dealer manager fees, CIM may pay selling dealers a fee equal to no more than 1% of the net asset value per share per year. Such amounts will not be paid by our shareholders. See “Plan of Distribution.”
(3)	Amount reflects estimated offering costs to be paid by us of up to $14.5 million if we raise an aggregate of $965 million in gross proceeds. Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statement of which this prospectus forms a part. Certain offering costs have been funded by CIG and its affiliates and there is no liability for these offering costs to us until CIG and its affiliates submit such costs for reimbursement. On December 17, 2012, we incurred and capitalized offering costs of $1,000,000 that were submitted for reimbursement by CIG. These costs were amortized over a twelve-month period through 2013 as an adjustment to capital in excess of par value. We will expense any additional offering costs if and when CIG submits such costs for reimbursement. No additional material offering costs have been incurred by CIG or its affiliates or AIM subsequent to December 31, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Offering, Organizational and Other Pre-Effective Costs” for more information on offering costs.
Our payment of offering and organizational costs will not exceed 1.5% of our actual gross proceeds raised (without giving effect to any potential expense support from CIG and its affiliates and AIM until they are submitted for reimbursement). For example, if we sell the maximum number of shares at $9.65 per share, then we estimate that we may incur up to approximately $14,475,000 of costs. On December 17, 2012, we issued 111,111 shares of our common stock at $9.00 per share to CIG in lieu of payment of $1,000,000 for offering and organizational costs submitted for reimbursement. At December 31, 2016, CIG and its affiliates incurred offering, organizational and other pre-effective costs (general and administrative expenses, consisting primarily of professional fees and insurance expense, incurred by CIG related to us prior to December 17, 2012) of $2,011,845. Of these costs, $1,811,338 represented offering and organizational costs, all of which have been submitted to us for reimbursement. We paid $450,000 in October 2013, $550,000 in March 2014, $591,475 in May 2014 and $420,370 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates or AIM subsequent to December 31, 2016. Under the terms of the investment advisory agreement, CIM and certain of our affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Pursuant to an expense support and conditional reimbursement agreement between us, CIG and AIM, CIG and AIM have agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions CIG and AIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”
(4)	The expenses of the fifth amended and restated distribution reinvestment plan are included in “Other expenses.” See “Fifth Amended and Restated Distribution Reinvestment Plan.”
(5)	Our base management fee under the investment advisory agreement is payable quarterly in arrears, and is calculated at an annual rate of 2.0% of the average value of our gross assets, which includes unrealized capital appreciation on our investment portfolio, less cash and cash equivalents, which is described in Note (1) above. Our base management fee does not include any unrealized capital depreciation on our TRS, as such amounts are not included in our gross assets. The figure in the table is calculated on the basis of our average net assets over the following twelve months and illustrates the effect of leverage. See “Investment Advisory Agreement — Overview of CIM — Advisory Fees.”
(6)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to CIM in the following twelve months. However, the incentive fee payable to CIM is based on market conditions and our performance and will not be paid unless we achieve certain performance targets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. Because the examples above assume a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following twelve months.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The amount in the table assumes that the incentive fee on capital gains will be approximately 0.0% of average net assets and is based on actual and projected realized capital gains on our investments and the TRS through December 31, 2016 and the unrealized appreciation of our investments and the TRS and assumed converted to realized capital gains on such date. Such amounts are expressed as a percentage of the estimated average net assets of approximately $1.07 billion during 2017. See “Investment Advisory and Administrative Services Agreement — Overview of CIM — Advisory Fees” for a full explanation of how this incentive fee is calculated.

(7)	We have borrowed funds to make investments. The costs associated with such borrowing are indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 60% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 4.80%. At December 31, 2016, 2015, 2014, 2013 and 2012, our borrowings for the BDC coverage ratio were $488,935,623, $491,708,341, $326,703,044, $107,496,160 and $2,226,457, respectively, which included the non-collateralized TRS notional amount, unfunded commitments (solely at December 31, 2014) and the financing arrangement in connection with our directors and officers insurance and resulted in coverage ratios of 304%, 284%, 252%, 234% and 302%, respectively.

Our ability to incur leverage during 2017 depends, in large part, on the amount of money we are able to raise through the sale of common stock registered in this offering and capital markets conditions.

(8)	Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer and other administrative personnel and fees payable to our independent directors. The amount presented in the table estimates the amounts that will be paid during 2017. We have invested in a U.S. Treasury obligations money market fund, which we included in our consolidated schedules of investments as of December 31, 2016 and 2015. The investment adviser to this money market fund waived in full its advisory fee for calendar years 2013, 2014, 2015 and 2016 and continues to waive its advisory fee in 2017. Therefore, there have been no “acquired fund fees and expenses” associated with this investment. If the investment adviser discontinues its advisory fee waiver, we may incur acquired fund fees and expenses in the future.

COMPENSATION OF THE DEALER MANAGER, THE ADVISER AND
CERTAIN NON-AFFILIATES

The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate CIM for the investment and management of our assets and ICON Capital for administrative services. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities, their affiliates and certain non-affiliates are included in the table below. The selling commissions and dealer manager fees may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains are calculated, see “Investment Advisory Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Sales Load
	Fees to Unaffiliated Broker-Dealers
Selling commissions(2)	Up to 3% of gross offering proceeds from the offering; all selling commissions are expected to be paid to selected, unaffiliated broker-dealers.	$28,950,000
	Fees to the Dealer Manager
Dealer manager fees(2)	Up to 2% of gross proceeds, a portion of which may be reallowed to selected, unaffiliated broker-dealers.	$19,300,000
	Reimbursement to Our Adviser
Other offering and organizational costs(3)	We reimburse CIM and/or one or more of its affiliates for the offering and organizational costs it has incurred on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fees and the other offering and organizational costs borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases, in accordance with the rules and regulations of the Financial Industry Regulatory Authority, Inc.	$14,475,000
	Advisory Fees
Base management fee	The base management fee is calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents, and payable quarterly in arrears. The base management fee may or may not be taken in whole or in part at the discretion of CIM. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as CIM will determine.	$30,438,289

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.875% (7.5% annualized), subject to a “catch up” feature.(4)No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the hurdle rate of 1.875% on adjusted capital. For any calendar quarter in which pre-incentive fee net investment income is greater than the quarterly hurdle rate, but less than or equal to 2.34375%, the subordinated incentive fee on income will equal the amount of pre-incentive fee net investment income in excess of the quarterly hurdle rate. This portion of the subordinated incentive fee is referred to as the catch-up(5) and provides an increasing fee, equal to 100.0% of the pre-incentive fee net investment income, between a 1.875% to a 2.34375% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.34375% of adjusted capital, the subordinated incentive fee on income will equal 20% of pre-incentive fee net investment income. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from issuances of our common stock (including our fifth amended and restated distribution reinvestment plan) reduced for distributions to investors that represent a return of capital and amounts paid for share repurchases pursuant to our share repurchase program.	These amounts cannot be estimated since they are based upon the performance of our assets.
Incentive fee on capital gains	An incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement) and equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains.	These amounts cannot be estimated since they are based upon the performance of our assets.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Other Expenses
Other operating expenses	We reimburse the expenses incurred by ICON Capital in connection with its provision of administrative services to us, including the compensation payable by ICON Capital to our chief financial officer and chief compliance officer, and their respective staffs, and other administrative personnel of CIM. We do not reimburse for personnel costs in connection with services for which CIM receives a separate fee. In addition, we do not reimburse ICON Capital for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any person with a controlling interest in CIM.	We have estimated these annual expenses to be approximately $8,000,000. Actual amounts may be lower or higher.

(1)	Assumes all shares are sold at $9.65 per share with no reduction in selling commissions or dealer manager fees.
(2)	The selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates and Apollo and its affiliates. No selling commissions or dealer manager fees will be paid in connection with issuances pursuant to our fifth amended and restated distribution reinvestment plan. Includes expenses incurred for marketing and training and educational meetings and generally coordinating the marketing process for the sale of our shares.
(3)	The offering and organizational cost reimbursement consists of costs incurred by CIM and certain of its affiliates, which includes CIG, on our behalf for legal, accounting, printing and other offering costs in registering the shares of our common stock, which include certain marketing costs. Our payment of offering and organizational costs will not exceed 1.5% of our actual gross proceeds raised (without giving effect to any potential expense support from CIG and its affiliates and AIM until they are submitted for reimbursement). For example, if we sell the maximum number of shares at $9.65 per share, then we estimate that we may incur up to approximately $14,475,000 of costs. Under the terms of the investment advisory agreement, CIM and certain of our affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Pursuant to an expense support and conditional reimbursement agreement between us, CIG and AIM, CIG and AIM have agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions CIG and AIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the subordinated incentive fee hurdle rate and may result in an increase in the amount of incentive fees payable to CIM with respect to pre-incentive fee net investment income.
(5)	As the quarterly pre-incentive fee net investment income rises from 1.875% to 2.34375%, the “catch-up” feature allows CIM to recoup the fees foregone as a result of the existence of the quarterly hurdle rate. Certain of the advisory fees payable to CIM are not based on the performance of our investments. See “Investment Advisory Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to CIM, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business, and this offering.

Q:  What is CĪON?

A:  CĪON was formed as an externally managed, non-diversified closed end management investment company that focuses primarily on investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. As such, we refer to CĪON as a middle-market loan fund that is structured as a BDC and has elected to be to be taxed as a RIC. CĪON’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors.

Q:  What is a “BDC”?

A:  BDCs are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as RICs for federal tax purposes.

Q:  What is a “RIC”?

A:  A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders from its taxable earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to obtain RIC tax treatment, a company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:  Who will choose which investments to make?

A:  All decisions to make new investments will be made by and be the sole responsibility of CIM’s investment committee and will require the unanimous approval of a quorum of investment committee members. A quorum consists of at least two investment committee members. The current members of CIM’s investment committee are Messrs. Gatto, Reisner and Bresner. Pursuant to an investment sub-advisory agreement among us, CIM and AIM, AIM acts as our sub-adviser, and makes investment recommendations for our benefit to CIM. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Beginning with the second anniversary of the date of the investment advisory agreement, our board of directors will annually review the compensation we pay to CIM and the compensation CIM pays to AIM to determine that the provisions of the investment advisory agreement and the investment sub-advisory agreement, respectively, are carried out. At such time, our board of directors also will determine whether to renew the respective agreements with CIM and AIM. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM and the investment sub-advisory agreement with AIM, each for a period of twelve months commencing December 17, 2016.

Q:  How does a “best efforts” offering work?

A:  When shares of common stock are offered to the public on a “best efforts” basis, the selected broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Selected broker-dealers do not have a firm commitment or obligation to purchase any shares of common stock.

Q:  How long will this offering last?

A:  This is a continuous offering of our shares as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase is not expected to be affected by the expiration of this offering and the commencement of a new one.

Q:  Will I receive a share certificate?

A:  No. Our board of directors has authorized the issuance of shares of our common stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:  Who can buy shares of common stock in this offering?

A:  In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.” Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objective and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo, and (e) the tax consequences of the investment. However, some states may impose suitability standards in addition to those listed above.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500 (excluding acquisitions of shares pursuant to our fifth amended and restated distribution reinvestment plan).

Our affiliates and affiliates of CIM and Apollo may also purchase shares of our common stock. The selling commissions, the dealer manager fees and the offering and organizational cost reimbursements that are payable by other investors in this offering will be reduced or waived for our affiliates.

Q:  How do I subscribe for shares of common stock?

A:  If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part, for any or no reason. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within 10 business days from the date the subscription is rejected.

Q:  Is there any minimum initial investment required?

A:  Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 (excluding acquisitions of shares pursuant to our fifth amended and restated distribution reinvestment plan). See “Plan of Distribution.”

Q:  Can I invest through my IRA, Keogh or after-tax deferred account?

A:  Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:  How will the payment of fees and expenses affect my invested capital?

A:  The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the net asset value of your common stock.

Q:  Will the distributions I receive be taxable?

A:  Cash distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, currently may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder. We expect that distributions in excess of our earnings and profits that we pay ratably to all investors from time to time, if any, will not be taxable.

Q:  When will I get my detailed tax information?

A:  We will report to each of our U.S. shareholders, within 75 days after the end of each calendar year, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:  Will I be notified on how my investment is doing?

A:  Within 60 days after the end of our first three fiscal quarters of each year, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are also available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Q:  Will I be able to sell my shares in a secondary market?

A:  We do not currently intend to list our shares on a national securities exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, holders of shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:  Are there any restrictions on the transfer of shares?

A:  No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have instituted a share repurchase program, but we limit the number of shares that we offer to repurchase in any calendar year to 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter, and seek to repurchase shares at a price equal to the estimated net asset value per share on each date of repurchase. As a result, your ability to sell your shares will be limited and you are unlikely to receive a full return of invested capital upon selling your shares to us. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors — Risks Relating to an Investment in Our Common Stock.”

Q:  Will I otherwise be able to liquidate my investment?

A:  We intend to seek to complete a liquidity event for holders of our shares within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which holders of our shares will receive cash or securities of a publicly-traded company. While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:  Who can help answer my questions?

A:  If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

CION Securities, LLC
3 Park Avenue, 36th Floor
New York, NY 10016
(800) 511-4266

After you are an investor, you may contact our Investor Relations department at (800) 343-3736 regarding your account information, distributions, and other requests for information and reports. You are urged to thoroughly discuss an investment in our shares with your financial, tax, and legal advisors.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating To Our Business And Structure

Our board of directors may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering.

Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.

Conditions in the medium- and large-sized U.S. corporate debt market may deteriorate, as seen during the recent financial crisis, which may cause pricing levels to similarly decline or be volatile. During the financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized U.S. corporate debt market, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Economic activity in the U.S. was adversely impacted by the global financial crisis that began in 2007 and has yet to fully recover.

Economic activity continues to be somewhat subdued since the 2007 financial crisis. As a result, corporate interest rate risk premiums, otherwise known as credit spreads, declined significantly throughout most of 2009 and 2010. However, credit spreads remain slightly above historical averages, particularly in the loan market. The improving economic and market conditions that have driven these declines in credit spreads may reverse themselves if uncertainty returns to the markets. Such a reversal could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade in the U.S. credit rating and the economic crisis in Europe could materially adversely affect our business, financial condition and results of operations.

In August 2011, Standard and Poor’s lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+,” which was affirmed by Standard and Poor’s in June 2016. Moody’s and Fitch Ratings, Inc., or Fitch, have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling to allow the U.S. Treasury Department to issue additional debt. Further downgrades or warnings by Standard and Poor’s or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve also raised interest rates again during the first quarter of 2017. It is unclear what effect, if any, the end of quantitative easing, future interest rate raises, if any, and the pace of any such raises will have on the value of our investments or our ability to access the debt markets on favorable terms.

The impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These events could adversely affect our business in many ways, including, but not limited to, adversely impacting our portfolio companies’ ability to obtain financing, or obtaining financing but at significantly lower valuations than the preceding financing rounds. If any of these events were to occur, it could materially adversely affect our business, financial condition and results of operations. On June 23, 2016, citizens of the United Kingdom, or the U.K., voted in favor of the exit of the U.K. from the European Union, or Brexit. The uncertainty in the wake of the referendum could have negative impacts on both the U.K. economy and the economies of other countries in Europe. The Brexit process also may lead to greater volatility in the global currency and financial markets, which could adversely affect our investments.

Our ability to achieve our investment objective depends on the ability of CIM and AIM to manage and support our investment process. If either CIM or AIM were to lose any members of their respective senior management teams, our ability to achieve our investment objective could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of CIM and Apollo and their affiliates. CIM, with the assistance of AIM, evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of CIM and its senior management team. The departure of any members of CIM’s senior management team could have a material adverse effect on our ability to achieve our investment objective. Likewise, the departure of any key employees of AIM may impact its ability to render services to us under the terms of its sub-advisory agreement with CIM and us.

Our ability to achieve our investment objective depends on CIM’s ability, with the assistance of AIM, to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. CIM’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, CIM may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. CIM may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

Both the investment advisory agreement between CIM and us and the investment sub-advisory agreement that we and CIM have entered into with AIM have been approved pursuant to Section 15 of the 1940 Act. In addition, both the investment advisory agreement and the investment sub-advisory agreement have termination provisions that allow the parties to terminate the agreements. The investment advisory agreement may be terminated at any time, without penalty, by us or by CIM, upon 60 days notice. The investment sub-advisory agreement may be terminated at any time, upon 60 days’ written notice by AIM or, if a majority of the independent directors of our board of directors or the holders of a majority of our outstanding voting securities determine that the investment sub-advisory agreement with AIM should be terminated, by us. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace CIM and/or AIM.

The investment sub-advisory agreement provides that if AIM terminates the agreement other than for good reason or the agreement is not renewed or is terminated for cause (as defined in the investment sub-advisory agreement), then (x) AIM will be entitled to receive all amounts and any accrued, but unreimbursed, expenses payable to it and not yet paid pursuant to the investment sub-advisory agreement and (y) CIM may elect to subject AIM to an exclusivity restriction contained in the investment sub-advisory agreement, which survives until three years from the date that we met our minimum offering requirement. The term “good reason,” as used in the investment sub-advisory agreement, is defined to include any of the following: (A) those instances in which CIM would be prohibited from acting as an investment adviser to us under Section 9(a) of the 1940 Act on account of action by itself or a person subject to its supervision in the absence of receiving an exemptive order under Section 9(c) of the 1940 Act; (B) those instances in which CIM becomes subject to a prohibition under Section 9(a) or (b) of the 1940 Act; or (C) CIM or we breach the investment sub-advisory agreement in any material respect and fail to cure such breach within 30 days after notice by AIM.

The investment sub-advisory agreement also provides that if the agreement is terminated by AIM for good reason or the agreement is not renewed or is terminated otherwise without cause by us or our shareholders, as applicable, AIM will be entitled to the payment of all amounts and any accrued but unreimbursed expenses payable to it and not yet paid, as well as an amount equal to 37.5% of the gross amount of management fees and incentive fees paid by us over the three year period commencing in the calendar quarter following the calendar quarter in which such termination occurs. Pursuant to the terms of the investment sub-advisory agreement, CIM is obligated to make all such payments to AIM and we are not obligated to pay in the event that CIM is unable or unwilling to pay. In addition, the restriction on the ability of CIM and its affiliates from directly or indirectly acting as an investment adviser or sub-adviser and/or as a sponsor (or engaging any other person for the purpose of acting as an investment adviser or sub-adviser) to any other business development company that engages primarily in the business of providing senior, unitranche and/or mezzanine financing to private, U.S. businesses, and (other than us) whose securities are listed on a public securities exchange will survive indefinitely.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of CIM and AIM to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

CIM and AIM depend on their broader organizations’ relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If CIM or Apollo or their organizations, as applicable, fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom CIM and Apollo or their respective broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in small to mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in small and middle-market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and middle-market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. There is not a public market for the securities of the privately-held companies in which we invest. Most of our investments will not be publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors as required by the 1940 Act.

Certain factors that may be considered in determining the fair value of our investments include investment dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. As a result, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. See “Determination of Net Asset Value.”

There is a risk that investors in our common stock may not receive distributions or that our distributions may not grow over time.

We may not achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See “Regulation — Senior Securities.”

The amount of any distributions we may make is uncertain and our distributions may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your common stock and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIG and AIM, which is subject to recoupment. In addition, through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder’s basis in the investment will be reduced by the nontaxable amount, which will result in additional gain (or a lower loss) when the shares are sold. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us within three years. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to reduce our operating expenses and to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIG and AIM continue to provide such expense support. Shareholders should also understand that our future repayments of expense support to CIG and AIM will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIG and AIM have no obligation to provide expense support to us in future periods.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of CIM and AIM to other types of investments in which CIM and AIM may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing, and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of financial reform legislation on us is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of the next several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value.

Pending legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation introduced in the U.S. House of Representatives, if passed, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the percentage from 200% to 150%. Even if this legislation does not pass, similar legislation may pass that permits us to incur additional leverage under the 1940 Act. As a result, we may be able to incur additional indebtedness in the future, and, therefore, your risk of an investment in us may increase.

Risks Related to CIM and Its Affiliates; Risks Related to Aim and Its Affiliates

CIM has limited prior experience managing a BDC or a RIC.

CIM has limited experience managing a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objective. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles previously managed by CIM’s management team. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires, among other things, satisfaction of source-of-income and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or RIC or could force us to pay unexpected taxes and penalties, which could be material. CIM’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

CIM and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

CIM and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and CIM to earn increased asset management fees. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to CIM and may increase the amount of subordinated income incentive fees payable to CIM.

We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory agreement entitles CIM to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay CIM incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued, but not yet received, including original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual “payment-in-kind,” or PIK, interest, which represents contractual interest added to the loan balance and due at the end of the loan term. To the extent we do not distribute accrued PIK interest, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest would also increase the loan-to-value ratio at a compounding rate if the issuer’s assets do not increase in value, and investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

For example, if a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. CIM is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations that CIM’s and Apollo’s respective senior management and investment teams have to other clients.

The members of the senior management and investment teams of both CIM and Apollo serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we rely on CIM to manage our day-to-day activities and to implement our investment strategy. CIM and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, CIM, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. CIM and its officers and employees will devote only as much of its or their time to our business as CIM and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on AIM to assist with identifying investment opportunities and making investment recommendations to CIM. AIM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. Apollo and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships, except in certain limited circumstances as set forth in the investment sub-advisory agreement, or engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of AIM. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of AIM, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of Apollo and its affiliates in a manner that Apollo deems necessary and appropriate.

AIM currently acts as investment adviser to AINV, which is also a BDC and is authorized to invest in the same kinds of securities we invest or may invest in, although AINV primarily focuses on providing senior and subordinated debt to companies that are expected to have greater EBITDA than those that are our primary focus. Also, in connection with such business activities, AIM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of AIM, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other accounts managed by AIM and its affiliates as AIM deems necessary and appropriate.

It is possible that conflicts of interest will arise from time to time in connection with our prospective and existing investments and AINV or other funds or accounts managed or advised by Apollo, including, without limitation, in circumstances giving rise to the restructuring of an issuer in which we and AINV are investors, as well as follow-on investments or dispositions with respect to such issuer. In such circumstance, it is likely that we and CIM, on the one hand, will be walled off from Apollo and AINV, on the other hand, and accordingly the parties will not collectively discuss or participate in, for example, the restructuring with respect to such issuer. Further, there may also arise instances in which we and AINV are invested in the same issuer and we and/or AINV seeks to dispose of such investment in a transaction that may otherwise require exemptive relief, in which case the parties may need to obtain an exemptive order, the receipt of which cannot be assured.

In addition, there are no information barriers amongst AIM and certain of its affiliates. If AIM or its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, we may be prevented from investing in such company.

Furthermore, it is possible that AINV or other funds managed or advised by Apollo may own or make investments in the same or similar securities at different times and on different terms than we do. From time to time, we and AINV or other funds managed or advised by Apollo may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit AINV or other funds managed or advised by Apollo. Apollo and its managed funds may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity, and terms of our investments may be negatively impacted by the activities of Apollo or its managed funds, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The time and resources that individuals employed by CIM and Apollo devote to us may be diverted and we may face additional competition due to the fact that individuals employed by CIM and Apollo are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

Neither CIM nor AIM, nor individuals employed by CIM or AIM, are generally prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We will be unable to participate in certain transactions originated by CIM or its affiliates unless we receive exemptive relief from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither CIM nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them. Affiliates of Apollo, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of AIM have no obligation to make their originated investment opportunities available to AIM or to us.

Our base management and incentive fees may induce CIM to make, and AIM to recommend, speculative investments or to incur leverage.

The incentive fee payable by us to CIM may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to CIM is determined may encourage it to use leverage to increase the return on our investments. The part of the management and incentive fees payable to CIM that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. This fee structure may be considered to involve a conflict of interest for CIM to the extent that it may encourage CIM to favor debt financings that provide for deferred interest, rather than current cash payments of interest. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage CIM to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since AIM will receive a portion of the incentive fees paid to CIM, AIM may have an incentive to recommend investments that are riskier or more speculative.

Shares of our common stock may be purchased by CIM, Apollo or their affiliates.

CIM, Apollo and their respective affiliates may purchase shares of our common stock for any reason deemed appropriate; provided, however, that it is intended that neither CIM, Apollo nor their respective affiliates will hold 5% or more of our outstanding shares of common stock. CIM, Apollo and their respective affiliates will not acquire any shares of our common stock with the intention to resell or re-distribute such shares. The purchase of common stock by CIM, Apollo and their respective affiliates could create certain risks, including, but not limited to, the following:

•	CIM, Apollo and their respective affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our common stock; and
•	substantial purchases of shares by CIM, Apollo and their respective affiliates may limit CIM’s or AIM’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

CIM relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of CIM or its affiliates. The loss of services of one or more members of CIM’s management team, including members of our investment committee, could adversely affect our financial condition, business and results of operations.

The compensation we pay to CIM was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

The compensation we pay to CIM was not entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to us than they might have been had these been entered into through arm’s-length transactions with an unaffiliated third party.

CIM’s influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

CIM is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. CIM may advise us to consummate transactions or conduct our operations in a manner that, in CIM’s reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to CIM. CIM’s ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater shareholder dilution.

We have borrowed for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors, including our independent directors, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, directors, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by CIM or Apollo, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code. See “Material U.S. Federal Income Tax Considerations.”

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We invest or intend to invest in the following types of loans of private and thinly traded U.S. middle market companies.

Senior Secured Debt.

    First Lien Loans and Second Lien Loans.   When we invest in senior secured term debt, including first lien loans and second lien loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our security interest could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

    Unitranche Loans.   We also expect to invest in unitranche loans, which are loans that combine both senior and subordinated financing, generally in a first-lien position. Unitranche loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and subordinated, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche debt generally requires payments of both principal and interest throughout the life of the loan. Unitranche debt generally has contractual maturities of five to six years and interest is typically paid quarterly. Generally, we expect these securities to carry a blended yield that is between senior secured and subordinated debt interest rates. Unitranche loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche loans combine characteristics of senior and subordinated financing, unitranche loans have risks similar to the risks associated with senior secured debt, including first lien loans and second lien loans, and subordinated debt in varying degrees according to the combination of loan characteristics of the unitranche loan.

Unsecured Debt.  Our unsecured debt, including corporate bonds and subordinated, or mezzanine, investments will generally rank junior in priority of payment to senior debt. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income, including PIK interest and original issue discount. Loans structured with these features may represent a higher level of credit risk than loans that require interest to be paid in cash at regular intervals during the term of the loan. Since we generally will not receive any principal repayments prior to the maturity of some of our unsecured debt investments, such investments will have greater risk than amortizing loans.

Collateralized Securities, Structured Products and Other.  We may also invest in collateralized securities, structured products and other similar securities, which may include CDOs, CBOs, CLOs, structured notes and credit-linked notes. Investments in such securities and products involve risks, including, without limitation, credit risk and market risk. Certain of these securities and products may be thinly traded or have a limited trading market. Where our investments in collateralized securities, structured products and other similar securities are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds (or loans) and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of any factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on such a security or product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity of the security or product. Collateralized securities, structured products and other similar securities may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.

Equity Investments.  We expect to make selected equity investments. In addition, when we invest in senior secured debt, including first lien loans and second lien loans, or unsecured debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. Securities.  We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in current rates and exchange control regulations.

Below-Investment Grade Debt Securities.  In addition, we invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.
•	Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.
•	For accounting purposes, cash distributions to you representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by you, the 1940 Act does not require that you be given notice of this fact.

•	In the case of PIK “toggle” debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the potential for realizing incentive fees.
•	Since original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement applicable to RICs, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting such annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to invest primarily in senior secured debt, including first lien loans, second lien loans and unitranche loans of private and thinly traded U.S. middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any payment or distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any payments or distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our ability to achieve our investment objective and our target rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

International investments create additional risks.

We have made, and expect to continue to make, investments in portfolio companies that are domiciled outside of the United States. We anticipate that up to 30% of our investments may be in assets located in jurisdictions outside the United States. Our investments in foreign portfolio companies are deemed “non-qualifying assets,” which means, as required by the 1940 Act, they may not constitute more than 30% of our total assets at the time of our acquisition of any asset, after giving effect to the acquisition. Notwithstanding that limitation on our ownership of foreign portfolio companies, those investments subject us to many of the same risks as our domestic investments, as well as certain additional risks including the following:

•	foreign governmental laws, rules and policies, including those restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States;
•	foreign currency devaluations that reduce the value of and returns on our foreign investments;
•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;
•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;
•	the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;
•	adverse changes in foreign-country laws, including those relating to taxation, bankruptcy and ownership of assets;
•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;
•	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;
•	deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and
•	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition, we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns could impair our portfolio companies and adversely affect our operating results.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A covenant breach or other defaults by our portfolio companies may adversely affect our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Investing in middle-market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle-market companies involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle-market companies:

•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

•	have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of CIM may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and
•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We have invested and continue to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM and/or AIM to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

A lack of liquidity in certain of our investments may adversely affect our business.

We have invested and continue to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Risks Relating to Debt Financing

Since we have borrowed money, the potential for loss on amounts invested in us is magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. Since we have used leverage to partially finance our investments, through borrowing from banks, you experience increased risks of investing in our common stock. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to CIM.

We may continue to use leverage to finance our investments. The amount of leverage that we employ will depend on CIM’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we continue to use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our board of directors, a majority of whom are independent directors with no material interests in such transactions.

At December 31, 2016, 2015, 2014, 2013 and 2012, our borrowings for the BDC coverage ratio were $488,935,623, $491,708,341, $326,703,044, $107,496,160 and $2,226,457, respectively, which included the non-collateralized TRS notional amount, unfunded commitments (solely at December 31, 2014) and the financing arrangement in connection with our directors and officers insurance and resulted in coverage ratios of 304%, 284%, 252%, 234% and 302%, respectively.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) we sell approximately $150 million of our common stock during 2017, (ii) our net offering proceeds from such sales equal $140 million, (iii) resulting in estimated net assets of approximately $1.14 billion as of December 31, 2017 and average net assets of approximately $1.07 billion during 2017, (iv) we borrow funds equal to 60% of our average net assets during such period, or $650 million, and (v) a weighted average cost of funds of 4.80%. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount during 2017, our expenses as a percentage of our average net assets would be significantly higher. Our assumption that we will sell approximately $150 million of our common stock during 2017 is our estimate based upon our belief that proceeds raised will increase as a result of (i) an expected increase in the size of our network of selected broker-dealers and registered investment advisors who sell shares on our behalf; (ii) the decrease in our sales load, effective on our January 4, 2017 weekly closing, from up to 10% to up to 5% of the gross proceeds of shares sold in this offering; and (iii) the fee that may be paid by CIM (and not by our shareholders) to selling dealers equal to no more than 1% of the net asset value per share per year. However, there can be no assurance that we will sell an aggregate of $150 million worth of our common stock during 2017. In order to compute the “Corresponding return to shareholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by our shareholders’ equity to determine the “Corresponding return to shareholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to shareholders	-18.28%	-10.43%	-2.58%	5.27%	13.12%

Similarly, assuming (i) $1.14 billion in net assets as of December 31, 2017 and average net assets of $1.07 billion during 2017, (ii) a weighted average cost of funds of 4.80% and (iii) $650 million in debt outstanding, our assets would need to yield an annual return (net of expenses) of approximately 1.64% in order to cover the annual interest payments on our outstanding debt.

Changes in interest rates may affect our cost of capital and net investment income.

Since we have used debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to CIM with respect to pre-incentive fee net investment income. See “Investment Advisory Agreement.”

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and are subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	The income source requirement will be satisfied if we obtain at least 90% of our income for each taxable year from dividends, interest, gains from the sale of common stock or securities or similar sources.
•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

Deferred PIK interest instruments may have less reliable valuations because these instruments have continuing accruals that require continuing judgment about the collectability of the deferred payments and the value of any associated collateral. In addition, deferred PIK interest instruments create the risk of non-refundable cash payments to our investment adviser based on non-cash accruals that ultimately may not be realized. For accounting purposes, any cash distributions to shareholders representing deferred PIK interest income are not treated as coming from paid-in capital, even though the cash to pay these distributions may come from offering proceeds. Thus, although a distribution of deferred PIK interest may come from the cash invested by shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate shareholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC, there can be no assurance that we will in fact so qualify for any of our taxable years.

Risks Relating to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares at a net offering price below our net asset value per share.

The purchase price at which you purchase common stock will be determined at each weekly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our common stock. As a result, in the event of an increase in our net asset value per share, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior weekly closing price. See “Determination of Net Asset Value.”

This is a “best efforts” offering, and if we are unable to continue to raise substantial funds, then we will be more limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a “best efforts” basis, whereby the dealer manager and selected broker-dealers participating in the offering are only required to use their best efforts to sell our common stock and have no firm commitment or obligation to purchase any of our common stock. Amounts that we raise may not be sufficient for us to purchase a broad portfolio of investments. To the extent that less than the maximum number of shares of common stock is subscribed for, the opportunity for us to purchase a broad portfolio of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The common stock sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase common stock in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your common stock. We are not obligated to complete a liquidity event by a specified date; therefore, until we complete a liquidity event, it is unlikely that you will be able to sell your shares.

The common stock offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Prior to the completion of a liquidity event, our share repurchase program provides a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common stock being repurchased. However, there can be no assurance that we will complete a liquidity event. See “Share Repurchase Program” for a detailed description of our share repurchase program. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.

In making the decision to apply for listing of our common stock, our board of directors will try to determine whether listing our common stock or liquidating our assets will result in greater value for our shareholders. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Until we complete a liquidity event, it is unlikely that you will be able to sell your shares. If our common stock is listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

The dealer manager in this continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective.

The dealer manager for this continuous offering is CION Securities. There is no assurance that it will be able to sell a sufficient number of shares of common stock to allow us to have adequate funds to purchase a broad portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

As a result of CION Securities being one of our affiliates, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering. You may be able to rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. If you are unable to so rely on your broker-dealer, however, you will not have the benefit of any independent review and evaluation of the terms of this offering by the dealer manager. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly-traded companies.

Our ability to successfully conduct this continuous offering is dependent, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of selected broker-dealers.

The success of this continuous offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our common stock. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through this public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Beginning in the first quarter of 2014, we began offering to repurchase your shares of our common stock on a quarterly basis. As a result, you will have limited opportunities to sell your shares of our common stock and, to the extent you are able to sell your shares of our common stock under the program, you may not be able to recover the amount of your investment in our common stock.

Beginning in the first quarter of 2014, we commenced tender offers to allow you to tender your shares of common stock on a quarterly basis at a price equal to 90% of our public offering price in effect on the date of repurchase; provided that, solely for our quarterly repurchase offer for the fourth quarter of 2015, we repurchased shares from tendering shareholders at a price that was (i) not less than the net asset value per share and (ii) not more than 2.5% greater than the net asset value per share. Commencing with our quarterly repurchase offer for the fourth quarter of 2016 and on a quarterly basis thereafter, we repurchase shares from tendering shareholders at a price equal to the estimated net asset value per share on the date of repurchase. The share repurchase program includes numerous restrictions that limit your ability to sell your shares of common stock. We limit the number of shares of common stock repurchased pursuant to our share repurchase program as follows: (1) we currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock; (2) we will not repurchase shares of common stock in any calendar year in excess of 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter; (3) unless you tender all of your shares of common stock, you must tender at least 25% of the amount of common stock you have purchased in the offering and must generally maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares of common stock for repurchase by us; and (4) to the extent that the number of shares of common stock put to us for repurchase exceeds the number of shares of common stock that we are able to purchase, we will repurchase shares of common stock on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares of common stock if the repurchase would violate the restrictions on distributions under federal law or Maryland law.

Although we have adopted a share repurchase program, we have discretion to not repurchase your shares of common stock, to suspend the program, and to cease repurchases.

Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. You may not be able to sell your shares at all in the event our board of directors amends, suspends or terminates the share repurchase program, absent a liquidity event. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. The share repurchase program has many limitations and should not be relied upon as a method to sell shares of common stock promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, the repurchase price will be lower than the price that investors paid for common stock in our offering, unless we experience substantial capital appreciation and capital gains. As a result, to the extent investors have the ability to sell their common stock to us as part of our share repurchase program, the price at which an investor may sell common stock, which will be the estimated net asset value per share on the date of repurchase, may be lower than what an investor paid in connection with the purchase of common stock in our offering.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the estimated net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell common stock to us as part of our periodic share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our common stock will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could adversely affect our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with CIM in transactions originated by CIM or its affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside CIM or its affiliates in accordance with existing regulatory guidance. However, we will be permitted to and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. Furthermore, we will not be permitted to use such proceeds to co-invest with Apollo or its affiliates unless (i) we co-invest alongside Apollo or its affiliates in accordance with existing regulatory guidance or (ii) in transactions where Apollo or its affiliates negotiate terms other than price on our behalf, such transactions occur pursuant to an exemptive order from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither CIM nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them.

Before making investments, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns that we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares of common stock, which could reduce the overall value of an investment in us.

Potential investors will not have preemptive rights to any common stock we issue in the future. Our articles of incorporation authorize us to issue 500,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase the number of authorized shares of common stock without shareholder approval. After an investor purchases shares of common stock, we intend to continuously sell additional shares of common stock in this offering and any other follow-on offering or issue equity interests in private offerings. To the extent that we issue additional shares of common stock at or below net asset value after an investor purchases shares of our common stock, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her shares of common stock.

Certain provisions of our articles of incorporation and bylaws could deter takeover attempts and have an adverse impact on the value of our common stock.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. There can be no assurance, however, that we will not so amend our bylaws in such a manner at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to such determination.

Our articles of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of directors may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and our board of directors may, without shareholder action, amend our articles of incorporation to increase the number of our shares, of any class or series, that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•	loss of RIC or BDC status;
•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;
•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;
•	departure of either of our adviser, our sub-adviser or certain of their respective key personnel;
•	general economic trends and other external factors; and
•	loss of a major funding source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our current and expected financings and investments;
•	the adequacy of our cash resources, financing sources and working capital;
•	the use of borrowed money to finance a portion of our investments;
•	the timing of cash flows, if any, from the operations of our portfolio companies;
•	our contractual arrangements and relationships with third parties;
•	the actual and potential conflicts of interest with CIM and Apollo and their respective affiliates;
•	the ability of CIM and AIM to locate suitable investments for us and the ability of CIM to monitor and administer our investments;
•	the ability of CIM and AIM and their respective affiliates to attract and retain highly talented professionals;
•	the dependence of our future success on the general economy and its impact on the industries in which we invest;
•	the effects of a changing interest rate environment;
•	our ability to source favorable private investments;
•	our tax status;
•	the effect of changes to tax legislation and our tax position;
•	the tax status of the companies in which we invest; and
•	the timing and amount of distributions and dividends from the companies in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to review any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements contained in this prospectus and any prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) $500,000,000 of shares of common stock, or approximately 51,813,471 shares at $9.65 per share and (2) the maximum number of shares registered in this offering, or 100,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. middle-market companies in accordance with our investment objective and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including potential payments or distributions to shareholders. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). We intend to seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. There can be no assurance we will be able to sell all the common stock we are registering. If we sell only a portion of the common stock we are registering, we may be unable to achieve our investment objective or invest in a variety of portfolio companies.

Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500,000,000 Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$500,000,000	100.0%	$965,000,000	100.0%
Less:
Selling commissions	$15,000,000	3.00%	$28,950,000	3.00%
Dealer manager fees	$10,000,000	2.00%	$19,300,000	2.00%
Offering costs	$7,500,000	1.50%	$14,475,000	1.50%
Net Proceeds/Amount Available for Investments	$467,500,000	93.50%	$902,275,000	93.50%

DISTRIBUTIONS

We did not declare or pay any distributions during 2012. In January 2013, we began authorizing monthly distributions to our shareholders. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to continue to authorize and declare on a monthly basis a weekly distribution amount per share of our common stock.

Our board of directors declared distributions for 52, 52, 49 and 24 record dates during the years ended December 31, 2016, 2015, 2014 and 2013, respectively. Declared distributions were paid monthly. The following table presents cash distributions per share that were declared during the years ended December 31, 2016, 2015, 2014 and 2013 (in thousands, except per share amounts):

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459

On December 13, 2016, our board of directors declared five weekly cash distributions of $0.014067 per share, which were paid on February 1, 2017 to shareholders of record on January 3, January 10, January 17, January 24, and January 31, 2017. On January 17, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 1, 2017 to shareholders of record on February 7, February 14, February 21, and February 28, 2017. On February 21, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 29, 2017 to shareholders of record on March 7, March 14, March 21, and March 28, 2017. On March 23, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on April 26, 2017 to shareholders of record on April 4, April 11, April 18, and April 25, 2017. On April 18, 2017, our board of directors declared five weekly cash distributions of $0.014067 per share, payable on May 31, 2017 to shareholders of record on May 2, May 9, May 16, May 23, and May 30, 2017. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

On February 1, 2014, we changed from semi-monthly closings to weekly closings for the sale of our shares. As a result of such change, our board of directors authorizes and declares on a monthly basis a weekly distribution amount per share of our common stock.

We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and each shareholder’s distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in the form of cash or shares of common stock at the discretion of our board of directors. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital.

As required under the 1940 Act, a quarterly estimate of the tax attributes of our distributions will be delivered to our shareholders; however, actual determinations of such tax attributes, including determinations from return of capital, will be made annually as of the end of our fiscal year, based upon our taxable income and distributions paid for the full year. Each year, information regarding the source of our distributions (i.e., whether paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a nontaxable distribution) will be provided to our shareholders. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities, and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to CIM. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. A shareholder may recognize a gain from the sale of his/her shares even if the shareholder sells the shares for less than the original purchase price. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder’s basis in the investment will be reduced by the nontaxable amount, which will result in additional gain (or a lower loss) when the shares are sold. We have not established limits on the amount of funds we may use from available sources to make distributions. There can be no assurance that we will be able to sustain distributions at any particular level. See “Material U.S. Federal Income Tax Considerations.”

Pursuant to an expense support and conditional reimbursement agreement between us, CIG and AIM, CIG and AIM have agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions, CIG and AIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”

From time to time and not less than quarterly, CIM must review our accounts to determine whether cash distributions are appropriate. We will distribute pro rata to our shareholders funds received by us that CIM deems unnecessary for us to retain.

We have elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code.

To qualify for and maintain RIC tax treatment, we must, among other things, distribute in respect of each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute in respect of each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses, or capital gain net income (adjusted for certain ordinary losses), for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gain net income from preceding years that was not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Fifth Amended and Restated Distribution Reinvestment Plan.”

We have made and intend to make our distributions in the form of cash, out of assets legally available for such purpose, unless shareholders elect to receive their distributions in the form of additional shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Although distributions paid in the form of additional shares will generally be subject to U.S. federal, state, and local taxes in the same manner as cash distributions, shareholders who elect to participate in our fifth amended and restated distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution of an amount equal to the fair market value of such common shares received. If shareholders hold our shares in the name of a broker or other financial intermediary, they should contact the broker or other financial intermediary regarding their option to elect to receive distributions in additional shares under our fifth amended and restated distribution reinvestment plan.

We may fund our cash distributions to shareholders in the future from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIG and AIM. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. See “Expense Support and Conditional Reimbursement Agreement.” We have not established limits on the amount of funds we may use from available sources to make distributions.

The following table reflects the sources of cash distributions on a GAAP basis that we have declared on our common stock during the years ended December 31, 2016, 2015 and 2014 (in thousands, except per share amounts):

	Years Ended December 31,
	2016			2015			2014
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income(1)	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%	$0.1792	$6,020	24.5%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.2480	26,273	33.9%	0.3868	30,281	52.9%	0.4360	14,650	59.7%
Net gain on TRS loan sales	0.0277	2,916	3.8%	0.0060	472	0.8%	0.0696	2,339	9.5%
Net realized gain on investments	0.0257	2,721	3.5%	0.0143	1,121	2.0%	0.0458	1,538	6.3%
Distributions in excess of net investment income(2)	—	—	—	0.0081	632	1.1%	—	—	—
Total distributions	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%	$0.7306	$24,547	100.0%

(1)	Distributions from net investment income include expense support from CIG of $1,880 for the year ended December 31, 2014.

(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 to our audited consolidated financial statements for the sources of our cash distributions on a tax basis.

The amount of the distribution for shareholders receiving our common stock will be equal to the fair market value of the stock received. If shareholders hold shares of common stock in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in the form of additional shares of common stock.

On a quarterly basis, we will send information to all shareholders of record regarding the estimated source of distributions paid to our shareholders in such quarter.

SELECTED FINANCIAL DATA

This selected financial data for the years ended December 31, 2016, 2015 and 2014 should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Financial information for the years ended December 31, 2016, 2015, 2014 and 2013 and for the period from January 31, 2012 (Inception) through December 31, 2012 has been derived from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent registered public accounting firm. The historical data is not necessarily indicative of results to be expected for any future period.

($ in thousands, except share and per share amounts)	Years Ended December 31,				For the Period from January 31, 2012 (Inception) through December 31, 2012 (audited)
	2016 (audited)	2015 (audited)	2014 (audited)	2013 (audited)
Statement of operations data:
Total investment income	$80,590	$52,809	$17,713	$1,863	$3
Operating expenses
Total operating expenses	32,212	23,380	12,451	5,873	117
Expense support from CIG	—	—	(1,880)	(3,959)	(117)
Recoupment of expense support from CIG	667	4,667	622	—	—
Net operating expenses	32,879	28,047	11,193	1,914	—
Net investment income (loss)	47,711	24,762	6,520	(51)	3
Net realized and unrealized gains (losses) on investments, foreign currency and total return swap	71,962	(26,204)	9,815	6,153	22
Net increase (decrease) in net assets resulting from operations	$119,673	$(1,442)	$16,335	$6,102	$25
Weighted average shares of common stock outstanding(1)	105,951,017	78,501,760	33,630,690	5,522,797	500,338
Per share data:(1)
Net investment income (loss)(2)	$0.45	$0.32	$0.19	$(0.01)	$0.01
Net increase (decrease) in net assets resulting from operations	$1.13	$(0.02)	$0.49	$1.10	$0.05
Distributions declared	$0.73	$0.73	$0.73	$0.72	$—
Balance sheet data:
Net assets at the beginning of period	$904,326	$496,389	$144,571	$4,487	$—
Net assets at end of period	$999,763	$904,326	$496,389	$144,571	$4,487
Net asset value per share of common stock at beginning of period	$8.71	$9.22	$9.32	$8.97	$—
Net asset value per share of common stock at end of period	$9.11	$8.71	$9.22	$9.32	$8.97
Other data:
Distributions declared	$77,459	$57,268	$24,547	$3,974	$—
Total investment return – net asset value(3)	13.51%	2.13%	6.92%	11.96%	(0.35%)
Number of investments at period end	123	86	59	42	2
Total portfolio investment purchases during the period(4)	$569,893	$438,217	$403,742	$94,332	$1,973
Total portfolio investment sales and prepayments during the period(4)	$229,075	$113,433	$144,492	$4,335	$3

(1)	The per share data was derived by using the weighted average shares of common stock outstanding for the years ended December 31, 2016, 2015, 2014 and 2013 and from the commencement of operations on December 17, 2012 through December 31, 2012, respectively.

(2)	Net investment income (loss) per share includes expense support from CIG of $0.06 and $0.72 per share for the years ended December 31, 2014 and 2013, respectively, and $0.23 per share for the period from January 31, 2012 (Inception) through December 31, 2012. There was no expense support from CIG or AIM for the years ended December 31, 2016 and 2015. Net investment income (loss) per share also includes expense support recoupments by CIG of $0.01, $0.06 and $0.02 per share for the years ended December 31, 2016, 2015 and 2014, respectively. There were no expense support recoupments by CIG for the year ended December 31, 2013 or for the period from January 31, 2012 (Inception) through December 31, 2012.
(3)	Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that monthly cash distributions are reinvested in accordance with our distribution reinvestment plan then in effect. The total investment return-net asset value does not consider the effect of the sales load from the sale of our common stock. The total investment return-net asset value includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. Total returns covering less than a full year are not annualized.
(4)	Excludes our short term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. Amounts and percentages presented in this section may have been rounded for presentation and dollar amounts, excluding share and per share amounts, are presented in thousands unless otherwise noted.

Overview

We were incorporated under the general corporation laws of the State of Maryland on August 9, 2011 and commenced operations on December 17, 2012 upon raising proceeds of $2,500 from persons not affiliated with us, CIM or Apollo. We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. Our portfolio is comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor.

We are managed by CIM, our affiliate and a registered investment adviser. CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. We and CIM have engaged AIM to act as our investment sub-adviser. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM and the investment sub-advisory agreement with AIM, each for a period of twelve months commencing December 17, 2016.

We seek to meet our investment objective by utilizing the experienced management teams of both CIM and AIM, which includes their access to the relationships and human capital of Apollo, CIG and ICON Capital, in sourcing, evaluating and structuring transactions, as well as monitoring and servicing our investments. We focus primarily on the senior secured debt of private and thinly-traded U.S. middle-market companies, which we define as companies that generally possess annual EBITDA of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

Revenue

We primarily generate revenue in the form of interest income on the debt securities that we hold and capital gains on debt or other equity interests that we acquire in portfolio companies. The majority of our senior debt investments bear interest at a floating rate. Interest on debt securities is generally payable quarterly or monthly. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued, but unpaid, interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with our investments are recognized when earned.

Operating Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the investment advisory and administration agreements. Our investment advisory fee compensates CIM for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. CIM is responsible for compensating AIM for its services pursuant to the investment sub-advisory agreement. We bear all other expenses of our operations and transactions, including, without limitation:

•	corporate expenses relating to borrowings and costs associated with the offering of our common stock, subject to limitations included in the investment advisory and administration agreements;
•	the costs of calculating our net asset value, including the cost of any third-party valuation services;
•	investment advisory fees;
•	fees payable to third parties relating to, or associated with, making, monitoring and disposing of investments and valuing investments and enforcing our contractual rights, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with our marketing efforts;
•	interest payable on debt, if any, incurred to finance our investments;
•	federal and state registration fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	costs of proxy statements, tender offer materials, shareholders’ reports and notices;
•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs such as printing, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;
•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments; and
•	all other expenses incurred by CIM, AIM or us in connection with administering our business, including expenses incurred by CIM or AIM in performing its obligations, and the reimbursement of the compensation of our chief financial officer and chief compliance officer and their respective staffs paid by CIM or its affiliates, to the extent that they are not a person with a controlling interest in CIM or any of its affiliates, in each case subject to the limitations included in the investment advisory and administration agreements, as applicable.

Portfolio Investment Activity for the Years Ended December 31, 2016 and 2015

The following table summarizes our investment activity, excluding short term investments and PIK securities, for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016			2015
Net Investment Activity	Investment Portfolio	Total Return Swap	Total	Investment Portfolio	Total Return Swap	Total
Purchases and drawdowns
Senior secured first lien debt	$423,262	$28,993	$452,255	$82,147	$499,475	$581,622
Senior secured second lien debt	124,281	—	124,281	261,022	22,011	283,033
Collateralized securities and structured products – debt	—	—	—	15,500	—	15,500
Collateralized securities and structured products – equity	10,000	—	10,000	24,914	—	24,914
Unsecured debt	5,832	—	5,832	54,634	—	54,634
Equity	6,518	171	6,689	—	—	—
Derivatives	229	—	229	—	—	—
Sales and principal repayments	(229,075)	(341,258)	(570,333)	(113,433)	(235,891)	(349,324)
Net portfolio activity	$341,047	$(312,094)	$28,953	$324,784	$285,595	$610,379

The following table summarizes the composition of our investment portfolio at amortized cost and fair value and our underlying TRS loans portfolio at notional amount and fair value as of December 31, 2016 and 2015:

	December 31, 2016
	Investment Portfolio			Total Return Swap			Total
	Investments Cost(1)	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Cost/ Notional Amount(1)	Fair Value	Percentage
Senior secured first lien debt	$489,904	$489,913	48.1%	$351,747	$341,194	86.9%	$841,651	$831,107	58.9%
Senior secured second lien debt	437,240	434,347	42.6%	56,100	51,251	13.1%	493,340	485,598	34.4%
Collateralized securities and structured products – debt	39,471	38,114	3.7%	—	—	—	39,471	38,114	2.7%
Collateralized securities and structured products – equity	37,713	34,648	3.4%	—	—	—	37,713	34,648	2.5%
Unsecured debt	17,290	16,851	1.7%	—	—	—	17,290	16,851	1.1%
Equity	4,832	5,107	0.5%	—	—	—	4,832	5,107	0.4%
Subtotal/total percentage	1,026,450	1,018,980	100.0%	407,847	392,445	100.0%	1,434,297	1,411,425	100.0%
Short term investments(2)	70,498	70,498		—	—		70,498	70,498
Total investments	$1,096,948	$1,089,478		$407,847	$392,445		$1,504,795	$1,481,923
Number of portfolio companies			103			49			141 (3)
Average annual EBITDA of portfolio companies			$49.9 million			$200.7 million			$94.7 million
Median annual EBITDA of portfolio companies			$42.7 million			$66.0 million			$50.4 million
Purchased at a weighted average price of par			95.87%			98.96%			96.73%
Gross annual portfolio yield based upon the purchase price(4)			9.99%			6.73%			9.07%

(1)	Represents amortized cost for debt investments and cost for equity investments. Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on our investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(3)	The sum of investment portfolio and TRS portfolio companies does not equal the total number of portfolio companies. This is due to 11 portfolio companies being in both the investment and TRS portfolios.
(4)	The gross annual portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees and does not consider the cost of leverage.

	December 31, 2015
	Investment Portfolio			Total Return Swap				Total
	Investments Amortized Cost(1)	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans		Amortized Cost/ Notional Amount(1)	Fair Value	Percentage
Senior secured first lien debt	$106,147	$104,187	16.0%	$661,055	$634,597	92.9%		$767,202	$738,784	55.4%
Senior secured second lien debt	468,899	453,713	69.7%	56,970	48,528	7.1%		525,869	502,241	37.7%
Collateralized securities and structured products – debt	44,361	41,663	6.4%	—	—	—		44,361	41,663	3.1%
Collateralized securities and structured products – equity	31,184	24,604	3.8%	—	—	—		31,184	24,604	1.8%
Unsecured debt	29,553	26,740	4.1%	—	—	—		29,553	26,740	2.0%
Subtotal/total percentage	680,144	650,907	100.0%	718,025	683,125	100.0%		1,398,169	1,334,032	100.0%
Short term investments(2)	18,892	18,892		—	—			18,892	18,892
Total investments	$699,036	$669,799		$718,025	$683,125			$1,417,061	$1,352,924
Number of portfolio companies			82			87				142 (3)
Average annual EBITDA of portfolio companies			$80.4 million			$266.4 million				$181.1 million
Median annual EBITDA of portfolio companies			$64.2 million			$91.0 million				$74.9 million
Purchased at a weighted average price of par			97.16%			99.02%				98.10%
Gross annual portfolio yield based upon the purchase price(4)			9.42%			6.47	%(5)			7.91%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on our investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(3)	The sum of investment portfolio and TRS portfolio companies does not equal the total number of portfolio companies. This is due to 27 portfolio companies being in both the investment and TRS portfolios.
(4)	The gross annual portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees.
(5)	The gross annual portfolio yield for underlying TRS loans is determined without giving consideration to leverage.

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio by the type of interest rate as of December 31, 2016 and 2015, excluding short term investments of $70,498 and $18,892, respectively:

	December 31, 2016
	Investment Portfolio			Total Return Swap			Total
Interest Rate Allocation	Investments Cost	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Cost/ Notional Amount	Fair Value	Percentage
Floating interest rate investments	$936,846	$931,214	91.4%	$407,847	$392,445	100.0%	$1,344,693	$1,323,659	93.8%
Fixed interest rate investments	47,059	48,011	4.7%	—	—	—	47,059	48,011	3.4%
Other income producing investments	37,713	34,648	3.4%	—	—	—	37,713	34,648	2.4%
Non-income producing equity	4,832	5,107	0.5%	—	—	—	4,832	5,107	0.4%
Total investments	$1,026,450	$1,018,980	100.0%	$407,847	$392,445	100.0%	$1,434,297	$1,411,425	100.0%

	December 31, 2015
	Investment Portfolio			Total Return Swap			Total
Interest Rate Allocation	Investments Amortized Cost	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Amortized Cost/ Notional Amount	Fair Value	Percentage
Floating interest rate investments	$606,286	$585,873	90.0%	$718,025	$683,125	100.0%	$1,324,311	$1,268,998	95.1%
Fixed interest rate investments	42,674	40,430	6.2%	—	—	—	42,674	40,430	3.0%
Other income producing investments	31,184	24,604	3.8%	—	—	—	31,184	24,604	1.9%
Total investments	$680,144	$650,907	100.0%	$718,025	$683,125	100.0%	$1,398,169	$1,334,032	100.0%

The following table shows the composition of our investment portfolio and our underlying TRS loans portfolio by industry classification and the percentage, by fair value, of the total assets in such industries as of December 31, 2016 and 2015:

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Industry Classification	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
High Tech Industries	$217,339	21.3%	$45,351	11.6%	$262,690	18.6%
Services: Business	126,869	12.5%	66,733	17.0%	193,602	13.7%
Healthcare & Pharmaceuticals	118,337	11.6%	70,176	17.9%	188,513	13.4%
Diversified Financials	72,762	7.1%	—	—	72,762	5.2%
Media: Advertising, Printing & Publishing	54,354	5.3%	7,328	1.9%	61,682	4.4%
Beverage, Food & Tobacco	53,658	5.3%	—	—	53,658	3.8%
Construction & Building	39,137	3.8%	14,269	3.6%	53,406	3.8%
Chemicals, Plastics & Rubber	27,253	2.7%	25,701	6.5%	52,954	3.7%
Capital Equipment	51,155	5.0%	—	—	51,155	3.6%
Hotel, Gaming & Leisure	28,974	2.8%	21,071	5.4%	50,045	3.5%
Retail	18,852	1.9%	30,801	7.8%	49,653	3.5%
Telecommunications	35,411	3.5%	13,775	3.5%	49,186	3.5%
Automotive	39,192	3.9%	—	—	39,192	2.8%
Services: Consumer	9,477	0.9%	26,278	6.7%	35,755	2.5%
Media: Diversified & Production	23,100	2.3%	7,277	1.8%	30,377	2.1%
Banking, Finance, Insurance & Real Estate	17,636	1.7%	11,547	2.9%	29,183	2.1%
Aerospace & Defense	21,780	2.1%	5,564	1.4%	27,344	1.9%
Media: Broadcasting & Subscription	9,776	1.0%	10,013	2.6%	19,789	1.4%
Energy: Oil & Gas	12,803	1.3%	4,570	1.2%	17,373	1.2%
Consumer Goods: Durable	1,000	0.1%	15,942	4.1%	16,942	1.2%
Metals & Mining	11,349	1.1%	3,528	0.9%	14,877	1.1%
Energy: Electricity	13,715	1.3%	—	—	13,715	1.0%
Forest Products & Paper	—	—	12,521	3.2%	12,521	0.9%
Consumer Goods: Non-Durable	8,611	0.8%	—	—	8,611	0.6%
Containers, Packaging & Glass	3,845	0.4%	—	—	3,845	0.3%
Environmental Industries	2,595	0.3%	—	—	2,595	0.2%
Subtotal/total percentage	1,018,980	100.0%	392,445	100.0%	1,411,425	100.0%
Short term investments	70,498		—		70,498
Total investments	$1,089,478		$392,445		$1,481,923

	December 31, 2015
	Investment Portfolio		Total Return Swap		Total
Industry Classification	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
Services: Business	$124,412	19.1%	$94,924	13.9%	$219,336	16.4%
Healthcare & Pharmaceuticals	54,122	8.3%	121,889	17.8%	176,011	13.2%
High Tech Industries	86,848	13.3%	77,663	11.4%	164,511	12.3%
Diversified Financials	66,267	10.2%	—	—	66,267	5.0%
Chemicals, Plastics & Rubber	27,161	4.2%	37,270	5.5%	64,431	4.8%
Banking, Finance, Insurance & Real Estate	32,224	5.0%	31,160	4.6%	63,384	4.8%
Beverage, Food & Tobacco	62,314	9.6%	—	—	62,314	4.7%
Construction & Building	24,099	3.7%	35,443	5.2%	59,542	4.5%
Hotel, Gaming & Leisure	26,839	4.1%	32,079	4.7%	58,918	4.4%
Retail	8,623	1.4%	49,276	7.2%	57,899	4.3%
Telecommunications	9,148	1.4%	29,943	4.4%	39,091	2.9%
Services: Consumer	13,154	2.0%	25,003	3.7%	38,157	2.9%
Forest Products & Paper	—	—	32,697	4.8%	32,697	2.5%
Media: Advertising, Printing & Publishing	24,627	3.8%	7,740	1.1%	32,367	2.4%
Consumer Goods: Durable	—	—	28,803	4.2%	28,803	2.2%
Media: Broadcasting & Subscription	9,952	1.5%	16,642	2.4%	26,594	2.0%
Consumer Goods: Non-Durable	13,974	2.1%	12,347	1.8%	26,321	2.0%
Automotive	19,766	3.0%	5,100	0.8%	24,866	1.9%
Media: Diversified & Production	10,153	1.6%	14,287	2.1%	24,440	1.8%
Containers, Packaging & Glass	11,851	1.8%	8,366	1.2%	20,217	1.5%
Energy: Electricity	13,677	2.1%	2,194	0.3%	15,871	1.2%
Aerospace & Defense	—	—	13,975	2.0%	13,975	1.0%
Energy: Oil & Gas	6,274	1.0%	3,286	0.5%	9,560	0.7%
Mining & Metals	—	—	3,038	0.4%	3,038	0.2%
Environmental Industries	2,850	0.4%	—	—	2,850	0.2%
Capital Equipment	2,572	0.4%	—	—	2,572	0.2%
Subtotal/total percentage	650,907	100.0%	683,125	100.0%	1,334,032	100.0%
Short term investments	18,892		—		18,892
Total investments	$669,799		$683,125		$1,352,924

Except for CION/Capitala Senior Loan Fund I, LLC, or CCSLF, we do not “control” and are not an “affiliate” of any of our portfolio companies or any of the companies of the loans underlying the TRS, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company or issuer if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company or issuer if we owned 5% or more of its voting securities.

Our investment portfolio may contain senior secured investments that are in the form of lines of credit, revolving credit facilities, or unfunded commitments, which may require us to provide funding when requested in accordance with the terms of the underlying agreements. As of December 31, 2016 and 2015, our unfunded commitments amounted to $65,096 and $43,404, respectively. As of March 9, 2017, our unfunded commitments amounted to $85,986. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for us. Refer to the section “Commitments and Contingencies and Off-Balance Sheet Arrangements” for further details on our unfunded commitments.

Investment Portfolio Asset Quality

CIM uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that CIM uses to monitor our portfolio, are not in and of themselves determinative of fair value or revenue recognition and are presented for indicative purposes. CIM rates the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

The following is a description of the conditions associated with each investment rating used in this ratings system:

Investment Rating	Description
1	Indicates the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
2	Indicates a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected.
3	Indicates that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment rating of 3 requires closer monitoring.
4	Indicates that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment.
5	Indicates that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment.

For investments rated 3, 4, or 5, CIM enhances its level of scrutiny over the monitoring of such portfolio company.

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio based on the 1 to 5 investment rating scale at fair value as of December 31, 2016 and 2015, excluding short term investments of $70,498 and $18,892, respectively:

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	963,477	94.6%	342,620	87.3%	1,306,097	92.5%
3	50,942	5.0%	34,657	8.8%	85,599	6.1%
4	4,561	0.4%	12,798	3.3%	17,359	1.2%
5	—	—	2,370	0.6%	2,370	0.2%
	$1,018,980	100.0%	$392,445	100.0%	$1,411,425	100.0%

	December 31, 2015
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	624,097	95.9%	652,073	95.5%	1,276,170	95.7%
3	24,180	3.7%	23,047	3.4%	47,227	3.5%
4	2,630	0.4%	6,845	1.0%	9,475	0.7%
5	—	—	1,160	0.1%	1,160	0.1%
	$650,907	100.0%	$683,125	100.0%	$1,334,032	100.0%

The amount of the investment portfolio and underlying TRS loans in each rating category may vary substantially from period to period resulting primarily from changes in the composition of each portfolio as a result of new investment, repayment and exit activities. In addition, changes in the rating of investments may be made to reflect our expectation of performance and changes in investment values.

Current Investment Portfolio

As of March 9, 2017, our investment portfolio, excluding our short term investments and TRS, consisted of interests in 101 portfolio companies (51% in senior secured first lien debt, 41% in senior secured second lien debt, 6% in collateralized securities and structured products (comprised of 1% invested in rated debt, 2% invested in non-rated debt and 3% invested in non-rated equity of such securities and products), 1% in unsecured debt and 1% in equity) with a total fair value of $1,038,216 with an average and median portfolio company annual EBITDA of $49.7 million and $42.2 million, respectively, at initial investment. As of March 9, 2017, investments in our portfolio, excluding our short term investments and TRS, were purchased at a weighted average price of 95.81% of par value. Our estimated gross annual portfolio yield was 9.84% based upon the purchase price of such investments. The estimated gross portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees. For the year ended December 31, 2016, our total investment return-net asset value was 13.51%. Total investment return-net asset value does not represent and may be higher than an actual investment return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period, and is described further in Note 13 of our consolidated financial statements.

As of March 9, 2017, our only short term investment was an investment in a U.S. Treasury Obligations Fund of $76,443.

Further, as of March 9, 2017, through a TRS (described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Total Return Swap” below), we obtained the economic benefit of owning investments in first and second lien senior secured floating-rate loans of 48 portfolio companies. We also held one credit default swap with a notional amount of €22,000 and a fair value of $4 as of March 9, 2017.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

Our results of operations for the years ended December 31, 2016 and 2015 were as follows:

	Years Ended December 31,
	2016	2015
Investment income	$80,590	$52,809
Net operating expenses	32,879	28,047
Net investment income	47,711	24,762
Net realized gain on investments and foreign currency	2,721	1,121
Net change in unrealized appreciation (depreciation) on investments	21,584	(27,587)
Net realized gain on total return swap	28,159	30,753
Net change in unrealized appreciation (depreciation) on total return swap	19,498	(30,491)
Net increase (decrease) in net assets resulting from operations	$119,673	$(1,442)

Investment Income

For the years ended December 31, 2016 and 2015, we generated investment income of $80,590 and $52,809, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, structured products, and unsecured debt of 131 and 91 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short term investments and TRS, increased $333,708, from $501,236 during the year ended December 31, 2015 to $834,944 during the year ended December 31, 2016, as we deployed the net proceeds from the JPM Credit Facility and the net proceeds from our follow-on continuous public offering, which commenced on January 25, 2016. We expect our investment portfolio to continue to grow due to the anticipated equity available to us for investment from our follow-on continuous public offering. As a result, we believe that reported investment income for the years ended December 31, 2016 and 2015 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS is not included in investment income in the consolidated statements of operations, but rather it is recorded as part of net realized gain on total return swap. Currently, the TRS is scheduled to terminate on April 18, 2017. We expect to either extend the TRS or convert the TRS into a traditional credit facility. In the event that we convert the TRS into a traditional credit facility, we would expect an increase in investment income.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2016 and 2015 was as follows:

	Years Ended December 31,
	2016	2015
Management fees	$20,092	$14,827
Administrative services expense	1,834	1,900
General and administrative	6,717	6,248
Interest expense	3,569	405
Total operating expenses	32,212	23,380
Recoupment of expense support from CIG	667	4,667
Net operating expenses	$32,879	$28,047

During the year ended December 31, 2016, the increase in management fees was a direct result of the increase in our net assets, while the increase in interest expense was a result of entering into the JPM Credit Facility on August 26, 2016. The decrease in recoupment of expense support from CIG was a result of our reimbursement of all previously provided expense support from CIG as of December 31, 2016.

The composition of our general and administrative expenses for the years ended December 31, 2016 and 2015 was as follows:

	Years Ended December 31,
	2016	2015
Professional fees	$1,623	$1,044
Transfer agent expense	1,272	1,144
Dues and subscriptions	775	505
Valuation expense	625	310
Printing and marketing expense	553	755
Due diligence fees	470	1,006
Insurance expense	376	297
Director fees and expenses	274	296
Filing fees	53	478
Other expenses	696	413
Total general and administrative expense	$6,717	$6,248

Expense Support and Recoupment of Expense Support

Our affiliate, CIG, agreed to provide expense support to us commencing with the quarter ended December 31, 2012 for certain expenses pursuant to the expense support and conditional reimbursement agreement. We further amended and restated the expense support and conditional reimbursement agreement on December 16, 2015 and December 14, 2016 for purposes of including AIM as a party to the expense support and conditional reimbursement agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. Commencing with the quarter beginning January 1, 2016, CIG and AIM each agrees to provide expense support to us for 50% of certain expenses pursuant to the expense support and conditional reimbursement agreement. Refer to the discussion under “Related Party Transactions” below for further details about the expense support and conditional reimbursement agreement. Also, see Note 4 to our consolidated financial statements for additional disclosure regarding expense support from CIG and AIM.

For the year ended December 31, 2016, CIG recouped $667 of expense support made during the three months ended December 31, 2014 in connection with the expense support and conditional reimbursement agreement. For the year ended December 31, 2015, CIG recouped $4,667 of expense support made during each of the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, and December 31, 2014 in connection with the expense support and conditional reimbursement agreement. We did not receive any expense support from CIG or AIM for the years ended December 31, 2016 or 2015.

Recoupment of such support will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. As a result, we may or may not be requested to reimburse CIG and AIM for any expense support that may be received from CIG and AIM in the future.

Net Investment Income

Our net investment income totaled $47,711 and $24,762 for the years ended December 31, 2016 and 2015, respectively. The increase in net investment income was primarily due to an increase in the size of our investment portfolio relative to our expenses as we continued to achieve economies of scale due to proceeds received from our continuous public offerings and our credit facilities.

Net Realized Gain on Investments and Foreign Currency

Our net realized gain on investments and foreign currency totaled $2,721 and $1,121 for the years ended December 31, 2016 and 2015, respectively. The increase in net realized gain on investments and foreign currency was primarily due to an increase in sales and principal repayment activity during the year ended December 31, 2016 compared to the year ended December 31, 2015. During the year ended December 31, 2016, we received sale proceeds of $34,951 and principal repayments of $194,124, resulting in net realized gains of $2,721. During the year ended December 31, 2015, we received sale proceeds of $71,605 and principal repayments of $41,828, resulting in net realized gains of $1,121.

Net Change in Unrealized Appreciation (Depreciation) on Investments

The net change in unrealized appreciation (depreciation) on our investments totaled $21,584 and ($27,587) for the years ended December 31, 2016 and 2015, respectively. This change was driven primarily by a tightening of credit spreads during the year ended December 31, 2016 that positively impacted the fair value of certain investments.

Net Realized Gain on TRS

Our net realized gain on the TRS totaled $28,159 and $30,753 for the years ended December 31, 2016 and 2015, respectively. The components of net realized gain on the TRS are summarized below:

	Years Ended December 31,
	2016	2015
Interest and other income from TRS portfolio	$39,746	$40,499
Interest and other expense from TRS portfolio	(13,473)	(10,218)
Net gain on TRS loan sales	1,886	472
Total	$28,159	$30,753

Net Change in Unrealized Appreciation (Depreciation) on TRS

The net change in unrealized appreciation (depreciation) on the TRS totaled $19,498 and ($30,491) for the years ended December 31, 2016 and 2015, respectively. This change was driven primarily by a tightening of credit spreads during the year ended December 31, 2016 that positively impacted the fair value of certain investments.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the year ended December 31, 2016, we recorded a net increase in net assets resulting from operations of $119,673 compared to a net decrease in net assets resulting from operations of ($1,442) for the year ended December 31, 2015, as a result of our operating activity for the respective periods.

Results of Operations

Comparison of the Years Ended December 31, 2015 and 2014

Our results of operations for the years ended December 31, 2015 and 2014 were as follows:

	Years Ended December 31,
	2015	2014
Investment income	$52,809	$17,713
Net operating expenses	28,047	11,193
Net investment income	24,762	6,520
Net realized gain on investments	1,121	1,538
Net change in unrealized depreciation on investments	(27,587)	(2,754)
Net realized gain on total return swap	30,753	16,989
Net change in unrealized depreciation on total return swap	(30,491)	(5,958)
Net (decrease) increase in net assets resulting from operations	$(1,442)	$16,335

Investment Income

For the years ended December 31, 2015 and 2014, we generated investment income of $52,809 and $17,713, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, structured products, and unsecured debt of 91 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short term investments and TRS, increased $278,886, from $222,350 during the year ended December 31, 2014 to $501,236 during the year ended December 31, 2015, as we continued to deploy the net proceeds from our initial continuous public offering, which ended on December 31, 2015. We expect our investment portfolio to continue to grow due to the anticipated equity available to us for investment from our follow-on continuous public offering, which commenced on January 25, 2016. As a result, we believe that reported investment income for the years ended December 31, 2015 and 2014 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS is not included in investment income in the consolidated statements of operations, but rather it is recorded as part of net realized gain on total return swap.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2015 and 2014 was as follows:

	Years Ended December 31,
	2015	2014
Management fees	$14,827	$6,132
Administrative services expense	1,900	1,792
Capital gains incentive fee	—	(757)
Offering, organizational and other costs – CIG	—	1,012
General and administrative	6,248	4,272
Interest expense	405	—
Total operating expenses	23,380	12,451
Expense support from CIG	—	(1,880)
Recoupment of expense support from CIG	4,667	622
Net operating expenses	$28,047	$11,193

The composition of our general and administrative expenses for the years ended December 31, 2015 and 2014 was as follows:

	Years Ended December 31,
	2015	2014
Transfer agent expense	$1,144	$627
Professional fees	1,044	849
Due diligence fees	1,006	967
Printing and marketing expense	755	681
Dues and subscriptions	505	230
Filing fees	478	113
Valuation expense	310	136
Insurance expense	297	235
Director fees and expenses	296	162
Other expenses	413	272
Total general and administrative expense	$6,248	$4,272

Expense Support and Recoupment of Expense Support

For the year ended December 31, 2015, CIG recouped $4,667 of expense support made during each of the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, and December 31, 2014 in connection with the expense support and conditional reimbursement agreement. We did not receive any expense support from CIG for the year ended December 31, 2015. For the year ended December 31, 2014, we received expense support from CIG of $1,880 and CIG recouped $622 of expense support made during each of the three months ended December 31, 2012 and March 31, 2013 in connection with the expense support and conditional reimbursement agreement.

Refer to the section “Results of Operations — Comparison of the Years Ended December 31, 2016 and 2015 — Expense Support and Recoupment of Expense Support” above for further details on our expense support from CIG and AIM.

Net Investment Income

Our net investment income totaled $24,762 and $6,520 for the years ended December 31, 2015 and 2014, respectively. The increase in net investment income was primarily due to an increase in the size of our investment portfolio relative to our expenses as we continued to achieve economies of scale due to proceeds received from our initial continuous public offering.

Net Realized Gain on Investments

Our net realized gain on investments totaled $1,121 and $1,538 for the years ended December 31, 2015 and 2014, respectively. The decrease in net realized gain on investments was primarily due to a decrease in sales and principal repayment activity during the year ended December 31, 2015 compared to the year ended December 31, 2014. During the year ended December 31, 2015, we received sale proceeds of $71,605 and principal repayments of $41,828, resulting in net realized gains of $1,121. During the year ended December 31, 2014, we received sale proceeds of $94,182 and principal repayments of $50,310, resulting in net realized gains of $1,538.

Net Change in Unrealized Depreciation on Investments

The net change in unrealized depreciation on our investments totaled $27,587 and $2,754 for the years ended December 31, 2015 and 2014, respectively. This change was driven primarily by a widening of credit spreads during the year ended December 31, 2015 that negatively impacted the fair value of certain investments.

Net Realized Gain on TRS

Our net realized gain on the TRS totaled $30,753 and $16,989 for the years ended December 31, 2015 and 2014, respectively. The components of net realized gain on the TRS are summarized below:

	Years Ended December 31,
	2015	2014
Interest and other income from TRS portfolio	$40,499	$19,081
Interest and other expense from TRS portfolio	(10,218)	(4,431)
Net gain on TRS loan sales	472	2,339
Total	$30,753	$16,989

Net Change in Unrealized Depreciation on TRS

The net change in unrealized depreciation on the TRS totaled $30,491 and $5,958 for the years ended December 31, 2015 and 2014, respectively. This change was driven primarily by a widening of credit spreads during the year ended December 31, 2015 that negatively impacted the fair value of certain investments.

Net (Decrease) Increase in Net Assets Resulting from Operations

For the year ended December 31, 2015, we recorded a net decrease in net assets resulting from operations of ($1,442) compared to a net increase in net assets resulting from operations of $16,335 for the year ended December 31, 2014, as a result of our operating activity for the respective periods.

Net Asset Value per Share, Annual Investment Return and Total Return Since Inception

Our net asset value per share was $9.11 and $8.71 on December 31, 2016 and 2015, respectively. After considering (i) the overall changes in net asset value per share, (ii) paid distributions of approximately $0.7316 per share during the year ended December 31, 2016, and (iii) the assumed reinvestment of those distributions in accordance with our distribution reinvestment plan then in effect, the total investment return-net asset value was 13.51% for the twelve-month period ended December 31, 2016. Total investment return-net asset value does not represent and may be higher than an actual return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period, and is described further in Note 13 to our consolidated financial statements.

Initial shareholders who subscribed to the offering in December 2012 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price net of sales load) have seen an annualized return of 8.36% and a cumulative total return of 38.35% through December 31, 2016 (see chart below). Initial shareholders who subscribed to the offering in December 2012 with an initial investment of $10,000 and an initial purchase price equal to $10.00 per share (the initial public offering price including sales load) have seen an annualized return of 5.57% and a cumulative total return of 24.52% through December 31, 2016. Over the same time period, the S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market, which currently consists of approximately 1,000 credit facilities throughout numerous industries, recorded an annualized return of 4.15% and a cumulative total return of 17.86%. In addition, the BofA Merrill Lynch US High Yield Index, a primary measure of short-term US dollar denominated below investment grade corporate debt publicly issued in the US domestic market, recorded an annualized return of 5.37% and a cumulative total return of 23.56% over the same period.

Growth of $10,000 Initial Investment(1)

14,000
13,500
13,000
12,500
12,000
11,500
11,000
10,500
10,000
9,500
9,000
$13,835
$12,452
$12,356
$11,786
12/17/2012
3/31/2013
6/30/2013
9/30/2013
12/31/2013
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015
6/30/2015
9/30/2015
12/31/2015
3/31/2016
6/30/2016
9/30/2016
12/31/2016
CĪON Investment Corporation (excluding sales load)
S&P/LSTA Leveraged Loan Index
CĪON Investment Corporation (including sales load)
BofA ML US High Yield Index

(1)	Cumulative performance: December 17, 2012 to December 31, 2016

The calculations for the Growth of $10,000 Initial Investment are based upon (i) an initial investment of $10,000 in our common stock at the beginning of the period, at a share price of $10.00 per share (including sales load) and $9.00 per share (excluding sales load), (ii) assumes reinvestment of monthly distributions in accordance with our distribution reinvestment plan then in effect, (iii) the sale of the entire investment position at the net asset value per share on the last day of the period, and (iv) the distributions declared and payable to shareholders, if any, on the last day of the period.

Financial Condition, Liquidity and Capital Resources

We generate cash primarily from the net proceeds from our follow-on continuous public offering and from cash flows from interest, fees and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We also employ leverage to seek to enhance our returns as market conditions permit and at the discretion of CIM, but in no event will leverage employed exceed 50% of the value of our total assets, as required by the 1940 Act. We are engaged in a follow-on continuous public offering of shares of our common stock. Our initial continuous public offering commenced on July 2, 2012 and ended on December 31, 2015. Our follow-on continuous public offering commenced on January 25, 2016. We accept subscriptions on a continuous basis and issue shares at weekly closings at prices that, after deducting selling commissions and dealer manager fees, are at or above our net asset value per share.

We will sell our shares on a continuous basis at our latest public offering price of $9.65 per share; however, to the extent that our net asset value fluctuates, we will sell at a price necessary to ensure that shares are sold at a price, after deduction of selling commissions and dealer manager fees, that is above and within 2.5% of net asset value per share.

As of December 31, 2016, we sold 109,787,557 shares for net proceeds of $1,117,566 at an average price per share of $10.18. The net proceeds received include reinvested shareholder distributions of $84,473, for which we issued 9,281,664 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $25,414, for which we repurchased 2,827,092 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through December 31, 2016, sales commissions and dealer manager fees related to the sale of our common stock were $63,255 and $30,994, respectively.

As of March 9, 2017, we sold 110,720,587 shares of common stock for net proceeds of $1,126,475 at an average price per share of $10.17. The net proceeds received include reinvested shareholder distributions of $91,354, for which we issued 10,036,822 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $32,784, for which we repurchased 3,641,315 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through March 9, 2017, sales commissions and dealer manager fees related to the sale of our common stock were $63,442 and $31,165, respectively.

The net proceeds from our follow-on continuous public offering will be invested primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less prior to being invested in debt securities of private U.S. companies.

As of December 31, 2016 and 2015, we had $70,498 and $18,892 in short term investments, respectively, invested in a fund that primarily invests in U.S. government securities.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy as of the effective date of this prospectus.

Total Return Swap

On December 17, 2012, we, through our wholly-owned subsidiary, Flatiron, entered into a TRS with Citibank. Effective December 9, 2013, Flatiron and Citibank amended the TRS to, among other things, extend the termination or call date from December 17, 2013 to December 17, 2014, increase the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan becomes subject to the TRS) from $150 million to $225 million, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.25% to 1.35% per year. Flatiron and Citibank further amended the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS to $275 million effective February 18, 2014, to $325 million effective April 30, 2014, to $375 million effective July 30, 2014, to $475 million effective September 5, 2014, to $600 million effective January 20, 2015, to $750 million effective March 4, 2015 and to $800 million effective March 22, 2016. Effective November 18, 2014, Flatiron and Citibank further amended the TRS to extend the termination or call date from December 17, 2014 to December 17, 2015. Effective October 2, 2015, Flatiron and Citibank further amended the TRS to extend the termination or call date from December 17, 2015 to March 17, 2016 and to provide that the floating rate index specified for each loan included in the TRS will not be less than zero. On December 22, 2015, Flatiron and Citibank further amended the TRS to reduce the ramp-down period from 90 days to 30 days prior to the termination date, which represents the period when reinvestment is no longer permitted under the terms of the TRS. Effective February 18, 2016, Flatiron and Citibank further amended the TRS to extend the termination or call date from March 17, 2016 to February 18, 2017, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.35% to 1.40% per year. Effective February 18, 2017, Flatiron and Citibank further amended the TRS to extend the termination or call date from February 18, 2017 to April 18, 2017.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of and interest payments from the assets underlying the TRS in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS typically offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Flatiron, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Flatiron borrowing funds to acquire loans and incurring interest expense to a lender. Under the terms of the TRS Agreement, each asset underlying the TRS constitutes a separate total return swap transaction, although all calculations and payments required to be made under the TRS Agreement are calculated and treated on an aggregate basis, based upon all such transactions.

The obligations of Flatiron under the TRS are non-recourse to us and our exposure under the TRS is limited to the value of our investment in Flatiron, which generally will equal the value of cash collateral provided by Flatiron under the TRS. Pursuant to the terms of the TRS, Flatiron may select loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $800 million. Flatiron is required to initially cash collateralize a specified percentage of each loan (generally 25% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, Flatiron agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Flatiron are available to pay our debts.

Unless otherwise specified, each individual loan must meet the obligation criteria described in the TRS Agreement, which includes requirements that the loan be rated by Moody’s and S&P, be part of a loan facility of at least $125 million and have at least two bid quotations from a nationally-recognized pricing service. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the obligation criteria for each loan in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to remove the underlying loan from the TRS either through a sale negotiated by us or the price determined by Citibank. Citibank also determines whether there has been a failure to satisfy the portfolio criteria in the TRS, which includes limits on issuer and industry concentration as well as Moody’s and S&P credit metrics. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Flatiron receives from Citibank all interest and fees payable in respect of the loans included in the TRS. Flatiron pays to Citibank interest at a rate equal to, in respect of each loan included in the TRS, the floating rate index specified for such loan, which will not be less than zero, plus 1.40% per year.

In addition, upon the termination or repayment of any loan subject to the TRS, Flatiron will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Flatiron may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Flatiron may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Flatiron. The amount of collateral required to be posted by Flatiron is determined primarily on the basis of the aggregate value of the underlying loans.

We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank on behalf of Flatiron. We may, but are not obligated to, increase our investment in Flatiron for the purpose of funding any additional collateral or payment obligations for which Flatiron may become obligated during the term of the TRS. If we do not make any such additional investment in Flatiron and Flatiron fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Flatiron under the TRS. In the event of an early termination of the TRS, Flatiron would be required to pay an early termination fee.

Citibank may terminate the TRS on or after April 18, 2017, or the call date. Flatiron may terminate the TRS at any time upon providing no more than 30 days prior notice to Citibank. Any termination prior to the call date will result in payment of an early termination fee to Citibank based on the maximum portfolio amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments that would be owed by Flatiron to Citibank for the period from the termination date through and including the call date. Such monthly payments will equal the product of 80% of the maximum portfolio amount, multiplied by 1.40% per year. We estimate the early termination fee would have been approximately $1,218 and $1,729 at December 31, 2016 and 2015, respectively. Flatiron may also be required to pay a minimum usage fee in connection with the TRS. As of December 31, 2016 and 2015, Flatiron owed Citibank a minimum usage fee of $176 and $4, respectively. As of December 31, 2013, Flatiron was not subject to a minimum usage fee.

The value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS are valued in the same manner as loans owned by us. As of December 31, 2016 and 2015, the fair value of the TRS was ($15,402) and ($34,900), respectively. The fair value of the TRS is reflected as unrealized depreciation on total return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2016 and 2015, Flatiron had selected 51 and 90 underlying loans with a total notional amount of $407,847 and $718,025, respectively. For the same periods, Flatiron posted $143,335 and $226,316 in cash collateral held by Citibank (of which only $131,073 and $187,802 was required to be posted), which is reflected in due from counterparty on our consolidated balance sheets.

As of December 31, 2016 and March 9, 2017, the notional amount available under the TRS was $392,153 and $399,093, respectively. Currently, the TRS is scheduled to terminate on April 18, 2017. We expect to either extend the TRS or convert the TRS into a traditional credit facility.

Receivable due on total return swap is composed of any amounts due from Citibank that consist of earned but not yet collected net interest and fees and net gains on sales and principal repayments of underlying loans of the TRS. As of December 31, 2016 and 2015, the receivable due on total return swap consisted of the following:

	As of December 31,
	2016	2015
Interest and other income from TRS portfolio	$5,620	$8,882
Interest and other expense from TRS portfolio	(1,928)	(2,309)
Net gain (loss) on TRS loan sales	495	(398)
Receivable due on total return swap	$4,187	$6,175

Realized gains and losses on the TRS are composed of any gains or losses on loans underlying the TRS as well as net interest and fees earned during the period. For the years ended December 31, 2016, 2015 and 2014, the net realized gain on the TRS consisted of the following:

	Years Ended December 31,
	2016	2015	2014
Interest and other income from TRS portfolio	$39,746	$40,499	$19,081
Interest and other expense from TRS portfolio	(13,473)	(10,218)	(4,431)
Net gain on TRS loan sales	1,886	472	2,339
Net realized gain(1)	$28,159	$30,753	$16,989

(1)	Net realized gain is reflected in net realized gain on total return swap on our consolidated statements of operations.

In connection with the TRS, Flatiron is required to comply with various covenants and reporting requirements as defined in the TRS Agreement. As of and for the year ended December 31, 2016, Flatiron was in compliance with all covenants and reporting requirements.

CIM has not taken any incentive fees with respect to our TRS to date. For purposes of computing the capital gains incentive fee, CIM will become entitled to a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. For purposes of computing the subordinated incentive fee on income, CIM is not entitled to a subordinated incentive fee on income with respect to the TRS. The net unrealized appreciation on the TRS, if any, is reflected in total assets on our consolidated balance sheets and included in the computation of the base management fee. The base management fee does not include any net unrealized depreciation on the TRS as such amounts are not included in total assets.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the AICPA Technical Practice Aid for investment companies, we accrue capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if our entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the total amount of cash collateral posted by Flatiron under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, we treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

JPM Credit Facility

On August 26, 2016, 34th Street entered into the JPM Credit Facility with JPM. The JPM Credit Facility provides for borrowings in an aggregate principal amount of $150,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the JPM Credit Facility. On August 26, 2016, 34th Street drew down $57,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, 34th Street entered into the Amended JPM Credit Facility with JPM. Under the Amended JPM Credit Facility, the aggregate principal amount available for borrowings was increased from $150,000 to $225,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility. On September 30, 2016, 34th Street drew down $167,423 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from CS Park View (as discussed in Note 6 to our consolidated financial statements). No other material terms of the JPM Credit Facility were revised in connection with the Amended JPM Credit Facility.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.50% per year. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 23, 2020. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.5% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, May 23, 2017, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 23, 2019, respectively. The non-usage fees, if any, are payable quarterly in arrears.

We contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to us, and our exposure under the Amended JPM Credit Facility is limited to the value of our investment in 34th Street.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and from August 26, 2016 to December 31, 2016, 34th Street was in compliance with all covenants and reporting requirements. As of December 31, 2016 and March 9, 2017, our outstanding borrowings under the Amended JPM Credit Facility were $224,423 and the aggregate principal amount available in connection with the Amended JPM Credit Facility was $577.

We incurred debt issuance costs of $3,514 in connection with obtaining and amending the JPM Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended JPM Credit Facility, which is included in our consolidated balance sheet as of December 31, 2016 and will amortize to interest expense over the term of the Amended JPM Credit Facility. At December 31, 2016, the unamortized portion of the debt issuance costs was $3,212.

For the period from August 26, 2016 to December 31, 2016, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

Stated interest expense	$2,753
Non-usage fee	45
Amortization of debt issuance costs	302
Total interest expense	$3,100
Weighted average interest rate(1)	4.41%
Average borrowings	$178,644

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

East West Bank Credit Facility

On April 30, 2015, we entered into the EWB Credit Facility with EWB. The EWB Credit Facility provides for borrowings in an aggregate principal amount of up to $40,000, subject to compliance with a borrowing base, and we are required to maintain $2,000 in a demand deposit account with EWB at all times. As of and for the year ended December 31, 2016, we were in compliance with all covenants and reporting requirements under the EWB Credit Facility. As of December 31, 2016, we had no outstanding borrowings under the EWB Credit Facility and the aggregate principal amount available in connection with the EWB

Credit Facility was $7,254. As of March 9, 2017, we had no outstanding borrowings under the EWB Credit Facility and the aggregate principal amount available in connection with the EWB Credit Facility was $6,788.

Advances under the EWB Credit Facility bear interest at a floating rate equal to (i) the greater of 3.25% per year or the variable rate of interest per year announced by EWB as its prime rate, which was 3.75% as of December 31, 2016, plus (ii) a spread of 0.75%. Interest is payable quarterly in arrears. Each advance under the EWB Credit Facility will be due and payable on the earlier of 90 days from the date such advance was made by EWB, or April 27, 2017. We may prepay any advance without penalty or premium. We will also be subject to a non-usage fee of 0.50% per year on the average amount, if any, of the aggregate principal amount available under the EWB Credit Facility that has not been borrowed, payable at the end of each quarter. The non-usage fee, if any, is payable quarterly in arrears. Our obligations to EWB under the EWB Credit Facility are secured by a first priority security interest in certain eligible investments in which we have a beneficial interest, as updated from time to time. U.S. Bank National Association has agreed to serve as the collateral custodian under the EWB Credit Facility pursuant to a custody control agreement between us and EWB.

On January 28, 2016, we entered into the first amendment to the EWB Credit Facility with EWB. Under the original EWB Credit Facility, the borrowing base was the lesser of (i) the average monthly net proceeds received by us from the sale of our equity securities during the trailing three month period ending on the last day of the immediately preceding calendar month; or (ii) 50% of collateral securing the EWB Credit Facility. Under the first amendment, during the period commencing on January 30, 2016 through July 31, 2016, (i) the trailing equity component of the borrowing base was removed; (ii) the borrowing base was decreased to 40% of the collateral securing the EWB Credit Facility; and (iii) the required minimum fair market value of the collateral securing the EWB Credit Facility was increased from two to two and one-half times all outstanding advances under the EWB Credit Facility. Prior to entering into the second amendment to the EWB Credit Facility (as described below), these amended provisions were scheduled to revert back to their original terms on July 31, 2016.

On April 21, 2016, we entered into the second amendment to the EWB Credit Facility with EWB. Under the second amendment, the date after which the amended provisions of the first amendment will revert back to their original terms was extended from July 31, 2016 to September 30, 2016 and the maturity date of the EWB Credit Facility was extended from April 29, 2016 to April 27, 2017.

RIC Status and Distributions

We did not declare or pay any distributions during 2012. In January 2013, we began authorizing monthly distributions to our shareholders. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to continue to authorize and declare on a monthly basis a weekly distribution amount per share of our common stock. We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and each shareholder’s distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in the form of cash or shares of common stock at the discretion of our board of directors. Each year, information regarding the source of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a nontaxable distribution) will be provided to our shareholders. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital.

We elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code, beginning in 2012.

To qualify for and maintain RIC tax treatment, we must, among other things, distribute in respect of each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute in respect of each calendar year an amount at least equal to the sum of (1) 98.0% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses, or capital gain net income (adjusted for certain ordinary losses), for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Our board of directors declared distributions for 52, 52, 49 and 24 record dates during the years ended December 31, 2016, 2015, 2014 and 2013, respectively. Declared distributions were paid monthly. The following table presents cash distributions per share that were declared during the years ended December 31, 2016, 2015, 2014 and 2013:

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459

On December 13, 2016, our board of directors declared five weekly cash distributions of $0.014067 per share, which were paid on February 1, 2017 to shareholders of record on January 3, January 10, January 17, January 24, and January 31, 2017. On January 17, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 1, 2017 to shareholders of record on February 7, February 14, February 21, and February 28, 2017. On February 21, 2017, our board of directors declared four weekly cash distributions of $0.014067 per share, payable on March 29, 2017 to shareholders of record on March 7, March 14, March 21, and March 28, 2017. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted a “opt in” distribution reinvestment plan for shareholders. As a result, if we make a distribution, shareholders will receive distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock.

On November 2, 2015, we further amended and restated our distribution reinvestment plan pursuant to the third amended and restated distribution reinvestment plan, or the Third Amended DRIP. The Third Amended DRIP was effective as of, and first applied to the reinvestment of cash distributions paid on or after, the closing of our initial continuous public offering on December 31, 2015. Prior to the Third Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance. Under the Third Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price determined by our board of directors or a committee thereof, in its sole discretion, that was (i) not less than the net asset value per share determined in good faith by the board of directors or a committee thereof, in their sole discretion, immediately prior to the payment of the distribution, or the NAV Per Share, and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The purchase price determined for the January and February 2016 reinvestment of cash distributions under the Third Amended DRIP was $8.63 and $8.45 per share, respectively.

On January 22, 2016, we further amended and restated our distribution reinvestment plan pursuant to the fourth amended and restated distribution reinvestment plan, or the Fourth Amended DRIP. The Fourth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, March 30, 2016. Under the Fourth Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance.

On December 8, 2016, we further amended and restated our distribution reinvestment plan pursuant to the fifth amended and restated distribution reinvestment plan, or the Fifth Amended DRIP. The Fifth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, February 1, 2017. Under the Fifth Amended DRIP, cash distributions to participating shareholders will be reinvested in additional shares of common stock at a purchase price equal to the estimated net asset value per share of common stock as of the date of issuance.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIG and AIM, which is subject to recoupment. We have not established limits on the amount of funds we may use from available sources to make distributions. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by us within three years. For the years ended December 31, 2015 and 2016, none of our distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIG and AIM continue to provide such expense support. Shareholders should also understand that our future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIG and AIM have no obligation to provide expense support to us in future periods.

Our total investment portfolio includes loans and other securities on our consolidated balance sheets and loans underlying the TRS. Accordingly, we treat net interest and other income earned on all investments, including the loans underlying the TRS, as a component of investment company taxable income when determining our sources of distributions. The sources of our distributions for the years ended December 31, 2016 and 2015 were as follows:

	Years Ended December 31,
	2016				2015
	Investment Portfolio	Total Return Swap Portfolio	Total Investment Portfolio	Percentage	Investment Portfolio	Total Return Swap Portfolio	Total Investment Portfolio	Percentage
Net investment income	$45,549	$26,273	$71,822	92.7%	$24,762	$30,281	$55,043	96.1%
Capital gains from the sale of assets(1)(2)	2,721	2,916	5,637	7.3%	1,121	472	1,593	2.8%
Distributions in excess of net investment income(3)	—	—	—	—	632	—	632	1.1%
Total	$48,270	$29,189	$77,459	100.0%	$26,515	$30,753	$57,268	100.0%

(1)	For the year ended December 31, 2016, we distributed long-term capital gains of $906. We distributed no long-term capital gains for the year ended December 31, 2015.
(2)	During the year ended December 31, 2016, we realized losses of $1,030 in our total return swap portfolio, which are not currently deductible on a tax-basis.
(3)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 of our audited consolidated financial statements for the sources of our cash distributions on a tax basis.

It is our policy to comply with all requirements of the Code applicable to RICs and to distribute substantially all of our taxable income to our shareholders. In addition, by distributing during each calendar year substantially all of our net investment income, net realized capital gains and certain other amounts, if any, we generally intend not to be subject to corporate level federal income tax or federal excise taxes. Accordingly, no federal income tax provision was required for the year ended December 31, 2016.

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences, which could be material, are primarily due to differing treatments of income and gains on various investments held by us. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

As of December 31, 2016 and 2015, we made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	December 31, 2016	December 31, 2015
Paid-in-capital in excess of par value	$(296)	$(632)
Undistributed net investment income	28,451	32,506
Accumulated net realized gains	(28,155)	(31,874)

These permanent differences are primarily due to the reclassification of foreign currency, the tax treatment of swaps, and nondeductible expenses. These reclassifications had no effect on net assets.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV and were as follows for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016		2015		2014
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income
Ordinary income (before expense support)(1)	$76,553	98.8%	$57,268	100.0%	$22,505	91.7%
Expense support	—	—	—	—	1,880	7.6%
Realized long term capital gains	906	1.2%	—	—	162	0.7%
Total	$77,459	100.0%	$57,268	100.0%	$24,547	100.0%

(1)	Includes net short term capital gains and realized gains on total return swap of $31,007, $31,874 and $18,365 for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the components of accumulated earnings on a tax basis were as follows:

	December 31, 2016	December 31, 2015
Undistributed ordinary income	$3,847	$—
Undistributed long term capital gains	924	—
Net unrealized depreciation on investments and total return swap	(26,398)	(64,137)
	$(21,627)	$(64,137)

As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $9,389; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $20,202; the net unrealized depreciation was $10,813; and the aggregate cost of securities for Federal income tax purposes was $1,100,291.

As of December 31, 2015, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $3,728; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $67,865; the net unrealized depreciation was $64,137; and the aggregate cost of securities for federal income tax purposes was $699,036.

Recently Adopted Accounting Standards

In August 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-15, Presentation of Financial Statements — Going Concern, which requires that entities evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within the one year period subsequent to the date that the financial statements are issued or within the one year period subsequent to the date that the financial statements are available to be issued. This guidance was adopted by us during the three months ended March 31, 2016. As a result of management’s evaluation, no conditions present were identified that raise substantial doubt about our ability to continue as a going concern and no additional disclosure is required.

In February 2015, the FASB issued ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis, or ASU 2015-02, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. This guidance was adopted by us during the three months ended March 31, 2016, which did not have a material impact on our consolidated financial statements. In addition, no prior-period information was retrospectively adjusted as a result of the adoption of ASU 2015-02.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. ASU 2015-03 requires retrospective application and represents a change in accounting principle. In August 2015, the FASB issued ASU No. 2015-15, Interest — Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, or ASU 2015-15, which allows an entity to continue to present line of credit issuance costs as an asset, regardless of whether there are any outstanding borrowings on the line of credit. This guidance was adopted by us during the three months ended March 31, 2016. No prior-period information was retrospectively adjusted as a result of the adoption of this guidance. As a result, unamortized debt issuance costs of $64 are presented as prepaid expenses and other assets in the consolidated balance sheet as of December 31, 2016 as we have no recognized debt liability associated with these costs. In addition, unamortized debt issuance costs of $3,212 were directly deducted from the carrying amount of the associated debt liability in the consolidated balance sheet as of December 31, 2016.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, or ASU 2016-18, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. The purpose of this guidance is to eliminate diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. As a result, amounts generally described as restricted cash should be included within cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted. We adopted this guidance during the three months ended December 31, 2016, which had no material impact on our consolidated financial statements.

Recently Announced Accounting Standards

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. We are in the process of evaluating the impact that this guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is expected to reduce the number of transactions that need to be further evaluated as businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted for certain types of transactions. We are in the process of evaluating the impact that this guidance will have on our consolidated financial statements.

We do not believe any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material adverse effect on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, we also utilize available information, including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses.

Valuation of Portfolio Investments

The value of our assets is determined quarterly and at such other times that an event occurs that materially affects the valuation. The valuation is made pursuant to Section 2(a)(41) of the 1940 Act, which requires that we value our assets as follows: (i) the market price for those securities for which a market quotation is readily available, and (ii) for all other securities and assets, at fair value, as determined in good faith by our board of directors. As a BDC, Section 2(a)(41) of the 1940 Act requires the board of directors to determine in good faith the fair value of portfolio securities for which a market price is not readily available, and it does so in conjunction with the application of our valuation procedures by CIM.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each asset while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations in our consolidated financial statements.

In making fair value determinations, the following guidelines are generally used.

The fair value of our investments is determined quarterly in good faith by our board of directors pursuant to our consistently applied valuation procedures and valuation process in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, we are required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned.

Our investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported) and the non-binding nature of consensus pricing and/or active quotes, we believe that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by us and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing our debt investments;
•	multiples of EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by our valuation committee consisting of senior management. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by our valuation committee with final approval from the board of directors.

Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

We periodically benchmark the broker quotes from the brokers or dealers against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these quotes are reliable indicators of fair value. We may also use other methods to determine fair value for securities for which we cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. Our valuation committee and board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

The value of the TRS is primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS are valued in the same manner as loans owned by us. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. We have classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs.

Valuation Methods

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by certain of CIM’s investment professionals and certain members of its management team, with such valuation taking into account information received from various sources, including independent valuation firms and AIM, if applicable;
•	preliminary valuation conclusions are then documented and discussed with CIM’s valuation committee;
•	CIM’s valuation committee reviews the preliminary valuation, and, if applicable, delivers such preliminary valuation to an independent valuation firm for its review;
•	CIM’s valuation committee, or its designee, and, if appropriate, the relevant investment professionals meet with the independent valuation firm to discuss the preliminary valuation;
•	designated members of CIM’s management team respond and supplement the preliminary valuation to reflect any comments provided by the independent valuation firm;
•	our audit committee meets with members of CIM’s management team and the independent valuation firm to discuss the assistance provided and the results of the independent valuation firm’s review; and
•	our board of directors discusses the valuation and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of CIM, the audit committee and any third-party valuation firm, if applicable.

In addition to the foregoing, certain investments for which a market price is not readily available are evaluated on a quarterly basis by an independent valuation firm and certain other investments are on a rotational basis reviewed once over a twelve-month period by an independent valuation firm. Finally, certain investments are not evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds.

Given the expected types of investments, excluding short term investments that are classified as Level 1, management expects our portfolio holdings to be classified as Level 3. Due to the uncertainty inherent in the valuation process, particularly for Level 3 investments, such fair value estimates may differ significantly from the values that would have been used had an active market for the investments existed. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned. Inputs used in the valuation process are subject to variability in the future and can result in materially different fair values.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. Our cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. We periodically evaluate the creditworthiness of this institution and have not experienced any losses on such deposits.

Foreign Currency Translations

Our accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. We do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore our earnings.

Short Term Investments

Short term investments include an investment in a U.S. Treasury obligations fund, which seeks to provide current income and daily liquidity by purchasing U.S. Treasury securities and repurchase agreements that are collateralized by such securities. We had $70,498 and $18,892 of such investments at December 31, 2016 and 2015, respectively, which are included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedules of investments.

Offering, Organizational and Other Pre-Effective Costs

Offering costs include, among other things, legal fees and other costs pertaining to the preparation of our registration statements in connection with the continuous public offerings of our shares. Certain offering costs were funded by CIG and its affiliates and there was no liability for these offering costs to us until CIG and its affiliates submitted such costs for reimbursement. Upon meeting the minimum offering requirement on December 17, 2012, we incurred and capitalized offering costs of $1,000 that were submitted for reimbursement by CIG (see Note 4 to our consolidated financial statements). These costs were fully amortized over a twelve month period as an adjustment to capital in excess of par value. The remaining offering costs funded by CIG and its affiliates were incurred when CIG and its affiliates submitted such costs for reimbursement during the year ended December 31, 2014.

Organizational costs include, among other things, the cost of organizing us as a Maryland corporation, including the cost of legal services and other fees pertaining to our organization. All organizational costs were funded by CIG and its affiliates and there was no liability for these organizational costs to us until CIG and its affiliates submitted such costs for reimbursement. We incurred these costs when CIG and its affiliates submitted such costs for reimbursement during the year ended December 31, 2014. See Note 2 to our consolidated financial statements for further details on offering, organizational and other pre-effective costs incurred by CIG and us.

Income Taxes

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, we must, among other things, meet certain source of income and asset diversification requirements and distribute to shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally equal to the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If we continue to qualify as a RIC and continue to satisfy the annual distribution requirement, we will not be subject to corporate level federal income taxes on any income that we distribute to our shareholders. We intend to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. We will also be subject to nondeductible federal excise taxes if we do not distribute in respect of each calendar year an amount at least equal to the sum of 98.0% of net ordinary income (taking into account certain deferrals and elections) for the calendar year, 98.2% of any capital gain net income (adjusted for certain ordinary losses) determined on the basis of a one-year period ending on October 31 of the calendar year, if any, and any recognized and undistributed income or capital gain net income from prior years for which we paid no federal income taxes.

Two of our wholly-owned consolidated subsidiaries, View ITC, LLC and View Rise, LLC, or collectively the Taxable Subsidiaries, have elected to be treated as taxable entities for U.S. federal income tax purposes. The Taxable Subsidiaries are not consolidated with us for income tax purposes and may generate income tax expense or benefit, and the related tax assets and liabilities, as a result of their ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities, where material, are reflected in our consolidated financial statements. There were no deferred tax assets or liabilities as of December 31, 2016.

Book/tax differences relating to permanent differences are reclassified among our capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with income tax regulations that may differ from GAAP.

Uncertainty in Income Taxes

We evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold for the purposes of measuring and recognizing tax liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by the taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. We did not have any uncertain tax positions during the periods presented herein.

We are subject to examination by U.S. federal, New York State, New York City and Maryland income tax jurisdictions for 2013, 2014 and 2015.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Revenue Recognition

Securities transactions are accounted for on the trade date. We record interest and dividend income on an accrual basis beginning on the trade settlement date or the ex-dividend date, respectively, to the extent we expect to collect such amounts. For investments in equity tranches of CLOs, we record income based on the effective interest rate determined using the amortized cost and estimated cash flows, which is updated periodically. Loan origination fees, original issue discounts, and market discounts/premiums are recorded and such amounts are amortized as adjustments to interest income over the respective term of the loan using the effective interest method. We record prepayment premiums on loans and debt securities as interest income when we receive such amounts. In addition, we may generate revenue in the form of commitment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments are recognized when earned.

We may have investments in our investment portfolio that contain a PIK interest provision. PIK interest is accrued as interest income if the portfolio company valuation indicates that such PIK interest is collectible and recorded as interest receivable up to the interest payment date. On the interest payment dates, we will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. Additional PIK securities typically have the same terms, including maturity dates and interest rates, as the original securities. In order to maintain RIC status, substantially all of this income must be paid out to shareholders in the form of distributions, even if we have not collected any cash. For additional information on investments that contain a PIK interest provision, see the consolidated schedules of investments included in our consolidated financial statements.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310, Receivables, or ASC 310, are generally placed on nonaccrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on nonaccrual status is reversed against interest income. Interest income is recognized on nonaccrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectability of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated by using the weighted-average method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the weighted-average amortized cost of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Derivative Instrument

We recognize all derivative instruments as assets or liabilities at fair value in our consolidated financial statements. Derivative contracts entered into by us are not designated as hedging instruments, and as a result, we present changes in fair value through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity and operational risks. For additional information on our derivative instruments, see Note 7 to our consolidated financial statements.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement we entered into with CIM, the incentive fee on capital gains earned on liquidated investments of our investment portfolio during operations is determined and payable in arrears as of the end of each calendar year. Such fee equals 20% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a cumulative basis and to the extent that all realized capital losses and unrealized capital depreciation exceed realized capital gains as well as the aggregate realized net capital gains for which a fee has previously been paid, we would not be required to pay CIM a capital gains incentive fee. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

CIM has not taken any incentive fees with respect to our TRS to date. For purposes of computing the capital gains incentive fee, CIM will become entitled to a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. Any net unrealized gains on the TRS are reflected in total assets on our consolidated balance sheets and included in the computation of the base management fee. Any net unrealized losses on the TRS are reflected in total liabilities on our consolidated balance sheets and excluded in the computation of the base management fee.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the AICPA Technical Practice Aid for investment companies, we accrue capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if our entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Net Increase (Decrease) in Net Assets per Share

Net increase (decrease) in net assets per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Distributions

Distributions to shareholders are recorded as of the record date. The amount to be paid as a distribution is determined by the board of directors on a monthly basis. Net realized capital gains, if any, are distributed at least annually.

Related Party Transactions

For the years ended December 31, 2016, 2015 and 2014, fees and other expenses incurred by us related to CIM and its affiliates were as follows:

Entity	Capacity	Description	Years Ended December 31,
			2016	2015	2014(3)
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$953	$14,440	$11,172
CIM	Investment adviser	Management fees(2)	20,092	14,827	6,132
CIM	Investment adviser	Incentive fees(2)	—	—	(757)
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	1,834	1,900	1,792
CIG	Sponsor	Reimbursement of offering, organizational and other costs(2)	—	—	1,012
CIG	Sponsor	Recoupment of expense support(2)	667	4,667	622
			$23,546	$35,834	$19,973

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.
(3)	For the year ended December 31, 2014, CIG provided expense support of $1,880 pursuant to the expense support and conditional reimbursement agreement. Of this amount, $2,106 related to management fees, $1 related to administrative services expense and ($227) related to incentive fees.

On December 28, 2016, we entered into an amended and restated follow-on dealer manager agreement with CIM and CION Securities in connection with our continuous follow-on public offering. Under the amended and restated dealer manager agreement, the dealer manager fee was reduced from up to 3% to up to 2% of gross offering proceeds and selling commissions to the selling dealers were reduced from up to 7% to up to 3% of gross offering proceeds. Such costs are charged against capital in excess of par value when incurred. Since commencing our initial continuous public offering on July 2, 2012 and through March 9, 2017, we paid or accrued sales commissions of $63,442 to the selling dealers and dealer manager fees of $31,165 to CION Securities.

We have entered into an investment advisory agreement with CIM. On November 1, 2016, our board of directors, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement for a period of twelve months commencing December 17, 2016. Pursuant to the investment advisory agreement, CIM is paid an annual base management fee equal to 2.0% of the average value of our gross assets, less cash and cash equivalents, and an incentive fee based on our performance, as described below. The base management fee is payable quarterly in arrears and is calculated based on the two most recently completed calendar quarters. The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital, as defined in the investment advisory agreement, equal to 1.875% per quarter, or an annualized rate of 7.5%. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is described above.

A discussion of CIM’s entitlement to receive incentive fees and our accrual of the incentive fee on capital gains with respect to the TRS is also described above.

We accrue the capital gains incentive fee based on net realized gains and net unrealized appreciation; however, under the terms of the investment advisory agreement, the fee payable to CIM is based on net realized gains and unrealized depreciation and no such fee is payable with respect to unrealized appreciation unless and until such appreciation is actually realized. As of and for the years ended December 31, 2016 and 2015, we had no liability for and did not record any capital gains incentive fees. For the year ended December 31, 2014, capital gains incentive fees were ($757), of which ($530) related to the change in unrealized depreciation.

With respect to the TRS, CIM will become entitled to receive a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. See above for an additional discussion of CIM’s entitlement to receive payment of incentive fees and our accrual of the incentive fee on capital gains with respect to the TRS.

We entered into an administration agreement with CIM’s affiliate, ICON Capital, pursuant to which ICON Capital furnishes us with administrative services including accounting, investor relations and other administrative services necessary to conduct our day-to-day operations. On November 1, 2016, our board of directors, including a majority of the board of directors who are not interested persons, approved the renewal of the administration agreement for a period of twelve months commencing December 17, 2016. ICON Capital is reimbursed for administrative expenses it incurs on our behalf in performing its obligations, provided that such reimbursement will be for the lower of ICON Capital’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. Such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We will not reimburse ICON Capital for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in ICON Capital.

Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed. Our payment of offering and organizational costs will not exceed 1.5% of the actual gross proceeds raised from the offerings (without giving effect to any potential expense support from CIG and its affiliates). If we sell the maximum number of shares at our latest public offering price of $9.65 per share, we estimate that we may incur up to approximately $29,832 of expenses.

With respect to any reimbursements for offering and organizational costs, we will interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, we will not issue any of our shares or other securities for services or for property other than cash or securities except as a dividend or distribution to our security holders or in connection with a reorganization.

From inception through December 31, 2012, CIG and its affiliates incurred offering, organizational and other pre-effective costs of $2,012. Of these costs, $1,812 represented offering and organizational costs, all of which have been submitted to us for reimbursement. We paid $450 in October 2013, $550 in March 2014, $592 in May 2014 and $420 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates subsequent to December 31, 2012.

Reinvestment of shareholder distributions and share repurchases are excluded from the gross proceeds from our offerings for purposes of determining the total amount of offering and organizational costs that can be paid by us. As of December 31, 2016, we raised gross offering proceeds of $1,058,507, of which we can pay up to $15,878 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through December 31, 2016, we paid $9,229 of such costs, leaving an additional $6,649 that can be paid. As of March 9, 2017, we raised gross offering proceeds of $1,067,905, of which we can pay up to $16,019 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through March 9, 2017, we paid $9,464 of such costs, leaving an additional $6,555 that can be paid.

As of December 31, 2015, we raised gross offering proceeds of $1,023,676, of which we can pay up to $15,355 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through December 31, 2015, we paid $8,163 of such costs, leaving an additional $7,192 that can be paid. As of March 9, 2016, we raised gross offering proceeds of $1,023,728, of which we can pay up to $15,356 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through March 9, 2016, we paid $8,309 of such costs, leaving an additional $7,047 that can be paid.

On January 30, 2013, we entered into the expense support and conditional reimbursement agreement with CIG, whereby CIG agreed to provide expense support to us in an amount that is sufficient to: (1) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (2) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. On December 13, 2013 and January 16, 2015, we and CIG amended the expense support and conditional reimbursement agreement to extend the termination date of such agreement from January 30, 2014 to January 30, 2015 and from January 30, 2015 to December 31, 2015, respectively. On December 16, 2015 and December 14, 2016, we further amended and restated the expense support and conditional reimbursement agreement for purposes of including AIM as a party to the agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. Commencing with the quarter beginning January 1, 2016, CIG and AIM each agrees to provide expense support to us for 50% of our expenses as described above.

For the years ended December 31, 2016 and 2015, we did not receive any expense support from CIG or AIM. For the year ended December 31, 2014, the total expense support from CIG, which funded distributions and related to certain operating expenses, was $1,880. See above for additional information on the sources of our distributions.

Pursuant to the expense support and conditional reimbursement agreement, we will have a conditional obligation to reimburse CIG for any amounts funded by CIG under such agreement (i) if expense support amounts funded by CIG exceed operating expenses incurred during any fiscal quarter, (ii) if the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders, and (iii) during any fiscal quarter occurring within three years of the date on which CIG funded such amount. Pursuant to the second amended and restated expense support and conditional reimbursement agreement, we will have a conditional obligation to reimburse CIG and AIM for any amounts funded by CIG and AIM under the same circumstances described above. The obligation to reimburse CIG and AIM for any expense support provided by CIG and AIM under such agreement is further conditioned by the following: (i) in the period in which reimbursement is sought, the ratio of operating expenses to average net assets, when considering the reimbursement, cannot exceed the ratio of operating expenses to average net assets, as defined, for the period when the expense support was provided; (ii) in the period when reimbursement is sought, the annualized distribution rate cannot fall below the annualized distribution rate for the period when the expense support was provided; and (iii) the expense support can only be reimbursed within three years from the date the expense support was provided.

Expense support, if any, will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. During the years ended December 31, 2016, 2015 and 2014, we recorded obligations to repay expense support from CIG of $667, $4,667 and $622, respectively. During the years ended December 31, 2016, 2015 and 2014, we repaid CIG for expense support of $1,147, $4,187 and $622, respectively. We may or may not be requested to reimburse any remaining expense support in the future.

We, AIM or CIG may terminate the expense support and conditional reimbursement agreement at any time. CIG and AIM have indicated that they expect to continue such expense support until they believe that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory agreement with CIM and/or the investment sub-advisory agreement with AIM, we may be required to repay CIG and AIM all unreimbursed expense support funded by CIG and AIM within three years of the date of termination. The specific amount of expense support by CIG and AIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIG and AIM will support any portion of our expenses in future quarters.

The table below presents a summary of all expenses supported by CIG for each of the following three month periods in which we received expense support from CIG and the associated dates through which such expenses are eligible for reimbursement from us.

Three Months Ended	Expense Support from CIG	Recoupment of Expense Support	Unreimbursed Expense Support	Ratio of Operating Expense to Average Net Assets for the Period(1)	Annualized Distribution Rate for the Period(3)		Eligible for Reimbursement through
December 31, 2012	$117	$117	$—	0.93%	0.00	%(2)	December 31, 2015
March 31, 2013	819	819	—	2.75%	7.00%		March 31, 2016
June 30, 2013	1,148	1,148	—	1.43%	7.00%		June 30, 2016
September 30, 2013	1,297	1,297	—	0.49%	7.00%		September 30, 2016
December 31, 2013	695	695	—	0.31%	7.00%		December 31, 2016
March 31, 2014	1,049	1,049	—	0.27%	7.00%		March 31, 2017
December 31, 2014	831	831	—	0.15%	7.00%		December 31, 2017
Total	$5,956	$5,956	$—

(1)	Operating expenses include all expenses borne by us, except for offering and organizational costs, base management fees, incentive fees, administrative services expenses, other general and administrative expenses owed to CIM and its affiliates, and interest expense.
(2)	We did not declare any distributions during the three months ended December 31, 2012.
(3)	Annualized Distribution Rate equals the annualized rate of distributions paid to shareholders based on the amount of the regular cash distributions paid immediately prior to the date the expense support payment obligation was incurred by CIG. Annualized Distribution Rate does not include special cash or stock distributions paid to shareholders. The Annualized Distribution Rate is calculated based on the maximum historical offering price at each record date.

As of December 31, 2016 and 2015, the total liability payable to CIM and its affiliates was $6,508 and $5,735, respectively, which primarily related to fees earned by CIM during the three months ended December 31, 2016 and 2015, respectively.

Because CIM’s senior management team is comprised of substantially the same personnel as the senior management team of our affiliate, ICON Capital, which is the investment manager to certain equipment finance funds, or equipment funds, such members of senior management provide investment advisory and management services to the equipment funds in addition to us. In the event that CIM undertakes to provide investment advisory services to other clients in the future, it will strive to allocate investment opportunities in a fair and equitable manner consistent with our investment objective and strategies so that we will not be disadvantaged in relation to any other client of the investment adviser or its senior management team. However, it is currently possible that some investment opportunities will be provided to the equipment funds or other clients of CIM rather than to us.

The investment advisory agreement, the investment sub-advisory agreement, the administration agreement and the dealer manager agreement each provide certain indemnifications from us to the other relevant parties to such agreements. Our maximum exposure under these agreements is unknown. However, we have not experienced claims or losses pursuant to these agreements and believe the risk of loss related to such indemnifications to be remote.

If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services that we expect to receive pursuant to our investment advisory agreement, the investment sub-advisory agreement, the administration agreement and the dealer manager agreement. Any new investment advisory agreement would also be subject to approval by our shareholders.

Contractual Obligations

On December 17, 2012, Flatiron entered into a TRS with Citibank. Flatiron and Citibank have amended the TRS on numerous occasions, including the most recent thirteenth amendment on February 18, 2017. See “— Financial Condition, Liquidity and Capital Resources — Total Return Swap” above for a more detailed description of the TRS.

On August 26, 2016, 34th Street entered into the JPM Credit Facility with JPM, as amended and restated on September 30, 2016. See “— Financial Condition, Liquidity and Capital Resources — JPM Credit Facility” above for a more detailed description of the JPM Credit Facility.

On April 30, 2015, we entered into the EWB Credit Facility with EWB, as amended on January 28, 2016 and April 21, 2016. See “— Financial Condition, Liquidity and Capital Resources — East West Bank Credit Facility” above for a more detailed description of the EWB Credit Facility.

Commitments and Contingencies and Off-Balance Sheet Arrangements

Commitments and Contingencies

We have entered into certain contracts with other parties that contain a variety of indemnifications. Our maximum exposure under these arrangements is unknown. However, we have not experienced claims or losses pursuant to these contracts and believe the risk of loss related to such indemnifications to be remote.

Our investment portfolio may contain debt investments that are in the form of lines of credit, revolving credit facilities, or other unfunded commitments, which may require us to provide funding when requested in accordance with the terms of the underlying agreement.

As of December 31, 2016 and 2015, our unfunded commitments were as follows:

Unfunded Commitments	December 31, 2016(1)	December 31, 2015(1)
CCSLF(2)(3)	$40,000	$40,000
Tennessee Merger Sub, Inc.(4)	10,254	—
Ministry Brands, LLC	5,274	—
Studio Movie Grill Holdings, LLC(3)	4,127	1,069
Elemica Holdings, Inc.(3)	2,500	—
ABG Intermediate Holdings 2 LLC(3)	1,119	1,128
Ivy Hill Middle Market Credit Fund VIII, Ltd.(3)	1,111	—
American Media, Inc.(3)	711	—
ECI Acquisition Holdings, Inc.	—	1,207
Total	$65,096	$43,404

(1)	Unless otherwise noted, the funding criteria for these unfunded commitments had not been met at the date indicated.
(2)	On June 24, 2015, we entered into a joint venture with Capitala Finance Corp., or Capitala, to create CCSLF. All portfolio and other material decisions regarding CCSLF must be submitted to its board of managers, which is comprised of four members, two of whom were selected by us and the other two were selected by Capitala. Further, all portfolio and other material decisions require the affirmative vote of at least one member from us and one member from Capitala.
(3)	As of March 9, 2017, our unfunded commitments were to portfolio companies ABG Intermediate Holdings 2 LLC, American Media, Inc., CF Entertainment Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd. and Studio Movie Grill Holdings, LLC in the amount of $1,119, $415, $10,000, $2,500, $1,111 and $4,127, respectively, and also included an unfunded commitment of $40,000 to CCSLF. In addition, subsequent to December 31, 2016, we entered into unfunded commitments of $5,079, $3,606 and $18,030 with American Axle & Manufacturing, Inc., BWAY Holding Company and CenturyLink, Inc., respectively.

(4)	As of December 31, 2016, such commitment was subject to the execution of a definitive loan agreement and the consummation of the underlying corporate transaction, and conditional upon receipt of all necessary shareholder, regulatory and other applicable approvals. Prior to March 9, 2017, the unfunded commitment to Tennessee Merger Sub, Inc. was terminated.

Unfunded commitments to provide funds to companies are not recorded on our consolidated balance sheets. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for us. We intend to use cash on hand, short-term investments, proceeds from borrowings, and other liquid assets to fund these commitments should the need arise. For information on the companies to which we are committed to fund additional amounts as of December 31, 2016 and 2015, refer to the table above and the consolidated schedules of investments.

We will fund our unfunded commitments from the same sources we use to fund our investment commitments that are funded at the time they are made (i.e., advances from our credit facilities and/or cash flows from operations). We will not fund our unfunded commitments from future net proceeds generated by securities offerings. We follow a process to manage our liquidity and ensure that we have available capital to fund our unfunded commitments. Specifically, we prepare detailed analyses of the level of our unfunded commitments relative to our then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by our executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that we have adequate liquidity to satisfy our unfunded commitments.

We do not include our unfunded capital commitment to CCSLF as a senior security for the asset coverage ratio, as the capital commitments cannot be drawn without an affirmative vote by one of our representatives on CCSLF’s board of managers.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements except for those discussed in “Financial Condition, Liquidity and Capital Resources - Total Return Swap” and “Commitments and Contingencies and Off-Balance Sheet Arrangements - Commitments and Contingencies” above.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. As of December 31, 2016, 93.8% of our portfolio investments and underlying loans subject to the TRS paid variable interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments, especially to the extent that we hold variable rate investments, and to declines in the value of any fixed rate investments we may hold. To the extent that a majority of our investments may be in variable rate investments, an increase in interest rates could make it easier for us to meet or exceed our incentive fee hurdle rate, as defined in our investment advisory agreement, and may result in a substantial increase in our net investment income, and also to the amount of incentive fees payable to CIM with respect to our pre-incentive fee net investment income.

Under the terms of the TRS with Citibank, we pay fees to Citibank at a floating rate based primarily on LIBOR (and in limited cases the prime rate), plus a spread of 1.40% per year, in exchange for the right to receive the economic benefit of a pool of loans. Pursuant to the terms of the EWB Credit Facility, borrowings are at a floating rate of 0.75% plus the greater of 3.25% or the variable rate of interest per year announced by EWB as its prime rate, which was 3.75% at December 31, 2016. Under the terms of the JPM Credit Facility, advances bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.50% per year. In addition, in the future we may seek to borrow funds in order to make additional investments. Our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we would be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we have debt outstanding, our cost of funds would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments. We expect that our long-term investments will be financed primarily with equity and long-term debt. Our interest rate risk management techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates could have a materially adverse effect on our business, financial condition and results of operations.

The following table shows the effect over a twelve month period of changes in interest rates on our net interest income, excluding short term investments, assuming no changes in our investment portfolio, the TRS Agreement, the EWB Credit Facility or the JPM Credit Facility in effect as of December 31, 2016:

Change in Interest Rates	Increase in Net Interest Income(1)	Percentage Change in Net Interest Income
Down 50 basis points(2)	$2,845	2.8%
Current base interest rate	—	—
Up 50 basis points	2,593	2.6%
Up 100 basis points	6,265	6.2%
Up 200 basis points	13,679	13.5%
Up 300 basis points	21,097	20.9%

(1)	Pursuant to the TRS, we receive from Citibank all interest payable in respect of the loans subject to the TRS and pay to Citibank interest at a rate equal to the floating rate index specified for each loan (typically LIBOR of varying maturities), which will not be less than zero, plus 1.40% per year on the full notional amount of the loans subject to the TRS. As of December 31, 2016, all of the loans subject to the TRS paid variable interest rates. This table assumes no change in defaults or prepayments by portfolio companies over the next twelve months.
(2)	With respect to the TRS, while we pay interest to Citibank based on the floating rate index specified for each loan, which will not be less than zero, we receive interest from Citibank based on the floating rate index specified for each loan, which is typically not less than 1%.

The interest rate sensitivity analysis presented above does not consider the potential impact of the changes in fair value of our fixed rate debt investments and the net asset value of our common stock in the event of sudden increases in interest rates. Approximately 3.4% of our portfolio investments and none of our underlying loans subject to the TRS paid fixed interest rates as of December 31, 2016. Rising market interest rates will most likely lead to fair value declines for fixed interest rate investments and a decline in the net asset value of our common stock, while declining market interest rates will most likely lead to an increase in the fair value of fixed interest rate investments and an increase in the net asset value of our common stock.

In addition, we may have risk regarding portfolio valuation. See “Critical Accounting Policies — Valuation of Portfolio Investments” above.

Staffing

We do not currently have any employees and we do not currently intend to hire any in the future. The compensation of our chief financial officer and treasurer, Keith S. Franz, and our chief compliance officer and secretary, Stephen Roman, is paid by CIM. We reimburse CIM for the compensation paid to our chief financial officer and his staff and our chief compliance officer and his staff. See “Administration Agreement,” “Management — Board of Directors and Executive Officers — Executive Officers Who are Not Directors” for a biography of Messrs. Franz and Roman.

Each of our executive officers described under “Management” is a principal or officer of CIM, which manages and oversees our investment operations. In the future, CIM may retain additional investment personnel based upon its needs. See “Investment Advisory Agreement.”

Facilities

We do not own any real estate or other physical properties materially important to our operation. Our executive offices are located at 3 Park Avenue, 36th Floor, New York, New York 10016. We believe that our office facilities are adequate for our business as it is presently conducted.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies and other third parties. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of December 31, 2016, 2015, 2014, 2013 and 2012. The report of our independent registered public accounting firm, Ernst & Young LLP, on the senior securities table as of December 31, 2016, 2015, 2014, 2013 and 2012 is attached as an exhibit to the registration statement of which this prospectus is a part.

Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
2012(5)	$2,226,457	3.02	—	N/A
2013(5)	$107,496,160	2.34	—	N/A
2014(5)	$326,703,044	2.52	—	N/A
2015(5)	$491,708,341	2.84	—	N/A
2016(5)	$488,935,623	3.04	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.
(5)	For purposes of the asset coverage ratio test applicable to us as a BDC, we treated the outstanding TRS notional amount at the end of the period, less the total amount of cash collateral posted by Flatiron under the TRS, as senior securities. On April 18, 2017, the TRS expired in accordance with its terms subsequent to the consummation of the Citibank Credit Facility. At December 31, 2014, we treated our unfunded commitments as senior securities for purposes of the asset coverage ratio test applicable to us as a BDC. At December 31, 2016, 2015, 2014, 2013 and 2012, the outstanding notional amount of the TRS, less the amount of cash collateral posted, and our unfunded commitments (for December 31, 2014 only), was $264,512,230, $491,708,341, $326,703,044, $107,496,160 and $2,153,775, respectively. We will fund our unfunded commitments from the same sources we use to fund our investment commitments that are funded at the time they are made (i.e., advances from our credit facilities and/or cash flows from operations). We will not fund our unfunded commitments from future net proceeds generated by securities offerings. We follow a process to manage our liquidity and ensure that we have available capital to fund our unfunded commitments. Specifically, we prepare detailed analyses of the level of our unfunded commitments relative to our then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by our executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that we have adequate liquidity to satisfy our unfunded commitments.

INVESTMENT OBJECTIVE AND STRATEGY

CĪON Investment Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements.

We are managed by CIM, a registered investment adviser and affiliate of ours. CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. We and CIM have engaged AIM, a subsidiary of Apollo and a registered investment adviser under the Advisers Act, to act as our investment sub-adviser. AIM assists us with identifying investment opportunities and making investment recommendations for approval by CIM, according to pre-established investment guidelines. All of our investment decisions are the sole responsibility of, and are made at the sole discretion of CIM. Pursuant to the terms of the investment sub-advisory agreement among us, CIM and AIM, AIM is not responsible or liable for any such investment decision, only provides the investment advisory services expressly set forth in the investment sub-advisory agreement and is not responsible or liable for the provision of any other service. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. We seek to meet our investment objective by utilizing the experienced management teams of both CIM and AIM, which includes their access to the relationships and human capital of Apollo and CIG in sourcing, evaluating and structuring transactions. We intend to focus primarily on senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. We use the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We define middle-market companies as companies that generally possess annual EBITDA of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including collateralized securities, structured products and other similar securities and the securities of larger public companies and foreign securities, which may be deemed “non-qualifying assets” for the purpose of complying with investment restrictions under the 1940 Act. See “Regulation — Qualifying Assets.”

In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, typically in conjunction with one of our debt investments or through a co-investment with a financial sponsor. We expect that our investments will generally range between $5 million and $50 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of CIM subject to oversight by our board of directors. We have made and intend to make smaller investments in syndicated loan opportunities, which typically include investments in companies with EBITDA of greater than $50 million, subject to liquidity and diversification constraints.

To enhance our opportunity for gain, we employ leverage as market conditions permit and at the discretion of CIM, but in no event will leverage employed exceed 50% of the value of our total assets as required by the 1940 Act. See “Risk Factors — Risks Related to Our Investments” for a discussion of the risks inherent in our target portfolio company investments.

We do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future. We believe that an unlisted structure is appropriate for the long-term nature of the assets in which we invest. In addition, because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we conduct quarterly tender offers pursuant to our share repurchase program. In connection with that program, we intend, but are not required, to continue conducting quarterly repurchase offers. This is the only method of liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.” We limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter. Accordingly, it is unlikely that shareholders will be able to sell their common stock promptly or at a desired price. Shareholders who are able to sell their common stock may sell such common stock at a price below their initial purchase price and/or our current net asset value per share as a result of fluctuation in our net asset value per share.

Although we do not currently intend to list our common stock on an exchange and do not expect a public market to develop for them in the foreseeable future, we intend to complete a liquidity event within three to five years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. However, there can be no assurance that we will be able to complete a liquidity event. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.

As a BDC, we are subject to certain regulatory restrictions in making our investments with entities with which we may be restricted from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC or co-invest alongside such affiliates in accordance with existing regulatory guidance. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf, unless such transactions occur pursuant to an exemptive order from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither CIM nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them.

About CIM

CIM is a registered investment adviser. Our adviser is a subsidiary of CIG and an affiliate of ICON Capital. We believe that CION Investments is a leading asset manager that provides innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts. CION Investments is headquartered in New York, with an office in Boston.

Mark Gatto and Michael A. Reisner, together with Keith S. Franz, Gregg A. Bresner and Stephen Roman, form the senior management team of CIM. Both Messrs. Gatto and Reisner have significant managerial and investing experience and serve as our co-chairmen and co-chief executive officers. See “Management” for biographical information regarding Messrs. Gatto, Reisner, Franz, Bresner and Roman.

CIM’s senior management team has extensive experience in lending to private U.S. middle-market companies and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, focusing on risk management and delivering risk-adjusted returns that typically are collateralized by a company’s business-essential equipment or corporate infrastructure.

All decisions to make new investments will require the unanimous approval of a quorum of members of CIM’s investment committee, which committee is currently comprised of Messrs. Gatto, Reisner and Bresner. A quorum consists of at least two investment committee members. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and will annually review the compensation we pay to CIM and determine that the provisions of the investment advisory agreement are carried out. See “Investment Advisory Agreement.”

About CION Investments

With more than 30 years of experience in the alternative asset management industry, CION Investments has managed investments for more than 82,000 investors and made approximately $5.5 billion in total investments. CION Investments, through its managed funds, provides direct secured financing to private and public companies worldwide primarily in industries such as marine, manufacturing, transportation, automotive, energy and power, telecommunications, industrial and mining. CION Investments provides distribution services as well through CION Securities.

Pursuant to an administration agreement, ICON Capital furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services. ICON Capital also oversees our financial records as well as prepares our reports to shareholders and reports filed with the SEC. ICON Capital also performs the calculation and publication of our net asset value, and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third party service providers. Furthermore, ICON Capital will provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. See “Administration Agreement.”

About AIM

We and CIM have engaged AIM, a registered investment adviser, to act as our investment sub-adviser, as AIM possesses skills that we believe will aid us in achieving our investment objective. AIM assists CIM in identifying investment opportunities and will make investment recommendations for approval by CIM, according to pre-established investment guidelines.

AIM is a subsidiary of Apollo (NYSE:APO) and is the investment adviser to AINV. AINV is a publicly traded BDC that invests primarily in various forms of debt investments, including secured and unsecured loan investments and/or equity in private U.S. middle-market companies. AINV may also invest in the securities of public companies and structured products and other investments such as collateralized loan obligations and credit-linked notes. AIM, which we expect to be staffed by certain of the same professionals that advise AINV, will draw upon Apollo’s 27-year history and benefit from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors. Since its founding in 1990, we believe that Apollo has grown to become a leading alternative investment manager, with approximately $192 billion of total assets under management as of December 31, 2016 and offices in ten countries around the world. We believe that Apollo’s expertise as well as its ability to draw upon its many years of experience will enable it to successfully identify and assess investments for us.

Under the investment sub-advisory agreement, AIM assists CIM in identifying investment opportunities and makes investment recommendations for approval by CIM. AIM is not liable or responsible for any such investment decision. Further, AIM only provides the investment advisory services expressly set forth in the investment sub-advisory agreement among AIM, CIM and us. Investment recommendations made by AIM are made in a manner that we expect to be consistent with the investment processes developed for the advisory services provided to AINV since its inception in 2004. See “Investment Sub-Advisory Agreement.”

With respect to the investment advisory services that are provided by AIM to AINV, AINV’s current portfolio primarily focuses on secured and unsecured loans to private middle-market companies that are expected to have greater EBITDA than the companies we expect to focus on; AINV has not focused on senior loans to the middle-market company segment as we define it. In particular, AINV’s strategy primarily focuses on investments in secured and unsecured loans to private middle-market companies with annual revenue of between $50 million to $2 billion. Our strategy primarily focuses on senior secured loans to middle-market, private companies with annual EBITDA of $50 million or less. We have developed allocation procedures to mitigate any potential conflicts of interest that may develop between us, CIM and CIM’s affiliates and AIM and its affiliates. See “— Conflicts of Interest.”

Market Opportunity

We believe that the market for lending to private U.S. middle-market companies is underserved and presents a compelling investment opportunity. CIM’s management team has witnessed significant demand for debt capital among middle-market companies that have the characteristics we target. We believe that this demand, coupled with the limited and fragmented availability of funding within our target market, will enable us to achieve favorable transaction pricing. We are continuing to raise funds in an attempt to capitalize on what we believe is a favorable environment. We believe that the following characteristics and market trends support our belief:

•	The middle-market is a large addressable market. According to GE Capital’s National Center for the Middle Market 4th Quarter 2016 Middle Market Indicator, there are approximately 200,000 U.S. middle-market companies. The U.S. middle market accounts for approximately one-third of private sector gross domestic product, or GDP, which, measured on a global scale, would be the third largest global economy. GE defines middle-market companies as those with $10 million to $1 billion in annual revenue, which we believe has significant overlap with our definition of middle-market companies that generally possess EBITDA of $50 million or less.
•	Greater demand for non-traditional sources of debt financing. We believe that commercial banks in the U.S., which have traditionally been the primary source of capital to middle-market companies, have experienced consolidation, unprecedented loan losses, capital impairments and stricter regulatory scrutiny. Consequently, we believe there is an increasing trend for middle-market companies to seek financing from other sources, such as us.
•	Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt. While many middle-market companies were previously able to raise senior debt financing through traditional large financial institutions, we believe this approach to financing will become more difficult as implementation of U.S. and international financial reforms, such as Basel 3, are expected to limit the capacity of large financial institutions to hold loans of middle-market companies on their balance sheets.
•	There is a large pool of uninvested private equity capital likely to seek additional senior debt capital to finance strategic transactions. We expect that middle-market private equity firms will continue to invest the approximately $653 billion raised since 2010 in middle-market companies, as reported in Pitchbook’s 2016 Annual U.S. PE Middle Market Report, and that these private equity firms will seek to support their investments with senior loans from other sources, such as us.
•	General reduction in supply of corporate debt. Recent market events have significantly impacted traditional sources of credit, reducing the ability of such sources to provide financing. We believe that the disruption in the credit markets has created an environment where liquidity and capital resources are scarce while the financing requirements of companies remain high. We believe that the scarcity of capital and the continuing need for financing will allow us to pursue more favorable economic terms, governance terms and covenants in comparison to those that existed in other periods.
•	Specialized lending and unfunded private equity commitments drive demand for debt capital. Lending to small- and middle-market companies requires in-depth diligence, credit expertise, structuring experience and active portfolio management. In addition, middle-market companies may require more active monitoring and participation on the lender’s part. As such, we believe that, of the U.S. financial institutions that are not liquidity constrained, few are capable of pursuing a sustained lending strategy successfully. We believe this creates a significant supply/demand imbalance for small and middle-market credit. We also expect that private equity firms will continue to pursue acquisitions and will seek to leverage their equity investments with debt financing, including senior debt, unitranche debt, and mezzanine loans provided by companies such as ours. Historically, according to the S&P LCD Leveraged Lending Review, such leverage has represented approximately 62% of a private equity acquisition. Therefore, adding to the imbalance in the availability of credit is the significant amount of unallocated private equity capital raised since 2010 described above, much of which will require debt financing in the coming years. As depicted in the chart below, almost $534 billion of unfunded private equity commitments were outstanding through the end of 2015. Based upon the historical proportion of leverage to total investment size, this represents potential demand of approximately $865 billion.

U.S. PE Capital Overhang ($B) by Year

•	Active private equity focus on small and middle-market firms. Private equity firms have continued their active roles investing in small and middle-market companies and CIM expects this trend to continue. Private equity funds often seek to leverage their investments by combining equity capital with senior secured and mezzanine loans from other sources. Thus, we believe that significant private equity investment in middle-market firms will create substantial investment opportunities for us to fill the role of leverage provider. We believe that the network of relationships between CIM’s senior management team, Apollo’s management team and the private equity community will be a key channel through which we will access significant investment opportunities.
•	Middle-market companies compared to larger companies. We believe that middle-market companies compare favorably to larger companies with respect to our investment objective and strategy. According to the GE Capital 2012 National Middle Market Summit Report, almost 70% of middle-market companies have been in business for more than 20 years and are, on average, less financially leveraged than large companies. During the economic downturn from 2007 to 2010, surviving middle-market companies created more than two million jobs, as compared to nearly four million jobs eliminated by larger companies.
•	Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In particular, we believe that middle-market companies are more likely to offer attractive economics in terms of transaction pricing (including higher debt yields), upfront and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. In addition, as compared to larger companies, middle-market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Average Nominal Spread of Leveraged Loans(1)

L+700.00
L+600.00
L+500.00
L+400.00
L+300.00
L+200.00
L+100.00
L+.00
12/31/2002
6/30/2003
12/31/2003
6/30/2004
12/31/2004
6/30/2005
12/31/2005
6/30/2006
12/31/2006
6/30/2007
12/31/2007
6/30/2008
12/31/2008
6/30/2009
12/31/2009
6/30/2010
12/31/2010
6/30/2011
12/31/2011
6/30/2012
12/31/2012
6/30/2013
12/31/2013
6/30/2014
12/31/2014
6/30/2015
12/31/2015
6/30/2016
12/31/2016
Middle Market
Large Corporate

(1)	Excludes all facilities in default.

Source: Standard and Poor’s Capital IQ LCD and S&P/LSTA Leveraged Loan Index.

Average Discounted Spread of Leveraged Loans(2)

(2)	Excludes all facilities in default. Spread calculations have been adjusted to be based off of the bid rather than par (that is assuming that the discounted margin is as a percent of the current market value rather than the par amount of the loan).

Source: Standard and Poor’s Capital IQ LCD and S&P/LSTA Leveraged Loan Index.

Characteristics of and Risks Related to Investments in Private Companies

We have invested and continue to invest primarily in the debt of privately held companies. Investments in private companies pose significantly greater risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves are often illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies often do not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM and/or AIM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved with, investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When evaluating an investment, we will use the resources of CIM and AIM to develop an investment thesis and a proprietary view of a potential company’s value. When identifying prospective portfolio companies, we focus primarily on the following attributes, which we believe will help us generate higher total returns with an acceptable level of risk. These attributes are:

•	Leading, defensible market positions that present attractive growth opportunities. We seek to invest in companies that we believe possess advantages in scale, scope, customer loyalty, product pricing or product quality versus their competitors, minimizing sales risk and protecting profitability.
•	Companies with leading market positions and strong free cash flows. We seek to invest in the debt of companies that have a leading market position or other significant competitive advantages and significant free cash flow. We believe that such companies are able to maintain consistent cash flow to service and repay our loans and maintain growth or market share.
•	Investing in middle-market, private companies. We seek to invest in middle-market, private companies that possess annual EBITDA of $50 million or less at the time of investment. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.
•	Proven management teams with meaningful equity ownership. We focus on investments in which the target company has an experienced management team with an established track record of success. We typically require the portfolio companies to have in place proper incentives to align management’s goals with ours. Generally, we focus on companies in which the management teams have significant equity interests.
•	Private equity sponsorship. Often we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. CIM’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company provides an additional level of due diligence investigation and is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms that commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.
•	Broad portfolio. We seek to create a portfolio of companies engaged in a variety of industries and located in a variety of geographic locations, thereby potentially reducing the risk of a downturn in any one industry or geographic location having a disproportionate impact on the value of our portfolio. We are not a “diversified company” as such term is defined under the 1940 Act. Because we are a BDC, we focus on and invest at least 70% of our total assets in U.S. companies, but seek to maintain investments across the various geographic regions of the U.S. To the extent that we invest in foreign companies, we intend to do so in accordance with the limitations under the 1940 Act and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan. We cannot assure you that we will be successful in our efforts to maintain a broad portfolio of investments.
•	Viable exit strategy. We focus our investment activity primarily in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interest we hold through an initial public offering of common stock, a merger, a sale or other recapitalization.

Moreover, we may acquire investments in the secondary loan market, and, in analyzing such investments, we will employ the same analytical process that we use for our primary investments.

Potential Competitive Advantages

We believe that we offer to our investors the following potential competitive advantages over other capital providers to private U.S. middle-market companies:

•	Proven ability to invest in middle-market companies. With AIM as our sub-adviser, we are partnered with a team that we believe has proven its ability to source, structure and manage private investments for a publicly traded BDC, AINV. In addition to its ability to call on its resources, AIM is able to draw upon Apollo’s team of 376 investment professionals that have approximately $192 billion of total assets under management as of December 31, 2016. Apollo has developed an expertise in sourcing and investing in debt issued by middle-market companies. We leverage this expertise, which we believe enables us to make investments that offer the most favorable risk/reward characteristics.
•	Global platform with seasoned investment professionals. CIM’s senior management team believes that the breadth and depth of its experience, together with the wider resources of the Apollo investment team, who source, structure, execute, monitor and realize upon a broad range of private investments on behalf of Apollo, as well as the specific expertise of Apollo in the BDC arena, provides us with a significant competitive advantage in sourcing attractive investment opportunities worldwide.
•	Long-term investment horizon. We believe that our flexibility to make investments with a long-term view provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital structure helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.
•	Transaction sourcing capability. CIM and AIM seek to identify attractive investment opportunities both through active origination channels and through their long-term relationships with numerous corporate and fund management teams, members of the financial community and potential corporate partners. We also have access to the experience of CIM’s officers in sourcing middle-market transactions through such persons’ network of originators and underwriters. In addition, CIM seeks to leverage Apollo’s significant access to transaction flow. We believe that the broad networks of CIM and Apollo and their respective affiliates will produce a significant amount of investment opportunities for us.
•	Disciplined, income-oriented investment philosophy. CIM employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring by CIM and AIM of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
•	Ability to utilize a wide range of transaction structures. We believe that each of CIM’s and Apollo’s broad expertise and experience in transaction structuring at all levels of a company’s capital structure affords us numerous tools to manage risk while preserving the opportunity for returns on investments. We attempt to capitalize on this expertise in an effort to produce an investment portfolio that will perform in a broad range of economic conditions. In addition, we believe that the ability to offer several forms of financing makes us an attractive provider of capital to prospective portfolio companies. Such flexible transaction structuring allows a prospective portfolio company to forgo the substantial cost of conducting multiple negotiations and undergoing multiple due diligence processes to secure the different types of capital it requires.

Investment Types

There are a number of investment types corresponding to a company’s capital structure. Typically, investors determine the appropriate type of investment based upon their risk and return requirements. Below is a diagram illustrating where these investments lie in a typical target company’s capital structure. First lien debt is situated at the top of the capital structure, and typically has the first claim on the assets and cash flows of the company, followed by second lien debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation.

We focus primarily on investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity. The mix of investments in our portfolio and other aspects regarding the implementation of our strategy may change materially over time.

CIM seeks to tailor our investment focus as market conditions evolve. Depending on market conditions and other factors, we may, as noted above, increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. We rely on CIM’s and AIM’s experience to structure investments, potentially using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured Debt

First Lien Loans

First lien secured loans are situated at the top of the capital structure. Because these loans have priority in payment, they carry the least risk among all investments in a company. Generally, our first lien secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. We expect that our first lien secured loans typically will have variable interest rates ranging between 4.0% and 9.0% over a standard benchmark, such as the prime rate or the London InterBank Offered Rate, or LIBOR. In some cases, a portion of the total interest may accrue or be paid in kind.

Unitranche Loans

Unitranche loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and subordinated, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche loans generally require payments of both principal and interest throughout the life of the loan. Unitranche loans generally have contractual maturities of five to six years and interest is generally paid quarterly. Generally, we expect these securities to carry a blended yield that is between first lien secured and subordinated debt interest rates. Unitranche loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Second Lien Loans

Second lien secured loans are immediately junior to first lien secured loans and have substantially the same maturities, collateral and covenant structures as first lien secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower. In return for this junior ranking, second lien secured loans generally offer higher returns compared to first lien secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with mezzanine loans. Generally, we expect these loans to carry a fixed rate of 8.0% to 13.0% or a floating current yield of 7.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Unsecured Debt

In addition to first lien loans and second lien loans, we also may invest a portion of our assets in unsecured debt, including corporate bonds and subordinated debt. Unsecured debt investments usually rank junior in priority of payment to first lien loans and second lien loans, but are situated above preferred equity and common stock in the capital structure. In return for their junior status compared to first lien loans and second lien loans, unsecured debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target unsecured debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, unsecured debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate of 10% to 15%. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Collateralized Securities, Structured Products and Other

We may also invest in collateralized securities, structured products and other similar securities, which may include CDOs, CBOs, CLOs, structured notes and credit-linked notes. These investments may be structured as trusts or other types of pooled investment vehicles. They may also involve the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. The underlying pool for a CLO, for example, may include domestic and foreign senior loans, senior unsecured loans and subordinate corporate loans.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for significant gains, or in connection with securing particularly favorable terms in a debt investment, we may make non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be of high quality. Alternatively, we may hold equity-related securities consisting primarily of warrants or other equity interests generally obtained in connection with our unsecured debt investments. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 20%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments to make follow-on investments if necessary in existing portfolio companies or to take advantage of new opportunities.

Comparison of Targeted Debt Investments to Corporate Bonds

Loans to private companies are debt instruments that can be compared to corporate bonds to aid an investor’s understanding. As with corporate bonds, loans to private companies can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. As is the case in the corporate bond market, we will require greater returns for securities that we perceive to carry increased risk. The companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national rating agencies. We believe that our targeted debt investments typically will carry ratings from a nationally recognized statistical ratings organization, or NRSRO, and that such ratings generally will be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). To the extent we make unrated investments, we believe that such investments would likely receive similar ratings if they were to be examined by an NRSRO. Compared to below-investment grade corporate bonds that are typically available to the public, our targeted first lien and second lien secured loan investments are higher in the capital structure, have priority in receiving payment, are secured by the issuer’s assets, allow the lender to seize collateral if necessary, and generally exhibit higher rates of recovery in the event of default. Corporate bonds, on the other hand, are often unsecured obligations of the issuer.

The market for loans to private companies possesses several key differences compared to the corporate bond market. For instance, due to a possible lack of debt ratings for certain middle market firms, and also due to the reduced availability of information for private companies, investors must conduct extensive due diligence investigations before committing to an investment. This intensive due diligence process gives the investor significant access to management, which is often not possible in the case of corporate bondholders, who rely on underwriters, debt rating agencies and publicly available information for due diligence reviews and monitoring of corporate issuers. While holding these investments, private debt investors often receive monthly or quarterly updates on the portfolio company’s financial performance, along with possible representation on the company’s board of directors, which allows the investor to take remedial action quickly if conditions happen to deteriorate. Due to reduced liquidity, the relative scarcity of capital and extensive due diligence and expertise required on the part of the investor, we believe that private debt securities typically offer higher returns than corporate bonds of equivalent credit quality.

Operating and Regulatory Structure

Our investment activities are managed by CIM and supervised by our board of directors, a majority of whom are independent. Pursuant to our investment advisory agreement, we pay CIM an annual base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory Agreement” for a description of the fees we pay to CIM.

Pursuant to an administration agreement, ICON Capital provides us with general ledger accounting, fund accounting, investor relations, employee compensation and benefit-related expenses, and other expenses associated with performing administrative services. In addition, we have contracted with US Bancorp Fund Services, LLC to provide additional accounting and administrative services.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See “Regulation.” We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Sources of Income

The primary means through which our shareholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time an investment is made and/or monitoring fees paid throughout the term of our investments. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment, while annual monitoring fees generally range from 0.25% to 1.0% of the purchase price of an investment. In addition, we may generate revenue in the form of commitment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;
•	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;
•	creating and maintaining a broad portfolio of investments, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and
•	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of CIM. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate. Furthermore, our ability to engage in hedging transactions may be adversely affected by recent rules adopted by the CFTC.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investment. Examples of negative covenants include restrictions on the payment of distributions and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by CIM and AIM have spent their careers developing the resources necessary to make investments in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

CIM utilizes its access to transaction flow and will seek to leverage AIM’s significant access to transaction flow, as well, to source transactions. With respect to CIM’s origination channel, CIM seeks to leverage CION Investments’ significant industry relationships and investment personnel that actively source new investments. With respect to AIM’s origination channel, CIM seeks to leverage the global presence of Apollo to generate access to originated transactions with attractive investment characteristics. We believe that CIM’s and AIM’s broad networks have and will continue to produce a significant pipeline of investment opportunities for us.

Evaluation

Initial Review.  In its initial review of an investment opportunity to present to us, CIM’s or AIM’s transaction teams, as applicable, examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines, within the context of creating and maintaining a broad portfolio of investments, and offers an acceptable probability of attractive returns with identifiable downside risk.

Credit Analysis/Due Diligence.  Before undertaking an investment, the transaction team from CIM and AIM conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;
•	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;
•	on-site visits, if deemed necessary, as well as telephone calls and meetings with management and other key personnel;
•	background checks to further evaluate management and other key personnel;
•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;
•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and
•	a review of management’s experience and track record.

When possible, our advisory team seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

Execution

Recommendation.  We and CIM have engaged AIM to identify and recommend investment opportunities for CIM’s approval. We believe that AIM seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (1) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (2) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (3) ultimate approval of investment recommendations by AIM’s investment committee.

Approval.  After completing its internal transaction process, subject to the terms of the investment sub-advisory agreement, the applicable CIM or AIM transaction team makes formal recommendations for review and approval by CIM. In connection with its recommendation, it transmits any relevant underwriting material and other information pertinent to the decision-making process. In addition, AIM makes its staff available to answer inquiries by CIM in connection with its recommendations. Each new investment that we make requires the unanimous approval of a quorum of members of CIM’s investment committee. A quorum consists of at least two investment committee members.

Monitoring

Portfolio Monitoring.  CIM, with the help of AIM, closely monitors our portfolio companies on an ongoing basis, as well as monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. In addition, depending on the size, nature and performance of the transaction, senior investment professionals of CIM may take board seats or obtain board observation rights for our portfolio companies.

CIM and AIM have several methods of evaluating and monitoring the performance and fair value of our investments, which includes, but are not limited to, the assessment of success in adhering to a portfolio company’s business plan and compliance with covenants; periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments; comparisons to other portfolio companies in the industry; attendance at and participation in board meetings; and review of monthly and quarterly financial statements and financial projections for portfolio companies.

CIM uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that CIM uses to monitor our portfolio, are not in and of themselves determinative of fair value or revenue recognition and are presented for indicative purposes. CIM rates the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

The following is a description of the conditions associated with each investment rating used in this ratings system:

Investment Rating	Description
1	Indicates the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
2	Indicates a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected.
3	Indicates that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment rating of 3 requires closer monitoring.
4	Indicates that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment.
5	Indicates that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment.

For investments rated 3, 4 or 5, CIM enhances its level of scrutiny over the monitoring of such portfolio company.

CIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, CIM reviews these investment ratings on a quarterly basis.

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio based on the 1 to 5 investment rating scale at fair value as of December 31, 2016 and 2015, excluding short term investments of $70,498 and $18,892, respectively (in thousands):

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	963,477	94.6%	342,620	87.3%	1,306,097	92.5%
3	50,942	5.0%	34,657	8.8%	85,599	6.1%
4	4,561	0.4%	12,798	3.3%	17,359	1.2%
5	—	—	2,370	0.6%	2,370	0.2%
	$1,018,980	100.0%	$392,445	100.0%	$1,411,425	100.0%

	December 31, 2015
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	624,097	95.9%	652,073	95.5%	1,276,170	95.7%
3	24,180	3.7%	23,047	3.4%	47,227	3.5%
4	2,630	0.4%	6,845	1.0%	9,475	0.7%
5	—	—	1,160	0.1%	1,160	0.1%
	$650,907	100.0%	$683,125	100.0%	$1,334,032	100.0%

The amount of the investment portfolio and underlying TRS loans in each rating category may vary substantially from period to period resulting primarily from changes in the composition of each portfolio as a result of new investment, repayment and exit activities. In addition, changes in the rating of investments may be made to reflect our expectation of performance and changes in investment values.

Valuation Process.  Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of investments in good faith utilizing the input of our audit committee, CIM, AIM and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”

Managerial Assistance.  As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, CIM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than CIM, will retain any fees paid for such assistance.

Exit

Exit Transactions.  We seek to invest in companies that can generate consistent cash flow to repay their loans while maintaining growth in their businesses. We expect this internally generated cash flow to be a key means through which we will receive timely payment of interest and loan principal. Additionally, we attempt to invest in portfolio companies whose business models and growth prospects offer attractive exit possibilities via third-party transactions, including sales to strategic or other buyers and initial public offerings of common stock. Such third-party transactions may be particularly important in realizing capital gains through the equity portions of our investments. We also seek to exit investments in secondary market transactions when price targets are achieved or circumstances otherwise warrant.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2016 regarding each portfolio company in which we have a debt or equity investment. The general terms of our loans and other investments are described in “Investment Objective and Strategy.” We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments.

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt
AbelConn, LLC/ Atrenne Computing Solutions, LLC/ Airco Industries, LLC 9210 Science Center Drive New Hope, MN 55428, USA	Aerospace & Defense	LIBOR + 8.50%, 1.00% Floor, 7/17/2019	22,111,630	21,701,984	21,779,956	2.2%
Adams Publishing Group, LLC 704 7th Avenue Virginia, MN 55792	Media: Advertising, Printing & Publishing	LIBOR + 7.00%, 1.00% Floor, 11/3/2020	3,891,818	3,817,726	3,833,441	0.4%
American Clinical Solutions LLC 721 Cortaro Drive Sun City Center, FL 33573	Healthcare & Pharmaceuticals	LIBOR + 9.50%, 1.00% Floor, 6/11/2020	9,034,000	8,907,553	8,491,960	0.8%
American Media, Inc. 4 New York Plaza New York, NY 10004	Media: Advertising, Printing & Publishing	LIBOR + 7.50%, 1.00% Floor, 8/24/2020	11,466,667	11,150,787	11,122,667	1.1%
American Media, Inc. 4 New York Plaza New York, NY 10004	Media: Advertising, Printing & Publishing	0.50% Unfunded, 8/24/2020	504,967	(15,149)	(15,149)	0.0%
American Media, Inc. 4 New York Plaza New York, NY 10004	Media: Advertising, Printing & Publishing	7.50%, 8/24/2020	206,144	(6,184)	(6,184)	0.0%
American Teleconferencing Services, Ltd. 3280 Peachtree Road N.E. Suite 1000 Atlanta, GA 30305	Telecommunications	LIBOR + 6.50%, 1.00% Floor, 12/8/2021	19,248,120	17,474,534	18,863,158	1.9%
AMPORTS, Inc. 10060 Skinner Lake Drive, Suite 205 Jacksonville, FL 32246	Automotive	LIBOR + 5.00%, 1.00% Floor, 5/19/2020	19,100,000	18,742,841	18,718,000	1.9%
Blue Ribbon, LLC 10635 Santa Monica Blvd, Suite 350 Los Angeles, CA 90025	Beverage, Food & Tobacco	LIBOR + 4.00%, 1.00% Floor, 11/15/2021	9,974,874	9,974,874	9,971,757	1.0%
CF Entertainment Inc. 214 Mary St Port Perry, ON L9L 1B7	Media: Diversified & Production	LIBOR + 11.00%, 1.00% Floor, 6/26/2020	17,093,750	17,056,680	17,093,750	1.7%
Dodge Data & Analytics, LLC/ Skyline Data News and Analytics, LLC 830 Third Ave Floor 6 New York, NY 10022	Construction & Building	LIBOR + 8.75%, 1.00% Floor, 10/31/2019	10,387,120	10,241,447	10,218,330	1.0%
ECI Acquisition Holdings, Inc. 4400 Alliance Gateway Freeway, Suite 154 Fort Worth, TX 76177	High Tech Industries	LIBOR + 6.25%, 1.00% Floor, 3/11/2019	8,517,194	8,493,438	8,517,194	0.9%
Elemica, Inc. 550 E Swedesford Road Suite 310 Wayne, PA 19087	High Tech Industries	LIBOR + 8.00%, 1.00% Floor, 7/7/2021	17,412,500	17,004,592	16,977,188	1.7%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Elemica, Inc. 550 E Swedesford Road Suite 310 Wayne, PA 19087	High Tech Industries	0.50% Unfunded, 7/7/2021	2,500,000	(56,812)	(62,500)	0.0%
EnTrans International, LLC 1125 Congress Parkway North Athens, TN 37303	Capital Equipment	LIBOR + 7.50%, 1.00% Floor, 6/4/2020	13,593,750	9,976,566	10,331,250	1.0%
F+W Media, Inc. 38 E. 29th Street New York, NY 10016	Media: Diversified & Production	LIBOR + 9.50%, 1.25% Floor, 6/30/2019	7,279,746	7,092,501	6,005,791	0.6%
Forbes Media LLC 499 Washington Blvd. Jersey City, NJ 07310	Media: Advertising, Printing & Publishing	LIBOR + 6.75%, 1.00% Floor, 9/12/2019	15,000,000	14,620,520	14,400,000	1.4%
Ignite Restaurant Group, Inc. 9900 Westpark Drive, Suite 300 Houston, Texas 77063	Beverage, Food & Tobacco	LIBOR + 7.00%, 1.00% Floor, 2/13/2019	10,481,870	10,399,648	10,167,414	1.0%
Infinity Sales Group, LLC 5201 Congress Avenue, Suite 150 Boca Raton, FL 33487	Services: Business	LIBOR + 10.50%, 1.00% Floor, 11/21/2018	8,214,176	7,550,002	7,372,223	0.7%
Infogroup Inc. 1020 E 1st Street Papillion, NE 68046	Media: Advertising, Printing & Publishing	LIBOR + 5.50%, 1.50% Floor, 5/26/2018	15,577,923	15,277,335	15,451,353	1.5%
InterGen N.V. 300 Corporate Drive Burlington, MA 01803	Energy: Electricity	LIBOR + 4.50%, 1.00% Floor, 6/12/2020	1,182,125	1,155,527	1,152,572	0.1%
Intertain Group Ltd. 24 Duncan Street, 2nd Floor Toronto, Ontario M5V 2B8	Hotel, Gaming & Leisure	LIBOR + 6.50%, 1.00% Floor, 4/8/2022	1,764,552	1,735,734	1,779,991	0.2%
Ipsen International GmbH Flutstr. 78 Kleve 47533, Germany	Capital Equipment	LIBOR + 8.00%, 1.00% Floor, 9/30/2019	1,422,222	1,428,828	1,429,333	0.1%
Ipsen, Inc. 984 Ipsen Road Cherry Valley, IL 61016	Capital Equipment	LIBOR + 7.00%, 1.00% Floor, 9/30/2019	8,095,238	8,001,875	8,034,524	0.8%
ITC Service Group Acquisition LLC 7777 Greenback Lane Citrus Heights, CA 95610	High Tech Industries	LIBOR + 9.50%, 0.50% Floor, 5/26/2021	11,250,000	11,034,802	11,081,250	1.1%
KPC Health Care, Inc. 1301 N. Tustin Ave. Santa Ana, CA 92705	Healthcare & Pharmaceuticals	LIBOR + 9.25%, 1.00% Floor, 8/28/2020	7,544,427	7,400,865	7,808,482	0.8%
Labvantage Solutions Inc. 265 Davidson Avenue, Suite 200 Somerset, NJ 08872	High Tech Industries	LIBOR + 8.00%, 1.00% Floor, 12/29/2020	4,875,000	4,829,101	4,862,813	0.5%
Labvantage Solutions Ltd. 265 Davidson Avenue, Suite 200 Somerset, NJ 08872	High Tech Industries	EURIBOR + 8.00%, 1.00% Floor, 12/29/2020	4,494,590	5,005,056	4,728,309	0.5%
Lift Brands, Inc. 2411 Galpin Court, Suite 110 Chanhassen, MN 55317	Services: Consumer	LIBOR + 8.00%, 1.00% Floor, 12/23/2019	9,548,387	9,438,269	9,476,774	0.9%
Ministry Brands, LLC 14488 Old Stage Road Lenoir City, TN 37772	Services: Business	LIBOR + 5.00%, 1.00% Floor, 12/2/2022	9,994,000	9,586,812	9,894,060	1.0%
Nathan’s Famous Inc. One Jericho Plaza, Second Floor – Wing A Jericho, NY 11753	Beverage, Food & Tobacco	10.00%, 3/15/2020	6,000,000	6,000,000	6,540,000	0.7%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Nextech Systems, LLC 5550 West Executive Drive Suite 350 Tampa, FL 33609	High Tech Industries	LIBOR + 7.25%, 1.00% Floor, 6/22/2021	15,642,458	15,061,592	15,329,609	1.5%
NWN Acquisition Holding Company LLC 271 Waverley Oaks Road Waltham, MA 02452	High Tech Industries	LIBOR + 10.00%, 1.00% Floor, 10/16/2020	13,716,877	13,357,357	13,271,078	1.3%
Pacific Coast Holding Investment LLC 1094 Cudahy Place # 212 San Diego, CA 92110	Healthcare & Pharmaceuticals	LIBOR + 9.70%, 2.00% Floor, 2/14/2017	5,250,000	5,242,444	5,250,000	0.5%
Petroflow Energy Corporation 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas	LIBOR + 8.00%, 1.00% Floor, 6/29/2019	4,895,138	4,618,100	4,601,429	0.5%
Plano Molding Company, LLC 431 E. South Street Plano, IL 60545-1601	Consumer Goods: Non-Durable	LIBOR + 7.00%, 1.00% Floor, 5/12/2021	8,840,344	8,772,406	8,610,495	0.9%
Rimini Street, Inc. 3993 Howard Hughes Parkway Suite 550 Las Vegas, NV 89169	High Tech Industries	15.00%, 6/24/2020	19,822,332	19,556,272	19,425,885	1.9%
Sequoia Healthcare Management, LLC 138 River Drive South Jersey City, 07310	Healthcare & Pharmaceuticals	16.00%, 7/17/2019	6,510,521	6,405,439	6,396,587	0.6%
Shift PPC LLC 348 East Maple Road Birmingham, MI 48009	High Tech Industries	LIBOR + 6.00%, 1.00% Floor, 12/22/2021	9,500,000	9,266,384	9,265,000	0.9%
SmartBear Software Inc. 450 Artisan Way 4th Floor Somerville, MA 02145	High Tech Industries	LIBOR + 7.50%, 1.00% Floor, 12/30/2020	18,587,838	18,271,096	18,727,247	1.9%
Southcross Holdings Borrower LP 1717 Main Street Suite 5200 Dallas, TX 75201	Energy: Oil & Gas	9.00%, 4/13/2023	172,175	150,872	135,157	0.0%
Spinal USA, Inc./ Precision Medical Inc. 300 Held Drive Northampton, PA 18067	Healthcare & Pharmaceuticals	LIBOR + 9.50% 1.00% Floor, 1/21/2020	12,281,250	12,194,113	12,158,438	1.2%
Spinal USA, Inc./ Precision Medical Inc. 300 Held Drive Northampton, PA 18067	Healthcare & Pharmaceuticals	LIBOR + 9.50%, 1.00% Floor, 7/21/2020	128,302	126,167	127,019	0.0%
Sprint Industrial Holdings, LLC 5300 Memorial Drive, Suite 270 Houston, TX 77007	Energy: Oil & Gas	LIBOR + 5.75%, 1.25% Floor, 5/14/2019	7,305,773	6,849,183	5,406,272	0.5%
Studio Movie Grill Holdings, LLC 8350 North Central Expressway Suite 400 Dallas, TX 75206	Hotel, Gaming & Leisure	LIBOR + 7.25%, 1.00% Floor, 9/30/2020	15,143,110	15,003,836	15,143,110	1.5%
Telestream Holdings Corp. 848 Gold Flat Road Nevada City, CA 95959	High Tech Industries	LIBOR + 6.77%, 1.00% Floor, 1/15/2020	7,153,933	7,027,133	7,010,854	0.7%
Tenere Inc. 700 Kelly Avenue Dresser, WI 54009	Capital Equipment	LIBOR + 10.00%, 1.00% Floor, 12/23/2021	32,000,000	31,218,561	31,198,995	3.1%
Therapure Biopharma Inc. 2585 Meadowpine Blvd. Mississuage, ON L5N8H9 Canada	Healthcare & Pharmaceuticals	LIBOR + 8.75%, 0.50% Floor, 12/1/2021	15,000,000	14,925,000	14,925,000	1.5%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
WD Wolverine Holdings, LLC 500 Eagle Landing Drive Lakeland, FL 33810	Healthcare & Pharmaceuticals	LIBOR + 5.50%, 1.00% Floor, 10/17/2023	2,000,000	1,960,000	1,946,250	0.2%
Worley Claims Services, LLC 303 Timber Creek Hammond, LA 70403	Services: Business	LIBOR + 8.00%, 1.00% Floor, 10/31/2020	20,115,434	19,925,177	20,014,857	2.0%
Zywave Inc. 10100 W. Innovation Drive, Suite 300 Milwaukee, WI 53226	High Tech Industries	LIBOR + 5.00%, 1.00% Floor, 11/17/2022	5,000,000	4,950,736	4,950,000	0.5%
Senior Secured Second Lien Debt
ABG Intermediate Holdings 2 LLC 100 West 33rd Street, Suite 1007 New York, NY 10001	Retail	LIBOR + 8.50%, 1.00% Floor, 5/27/2022	18,665,501	18,364,677	18,852,156	1.9%
Access CIG, LLC 6902 Patterson Pass Road Suite G Livermore, CA 94550	Services: Business	LIBOR + 8.75%, 1.00% Floor, 10/17/2022	16,029,746	15,460,035	15,548,854	1.6%
ALM Media, LLC 120 Broadway 5th Floor New York, NY 10271	Media: Advertising, Printing & Publishing	LIBOR + 8.00%, 1.00% Floor, 7/30/2021	10,343,750	10,205,337	9,567,969	1.0%
American Residential Services LLC 965 Ridge Lake Blvd, Suite 201 Memphis, TN 38120	Construction & Building	LIBOR + 8.00%, 1.00% Floor, 12/31/2021	4,933,333	4,889,073	4,982,667	0.5%
AmWINS Group, LLC 4725 Piedmont Row Drive, Suite 600 Charlotte, NC 28210	Banking, Finance, Insurance & Real Estate	LIBOR + 8.50%, 1.00% Floor, 9/4/2020	3,825,000	3,852,364	3,877,594	0.4%
Confie Seguros Holding II Co. 1 University Plaza Suite 203 Hackensack, NJ 07601	Banking, Finance, Insurance & Real Estate	LIBOR + 9.00%, 1.25% Floor, 5/8/2019	13,827,261	13,365,049	13,758,125	1.4%
Conisus, LLC 1300 Parkwood Circle SE Suite 450A Atlanta, GA 30339	Healthcare & Pharmaceuticals	LIBOR + 8.75%, 1.00% Floor, 6/23/2021	11,750,000	9,604,351	9,517,500	1.0%
Drew Marine Group, Inc. 100 South Jefferson Road Whippany, NJ 07981	Chemicals, Plastics & Rubber	LIBOR + 7.00%, 1.00% Floor, 5/19/2021	9,500,000	9,459,826	9,120,000	0.9%
EISI LLC 10700 West Research Drive, Suite 1 Milwaukee, Wisconsin 53226	High Tech Industries	LIBOR + 8.50%, 1.00% Floor, 9/23/2020	20,000,000	19,760,604	19,400,000	1.9%
Elements Behavioral Health, Inc. 5000 E Spring St #650 Long Beach, CA 90815	Healthcare & Pharmaceuticals	LIBOR + 12.00%, 1.00% Floor, 2/11/2020	5,701,189	5,667,983	4,560,951	0.5%
Emerald 3 Ltd. 33 St Mary Axe London, EC3A 8AA United Kingdom	Environmental Industries	LIBOR + 7.00%, 1.00% Floor, 5/16/2022	3,000,000	2,978,142	2,595,000	0.3%
Flexera Software LLC 300 Park Blvd, Suite 500 Itasca, IL 60143	High Tech Industries	LIBOR + 7.00%, 1.00% Floor, 4/2/2021	9,385,363	9,127,967	9,291,509	0.9%
Genex Holdings, Inc. 440 E Swedesford Road Wayne, PA 19087	Services: Business	LIBOR + 7.75%, 1.00% Floor, 5/30/2022	11,410,000	11,330,900	11,010,650	1.1%
Global Tel*Link Corp. 107 Francis Street 33rd Floor Mobile, Alabama 36602	Telecommunications	LIBOR + 7.75%, 1.25% Floor, 11/23/2020	9,500,000	9,488,257	9,253,594	0.9%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Infiltrator Water Technologies, LLC 4 Business Park Road Old Saybrook, CT 06475	Construction & Building	LIBOR + 8.75%, 1.00% Floor, 5/26/2023	13,916,666	13,731,840	13,986,249	1.4%
Institutional Shareholder Services Inc. 702 King Farm Boulevard, Suite 400 Rockville, MD 20850	Services: Business	LIBOR + 8.50%, 1.00% Floor, 4/30/2022	10,648,356	10,533,621	10,541,872	1.1%
Mergermarket USA, Inc. 40 Portman Square London, UK W1H 6DA	Services: Business	LIBOR + 6.50%, 1.00% Floor, 2/4/2022	3,380,000	3,327,737	3,303,950	0.3%
Ministry Brands, LLC 14488 Old Stage Road Lenoir City, TN 37772	Services: Business	LIBOR + 9.25%, 1.00% Floor, 6/2/2023	5,488,000	5,384,699	5,405,680	0.5%
Mississippi Sand, LLC 1716 Hidden Creek Court Suite 150 Town and Country, MO 63131	Metals & Mining	LIBOR + 10.00%, 1.00% Floor, 11/21/2019	13,196,250	10,898,520	11,348,775	1.1%
Mitchell International, Inc. 6220 Greenwich Drive San Diego, CA 92122	High Tech Industries	LIBOR + 7.50%, 1.00% Floor, 10/11/2021	14,909,159	14,475,861	14,825,295	1.5%
MSC.Software Corp. 4675 MacArthur Court Newport Beach, CA 92660	High Tech Industries	LIBOR + 7.50%, 1.00% Floor, 6/1/2021	15,000,000	14,831,675	15,018,750	1.5%
MWI Holdings, Inc. 9501 Technology Boulevard Suite 401 Rosemont, IL 60018	Construction & Building	LIBOR + 9.25%, 1.00% Floor, 12/28/2020	10,000,000	9,772,819	9,950,000	1.0%
Navex Global, Inc 6000 Meadows Road Suite 200 Lake Oswego, OR 97035	High Tech Industries	LIBOR + 8.75%, 1.00% Floor, 11/18/2022	16,244,746	16,031,388	15,919,851	1.6%
Onex TSG Holdings II Corp. 200 Corporate Blvd. Lafayette, LA 70508	Healthcare & Pharmaceuticals	LIBOR + 8.50%, 1.00% Floor, 7/31/2023	12,248,522	12,135,858	12,064,794	1.2%
Patterson Medical Supply, Inc. 28100 Torch Parkway, Suite 700 Warrenville, IL 60555	Healthcare & Pharmaceuticals	LIBOR + 8.50%, 1.00% Floor, 8/28/2023	13,500,000	13,378,079	13,095,000	1.3%
Pelican Products, Inc. 23215 Early Avenue Torrance, CA 90505	Chemicals, Plastics & Rubber	LIBOR + 8.25%, 1.00% Floor, 4/11/2021	3,469,237	3,478,397	3,395,516	0.3%
PetroChoice Holdings, Inc. 1300 Virginia Drive, Suite 405 Ft. Washington, PA 19034	Chemicals, Plastics & Rubber	LIBOR + 8.75%, 1.00% Floor, 8/21/2023	15,000,000	14,729,454	14,737,500	1.5%
PetVet Care Centers, LLC One Gorham Island Westport, CT 06880	Healthcare & Pharmaceuticals	LIBOR + 8.50%, 1.00% Floor, 6/17/2021	13,500,000	13,097,340	13,095,000	1.3%
Pike Corp. 100 Pike Way PO Box 868 Mount Airy, NC 27030	Energy: Electricity	LIBOR + 8.50%, 1.00% Floor, 6/22/2022	12,500,000	12,353,944	12,562,500	1.3%
Premiere Global Services, Inc. 3280 Peachtree Road N.E., Suite 1000 Atlanta, GA 30305	Telecommunications	LIBOR + 9.50%, 1.00% Floor, 6/6/2022	3,000,000	2,882,475	2,895,000	0.3%
PSC Industrial Holdings Corp. 5151 San Felipe, Suite 1100 Houston, TX 77056	Services: Business	LIBOR + 8.25%, 1.00% Floor, 12/5/2021	10,000,000	9,841,716	9,450,000	0.9%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Securus Technologies Holdings, Inc. 14651 Dallas Parkway, Suite 600 Dallas, TX 75254-8815	Telecommunications	LIBOR + 7.75%, 1.25% Floor, 4/30/2021	4,500,000	4,478,731	4,398,750	0.4%
SMG 300 Conshohocken State Rd., Suite 770 West Conshohocken, PA 19428	Hotel, Gaming & Leisure	LIBOR + 8.25%, 1.00% Floor, 2/27/2021	6,141,649	6,141,649	6,126,294	0.6%
Sterling Midco Holdings, Inc. 1 State Street Plaza New York, NY 10004	Services: Business	LIBOR + 7.75%, 1.00% Floor, 6/19/2023	10,461,669	10,432,353	10,226,281	1.0%
STG-Fairway Acquisitions, Inc. 1 Concourse Parkway, NE Atlanta, GA 30328	Services: Business	LIBOR + 9.25%, 1.00% Floor, 6/30/2023	10,000,000	9,868,541	9,400,000	0.9%
Survey Sampling International, LLC 6 Research Dr. Shelton, CT 06484	Services: Business	LIBOR + 9.00%, 1.00% Floor, 12/16/2021	15,000,000	14,763,416	14,700,000	1.5%
Telecommunications Management, LLC 8500 W. 110th Street, Suite 600 Overland Park, KS 66210	Media: Broadcasting & Subscription	LIBOR + 8.00%, 1.00% Floor, 10/30/2020	1,606,225	1,573,251	1,564,061	0.2%
TexOak Petro Holdings LLC 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas	8.00%, 12/29/2019	6,727,534	1,549,475	2,590,101	0.3%
TMK Hawk Parent, Corp. 505 Collins Street South Attleboro, MA 02703	Beverage, Food & Tobacco	LIBOR + 7.50%, 1.00% Floor, 10/1/2022	15,000,000	14,879,920	14,925,000	1.5%
TouchTunes Interactive Networks, Inc 850 Third Ave, Suite 15th floor New York, NY 10022	Hotel, Gaming & Leisure	LIBOR + 8.25%, 1.00% Floor, 5/29/2022	6,000,000	5,942,686	5,925,000	0.6%
U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093	Healthcare & Pharmaceuticals	LIBOR + 8.00%, 1.00% Floor, 12/29/2023	10,000,000	9,819,043	8,900,000	0.9%
Wand Intermediate I LP 7225 Northland Drive, Suite 210 Brooklyn Center, MN 55428	Automotive	LIBOR + 7.25%, 1.00% Floor, 9/19/2022	16,000,000	15,880,873	15,680,000	1.6%
Winebow Holdings, Inc. 4800 Cox Road, Suite 300 Glen Allen, VA 23060	Beverage, Food & Tobacco	LIBOR + 7.50%, 1.00% Floor, 1/2/2022	12,823,167	12,544,503	12,053,777	1.2%
Zywave Inc. 10100 W. Innovation Drive, Suite 300 Milwaukee, WI 53226	High Tech Industries	LIBOR + 9.00%, 1.00% Floor, 11/17/2023	5,000,000	4,925,562	4,925,000	0.5%
Collateralized Securities and Structured Products — Debt
Deutsche Bank AG Frankfurt (CRAFT 2013-1A Class Credit Linked Note) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Financials	LIBOR + 9.25%, No Floor, 4/17/2020	2,000,000	2,022,065	1,980,000	0.2%
Deutsche Bank AG Frankfurt (CRAFT 2013-1X Class Credit Linked Note) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Financials	LIBOR + 9.25%, No Floor, 4/17/2020	610,000	615,929	603,900	0.1%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Deutsche Bank AG Frankfurt (CRAFT 2014-1 Class Credit Linked Note) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Financials	LIBOR + 9.65%, No Floor, 5/15/2019	5,400,000	5,400,000	5,292,000	0.5%
Deutsche Bank AG Frankfurt (CRAFT 2015-2 Class Credit Linked Note) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Financials	LIBOR + 9.25%, No Floor, 1/16/2022	15,500,000	15,500,000	14,880,000	1.5%
Great Lakes CLO 2014-1, Ltd. Class E Notes Boundary Hall, Cricket Square, PO Box 1984, Grand Cayman KY1-1104, Cayman Islands	Diversified Financials	LIBOR + 5.25%, No Floor, 4/15/2025	5,000,000	4,614,955	4,484,500	0.4%
Ivy Hill Middle Market Credit Fund VII, Ltd. (Class E Notes) 850 Liberty Avenue, Suite 204 Newark, DE 19711	Diversified Financials	LIBOR + 5.65%, No Floor, 10/20/2025	2,000,000	1,878,909	1,798,800	0.2%
JFIN CLO 2014, Ltd. Class E Notes Clifton House, 75 Fort Street, P.O. Box 1350 Grand Cayman KY1-1108, Cayman Islands	Diversified Financials	LIBOR + 5.00%, No Floor, 4/20/2025	2,500,000	2,344,912	2,302,500	0.2%
NXT Capital CLO 2014-1, LLC 191 North Wacker Drive, Suite 1200 Chicago, IL 60606	Diversified Financials	LIBOR + 5.50%, No Floor, 4/23/2026	7,500,000	7,094,226	6,772,500	0.7%
Collateralized Securities and Structured Products — Equity
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes 850 Library Avenue, Suite 204, Newark, DE 19711	Diversified Financials	Residual, 1/13/2025	4,000,000	2,882,301	2,621,911	0.3%
APIDOS CLO XVI Subordinated Notes 601 Travis Street 16th Floor Houston, TX 77002	Diversified Financials	Residual, 1/19/2025	9,000,000	4,703,658	3,099,205	0.3%
CENT CLO 19 Ltd. Subordinated Notes 480 Washington Blvd 30th Floor Jersey City, NJ 07310	Diversified Financials	Residual, 10/29/2025	2,000,000	1,329,444	1,181,968	0.1%
Dryden XXIII Senior Loan Fund Subordinated Notes 601 Travis Street 16th Floor Houston, TX 77002	Diversified Financials	Residual, 7/17/2023	9,250,000	4,726,187	4,134,853	0.4%
Galaxy XV CLO Ltd. Class A Subordinated Notes 601 Travis Street 16th Floor Houston, TX 77002	Diversified Financials	Residual, 4/15/2025	4,000,000	2,424,270	2,323,100	0.2%
Ivy Hill Middle Market Credit Fund VII, Ltd. (Subordinated Notes) 850 Liberty Avenue, Suite 204 Newark, DE 19711	Diversified Financials	Residual, 10/20/2025	2,000,000	1,654,175	1,478,440	0.1%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Net Assets
Ivy Hill Middle Market Credit Fund VIII, Ltd. (Subordinated Loan) 245 Park Avenue 44th Floor New York, NY 10167	Diversified Financials	Residual, 2/2/2026	10,000,000	9,940,180	9,772,925	1.0%
Ivy Hill Middle Market Credit Fund IX, Ltd. Subordinated Notes 2711 Centerville Road Suite 400 Wilmington, DE 19808	Diversified Financials	Residual, 10/18/2025	8,146,000	6,106,254	6,239,157	0.6%
Ivy Hill Middle Market Credit Fund X, Ltd. Subordinated Notes 2711 Centerville Road, Suite 400, Wilmington, DE 19808	Diversified Financials	Residual, 7/24/2027	4,760,000	3,946,979	3,797,012	0.4%
Unsecured Debt
American Tire Distributors, Inc. 12200 Herbert Wayne Court Suite 150 Huntersville, NC 28078	Automotive	10.25%, 3/1/2022	5,000,000	4,870,657	4,793,750	0.5%
Flex Acquisition Company, Inc. 3436 Toringdon Way, Suite 100 Charlotte, NC 28277	Containers, Packaging & Glass	LIBOR + 7.00%, 1.00% Floor, 12/29/2017	3,833,000	3,813,972	3,844,978	0.4%
Radio One, Inc. 1010 Wayne Ave 14th Floor Silver Spring, MD 20910	Media: Broadcasting & Subscription	9.25%, 2/15/2020	9,000,000	8,605,456	8,212,500	0.8%
Equity
Mooregate ITC Acquisition, LLC, Class A Units 7777 Greenback Lane Citrus Heights, CA 95610	High Tech Industries		500 Units	562,500	537,500	0.1%
NS NWN Acquisition, LLC 271 Waverley Oaks Road Waltham, MA 02452	High Tech Industries		346 Units	393,134	337,500	0.0%
NSG Co-Invest (Bermuda), LP 102 St, James Court Flatts Smiths, FL 04 Bermuda	Consumer Goods: Durable		1,575 Units	1,000,235	1,000,000	0.1%
Southcross Holdings GP, LLC, Units 1717 Main Street Suite 5200 Dallas, TX 75201	Energy: Oil & Gas		188 Units	—	—	0.0%
Southcross Holdings LP, Class A-II Units 1717 Main Street Suite 5200 Dallas, TX 75201	Energy: Oil & Gas		188 Units	75,200	70,500	0.0%
Speed Commerce Investment Part, LLC 1303 East Arapaho Road Suite 200 Richardson, TX 75081	High Tech Industries		629 Units	2,639,991	3,000,000	0.3%
Tenere Inc. 700 Kelly Avenue Dresser, WI 54009	Capital Equipment		Warrant	161,005	161,005	0.0%
Texoak Petro Holdings, LLC 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas		60,000 Units	—	—	0.0%

DETERMINATION OF NET ASSET VALUE

The value of our assets is determined quarterly and at such other times that an event occurs that materially affects the valuation. The valuation is made pursuant to Section 2(a)(41) of the 1940 Act, which requires that we value our assets as follows: (i) the market price for those securities for which a market quotation is readily available, and (ii) for all other securities and assets, at fair value, as determined in good faith by our board of directors. As a BDC, Section 2(a)(41) of the 1940 Act requires the board of directors to determine in good faith the fair value of portfolio securities for which a market price is not readily available, and it does so in conjunction with the application of our valuation procedures by our Adviser.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each asset while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations in our consolidated financial statements.

In making fair value determinations, the following guidelines generally are used.

Valuation of Portfolio Investments

The fair value of our investments is determined quarterly in good faith by our board of directors pursuant to our consistently applied valuation procedures and valuation process in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, we are required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned.

Our investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported), and the non-binding nature of consensus pricing and/or active quotes, we believe that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by us and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing our debt investments;
•	multiples of EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by our valuation committee consisting of senior management. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by our valuation committee with final approval from the board of directors.

Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

We periodically benchmark the broker quotes from the brokers or dealers against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these quotes are reliable indicators of fair value. We may also use other methods to determine fair value for securities for which we cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. Our valuation committee and board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

The value of the TRS is primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS are valued in the same manner as loans owned by us. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. We have classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs.

Valuation Methods

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by certain of CIM’s investment professionals and certain members of its management team, with such valuation taking into account information received from various sources, including independent valuation firms and AIM, if applicable;
•	preliminary valuation conclusions are then documented and discussed with CIM’s valuation committee;
•	CIM’s valuation committee reviews the preliminary valuation, and, if applicable, delivers such preliminary valuation to an independent valuation firm for its review;
•	CIM’s valuation committee, or its designee, and, if appropriate, the relevant investment professionals meet with the independent valuation firm to discuss the preliminary valuation;
•	designated members of CIM’s management team respond and supplement the preliminary valuation to reflect any comments provided by the independent valuation firm;
•	our audit committee meets with members of CIM’s management team and the independent valuation firm to discuss the assistance provided and the results of the independent valuation firm’s review; and
•	our board of directors discusses the valuation and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of CIM, the audit committee and any third-party valuation firm, if applicable.

In addition to the foregoing, certain investments for which a market price is not readily available are evaluated on a quarterly basis by an independent valuation firm and certain other investments are on a rotational basis reviewed once over a twelve-month period by an independent valuation firm. Finally, certain investments are not evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds.

Determinations in Connection With Offerings

We are offering our common stock on a continuous basis at an offering price of $9.65 per share; however, to the extent that our net asset value increases, we will sell our common stock at a price necessary to ensure that our common stock is not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of our common stock and, as a result, may receive fractional common stock. We intend to continue this offering until no later than January 25, 2019.

In connection with each weekly closing on the sale of shares of our common stock offered pursuant to this prospectus, our board of directors has delegated to one or more of its directors the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value per share.

The following factors, among others, will be considered in making the determination that our common stock is not sold at a price per share, after deducting selling commissions and dealer manager fees, which is below our net asset value per share:

•	the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains or net losses on the sale of our portfolio investments), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common stock; and
•	the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our common stock, but instead it involves the determination that we are not selling our common stock at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue our common stock at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement of which this prospectus is a part) to suspend the offering of our common stock pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or one or more of the directors thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine our net asset value per share within two days prior to any such sale to ensure that such sale will not be at a price that, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine our net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors consists of six members, four of whom will not be “interested persons” of our company or of CIM as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of our board of directors.

Board of Directors and Executive Officers

Pursuant to our articles of incorporation, our directors are divided into three classes. Each class of directors will hold office for a three-year term. However, the initial members of the three classes had initial terms of one, two and three years, respectively. At each annual meeting of our shareholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

The board of directors met twenty-one times and took action by unanimous written consent eight times during the fiscal year ended December 31, 2016.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors. The address for each director is c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016.

Interested Directors

Messrs. Gatto and Reisner are interested persons, as defined in the 1940 Act, due to their positions as officers of our company.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mark Gatto	44	2011	2018	Mr. Gatto serves as Co-Chairman and Co-Chief Executive Officer of our company and CIG. Mr. Gatto serves on the investment committee of CIM. In addition, Mr. Gatto is a Trustee, Co-President and Co-Chief Executive Officer and serves on the investment allocation committee of CION Ares Diversified Credit Fund, a diversified, closed-end management investment company, and a Director and Co-Chief Executive Officer of CION Ares Management, LLC, a registered investment adviser. He joined CION Investments in 1999. Mr. Gatto was formerly Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. He served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mr. Gatto was also Associate General Counsel for CIG from November 1999 until October 2000. Previously, Mr. Gatto was an executive for a leading international product development and marketing company from 2000 through 2003 and later co-founded a specialty business-consulting firm in New York City where he served as its managing partner before re-joining CION Investments in 2005. Mr. Gatto was also an attorney in private practice from 1996 through 1999. Mr. Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.	CION Ares Diversified Credit Fund
				Through his broad experiences in business and corporate development, Mr. Gatto brings to our company a unique business expertise as well as extensive financial and risk assessment abilities. Mr. Gatto’s service with CION Investments provides him with a specific understanding of our company, its operations, and the business and regulatory issues similar to those issues facing business development companies. Mr. Gatto’s positions as Co-Chairman and Co-Chief Executive Officer of our company provides our board of directors with a direct line of communication to, and direct knowledge of the operations of, our company.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Michael A. Reisner	46	2011	2018	Mr. Reisner serves as Co-Chairman and Co-Chief Executive Officer of our company and CIG. Mr. Reisner serves on the investment committee of CIM. In addition, Mr. Reisner is a Trustee, Co-President and Co-Chief Executive Officer and serves on the investment allocation committee of CION Ares Diversified Credit Fund, a diversified, closed-end management investment company, and a Director and Co-Chief Executive Officer of CION Ares Management, LLC, a registered investment adviser. He joined CION Investments in 2001. Mr. Reisner was formerly Chief Financial Officer from January 2007 through April 2008. Mr. Reisner was also formerly Executive Vice President — Originations from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney in private practice in New York. Mr. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.	CION Ares Diversified Credit Fund
				Through his extensive experiences as a senior executive, including his time as chief financial officer of CION Investments, Mr. Reisner brings business expertise, finance and risk assessment skills to our company. Mr. Reisner’s prior position as a corporate attorney allows him to bring to our board of directors and our company the benefit of his experience negotiating and structuring various investment transactions as well as an understanding of the legal, business, compliance and regulatory issues similar to those issues facing business development companies. Mr. Reisner’s positions as Co-Chairman and Co-Chief Executive Officer of our company provides our board of directors with a direct line of communication to, and direct knowledge of the operations of, our company.

Independent Directors

Messrs. Breakstone, Finlay, Schwartz and Hedin are considered independent for purposes of the 1940 Act.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Robert A. Breakstone	79	2012	2017	Mr. Breakstone has been the President and Chief Executive Officer of Landmark International Group, Inc., an independent consulting firm providing business development, financial, information technology, and marketing services to major corporations and start-up entrepreneurial ventures, since 1995. Previously, Mr. Breakstone served as Executive Vice President and Chief Operating Officer at GTECH Corporation, a provider of technology-based gaming systems and services, from 1988 to 1995, where he took the firm private in a leveraged buyout and then public again later in an initial public offering. Prior to GTECH, he was President and Chief Executive Officer at Health-tex, Inc., which we believe is a leading marketer and retailer of children’s apparel, from 1985 to 1988, where he led a management buyout of the firm from Chesebrough Pond’s Inc., where he served as Group Vice President and served on the Executive Committee and Board of Directors from 1974 to 1985. Prior to Chesebrough Pond’s, Mr. Breakstone was a Group Executive with the Chase Manhattan Bank N.A. from 1970 to 1974, where he managed major corporate, domestic and international banking divisions. From 1967 to 1970, he was Vice President and Chief Financial Officer of Systems Audits, Inc., a management consulting firm providing information technology services to the financial industry.	None

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mr. Breakstone also served on the board of directors of By Design International Ltd., a private, for-profit designer and marketer of women’s apparel and on the advisory board of Hoffinger Industries, Inc., a leader in the above-ground pool/filtration industry. In addition to his prior service as a member of the board of Chesebrough Pond’s, Mr. Breakstone also served on the board of directors of OSF, Inc., a Canadian publicly traded company, from 1996 to 1998 where, as a member of an independent special committee, he was responsible for selling the company to a US-based financial entity. Mr. Breakstone served as an Adjunct Professor at the Graduate School of Business at Mercy College from 1999 to 2008. From 1963 to 1967, Mr. Breakstone was an adjunct professor at New York University. In addition, from 1967 to 1969, Mr. Breakstone was an Adjunct Assistant Professor at Pace University. Mr. Breakstone’s degrees include a B.S. in Mathematics and an M.B.A. from the City College of New York.
Mr. Breakstone has extensive operating experience in both public and private companies in a variety of industries and has served as a member of various boards. This experience has provided Mr. Breakstone, in the opinion of our board of directors, with experience and insight that is beneficial to us.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Peter I. Finlay	55	2016	2019	Mr. Finlay is the founder and Managing Principal of Ardentis LLC, a corporate finance consulting firm that provides advisory services to companies in the U.S. and international markets. From 2008 to 2013, Mr. Finlay served as Managing Director of ICON Capital and was responsible for managing new business origination in Europe and North America. Prior to 2008, Mr. Finlay held various management positions both in financial institutions and in relevant industries. From 2006 to 2008, he served as Director of Equipment Finance at Landsbanki Commercial Finance where he established a new industrial finance business with a focus on originating middle market secured debt transactions. From 2003 to 2006, he served as Vice President & Regional Director Europe for GMAC Commercial Finance where he started a new equipment finance business. From 2000 to 2003, Mr. Finlay served as a Director of Project Finance Organization at Bell Labs Lucent Technologies and from 1997 to 1999 he served as a Marketing Director of Structured Finance at Transamerica Leasing, where he established a structured finance operation covering Europe and the Middle East. Mr. Finlay started his career at National Westminster Bank (1979 – 1986) before moving to Barclays (1986 – 1997), where he held various positions, including Manager in the middle market structured leasing department and Manager in the para-banking inspection department where he was responsible for reviewing risk management compliance and risk underwriting in the bank’s European equipment finance subsidiaries.	None
				Since 2014, Mr. Finlay has been the Managing Principal of Ardentis LLC and is also an advisor to the board of EMM Investments LLC, a privately held asset manager engaged in lending to asset intensive companies. From 2009 to 2011, Mr. Finlay served as Chairman and non-executive Director of Premier Telesolutions Ltd. (UK).

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mr. Finlay became an Associate of the Chartered Institute of Bankers in England and Wales in 1994 and completed a Diploma in Financial Studies in 1997. He completed an M.B.A. at City University Business School in London in 1997 and subsequently served as a tutor in the evening M.B.A. program. He is a member of the Institute of Directors in the United Kingdom.
In the opinion of our board of directors, Mr. Finlay’s experience of working with large financial institutions in the middle market combined with his knowledge of structured finance, risk management and financial control, brings value to our board of directors.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Aron I. Schwartz	46	2012	2017	Mr. Schwartz has been a Managing Director at ACON Investments since July 2014. Mr. Schwartz is the founder of Constructivist Capital, LLC, a firm that works with family offices and alternative asset management firms to pursue attractive investment opportunities. He was previously a consultant to and a Managing Director at Avenue Capital from 2012 to 2014, and held various positions culminating in Managing Director of Fenway Partners, a middle market private equity firm based in New York, from 1999 to 2011. From 1997 to 1999, Mr. Schwartz was an associate in the Financial Entrepreneurs Group of Salomon Smith Barney, where he worked on a variety of financings and advisory assignments. He also serves or has served on the board of directors of a number of other public and private companies, including 1-800 Contacts, Inc., Commonwealth Laminating & Coating, Inc., Easton Bell Sports, Inc., STVT-AAI Education Inc., Igloo Products Corp., APR Energy, PLC, Thunderbird Investments and ATU Auto Technick-Unger. In addition, Mr. Schwartz previously served on the board of directors of the Open Road Foundation and US-ASEAN Business Council. Mr. Schwartz, a Certified Management Accountant, received his J.D. and M.B.A with honors from U.C.L.A. and his B.A. and B.S.E. cum laude from the Wharton School at the University of Pennsylvania.	Easton Bell Sports, Inc.
				Mr. Schwartz has extensive experience in the finance and private equity industries and has served as a member of the board of directors of various public and private companies in a variety of industries. This experience, along with the fact that he is a Certified Management Accountant, has provided Mr. Schwartz, in the opinion of our board of directors, with experience and insight that is beneficial to us.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Earl V. Hedin	60	2017	2019	Mr. Hedin is the co-founder and Managing Partner of Hudson Partners Group LLC and its broker-dealer, Hudson Partners Securities LLC, registered with FINRA. The firm assists investment managers in raising institutional capital for hedge funds, private equity and other alternative investment strategies. From 1999 to 2007, Mr. Hedin served as a Senior Managing Director at Bear, Stearns & Co. Inc., where he held various senior roles building and guiding the Bear Stearns Asset Management Group. These roles included Chief Financial Officer, Director of Alternatives and co-head and founder of the firm's Private Funds Group. He was responsible for the firm's sponsored venture capital funds and headed the approximately $1 billion private equity fund-of-funds program. During his tenure, he created numerous alternative asset products and helped raise over $3 billion for these funds. Mr. Hedin also created the first hedge fund-of-funds product at Bear Stearns. From 1995 to 1998, he served as a Managing Director — Principal, and worked on several key international financial structuring projects, including the creation of Bear Stearns Irish Bank in Dublin. Additionally, Mr. Hedin created the Bear Stearns Dublin Development Center to reduce technology related costs. From 1994 to 1995, he served as Vice President at Bankers Trust New York Corporation, where he was responsible for strategic planning and management reporting. Prior to that, from 1989 to 1993, he worked as a Vice President and Controller in the firm's Domestic Merchant Bank and directed all financial management functions across a variety of business units. During that time, he was also actively involved in the buying and selling of LBO partnership interests. From 1988 to 1989, he served as Vice President — Finance and Chief Financial Officer of American International Group's credit subsidiary, A.I. Credit Corporation, and managed the firm's liability portfolio.	None

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Previously, Mr. Hedin was an Associate in Morgan Stanley's venture capital group as well as the Chief Financial Officer of the group's activities. Prior to that, he served as a Senior Accountant at Price Waterhouse.
Mr. Hedin received his M.B.A from Rutgers Graduate School of Management in 1980 and did graduate studies at Carnegie-Mellon University. He received his B.A. from Rutgers College in 1978. Mr. Hedin is a holder of the right to use the Chartered Financial Analyst designation and is a Certified Public Accountant (retired). Mr. Hedin also holds various FINRA licenses including Series 7, 63, 99, 24 (Securities Principal) and 27 (Financial Principal).
In the opinion of our board of directors, Mr. Hedin’s extensive experience working with large financial institutions combined with his knowledge of various alternative investment strategies and industries, provides experience and insight that is beneficial to us.

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Positions Held
Mark Gatto	44	Co-Chief Executive Officer and Co-Chairman
Michael A. Reisner	46	Co-Chief Executive Officer and Co-Chairman
Keith S. Franz	48	Managing Director, Chief Financial Officer and Treasurer
Gregg A. Bresner	49	President and Chief Investment Officer
Stephen Roman	36	Chief Compliance Officer and Secretary

The address for each executive officer is c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016.

Executive Officers Who are Not Directors

Keith S. Franz, Managing Director, Chief Financial Officer and Treasurer of CĪON Investment Corporation. He joined CION Investments in March 2009 as a Vice President of Accounting and Finance. In July 2011, Mr. Franz was promoted to Senior Vice President and Principal Financial Officer. Mr. Franz was previously a Senior Manager at Smart & Associates LLP from December 2008 until March 2009 and the Vice President of Corporate Finance for Audiovox Corporation from August 2004 to November 2008. From September 1991 through August 2004, Mr. Franz was employed by Ernst & Young LLP, rising to the level of Senior Audit Manager. Mr. Franz received a B.S. from Binghamton University and is a certified public accountant.

Gregg A. Bresner, President and Chief Investment Officer of CĪON Investment Corporation. He joined CIG in April 2016. Mr. Bresner has 25 years of corporate finance, investment and portfolio management experience with a focus in the leveraged finance sector. Prior to joining our company and CIM, Mr. Bresner worked at investment management and banking firms including Wasserstein Perella & Co., Bankers Trust Company, BT Alex. Brown, Deutsche Bank, Briscoe Capital Management and Plainfield Asset Management. Previously, Mr. Bresner served as the operating Chief Financial Officer of JDS Therapeutics from 2012 to 2016. At JDS, Mr. Bresner led the company's financial, accounting, capital raising, corporate development and human resource functions and completed multiple capital raises, licensing transactions and acquisitions. In 2010, Mr. Bresner co-founded Tyto Capital, an investment firm specializing in private debt and equity investments in U.S. based middle-market companies. Tyto originated and acquired multiple private investments from 2010 to 2012, including an equity investment in JDS Therapeutics. In 2003, Mr. Bresner co-founded Briscoe Capital Management, a registered investment manager and the portfolio manager of the Fairfield Briscoe Senior Capital Fund, a debt fund focused on non-investment grade senior secured debt assets. Mr. Bresner actively managed a diversified loan portfolio of approximately 100 issuers. While at Briscoe, Mr. Bresner successfully raised and utilized approximately $700 million of committed debt facilities with Citigroup and CIBC. In mid-2006, the Briscoe Capital team merged into Plainfield Asset Management, a multi-billion dollar special situations hedge fund platform. From 2006 to 2010, Mr. Bresner served as a Managing Director of Plainfield, where he sourced and executed direct U.S. debt and equity investments for various Plainfield investment funds. Mr. Bresner began his investment banking career in the Mergers & Acquisitions group of Wasserstein Perella, where he advised middle-market companies and private equity sponsors on mergers and acquisitions, leveraged recapitalization and restructuring transactions. While at Bankers Trust Company and Deutsche Bank, Mr. Bresner was a senior investment banker in the Financial Sponsors Group where he focused on sourcing, structuring and executing leveraged senior debt, high yield debt and mezzanine financings for private equity sponsors. Mr. Bresner graduated magna cum laude with a B.S. from Rensselaer Polytechnic Institute and received his M.B.A. from the Columbia University Graduate School of Business, where he was a Beta Gamma Sigma scholar. Mr. Bresner is a holder of the right to use the Chartered Financial Analyst® designation.

Stephen Roman, Chief Compliance Officer and Secretary of CĪON Investment Corporation. He joined CIG in July of 2013 and since August 2013 has been Vice President of CIM. During his tenure at our company, Mr. Roman has advised on numerous legal and regulatory matters and managed corporate and securities law compliance matters for our various corporate entities as well as our registered investment adviser. From November 2012 through June 2013, Mr. Roman served as an attorney in New York. Previously, he was an analyst at Forex Capital Markets. Mr. Roman received a J.D. from the Northwestern University School of Law and a B.S. from New York University. Mr. Roman is a holder of the right to use the Chartered Financial Analyst® designation and is a member of the CFA Institute.

Committees of the Board of Directors

In addition to serving on our board of directors, our independent directors also serve on one or more of the following committees that have been established by our board of directors to handle certain designated responsibilities. The board of directors has designated a chairman of each committee. The board of directors may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or dissolve any committee as it deems necessary and in our best interest.

Audit Committee.  The members of our audit committee are Robert A. Breakstone, Peter I. Finlay, Aron I. Schwartz and Earl V. Hedin, each of whom meets the independence standards established by the SEC for audit committees and is independent for purposes of the 1940 Act. Mr. Schwartz serves as chairman of the audit committee. Our board of directors has determined that Mr. Schwartz is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee operates pursuant to a written charter and meets periodically as necessary. A copy of the audit committee’s charter is available on our website: www.cioninvestments.com. The audit committee is responsible for selecting, engaging and discharging our independent registered public accounting firm (our “independent accountants”), reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee also establishes guidelines, reviews preliminary valuations and makes recommendations to our board of directors regarding the valuation of our loans and other investments. The audit committee met ten times in 2016.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Messrs. Breakstone, Finlay, Schwartz and Hedin, each of whom meets the independence standards established by the SEC for governance committees and is independent for purposes of the 1940 Act. Mr. Breakstone serves as chairman of the nominating and governance committee. The nominating and governance committee operates pursuant to a written charter and meets periodically as necessary. A copy of the nominating and governance committee’s charter is available on our website: www.cioninvestments.com. The nominating and governance committee is responsible for selecting, researching and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for directors. The nominating and governance committee met twice in 2016.

The nominating and governance committee considers candidates suggested by its members and other directors, as well as our management and shareholders. A shareholder who wishes to recommend a prospective nominee for the board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities — Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws — Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals.”

Risk Oversight and Board Structure

Through its direct oversight role, and indirectly through its committees, the board of directors performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of our key service providers, including our investment adviser, administrator, distributor and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and those of certain of our service providers.

Messrs. Gatto and Reisner, who are “interested persons” as defined in Section 2(a)(19) of the 1940 Act, serve as the co-chief executive officers and co-chairmen of the board of directors. The board of directors believes that Messrs. Gatto and Reisner, as our co-chief executive officers and co-chairmen of the board of directors, are the directors with the most knowledge of our business strategy and are best situated to serve as chairmen of the board of directors. Our articles of incorporation, as well as regulations governing BDCs generally, require that a majority of the board of directors be persons other than “interested persons” of the BDC, as defined in Section 2(a)(19) of the 1940 Act. The board of directors does not currently have a lead independent director. The board of directors, after considering various factors, has concluded that its structure is appropriate at this time. As our assets increase, the board of directors will continue to monitor our structure and determine whether it remains appropriate based on the complexity of our operations.

Compensation of Directors

Our directors who do not also serve in an executive officer capacity for us or CIM are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net asset value as of the end of each fiscal quarter. These directors are Messrs. Breakstone, Finlay, Schwartz and Hedin. Amounts payable under this arrangement are determined and paid quarterly in arrears as follows:

Net Asset Value	Cash Retainer	Meeting Fee	Chairperson Fee
0 to $75 million	$0	$350	$2,500
Greater than $75 million to $300 million	$30,000	$350	$5,000
Greater than $300 million to $500 million	$40,000	$600	$5,000
Greater than $500 million to $1 billion	$60,000	$700	$20,000
Greater than $1 billion	$80,000	$800	$25,000

We also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time. We did not pay compensation to our directors who also serve in an executive officer capacity for us or CIM for the year ended December 31, 2016.

Our directors then serving on our board were paid compensation of $264,100 in connection with their service on the board during the year ended December 31, 2016. No director or executive officer receives pension or retirement benefits from us.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are officers of CIM or by individuals who were contracted by CIM to work on our behalf, pursuant to the terms of the investment advisory agreement or administration agreement. Each of our executive officers is an officer of CIM, and the day-to-day investment operations and administration of our portfolio are managed by CIM. In addition, we reimburse ICON Capital for our allocable portion of expenses incurred by ICON Capital in performing its obligations under the administration agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the administration agreement.

The investment advisory agreement and the administration agreement each provides that CIM, ICON Capital and their respective officers, directors, controlling persons and any other person or entity affiliated with them acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by CIM or ICON Capital or such other person, and CIM, ICON Capital and such other person shall be held harmless for any loss or liability suffered by us, if (i) CIM or ICON Capital has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) CIM or ICON Capital or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM, ICON Capital or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold CIM, ICON Capital or such other person harmless is only recoverable out of our net assets and not from our shareholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of CIM and its investment committee, which currently consists of Mark Gatto and Michael A. Reisner, co-chief executive officers of CIM and co-chairmen of its investment committee, and Gregg A. Bresner, President and Chief Investment Officer of CIM. For more information regarding the business experience of Messrs. Gatto, Reisner and Bresner, see “Management — Board of Directors and Executive Officers.” A minimum of two investment committee members shall constitute a quorum for purposes of voting on each new investment that we make. A quorum of members of CIM’s investment committee must unanimously approve each new investment. The members of CIM’s investment committee will not be employed by us and will receive no compensation from us in connection with their portfolio management activities.

Pursuant to an investment sub-advisory agreement among us, CIM and AIM, AIM provides assistance to CIM in identifying investment opportunities and making investment recommendations for approval by CIM. In addition, to the extent requested by CIM, AIM may provide information to CIM to assist with its monitoring of our portfolio.

Investment Personnel

Our investment personnel currently consists of the members of CIM’s investment committee, Messrs. Gatto, Reisner and Bresner. See “Management — Board of Directors and Executive Officers” for biographical information pertaining to Messrs. Gatto, Reisner and Bresner.

CIM is currently staffed with the members of the investment committee and our other executive officers. See “Management — Board of Directors and Executive Officers.” In addition, CIM may retain additional investment personnel, based upon its needs.

The compensation of the members of the investment committee paid by CIM includes an annual base salary and may include a discretionary annual bonus. In addition, certain investment committee members indirectly hold equity interests in CIM and may receive distributions in profits in respect of those interests.

None of the investment committee members is a direct beneficial owner of our common stock.

INVESTMENT ADVISORY AGREEMENT

Overview of CIM

Management Services and Responsibilities

CIM is a registered investment adviser and serves as our investment adviser pursuant to the investment advisory agreement in accordance with the 1940 Act. Subject to the overall supervision of our board of directors, CIM oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory agreement, CIM, among other things:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	identifies, evaluates and negotiates the structure of the investments we make;
•	performs due diligence on prospective portfolio companies;
•	executes, closes, services and monitors the investments we make; and
•	determines the securities and other assets we purchase, retain or sell.

CIM’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Advisory Fees

We pay CIM a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to CIM and any incentive fees it earns will ultimately be borne by our shareholders.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Financial Condition, Liquidity and Capital Resources — Total Return Swap” for a description of how we calculate fees with respect to our TRS.

Base Management Fee

The base management fee is calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents. The base management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of CIM. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as CIM will determine. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.875% (7.5% annualized), subject to a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to ICON Capital under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from issuances of our common stock (including our fifth amended and restated distribution reinvestment plan) reduced for distributions to investors that represent a return of capital and amounts paid for share repurchases pursuant to our share repurchase program. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No subordinated incentive fee on income is payable to CIM in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate rate of 1.875% (the “hurdle rate”).
•	100.0% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate, but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) is payable to CIM. We refer to this portion of our pre-incentive fee net investment income as the “catch-up.” The “catch-up” provision is intended to provide CIM with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.34375% in any calendar quarter.
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized) is payable to CIM once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to CIM).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income (expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

These calculations are appropriately pro rated for any period of less than three months.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.875% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. CIM will not be under any obligation to reimburse us for any part of the incentive fee it receives that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio.

The fees that are payable under the investment advisory agreement for any partial period are appropriately prorated. The fees are calculated using a detailed policy and procedure approved by CIM and our board of directors, including a majority of the independent directors, and such policy and procedure is consistent with the description of the calculation of the fees set forth above.

CIM may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as CIM may determine in its sole discretion.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.00%
Hurdle rate(1) = 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 1.30%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.60%
Hurdle rate(1) = 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 1.9%

Subordinated incentive fee on income = 100.0% × pre-incentive fee net investment income (subject to
“catch-up”)(4)

= 100.0% x (1.9% - 1.875%)
= 0.025%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.2%
Hurdle rate(1)= 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 2.5%

Catch up = 100.0% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100.0% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 2.34375%))

Catch up           = 2.34375% – 1.875%

              = 0.46875%

Subordinated incentive fee on income = (100.0% × 0.46875%) + (20% × (2.5% - 2.34375%)) =

        = 0.46875% + (20% × 0.15625%)
        = 0.46875% + 0.03125%
        = 0.5%

Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.5%.

(1)	Represents 7.5% annualized hurdle rate.
(2)	Represents 2% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.
(3)	Excludes offering and organizational costs.
(4)	The “catch-up” provision is intended to provide CIM with an incentive fee of 20% on all pre-incentive fee net investment income when our net investment income exceeds 2.34375% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains*

Scenario 1:

Assumptions

Year 1:  $20 million investment made in Company A (“Investment A”) and $30 million investment made in Company B (“Investment B”).

Year 2:  Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

Year 3:  FMV of Investment B determined to be $25 million.

Year 4:  Investment B sold for $31 million.

The incentive fee on capital gains, if any, would be:

Year 1:  None.

Year 2:  Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%).

Year 3:  None → $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

Year 4:  Incentive fee on capital gains of $200,000 → $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

Year 1:  $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

Year 2:  Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

Year 3:  FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

Year 4:  FMV of Investment B determined to be $35 million.

Year 5:  Investment B sold for $20 million.

The incentive fee on capital gains, if any, would be:

Year 1:  None.

Year 2:  $5 million incentive fee on capital gains → 20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

Year 3:  $1.4 million incentive fee on capital gains → $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

Year 4:  None.

Year 5:  None → $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees under the investment advisory agreement and the payment of other expenses under the administration agreement. Our investment advisory fee compensates CIM for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. CIM is responsible for compensating AIM for its services pursuant to the sub-advisory agreement and ICON Capital for its services under the administration agreement. We bear all other expenses of our operations and transactions, including, without limitation:

•	corporate expenses relating to borrowings and costs associated with the offering of our common stock, subject to limitations included in the investment advisory and administration agreements;
•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchase of shares of our common stock and other securities;
•	investment advisory fees;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with our marketing efforts;
•	interest payable on debt, if any, incurred to finance our investments;
•	federal and state registration fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	costs of proxy statements, tender offer materials, shareholders’ reports and notices;
•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs such as printing, mailing, long distance telephone, and staff;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;
•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments; and
•	all other expenses incurred by CIM or us in connection with administering our business, including all expenses incurred by CIM or AIM in performing their respective obligations, and the reimbursement of the compensation of our chief financial officer and chief compliance officer and their respective staffs paid by CIM or its affiliates, to the extent they are not controlling persons of CIM or any of its affiliates, subject to the limitations included in the investment advisory and administration agreements, as applicable.

Reimbursement of ICON Capital

We reimburse ICON Capital for the administrative expenses necessary for its performance of services to us, provided that such reimbursement will be the lower of ICON Capital’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, and provided further that such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We will not reimburse ICON Capital for any services for which it receives a separate fee, nor for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in CIM.

Duration and Termination

The investment advisory agreement became effective as of December 17, 2012. Unless earlier terminated as described below, the investment advisory agreement will remain in effect for a period of two years from the date it became effective and will remain in effect from year-to-year thereafter if approved annually by the board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2016. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory agreement.

The investment advisory agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to CIM. If CIM wishes to voluntarily terminate the investment advisory agreement, it must give shareholders a minimum of 60 days notice prior to termination and must pay all expenses associated with its termination. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Without the vote of a majority of our outstanding voting securities, our investment advisory agreement may not be materially amended, nor may we engage in a merger or other reorganization of CIM. In addition, should we or CIM elect to terminate the investment advisory agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without shareholder consent, consistent with the 1940 Act for a time period not to exceed 150 days.

Prohibited Activities

Our articles of incorporation prohibit the following activities between us and CIM:

•	We may not purchase or lease assets in which CIM has an interest unless we disclose the terms of the transaction to our shareholders, the terms are reasonable, and the purchase or lease price does not exceed the lesser of cost or fair market value, as determined by an independent expert;
•	CIM may not acquire assets from us unless approved by our shareholders in accordance with our articles of incorporation;

•	We may not lease assets to CIM unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;
•	We may not make any loans to CIM except for the advancement of funds as permitted by our articles of incorporation;
•	We may not pay a commission or fee, either directly or indirectly to CIM, except as otherwise permitted by our articles of incorporation, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•	CIM may not charge duplicate fees to us; and
•	CIM may not provide financing to us with a term in excess of 12 months.

In addition, the investment advisory agreement prohibits CIM from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. CIM is also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, CIM is prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

Our articles of incorporation and the investment advisory agreement provide that CIM and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the adviser, nor will CIM be held harmless for any loss or liability suffered by us, unless (i) CIM has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, (ii) CIM was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold CIM harmless is only recoverable out of our assets and not from our shareholders.

Organization of CIM

CIM is a Delaware limited liability company that is registered as an investment adviser. The principal address of CIM is c/o CION Investment Group, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016.

Board Approval of the Investment Advisory Agreement

Our investment advisory agreement was approved by our board of directors on June 19, 2012, became effective on December 17, 2012 and was renewed on three occasions for twelve-month periods commencing December 17, 2014, December 17, 2015 and December 17, 2016. In its consideration of the investment advisory agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by CIM; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio, including reimbursement obligations under the investment advisory agreement, compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to CIM from its relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of CIM and its respective affiliates, including the credentials of CIM’s professional employees; and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

In approving the renewal of the investment advisory agreement, the board of directors, including a majority of the non-interested directors, made the following determinations:

Nature, extent and quality of services. The board received and considered information regarding the nature, extent and quality of the investment selection process employed by CIM. The board also considered the backgrounds and responsibilities of CIM’s senior personnel and their qualifications and experience in connection with the types of investments made by us, as well as CIM’s financial resources. The board determined that the nature, extent and quality of the services provided or to be provided by CIM supported the renewal of the investment advisory agreement.

Investment Performance.  The board considered the investment performance of CIM, as well as comparative data with respect to the investment performance of other externally-managed business development companies. The board considered, among other things, the performance of our common stock and changes in our net asset value in comparison with other business development companies. The board concluded that CIM’s investment performance supported the renewal of the investment advisory agreement.

Reasonableness of advisory fees.  The board considered comparative data based on publicly available information on other business development companies with respect to the advisory fees (including the management fees and incentive fees) of other business development companies. Based upon its review, the board concluded that the fee schedule is comparable with the fee schedules of business development companies with similar investment objectives.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided.

Compliance with the Omnibus Guidelines published by the North American Securities Administrators Association

Rebates, Kickbacks and Reciprocal Arrangements

So long as we are required to comply with the Omnibus Guidelines published by the North American Securities Administrators Association (NASAA), CIM agrees that it will not: (a) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws; (b) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions; or (c) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

So long as we are required to comply with the Omnibus Guidelines published by NASAA, CIM also agrees that it will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell shares of our common stock or give investment advice to a potential shareholder. This agreement will not prohibit, in any way, the payment to a registered broker-dealer or other properly licensed agent of sales commissions for selling or distributing shares of our common stock.

Commingling

So long as we are required to comply with the Omnibus Guidelines published by NASAA, CIM will not permit our funds to be commingled with the funds of any other entity.

INVESTMENT SUB-ADVISORY AGREEMENT

Overview of AIM

AIM, a subsidiary of Apollo and an investment adviser registered under the Advisers Act, serves as our sub-adviser pursuant to the investment sub-advisory agreement by and among us, CIM and AIM. Apollo and AIM maintain their principal offices at 9 West 57th Street, New York, New York 10019.

Management Services and Responsibilities

Under the terms of the investment sub-advisory agreement, AIM provides investment advice and makes investment recommendations to CIM in accordance with our stated investment objective and strategy. Any proposed change that is individually or in the aggregate deemed to be material to our investment strategy will require the consent of AIM, which shall not be unreasonably withheld.

Under the terms of the investment sub-advisory agreement, AIM is responsible for:

•	making recommendations to CIM as to the general composition and allocation of our portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes;
•	identifying, evaluating, recommending to CIM and, if applicable and/or appropriate, negotiating the structure and/or terms of investment opportunities within our specific investment strategy;
•	assisting CIM in performing due diligence on prospective portfolio investments; and
•	providing information to CIM regarding our investments that are being or were sourced by AIM to facilitate CIM’s monitoring and servicing of such investments and, if requested by CIM, providing information to assist CIM in monitoring and servicing our other investments.

However, AIM has no responsibility with respect to any action relating to any security or other asset insofar as AIM determines in good faith after consultation with CIM that its involvement in any such action would require it to be treated as one subject to approval by the SEC in the absence of an applicable exemptive order.

Furthermore, all of our investment decisions are the sole responsibility of, and are made at the sole discretion of, CIM, and AIM is not responsible or liable for any such investment decision. Further, AIM only provides the investment advisory services expressly set forth in the investment sub-advisory agreement among AIM, CIM and us and is not responsible or liable for the provision of any other service.

AIM’s services under the investment sub-advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired; provided, however, that during the term of the agreement, Apollo and its controlled affiliates and affiliates under common control as defined under the 1940 Act are prohibited from directly or indirectly acting as an investment adviser pursuant to the Advisers Act to, or sponsoring, a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and whose securities (i) are offered primarily through one or more independent broker-dealers and/or registered investment advisers with $500 million of assets or less under management and (ii) are not listed on a public securities exchange.

Sub-Advisory Fees

The sub-advisory agreement provides that AIM will receive a portion of all management and incentive fees payable to CIM under the investment advisory agreement. On an annualized basis, we pay AIM 50% of the fees payable to CIM under the investment advisory agreement with respect to each year, which fees are payable to AIM quarterly in arrears by CIM. Except as required by applicable law, rule or regulation, any deferral, reduction, waiver or other modification of the fees to be paid to CIM (including, without limitation, the manner and timing by which such fees are paid or payable to CIM) will require the prior written consent of AIM.

Payment of Our Expenses

AIM assumes no obligation with respect to, and is not be responsible for, our expenses or the expenses of CIM. AIM will pay all expenses incurred by it in connection with the activities it undertakes to meet its obligations under the investment sub-advisory agreement. CIM will cause AIM to be reimbursed by us to the same extent as such expenses would be reimbursable to CIM under the investment advisory agreement had such expenses been incurred by CIM. To the extent that CIM requests AIM in writing to incur any expenses that would not otherwise be reimbursable by us, CIM will reimburse AIM for such expenses, including, but not limited to, AIM’s out of pocket marketing expenses related to sourcing investments.

Duration and Termination

The investment sub-advisory agreement became effective on December 17, 2012. Unless earlier terminated as described below, the investment sub-advisory agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by the board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment sub-advisory agreement with AIM for a period of twelve months commencing December 17, 2016. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory agreement.

Both the investment advisory agreement and the sub-advisory agreement that CIM has entered into with AIM have termination provisions that allow the parties to terminate the agreements. In addition, the investment advisory agreement may be terminated at any time, without penalty, by CIM, upon 60 days notice to us. The investment sub-advisory agreement may be terminated at any time by AIM upon not less than 60 days’ prior written notice to us and CIM or by us upon not less than 60 days’ prior written notice to AIM and CIM upon the vote of a majority of our outstanding voting securities or the vote of a majority of our independent directors. The investment sub-advisory agreement will automatically terminate in the event of its assignment; provided, however, that AIM may assign its rights and obligations under the investment sub-advisory agreement to one of its affiliates upon the prior written consent of us and CIM, which shall not to be unreasonably withheld, conditioned or delayed. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace CIM or for CIM to replace AIM.

The investment sub-advisory agreement provides that if AIM terminates the agreement other than for good reason (as defined in the investment sub-advisory agreement) or the agreement is not renewed or is terminated for cause (as defined in the investment sub-advisory agreement), then (x) AIM will be entitled to receive all amounts and any accrued, but unreimbursed, expenses payable to it and not yet paid pursuant to the investment sub-advisory agreement and (y) CIM may elect to subject AIM to an exclusivity restriction contained in the investment sub-advisory agreement, which survives until three years from the date that we met our minimum offering requirement.

The investment sub-advisory agreement also provides that if the agreement is terminated by AIM for good reason or the agreement is not renewed or is terminated otherwise without cause by us or our shareholders, as applicable, AIM will be entitled to the payment of all amounts and any accrued but unreimbursed expenses payable to it and not yet paid, as well as an amount equal to 37.5% of the gross amount of management fees and incentive fees paid by us over the three year period commencing in the calendar quarter following the calendar quarter in which such termination occurs. In addition, the restriction on the ability of CIM and its affiliates from directly or indirectly acting as an investment adviser or sub-adviser and/or as a sponsor (or engaging any other person for the purpose of acting as an investment adviser or sub-adviser) to any other business development company that engages primarily in the business of providing senior, unitranche and/or mezzanine financing to private, U.S. business, and (other than us) whose securities are listed on a public securities exchange will survive indefinitely.

Indemnification

Pursuant to the terms of the investment sub-advisory agreement, we will indemnify AIM against any loss arising from, or in connection with, AIM’s performance of its obligations under the investment sub-advisory agreement, and CIM will indemnify AIM against any loss arising from, or in connection with, CIM’s breach of the terms, representations and warranties under the investment sub-advisory agreement or otherwise based upon the performance of CIM’s duties or obligations under the investment sub-advisory agreement or in its role as our investment adviser, including by reason of any pending, threatened or completed claim, action, suit, investigation or other proceeding or regulatory or self-regulatory inquiry (including an action or suit by or in the right of us or CIM (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with CIM, including, without limitation, its manager), provided, however, that AIM shall not be indemnified for any loss that is sustained as a result of AIM’s willful misfeasance, bad faith, or gross negligence in the performance of AIM’s duties or by reason of the reckless disregard of AIM’s duties and obligations under the investment sub-advisory agreement, in each case, as the same is finally determined by judicial proceedings.

Nothing in the investment sub-advisory agreement will be construed to provide for the indemnification of any party or any limitation on the liability of any party that would, in either case, be in violation of applicable law, but such provisions shall otherwise be construed so as to effectuate the provisions of the investment sub-advisory agreement to the fullest extent permitted by applicable law.

Board Approval of the Sub-Advisory Agreement

Our investment sub-advisory agreement was approved by our board of directors on June 19, 2012, became effective on December 17, 2012 and was renewed on three occasions for twelve-month periods commencing December 17, 2014, December 17, 2015 and December 17, 2016. In its consideration of the investment sub-advisory agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by AIM; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio, including reimbursement obligations under the investment sub-advisory agreement, compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to AIM from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment sub-advisory agreement; (f) the organizational capability and financial condition of Apollo and its affiliates, including the credentials of AIM’s professional employees; and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

In approving the renewal of the investment sub-advisory agreement, the board of directors, including a majority of the non-interested directors, made the following determinations:

Nature, extent and quality of services.  The board received and considered information regarding the nature, extent and quality of the investment selection process employed by AIM. The board also considered the backgrounds and responsibilities of AIM’s senior personnel and their qualifications and experience in connection with the types of investments made by us. The board also considered AIM’s financial resources and the scope and magnitude of their investment management business compared with other sub-advisors to business development companies. The board determined that the nature, extent and quality of the services provided or to be provided by AIM supported the renewal of the investment sub-advisory agreement.

Investment Performance.  The board considered the investment performance of AIM, as well as comparative data with respect to the investment performance of other externally-managed business development companies that retain sub-advisers. The board considered, among other things, the performance of our shares and changes in our net asset value in comparison with such other business development companies. The board concluded that AIM’s investment performance supported the renewal of the investment sub-advisory agreement.

Reasonableness of sub-advisory fees.  The board considered comparative data based on publicly available information on other business development companies with respect to the sub-advisory fees of other business development companies that retain sub-advisors. Based upon its review, the board concluded that the fee schedule is comparable with the fee schedules of other business development companies with similar investment objectives.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment sub-advisory fee rate is reasonable in relation to the services to be provided.

Other Matters

We have been advised by AIM that all fees that are paid to AIM pursuant to the investment sub-advisory agreement (net of applicable expenses incurred by AIM) will accrue to, and be for the benefit of, AINV.

ADMINISTRATION AGREEMENT

Administrative Services

We have entered into an administration agreement with ICON Capital for certain administrative services. ICON Capital will be reimbursed for administrative expenses it incurs on our behalf, including general ledger accounting, fund accounting, investor relations, employee compensation and benefit-related expenses and other expenses associated with performing administrative services. ICON Capital also performs, or oversees the performance of, our required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and reports filed with the SEC. In addition, ICON Capital assists us in publishing our net asset value, overseeing the preparation and filing of our tax returns, printing and disseminating reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. For providing these services, facilities and personnel, we will reimburse ICON Capital for administrative expenses it incurs in performing its obligations.

Additionally, as a BDC, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our portfolio companies and providing other organizational and financial guidance. ICON Capital, as our administrator, will make available such managerial assistance, on our behalf, to our portfolio companies. We may receive fees for these services and will reimburse ICON Capital for its allocated costs in providing such assistance, subject to review and approval by our board of directors.

Term; Effective Date

The administration agreement was approved by our board of directors on June 19, 2012 and became effective on December 17, 2012. Unless earlier terminated as described below, the agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our directors who are not interested persons and either our board of directors or the holders of a majority of our outstanding voting securities. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the administration agreement with ICON Capital for a period of twelve months commencing December 17, 2016.

We may terminate the administration agreement with ICON Capital on 60 days’ written notice without penalty.

EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

Pursuant to the expense support and conditional reimbursement agreement, CIG and AIM have agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Pursuant to the expense support and conditional reimbursement agreement, we will have a conditional obligation to reimburse CIG and AIM for any amounts funded by CIG and AIM under such agreement if, during any fiscal quarter occurring within three years of the date on which CIG and AIM funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders. We, CIG or AIM may terminate the expense support and conditional reimbursement agreement at any time. CIG and AIM have indicated that they expect to continue such expense support until they deem that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory agreement with CIM or the investment sub-advisory agreement with AIM, we may be required to repay CIG and AIM all unreimbursed expense support funded by CIG and AIM within three years of the date of termination. The specific amount of expense support by CIG and AIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIG and AIM will support any portion of our expenses in future quarters.

On December 14, 2016, we further amended and restated the expense support and conditional reimbursement agreement for purposes of extending the termination date from December 31, 2016 to December 31, 2017.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Expense Reimbursement” for a discussion of expense support from CIG recorded in connection with the expense support and conditional reimbursement agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory agreement with CIM. Pursuant to the investment advisory agreement, we are obligated to pay CIM a base management fee and an incentive fee. See “Investment Advisory Agreement” for a description of how the fees payable to CIM will be determined. We have also entered into an administration agreement with ICON Capital, pursuant to which we are obligated to reimburse ICON Capital for administrative expenses it incurs on our behalf. See “Administration Agreement” for a description of the types of services that ICON Capital will provide to us.

Pursuant to an expense support and conditional reimbursement agreement between us, CIG and AIM, CIG and AIM have agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions, CIG and AIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement”.

Our executive officers, certain of our directors and certain other finance professionals of CION Investments also serve as executives of CIM and officers of our company and Messrs. Gatto and Reisner are directors of CION Securities, LLC, the dealer manager for our offering. In addition, our executive officers and directors and the members of CIM and members of the investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objective. We may compete with entities managed by CIM and its affiliates for capital and investment opportunities. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by CIM or its affiliates or by members of the investment committee. However, to fulfill its fiduciary duties to each of its clients, CIM intends to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with CIM’s allocation policy, investment objective and strategies so that we are not disadvantaged in relation to any other client. CIM has agreed with our board of directors that allocations among us and other investment funds affiliated with CIM will be made based on capital available for investment in the asset class being allocated. We expect that our available capital for investments will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, and the targeted leverage level and targeted asset mix and other investment policies and restrictions set by our board of directors or as imposed by applicable laws, rules, regulations or interpretations.

Policies and Procedures for Managing Conflicts

CIM and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between CIM’s fiduciary obligations to us and its similar fiduciary obligations to other clients. For example, such policies and procedures may be designed so that, when appropriate, certain investment opportunities may be allocated on an alternating basis that is fair and equitable among us and their other clients. An investment opportunity that is suitable for multiple clients of CIM and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that CIM’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

The principals of CIM have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, CIM has put in place an investment allocation policy that addresses the co-investment restrictions set forth under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities when we are able to co-invest with other accounts managed by CIM and affiliated entities. In the absence of receiving exemptive relief from the SEC that would permit greater flexibility relating to co-investments, CIM will apply the investment allocation policy. When we engage in such permitted co-investments, we will do so in a manner consistent with CIM’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to us and similar eligible accounts, as periodically determined by CIM and approved by our board of directors, including all of our independent directors. The allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by our board of directors, including our independent directors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities managed by CIM or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, CIM will need to decide whether we or such other entity or entities will proceed with the investment. CIM will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.

Competition

Concurrent with this offering, certain officers of CIM are simultaneously providing investment management services to the equipment finance funds. CIM may determine that it is appropriate for us and one or more other investment accounts managed by CIM or any of its affiliates to participate in an investment opportunity. Further, funds or accounts managed by Apollo or its affiliates may also wish to participate in such investment opportunity or may in fact own an existing interest in such investment opportunity. As a BDC, we are subject to certain regulatory restrictions in making our investments with entities with which we may be restricted from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC or co-invest alongside such affiliates in accordance with existing regulatory guidance. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither CIM nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf, unless such transactions occur pursuant to an exemptive order from the SEC.

Affiliated Dealer Manager

The dealer manager is an affiliate of CIM. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in the prospectus for accuracy and completeness, due to its affiliation with CIM, no independent review of us will be made in connection with the distribution of our shares in this offering.

Co-Investment Opportunities

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments with entities with which we may be restricted from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf, unless such transactions occur pursuant to an exemptive order from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Under the investment sub-advisory agreement, AIM will assist CIM in identifying investment opportunities and will make investment recommendations for approval by CIM. AIM will not be responsible or liable for any such investment decision.

Material Non-public Information

Our senior management, members of CIM’s investment committee and other investment professionals from CIM may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

Appraisal and Compensation

Our articles of incorporation provide that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser that will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser will be for the exclusive benefit of our shareholders. A summary of such appraisal will be included in a report to our shareholders in connection with a proposed roll-up. All shareholders will be afforded the opportunity to vote to approve such proposed roll-up and will be permitted to receive cash in an amount of such shareholder’s pro rata share of the appraised value of our net assets.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 20, 2017, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	each of our directors and each executive officer; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

Name	Number of shares	Percentage of current ownership(1)		Percentage assuming maximum offering amount is purchased
Directors and Executive Officers:(2)
Interested Directors
Mark Gatto(3)	55,611.1		*		*
Michael A. Reisner(3)	55,611.1		*		*
Independent Directors
Robert A. Breakstone	None	None		None
Peter I. Finlay	None	None		None
Aron I. Schwartz	None	None		None
Earl V. Hedin(4)	7,701.75		*		*
Executive Officers
Keith S. Franz	None	None		None
Gregg A. Bresner	None	None		None
Stephen Roman	None	None		None
All directors and officers as a group (9 persons)(2)	118,923.95		*		*

*	Less than 1%.
(1)	Based on a total of 110,524,494 shares issued and outstanding as of April 20, 2017.
(2)	None of our directors or executive officers is a direct beneficial owner of our common stock.
(3)	CIG is the record holder of 111,222.2 shares. Messrs. Gatto and Reisner control CIG and, as a result, may be deemed to be the indirect beneficial owners of the shares held by CIG. Messrs. Gatto and Reisner disclaim beneficial ownership of the shares held by CIG except to the extent of their respective pecuniary interest therein.
(4)	The Hudson Partners Group Incentive Savings Trust (the “Trust”) is the record holder of these shares. Mr. Hedin is the indirect beneficial owner with sole voting and investment power with respect to the shares held by the Trust.

FIFTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to continue to authorize and declare on a monthly basis a weekly distribution amount per share of our common stock. On February 1, 2014, we changed from semi-monthly closings to weekly closings for the sale of our shares. As a result of such change, our board of directors authorizes and declares on a monthly basis a weekly distribution amount per share of our common stock.

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common stock. This means that any investor who purchases shares of our common stock in this offering may elect to participate in our fifth amended and restated distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares. Any distributions of our common stock pursuant to our fifth amended and restated distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our fifth amended and restated distribution reinvestment plan are free to participate in or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution and you have “opted in” to our fifth amended and restated distribution reinvestment plan, then you will have your cash distributions reinvested in additional common stock rather than receiving the cash distributions. Your reinvested distributions will purchase common stock at a price equal to the estimated net asset value per share of our common stock on the date of purchase. For example, if the estimated net asset value per share is $9.131, then the price is $9.131 per share with proceeds of $9.131 to us. Common stock issued pursuant to our fifth amended and restated distribution reinvestment plan will have the same voting rights as common stock offered pursuant to this prospectus.

If you wish to receive your distributions in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in common stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares of common stock, the reinvestment agent will set up an account for common stock you acquire through the plan and will hold such common stock in non-certificated form. If your common stock is held by a broker or other financial intermediary, you may “opt in” to our fifth amended and restated distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued common stock to implement the plan. The number of shares of common stock we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to the estimated net asset value per share of our common stock on the date of purchase.

There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the fifth amended and restated distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

If you receive your cash distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for shareholders receiving our common stock will generally be equal to the fair market value of the stock received. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the amount treated as a distribution for federal income tax purposes. Any common stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which shares of common stock are credited to your account. See “Material U.S. Federal Income Tax Considerations.”

We reserve the right to amend, suspend or terminate the fifth amended and restated distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the transaction request form located at the bottom of your statement and sending it to the plan.

All correspondence concerning the plan should be directed to CĪON Investment Corporation, Investor Relations Department, by mail at 100 Grossman Dr., Suite 301, Braintree, MA 02184 or by telephone at (800) 343-3736.

We have filed our fifth amended and restated distribution reinvestment plan with the SEC as an exhibit to our Current Report on Form 8-K on December 8, 2016, which is incorporated by reference herein. You may obtain a copy of the plan by request of the reinvestment agent or by contacting CĪON Investment Corporation, Investor Relations Department, by mail at 100 Grossman Dr., Suite 301, Braintree, MA 02184 or by telephone at (800) 343-3736.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our articles of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our articles of incorporation and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our shareholders generally are not personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of April 20, 2017:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	500,000,000	—	110,524,494

Common Stock

Under the terms of our articles of incorporation, all shares of our common stock have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available for such purpose. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, the holders of our common stock have and will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares are unable to elect any director.

Preferred Stock

Under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The board has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advancement of Expenses

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrators Association, our articles of incorporation and the investment advisory agreement provide that CIM and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent is not entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by CIM, nor will CIM be held harmless for any loss or liability suffered by us, unless (1) CIM has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, (2) CIM was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold CIM harmless is only recoverable out of our assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

CIM has also entered into a sub-advisory agreement with us and AIM. Pursuant to the terms of the investment sub-advisory agreement, we will indemnify AIM against any loss arising from, or in connection with, the performance of AIM’s obligations under the investment sub-advisory agreement, and CIM shall indemnify AIM against any loss arising from, or in connection with, CIM’s breach of the terms, representations and warranties under the investment sub-advisory agreement or otherwise based upon the performance of CIM’s duties or obligations under the investment sub-advisory agreement or in its role as our investment adviser, including by reason of any pending, threatened or completed claim, action, suit, investigation or other proceeding or regulatory or self-regulatory inquiry (including an action or suit by or in the right of us or CIM (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with CIM, including, without limitation, its manager)); provided, however, that AIM will not be indemnified for any loss that is sustained as a result of AIM’s willful misfeasance, bad faith, or gross negligence in the performance of AIM’s duties or by reason of the reckless disregard of AIM’s duties and obligations under the investment sub-advisory agreement, in each case, as the same is finally determined by judicial proceedings.

Nothing in the investment sub-advisory agreement will be construed to provide for the indemnification of any party or any limitation on the liability of any party that would, in either case, be in violation of applicable law, but such provisions shall otherwise be construed so as to effectuate the provisions of the investment sub-advisory agreement to the fullest extent permitted by applicable law.

Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws

The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Maryland Business Combination Act and The Maryland Control Share Acquisition Act

The Maryland Business Combination Act, subject to limitations, prohibits certain business combinations between a Maryland corporation (like we are) and an interested shareholder (defined generally as any person who beneficially owns 10% or more of the voting power of our voting capital stock) or an affiliate of any interested shareholder for five years following the most recent date on which the shareholder became an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements on these combinations. The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise, or direct the exercise of, one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by the corporation’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The provisions of these two statutes generally apply to a Maryland corporation unless the corporation’s board of directors and bylaws, respectively, exempt the corporation from such provisions. Our board of directors has adopted resolutions that expressly exempt us from the Maryland Business Combination Act and our bylaws contain provisions that expressly exempt us from the Maryland Control Share Acquisition Act. Our election to be exempt from the provisions of the Maryland Control Share Acquisition Act may be repealed by our board of directors at its discretion, the result of which would make it more difficult for a third party to obtain control of us.

Election of Directors

As permitted by Maryland law, our directors are elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered terms. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our articles of incorporation provides that the number of directors is set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our articles of incorporation as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under Maryland law, our shareholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of six members of the board of directors, four of whom are independent directors. Our articles of incorporation provide that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Shareholders

The Maryland General Corporation Law provides that shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Among other things, and subject to certain exceptions, such advance notice provisions require that certain detail concerning the shareholder nominee or proposal be delivered to our secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. Among other things, such advance notice provisions require that certain detail concerning the shareholder nominee, including, among other things, the name, age and address of the shareholder nominee and number of shares held by the shareholder nominee, be delivered to our secretary not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that our board of directors and certain of our officers may call special meetings of shareholders. Additionally, our articles of incorporation and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the corporation upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Articles of Incorporation and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Pursuant to our articles of incorporation, provided that our directors then in office have approved and declared the action advisable and submitted such action to the shareholders, an amendment to our articles of incorporation that requires shareholder approval, including a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our articles of incorporation to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company, must each be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our articles of incorporation and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our articles of incorporation provide that approval by a majority of our shareholders is needed for the following actions:

•	Amendment of the investment advisory agreement;
•	Removal of CIM and election of a new investment adviser;
•	Approval or disapproval of the sale of all or substantially all of our assets when such sale is to be made other than in the ordinary course of our business; and
•	Approval of a merger involving us or our reorganization.

Without the approval of a majority of our shareholders, CIM may not:

•	Amend the investment advisory agreement except for amendments that would not adversely affect the interests of our shareholders;
•	Voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;
•	Appoint a new investment adviser;
•	Sell all or substantially all of our assets other than in the ordinary course of business; and
•	Approve a merger involving us or our reorganization.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act (defined and discussed above), as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our articles of incorporation provide that shareholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s articles of incorporation and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of shareholders. A board of directors classified in that manner cannot be altered by amendment to the articles of incorporation of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

•	provide that a special meeting of shareholders will be called only at the request of shareholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the right to fix the number of directors;
•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;
•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of shareholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without shareholder approval. A corporation may be prohibited by its articles of incorporation or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our articles of incorporation, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director, may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors will nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our articles of incorporation and bylaws, the law would permit our board of directors to override further changes to the articles of incorporation or bylaws.

Conflicts with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Maryland Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Maryland Business Combination Act, or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

Within 60 days after each fiscal quarter, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which this prospectus is a part.

On a quarterly basis, we send information to all shareholders of record regarding the source of distributions paid to our shareholders in such quarter.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” generally is a beneficial owner of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the U.S.;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;
•	A trust, if a court in the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. shareholder” generally is a beneficial owner of our common stock that is not a U.S. shareholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our common stock will depend on the facts of his, her or its particular situation. Moreover, prospective investors should recognize that the present U.S. federal tax treatment of an investment in shares of our common stock may be modified by legislative, judicial or administrative action at any time, and that any such action may have retroactive effect, and such modifications could adversely affect the tax consequences of investing in our common stock. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level federal income taxes on any income that we distribute to our shareholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to qualify for and maintain RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for distributions paid (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for each calendar year, (2) 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (3) any ordinary income and capital gain net income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each taxable year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forego new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to our shareholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in our income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

A RIC may treat a distribution of its own stock as a dividend to its shareholders as well as a dividend in connection with fulfilling its RIC distribution requirements if each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to satisfying certain conditions. If the total distribution to shareholders electing to receive cash would exceed the total amount of cash to be distributed, each shareholder electing to receive the distribution in cash would receive a proportionate share of the cash to be distributed. Taxable shareholders receiving such distributions will be required to include the full amount of the distribution (including the portion payable in stock) as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution. We have no current intention of paying distributions in shares of our stock.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied with respect to any taxable year and (2) the amount of dividends paid for that taxable year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been received by our U.S. shareholders on December 31 of the calendar year in which the dividend was declared.

If an investor purchases our common stock shortly before the record date of a distribution, the price of the common stock will, from a tax standpoint, include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its common stock. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its common stock for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such common stock. In addition, all or a portion of any loss recognized upon a disposition of our common stock may be disallowed if other common stock is purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. shareholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our common stock. Such rate is lower than the maximum rate of 39.6% on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received with respect to investment in our common stock and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a taxable year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each taxable year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent taxable years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a taxable year, but may carry back such losses for three taxable years or carry forward such losses for five taxable years.

We have adopted a distribution reinvestment plan through which a shareholder may elect to receive distributions in the form of additional shares of our common stock. See “Fifth Amended and Restated Distribution Reinvestment Plan.” Any distributions made to a U.S. shareholder that are reinvested under the plan will nevertheless remain taxable to the U.S. shareholder. The U.S. shareholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the total dollar amount of the reinvested distribution payable to the U.S. shareholder. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

If a U.S. shareholder realizes a loss on disposition of our shares of $2 million or more in the case of an individual shareholder, or $10 million or more in the case of a corporate shareholder, the shareholder would be required to file a disclosure statement on Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, RIC shareholders are not excepted. Future guidance may extend the current exception from this reporting requirement to RIC shareholders.

We (or if a U.S. shareholder holds our shares through a financial intermediary, such intermediary) will report to each of our U.S. shareholders, within 75 days after the end of each calendar year, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation. In addition, the Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in the common stock is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the common stock by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the U.S., we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.

In addition, with respect to certain distributions that may be made to Non-U.S. shareholders in our taxable years beginning before January 1, 2015, no withholding will be required and the distributions generally will not be subject to U.S. federal income tax if (i) the distributions are properly designated in a notice timely delivered to our shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years beginning after December 31, 2014. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding even if such exemption were extended.

Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the U.S., or (ii) such Non-U.S. shareholder is an individual present in the U.S. for 183 days or more during the year of the distribution or gain.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the common stock may not be appropriate for a Non-U.S. shareholder.

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g., an IRS Form W-8BEN, IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Effective July 1, 2014, withholding of U.S. tax at a 30% rate will be required on payments of dividends and effective January 1, 2017 redemption proceeds and certain capital gain dividends paid to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to clarify whether withholding is required with respect to such payments relating to their shares of our common stock.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the common stock.

Failure to Qualify as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets). Additionally, relief is provided for certain de minimis failures of the Diversification Tests where we correct a failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income will be subject to U.S. federal corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail either the 90% Income Test or any Diversification Test.

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. In that case, all of our taxable income will be subject to U.S. federal corporate-level income tax, reducing the amount available to be distributed to our shareholders. In contrast, assuming we qualify as a RIC, our U.S. federal corporate-level income tax should be substantially reduced or eliminated. To qualify again to be taxed as a RIC in a subsequent taxable year, we would be required to distribute to our shareholders our accumulated earnings and profits attributable to our non-RIC taxable years. In addition, if we failed to qualify as a RIC for a period of greater than two consecutive taxable years, then, in order to qualify as a RIC in a subsequent taxable year, we would be required to either elect to recognize and pay tax on any net built-in gain (i.e., the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten taxable years.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. A BDC is a special category of investment company under the 1940 Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. BDCs make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

BDCs are closed-end funds that elect to be regulated as BDCs under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We are generally not able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing shareholders, in payment of distributions and in certain other limited circumstances.

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments. For example, we generally are not permitted to co-invest with certain entities affiliated with CIM in transactions originated by CIM or its affiliates unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf, unless such transactions occur pursuant to an exemptive order from the SEC. We are currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates. However, there can be no assurance that we will obtain such exemptive relief. Under the investment sub-advisory agreement, AIM assists CIM in identifying investment opportunities and making investment recommendations for approval by CIM. AIM is not responsible or liable for any such investment decision.

We may invest up to 100.0% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act of 1933, or the Securities Act. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies. None of our investment policies are fundamental and any may be changed without shareholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
a.	is organized under the laws of, and has its principal place of business in, the U.S.;
b.	is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.	satisfies any of the following:
i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.
2.	Securities of any eligible portfolio company that we control.
3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the U.S. and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Depending on the nature of the assistance required, CIM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than CIM, will retain any fees paid for such assistance.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. CIM will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We and CIM have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the code of ethics is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on May 11, 2016, which is incorporated by reference herein, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Compliance Policies and Procedures

We and CIM have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our Chief Compliance Officer is responsible for administering our policies and procedures and CIM’s chief compliance officer is responsible for administering its policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to CIM. The proxy voting policies and procedures of CIM are set forth below. The guidelines are reviewed periodically by CIM and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, CIM has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of CIM are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

CIM will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although CIM will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of CIM are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to the chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) officers and employees involved in the decision making process or vote administration are prohibited from revealing how CIM intends to vote on a proposal in order to reduce any attempted influence from interested parties. The CCO of CIM will work with the appropriate senior officers to resolve any conflict that may arise.

Proxy Voting Records

You may obtain information, without charge, regarding how CIM voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, NY 10016.

Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our co-chief executive officers and our chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting and this report will be audited by our independent public accounting firm.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith. Under the JOBS Act, we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

FINRA Rule 2310(b)(3)(D) Disclosure Regarding the Liquidation Status of Equipment Finance Funds Managed by an Affiliate of Ours.

An affiliate of ours, ICON Capital, has sponsored 16 prior equipment finance funds with investment and liquidation strategies that are fundamentally different from ours. Of those 16 equipment finance funds, 11 have been liquidated and dissolved. As of the date of this prospectus, of the remaining 5 prior equipment finance funds, 3 are currently in their liquidation periods and 2 are in their operating periods. At the time each equipment finance fund was offered, disclosures contained in each respective prospectus included an anticipated timeframe for an offering period, an operating period and a multi-year liquidation period. Equipment fund liquidations are labor-intensive and time-consuming as such funds typically rely on piecemeal (asset-by-asset) remarketing of their portfolios over a number of years during their wind-down phases because a more efficient and expeditious means of liquidation for these types of funds does not exist in the market. As a result, 6 of the 14 equipment finance funds that have been liquidated or are currently in their liquidation periods were not fully liquidated within their anticipated liquidation timeframes due to market conditions for the assets being remarketed on behalf of such funds. We do not anticipate employing a similar liquidation strategy to that of the equipment finance funds sponsored by ICON Capital given significantly different market conditions for liquidity events for companies like us and significant differences in asset types between us and equipment finance funds.

PLAN OF DISTRIBUTION

General

This is a continuous offering of our common stock as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common stock but intends to use its best efforts to sell the common stock offered. The minimum permitted purchase is $5,000. Additional purchases must be in increments of $500 except for shares acquired pursuant to our fifth amended and restated distribution reinvestment plan.

The dates on which we will accept subscriptions will be Wednesday of each week unless otherwise determined by us. Common stock issued pursuant to our fifth amended and restated distribution reinvestment plan typically will be issued on the same date that we hold our last weekly closing in a calendar month. In addition, in months in which we repurchase common stock, we generally conduct repurchases on the same date that we hold our first weekly closing in a calendar month during the sale of common stock in this offering.

We will sell our shares on a continuous basis at a price of $9.65 per share; however, to the extent that our net asset value increases, we will sell shares of common stock at a price necessary to ensure that shares of common stock are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

To purchase common stock in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “CĪON Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

The dealer manager and selected broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the dealer manager and selected broker-dealers as an alternative to paper copies when possible. As a result, if the dealer manager or a selected broker-dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the dealer manager or a selected broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.), or FINRA, and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the dealer manager or the selected broker-dealer.

Weekly Pricing Procedures

In connection with each weekly closing on the sale of shares of our common stock offered pursuant to this prospectus, our board of directors has delegated to one or more of its directors the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value per share. For additional information regarding the weekly pricing procedures, please refer to “Determination of Net Asset Value.”

About the Dealer Manager

The dealer manager is CION Securities, LLC (formerly known as ICON Securities, LLC). The dealer manager was formed in 1984. The dealer manager registered as a broker-dealer with the SEC in August 1984 and with FINRA in May 1985. The dealer manager is an affiliate of CIM. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the common stock offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and CIM, see “Certain Relationships and Related Party Transactions.”

Compensation of the Dealer Manager and Selected Broker-Dealers

The dealer manager will receive a dealer manager fee of up to 2% of the gross offering proceeds as compensation for acting as the dealer manager. We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. Selected broker-dealers will receive selling commissions of up to 3% of the gross proceeds of shares sold by such selected broker-dealers in the offering.

The dealer manager, in its sole discretion, may re-allow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the up to 2% dealer manager fee will be 1% of the aggregate gross proceeds from shares sold in the offering.

In addition to selling commissions and dealer manager fees, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses based upon an itemized and detailed invoice. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses.

In addition to selling commissions and dealer manager fees, CIM may pay selling dealers a fee equal to no more than 1% of the net asset value per share per year. Such amounts will not be paid by our shareholders. CIM will cease making these payments to the applicable selling dealer with respect to each share upon the earliest to occur of the following: (i) the date when the aggregate underwriting compensation would exceed that permitted under FINRA Rule 2310 over the life of this offering, which equals 10% of the gross offering proceeds from the sale of shares in this offering; (ii) the date of a liquidity event; (iii) the date that such share is redeemed or is no longer outstanding; (iv) the date when the aggregate selling commission, dealer manager fees, and payments from CIM together equal 8.5% (or such other amount, as determined by CIM) of the actual price paid for such share; or (v) the date when CIM no longer serves as our investment adviser.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering from any source will not exceed 10% of the gross offering proceeds (excluding shares purchased through our fifth amended and restated distribution reinvestment plan). In addition, we will not pay selling commissions or dealer manager fees on shares sold pursuant to our fifth amended and restated distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer manager fees if the shares sold pursuant to our fifth amended and restated distribution reinvestment plan had been issued pursuant to this public offering of shares will be invested in additional shares and thus retained and used by us. Therefore, the net proceeds to us for issuance pursuant to our fifth amended and restated distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

We or our affiliates also may provide permissible forms of non-cash compensation pursuant to FINRA Rule 2310(c) to registered representatives of our dealer manager and the selected broker-dealers, such as: (i) an occasional meal or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target; (ii) the national and regional sales conferences of our selected broker-dealers; (iii) training and education meetings for registered representatives of our selected broker-dealers; and (iv) gifts, the value of which will not exceed an aggregate of $100 per year per participating salesperson, or be preconditioned on achievement of a sales target.

The value of such items of non-cash compensation to selected broker-dealers will be considered underwriting compensation in connection with this offering and will be paid from the dealer manager fee.

To the extent permitted by law and our articles of incorporation, we have agreed to indemnify selected broker-dealers and the dealer manager, against certain liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The selected broker-dealers participating in the offering of our common stock are not obligated to obtain any subscriptions on our behalf and we cannot assure you that any common stock will be sold.

Share Distribution Channels

We expect the dealer manager to use multiple distribution channels to sell our shares. These channels may have different or no selling commissions, and consequently, a different purchase price for the shares.

We also expect to deliver our shares through independent investment advisers (both affiliated and unaffiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors.

Special Discounts

We are offering volume discounts to investors who purchase more than $1,500,000 worth of our shares through the same selected broker-dealer in our offering. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$ 1 – $1,500,000	$9.65	3.0%
$1,500,001 – $3,000,000	$9.55	2.0%
$3,000,001 – $4,500,000	$9.45	1.0%
$4,500,001 and up	$9.35	0.0%

(1)	Assumes a $9.65 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $9.65, a purchase of $4.75 million would result in a weighted average purchase price of approximately $9.54 per share as shown below:

•	$1,500,000 at $9.65 per share = 155,440.415 shares (3% selling commission + 2% dealer manager fee);
•	$1,500,000 at $9.55 per share = 157,076.629 shares (2% selling commission + 2% dealer manager fee);
•	$1,500,000 at $9.45 per share = 158,712.844 shares (1% selling commission + 2% dealer manager fee); and
•	$250,000 at $9.35 per share = 26,724.843 shares (0% selling commission + 2% dealer manager fee).

To qualify for a volume discount as a result of multiple purchases of our shares you must use the same selected broker-dealer and you must mark the “Additional Purchase” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Purchase” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering through the same selected broker-dealer.

•	To the extent purchased through the same selected broker-dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:
❑	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
❑	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
❑	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and
❑	all commingled trust funds maintained by a given bank.

In the event that a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only common stock purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our fifth amended and restated distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

We may pay reduced or no selling commissions in connection with the sale of shares of our common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their selected broker-dealer that no selling commissions will be payable with respect to the purchase of their shares: (1) if the investor has engaged the services of a registered investment adviser or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (2) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Neither the dealer manager nor its affiliates are expected to directly or indirectly compensate any person engaged as an investment adviser or a bank trust department by a potential investor to induce such investment adviser or bank trust department to advise favorably for an investment in shares of our common stock.

Other Discounts

The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our common stock. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

In addition, our executive officers and directors and their immediate family members, as well as officers and employees of CIM and Apollo and their respective affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our articles of incorporation, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the selling commission and the dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to selected broker-dealers and registered investments advisers, and any of their associated persons purchasing for their own account or their IRAs or qualified plans, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fees payable in connection with sales to such institutional investors and affiliates. CIM and Apollo and their respective affiliates will be expected to hold their shares of our common stock purchased as shareholders for investment and not with a view towards distribution.

Transfer on Death Designation

You have the option of placing a transfer on death, or “TOD,” designation on your common stock purchased in this offering. A TOD designation transfers ownership of your common stock to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the common stock. However, this option is not available to residents of the states of Louisiana or Texas. If you would like to place a TOD designation on your common stock, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will submit all supplemental sales material to the SEC for review prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting the prospectus;
•	brochures containing a summary description of this offering;
•	fact sheets describing our general nature and our investment objective;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and
•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by CIM or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in supplemental sales materials prepared by us will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials, including any third-party reprints, do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

ALTERNATIVE INVESTMENTS

Financial planners generally recommend that investors hold a diversified investment portfolio, including traditional investments, such as stocks, bonds and mutual funds, and alternative investments. The objective of this strategy is to reduce the overall portfolio risk and volatility of an investor’s wealth portfolio while achieving acceptable rates of return.

An investment in an unlisted BDC may be regarded as an alternative investment. The appropriate proportion of an investor’s wealth portfolio that should be held in alternative investments will vary from investor to investor. You should consult your financial advisor regarding asset allocation strategies.

As a wealth management strategy, an unlisted BDC may be appropriate for certain investors for reasons that include:

•	Portfolio diversification. An investment in an unlisted BDC may provide diversification between alternative and other forms of investments. It may also provide diversification among your alternative investments.
•	Non-correlation. BDCs that are not listed on stock exchanges may exhibit little or no correlation to listed stock or bond markets.
•	Access to private equity-type investing. A BDC advised by an experienced manager may provide investors with access to investments typically associated with private equity investing.
•	Distributions. A BDC frequently authorizes and declares regular cash distributions. In addition, a BDC that also elects to be treated as a RIC must distribute at least 90% of its investment company taxable income.
•	Potential for capital growth. BDCs may offer the potential for growth of invested capital as the result of reinvesting the proceeds from earlier investments to compound the return achieved from such earlier investments.
•	Secured Loans. BDCs like ours may invest in loans that are secured by all of the portfolio company’s assets.
•	Potential inflation and recession hedge. The loans that a debt-focused BDC like us typically targets are based on a floating rate of interest that typically may rise in conjunction with higher inflation, which can benefit transactions that are closed prior to or at the beginning of inflationary periods. In a recession, credit may tighten as traditional financing sources increase financing standards and/or stop providing financing altogether. This could increase the pool of favorable investments for debt-focused BDCs that have capital on hand to invest.
•	Tax advantages. BDCs that elect to be treated as a RIC generally do not pay corporate-level federal income taxes on income that is distributed to shareholders, which enhances the after-tax return that investors receive from investments in such BDCs. See “Material U.S. Federal Income Tax Consequences.”

We expect to exhibit some or all of the characteristics described above. Before considering any investment in our common stock, you should first consult with your financial advisor and read and understand this prospectus, including the section entitled “Risk Factors.” You must also meet the general and State specific suitability standards as set out in this prospectus. See “Suitability Standards.”

LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our shareholders within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a publicly-traded company. We refer to the aforementioned scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common stock repurchased, subject to certain restrictions and limitations, at a price equal to the estimated net asset value per share on each date of repurchase. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. It is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. No shareholder will have the right to require us to repurchase his or her common stock or any portion thereof. Because no public market will exist for our common stock, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of common stock to other eligible investors.

Beginning in the first quarter of 2014, we began offering, and on a quarterly basis thereafter we intend to continue offering, to repurchase common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase common stock, we generally conduct repurchases on the same date that we hold the first weekly closing in a calendar month for the sale of common stock in this offering. The offer to repurchase common stock is conducted solely through tender offer materials and is not being made through this prospectus.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to continue offering to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase common stock. In addition, we limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares of common stock that we offer to repurchase may be less in light of the limitations noted above. We offer to repurchase such common stock on each date of repurchase at a price equal to the estimated net asset value per share on each date of repurchase.

The following table reflects certain information regarding the tender offers that we have conducted to date (in thousands, except share and per share amounts):

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
March 31, 2014	April 2, 2014	4,881	100%	$9.41	$46
June 30, 2014	July 2, 2014	15,611	100%	9.41	147
September 30, 2014	October 1, 2014	31,048	100%	9.41	292
December 31, 2014	January 7, 2015	48,947	100%	9.41	460
March 31, 2015	April 1, 2015	42,289	100%	9.41	398
June 30, 2015	July 1, 2015	449,537	100%	9.41	4,228
September 30, 2015	October 7, 2015	219,147	100%	9.18	2,012
December 31, 2015	January 4, 2016	272,148	100%	8.96	2,437
March 31, 2016	April 6, 2016	674,429	100%	8.64	5,827
June 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
September 30, 2016	October 5, 2016	619,240	100%	9.05	5,601
December 31, 2016	January 4, 2017	814,223	100%	9.05	7,369
March 31, 2017	April 5, 2017	1,137,234	100%	9.12	10,373
Total		4,778,550			$43,157

If you wish to tender your common stock to be repurchased, you must tender at least 25% of the common stock you purchased in the offering. If you choose to tender only a portion of your common stock, you must maintain a minimum balance of $5,000 worth of common stock following a tender of common stock for repurchase. If the amount of repurchase requests exceeds the number of shares of common stock we seek to repurchase, we will repurchase common stock on a pro-rata basis. As a result, we may repurchase less than the full amount of common stock that you request to have repurchased. To the extent you seek to tender all of the shares you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of shares of less than $5,000 following such repurchase. If we do not repurchase the full amount of your common stock that you have requested to be repurchased, or we determine not to make repurchases of our common stock, you may not be able to dispose of your common stock, even if we underperform. Any periodic repurchase offers are subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

Our board of directors requires that we repurchase common stock or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your common stock by us are paid in cash. Repurchases are effective after receipt and acceptance by us of all eligible written tenders of common stock from our shareholders.

When we offer to repurchase common stock or fractions thereof, tender offer materials will be available to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our shareholders remains open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we make available to our shareholders, we include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which common stock may be tendered) made available to our shareholders, we will make available revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which common stock may be tendered is changed, we will extend the tender offer period by a minimum of an additional 10 business days.

In order to submit common stock to be tendered, shareholders are required to complete a letter of transmittal, which is included in the materials made available to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If we have not accepted common stock for payment, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase common stock, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the U.S., Maryland or any other relevant jurisdiction.

While we have conducted quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

In the event that CIM or any of its affiliates holds common stock in the capacity of a shareholder, any such affiliates may tender common stock for repurchase in connection with any repurchase offer we make on the same basis as any other shareholder. CIG will not tender its common stock for repurchase as long as CIM remains our investment adviser.

We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program to permit us to repurchase shares at a price other than net asset value.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank, N.A. The address of the custodian is: One Federal Street, Boston, MA 02110. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, 9th Floor, Kansas City, MO 64105-1594 and its telephone number is (877) 628-6575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, CIM is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. CIM does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While CIM will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, CIM may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if CIM determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, New York, New York.

EXPERTS

The audited consolidated balance sheets of CĪON Investment Corporation, including the consolidated schedules of investments, as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2016 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and the shares of common stock being offered by this prospectus.

Any shareholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding shareholders’ right to access our records.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of CĪON Investment Corporation and its affiliated companies. This notice supersedes any other privacy notice you may have received from CĪON Investment Corporation.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of CIM. It is our policy that only authorized officers and employees of CIM and its affiliates who need to know your personal information will have access to it.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CĪON Investment Corporation

We have audited the accompanying consolidated balance sheets of CĪON Investment Corporation (the Company), including the consolidated schedules of investments, as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2016 and 2015, by correspondence with the custodian and others, or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CĪON Investment Corporation at December 31, 2016 and 2015, and the consolidated results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 15, 2017

CĪON Investment Corporation
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2016	December 31, 2015
Assets
Investments, at fair value (amortized cost of $1,096,948 and $699,036, respectively)	$1,089,478	$669,799
Derivative assets (cost of $229)	46	—
Cash	15,046	39,741
Restricted cash	2,000	2,000
Due from counterparty(1)	143,335	226,316
Receivable for common stock purchased	—	5,459
Interest receivable on investments	6,689	5,973
Receivable due on investments sold	—	50
Receivable due on total return swap(1)	4,187	6,175
Prepaid expenses and other assets	282	243
Total assets	$1,261,063	$955,756
Liabilities and Shareholders’ Equity
Liabilities
Payable for investments purchased	$15,837	$9,800
Credit facility payable (net of unamortized debt issuance costs of $3,212)	221,211	—
Accounts payable and accrued expenses	1,476	692
Interest payable	864	—
Commissions payable for common stock purchased ($0 and $171 to CION Securities, LLC, respectively)	2	474
Accrued management fees	5,781	4,430
Accrued administrative services expense	682	617
Accrued recoupment of expense support from CIG(2)	—	480
Due to CIG – offering, organizational and other costs(3)	45	37
Unrealized depreciation on total return swap(1)	15,402	34,900
Total liabilities	261,300	51,430
Commitments and contingencies (Note 4 and Note 11)
Shareholders’ Equity
Common stock, $0.001 par value; 500,000,000 shares authorized; 109,787,557 and 103,814,361 shares issued and outstanding, respectively	110	104
Capital in excess of par value	1,021,280	968,359
Undistributed net investment income	1,428	—
Accumulated net unrealized depreciation on investments	(7,653)	(29,237)
Accumulated net unrealized depreciation on total return swap(1)	(15,402)	(34,900)
Total shareholders’ equity	999,763	904,326
Total liabilities and shareholders’ equity	$1,261,063	$955,756
Net asset value per share of common stock at end of period	$9.11	$8.71

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	See Note 4 for a discussion of expense support from CION Investment Group, LLC (formerly, ICON Investment Group, LLC), or CIG, and recoupment of expense support.
(3)	See Note 2 for a discussion of offering, organizational and other costs submitted to the Company for reimbursement by CIG and its affiliates.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2016	2015	2014
Investment income
Interest income	$79,892	$51,994	$17,314
Fee and other income	698	815	399
Total investment income	80,590	52,809	17,713
Operating expenses
Management fees	20,092	14,827	6,132
Administrative services expense	1,834	1,900	1,792
Capital gains incentive fee(1)	—	—	(757)
Offering, organizational and other costs – CIG(2)	—	—	1,012
General and administrative(3)	6,717	6,248	4,272
Interest expense	3,569	405	—
Total operating expenses	32,212	23,380	12,451
Expense support from CIG(4)	—	—	(1,880)
Recoupment of expense support from CIG(4)	667	4,667	622
Net operating expenses	32,879	28,047	11,193
Net investment income	47,711	24,762	6,520
Realized and unrealized gains (losses)
Net realized gain on investments	2,725	1,121	1,538
Net realized loss on foreign currency	(4)	—	—
Net change in unrealized appreciation (depreciation) on investments	21,584	(27,587)	(2,754)
Net realized gain on total return swap(5)	28,159	30,753	16,989
Net change in unrealized appreciation (depreciation) on total return swap(5)	19,498	(30,491)	(5,958)
Total net realized and unrealized gains (losses)	71,962	(26,204)	9,815
Net increase (decrease) in net assets resulting from operations	$119,673	$(1,442)	$16,335
Per share information – basic and diluted
Net increase (decrease) in net assets per share resulting from operations	$1.13	$(0.02)	$0.49
Weighted average shares of common stock outstanding	105,951,017	78,501,760	33,630,690

(1)	See Note 2 and Note 4 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fee.
(2)	See Note 2 for a discussion of offering, organizational and other costs submitted to the Company for reimbursement by CIG and its affiliates.
(3)	See Note 10 for details of the Company’s general and administrative expenses.
(4)	See Note 4 for a discussion of expense support from CIG and recoupment of expense support.
(5)	See Note 7 for a discussion of the Company’s total return swap agreement.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Statements of Changes in Net Assets
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2016	2015	2014
Changes in net assets from operations:
Net investment income	$47,711	$24,762	$6,520
Net realized gain on investments	2,725	1,121	1,538
Net realized loss on foreign currency	(4)	—	—
Net change in unrealized appreciation (depreciation) on investments	21,584	(27,587)	(2,754)
Net realized gain on total return swap(1)	28,159	30,753	16,989
Net change in unrealized appreciation (depreciation) on total return swap(1)	19,498	(30,491)	(5,958)
Net increase (decrease) in net assets resulting from operations	119,673	(1,442)	16,335
Changes in net assets from shareholders’ distributions:(2)
Net investment income	(45,549)	(24,762)	(6,020)
Net realized gain on total return swap
Net interest and other income from TRS portfolio	(26,273)	(30,281)	(14,650)
Net gain on TRS loan sales	(2,916)	(472)	(2,339)
Net realized gain on investments and foreign currency	(2,721)	(1,121)	(1,538)
Distributions in excess of net investment income(3)	—	(632)	—
Net decrease in net assets from shareholders’ distributions	(77,459)	(57,268)	(24,547)
Changes in net assets from capital share transactions:
Issuance of common stock, net of issuance costs of $2,823, $43,746 and $33,965, respectively	32,008	443,858	346,518
Reinvestment of shareholders’ distributions	39,047	29,886	13,997
Repurchase of common stock	(17,832)	(7,097)	(485)
Net increase in net assets resulting from capital share transactions	53,223	466,647	360,030
Total increase in net assets	95,437	407,937	351,818
Net assets at beginning of period	904,326	496,389	144,571
Net assets at end of period	$999,763	$904,326	$496,389
Net asset value per share of common stock at end of period	$9.11	$8.71	$9.22
Shares of common stock outstanding at end of period	109,787,557	103,814,361	53,818,629
Undistributed net investment income at end of period	$1,428	$—	$—

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	This table presents changes in net assets from shareholders’ distributions on a GAAP basis. See Note 5 for a discussion of the sources of distributions paid by the Company and Note 14 for the sources of distributions paid by the Company on a tax basis.
(3)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2016	2015	2014
Operating activities:
Net increase (decrease) in net assets resulting from operations	$119,673	$(1,442)	$16,335
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net accretion of discount on investments	(2,763)	(1,025)	(395)
Proceeds from principal repayment of investments	194,124	41,828	50,310
Purchase of investments	(569,003)	(438,217)	(403,742)
(Increase) decrease in short term investments, net	(51,606)	(8,542)	1,034
Paid-in-kind interest	(1,255)	—	—
Proceeds from sale of investments	34,951	71,605	94,182
Net realized gain on investments	(2,725)	(1,121)	(1,538)
Net unrealized (appreciation) depreciation on investments	(21,584)	27,587	2,754
Net unrealized (appreciation) depreciation on total return swap(1)	(19,498)	30,491	5,958
Amortization of debt issuance costs	529	186	—
(Increase) decrease in due from counterparty(1)	82,981	(97,928)	(87,684)
(Increase) decrease in expense support from CIG, net(2)	—	—	545
(Increase) decrease in interest receivable on investments	(580)	(3,789)	(1,769)
(Increase) decrease in receivable due on investments sold	50	(50)	535
(Increase) decrease in receivable due on total return swap(1)	1,988	(1,618)	(2,755)
(Increase) decrease in prepaid expenses and other assets	134	(26)	(26)
Increase (decrease) in payable for investments purchased	6,037	5,694	644
Increase (decrease) in accounts payable and accrued expenses	777	177	(94)
Increase (decrease) in interest payable	864	—	—
Increase (decrease) in accrued management fees	1,351	3,399	1,031
Increase (decrease) in accrued administrative services expense	65	47	570
Increase (decrease) in due to CIG – offering, organizational and other costs(3)	8	(447)	(66)
Increase (decrease) in accrued recoupment of expense support from CIG(2)	(480)	480	—
Increase (decrease) in accrued capital gains incentive fee	—	—	(530)
Net cash used in operating activities	(225,962)	(372,711)	(324,701)
Financing activities:
Gross proceeds from issuance of common stock	40,290	483,604	379,024
Commissions and dealer manager fees paid	(3,295)	(43,869)	(33,368)
Repurchase of common stock	(17,832)	(7,097)	(485)
Shareholders’ distributions paid(4)	(38,412)	(27,382)	(11,446)
Borrowings under credit facilities(5)	242,423	32,000	—
Repayment of credit facilities(5)	(18,000)	(32,000)	—
Debt issuance costs paid	(3,907)	(278)	—
Net cash provided by financing activities	201,267	404,978	333,725
Net (decrease) increase in cash and restricted cash	(24,695)	32,267	9,024
Cash and restricted cash, beginning of period	41,741	9,474	450
Cash and restricted cash, end of period	$17,046	$41,741	$9,474
Supplemental disclosure of cash flow information
Cash paid for interest	$2,175	$219	$—
Supplemental non-cash financing activities:
Reinvestment of shareholders’ distributions(4)	$39,047	$29,886	$13,997

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	See Note 4 for a discussion of expense support from CIG and recoupment of expense support.
(3)	See Note 2 for a discussion of offering, organizational and other costs submitted to the Company for reimbursement by CIG and its affiliates.
(4)	See Note 5 for a discussion of the sources of distributions paid by the Company.
(5)	See Note 8 for a discussion of the Company’s credit facilities.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Senior Secured First Lien Debt – 49.0%
AbelConn, LLC/Atrenne Computing Solutions, LLC/Airco Industries, LLC, L+850, 1.00% LIBOR Floor, 7/17/2019(j)	3 Month LIBOR	Aerospace & Defense	$22,112	$21,702	$21,780
Adams Publishing Group, LLC, L+700, 1.00% LIBOR Floor, 11/3/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	3,892	3,818	3,833
American Clinical Solutions LLC, L+950, 1.00% LIBOR Floor, 6/11/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	9,034	8,908	8,492
American Media, Inc., L+750, 1.00% LIBOR Floor, 8/24/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	11,467	11,150	11,123
American Media, Inc., 0.50% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	505	(15)	(15)
American Media, Inc., 7.50%, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	206	(6)	(6)
American Teleconferencing Services, Ltd., L+650, 1.00% LIBOR Floor, 12/8/2021(n)	3 Month LIBOR	Telecommunications	19,248	17,475	18,863
AMPORTS, Inc., L+500, 1.00% LIBOR Floor, 5/19/2020(j)	3 Month LIBOR	Automotive	19,100	18,743	18,718
Blue Ribbon, LLC, L+400, 1.00% LIBOR Floor, 11/15/2021(i)	3 Month LIBOR	Beverage, Food & Tobacco	9,975	9,975	9,972
CF Entertainment Inc., L+1100, 1.00% LIBOR Floor, 6/26/2020(n)	3 Month LIBOR	Media: Diversified & Production	17,094	17,057	17,094
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC, L+875, 1.00% LIBOR Floor, 10/31/2019(n)	3 Month LIBOR	Construction & Building	10,387	10,241	10,218
ECI Acquisition Holdings, Inc., L+625, 1.00% LIBOR Floor, 3/11/2019(n)	3 Month LIBOR	High Tech Industries	8,517	8,493	8,517
Elemica, Inc., L+800, 1.00% LIBOR Floor, 7/7/2021(n)	1 Month LIBOR	High Tech Industries	17,413	17,005	16,977
Elemica, Inc., 0.50% Unfunded, 7/7/2021(e)	None	High Tech Industries	2,500	(57)	(62)
EnTrans International, LLC, L+750, 1.00% LIBOR Floor, 6/4/2020	3 Month LIBOR	Capital Equipment	13,594	9,977	10,331
F+W Media, Inc., L+950, 1.25% LIBOR Floor, 6/30/2019(n)	3 Month LIBOR	Media: Diversified & Production	7,280	7,092	6,006
Forbes Media LLC, L+675, 1.00% LIBOR Floor, 9/12/2019(j)	1 Month LIBOR	Media: Advertising, Printing & Publishing	15,000	14,621	14,400
Ignite Restaurant Group, Inc., L+700, 1.00% LIBOR Floor, 2/13/2019(n)	3 Month LIBOR	Beverage, Food & Tobacco	10,482	10,400	10,167
Infinity Sales Group, LLC, L+1050, 1.00% LIBOR Floor, 11/21/2018(n)	1 Month LIBOR	Services: Business	8,214	7,550	7,372
Infogroup Inc., L+550, 1.50% LIBOR Floor, 5/26/2018(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	15,578	15,277	15,451
InterGen N.V., L+450, 1.00% LIBOR Floor, 6/12/2020(h)(i)	3 Month LIBOR	Energy: Electricity	1,182	1,156	1,153
Intertain Group Ltd., L+650, 1.00% LIBOR Floor, 4/8/2022(h)(n)	3 Month LIBOR	Hotel, Gaming & Leisure	1,765	1,736	1,780
Ipsen International GmbH, L+800, 1.00% LIBOR Floor, 9/30/2019(h)(j)	1 Month LIBOR	Capital Equipment	1,422	1,429	1,429
Ipsen, Inc., L+700, 1.00% LIBOR Floor, 9/30/2019(j)	1 Month LIBOR	Capital Equipment	8,095	8,002	8,035
ITC Service Group Acquisition LLC, L+950, 0.50% LIBOR Floor, 5/26/2021(j)	1 Month LIBOR	High Tech Industries	11,250	11,035	11,081
KPC Health Care, Inc., L+925, 1.00% LIBOR Floor, 8/28/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	7,544	7,401	7,809

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Labvantage Solutions Inc., L+800, 1.00% LIBOR Floor, 12/29/2020(n)	3 Month LIBOR	High Tech Industries	$4,875	$4,829	$4,863
Labvantage Solutions Ltd., E+800, 1.00% EURIBOR Floor, 12/29/2020(h)	3 Month EURIBOR	High Tech Industries	€4,495	5,005	4,728
Lift Brands, Inc., L+800, 1.00% LIBOR Floor, 12/23/2019(n)	3 Month LIBOR	Services: Consumer	9,548	9,438	9,477
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(e)	3 Month LIBOR	Services: Business	9,994	9,587	9,894
Nathan’s Famous Inc., 10.00%, 3/15/2020(h)(n)	None	Beverage, Food & Tobacco	6,000	6,000	6,540
Nextech Systems, LLC, L+725, 1.00% LIBOR Floor, 6/22/2021(j)(n)	1 Month LIBOR	High Tech Industries	15,642	15,062	15,330
NWN Acquisition Holding Company LLC, L+1000, 1.00% LIBOR Floor, 10/16/2020(j)	3 Month LIBOR	High Tech Industries	13,717	13,357	13,271
Pacific Coast Holding Investment LLC, L+970, 2.00% LIBOR Floor, 2/14/2017	1 Month LIBOR	Healthcare & Pharmaceuticals	5,250	5,242	5,250
Petroflow Energy Corporation, L+800, 1.00% LIBOR Floor, 6/29/2019(q)	3 Month LIBOR	Energy: Oil & Gas	4,895	4,618	4,601
Plano Molding Company, LLC, L+700, 1.00% LIBOR Floor, 5/12/2021(n)	2 Month LIBOR	Consumer Goods: Non-Durable	8,840	8,772	8,611
Rimini Street, Inc., 15.00%, 6/24/2020(m)(q)	None	High Tech Industries	19,822	19,556	19,426
Sequoia Healthcare Management, LLC, 16.00%, 7/17/2019(n)(q)	None	Healthcare & Pharmaceuticals	6,511	6,405	6,397
Shift PPC LLC, L+600, 1.00% LIBOR Floor, 12/22/2021	3 Month LIBOR	High Tech Industries	9,500	9,266	9,265
SmartBear Software Inc., L+750, 1.00% LIBOR Floor, 12/30/2020(n)	3 Month LIBOR	High Tech Industries	18,588	18,271	18,727
Southcross Holdings Borrower LP, 9.00%, 4/13/2023(q)	None	Energy: Oil & Gas	172	151	135
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 1/21/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,281	12,194	12,158
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 7/21/2020(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	128	126	127
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019(n)	3 Month LIBOR	Energy: Oil & Gas	7,306	6,849	5,406
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/30/2020(e)(n)	1 Month LIBOR	Hotel, Gaming & Leisure	15,143	15,004	15,143
Telestream Holdings Corp., L+677, 1.00% LIBOR Floor, 1/15/2020(j)(n)	3 Month LIBOR	High Tech Industries	7,154	7,027	7,011
Tenere Inc., L+1000, 1.00% LIBOR Floor, 12/23/2021	3 Month LIBOR	Capital Equipment	32,000	31,219	31,199
Therapure Biopharma Inc., L+875, 0.50% LIBOR Floor, 12/1/2021(h)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,925	14,925
WD Wolverine Holdings, LLC, L+550, 1.00% LIBOR Floor, 10/17/2023(i)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,000	1,960	1,946
Worley Claims Services, LLC, L+800, 1.00% LIBOR Floor, 10/31/2020(n)	1 Month LIBOR	Services: Business	20,115	19,925	20,015
Zywave Inc., L+500, 1.00% LIBOR Floor, 11/17/2022	3 Month LIBOR	High Tech Industries	5,000	4,951	4,950
Total Senior Secured First Lien Debt				489,904	489,913

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Senior Secured Second Lien Debt – 43.4%
ABG Intermediate Holdings 2 LLC, L+850, 1.00% LIBOR Floor, 5/27/2022(e)(m)(n)	3 Month LIBOR	Retail	$18,666	$18,365	$18,852
Access CIG, LLC, L+875, 1.00% LIBOR Floor, 10/17/2022(m)	3 Month LIBOR	Services: Business	16,030	15,460	15,549
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,205	9,568
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2021(n)	3 Month LIBOR	Construction & Building	4,933	4,889	4,983
AmWINS Group, LLC, L+850, 1.00% LIBOR Floor, 9/4/2020(n)	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,825	3,852	3,878
Confie Seguros Holding II Co., L+900, 1.25% LIBOR Floor, 5/8/2019	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	13,827	13,365	13,758
Conisus, LLC, L+875, 1.00% LIBOR Floor, 6/23/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	11,750	9,604	9,517
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(h)	3 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,460	9,120
EISI LLC, L+850, 1.00% LIBOR Floor, 9/23/2020(m)(n)	3 Month LIBOR	High Tech Industries	20,000	19,761	19,400
Elements Behavioral Health, Inc., L+1200, 1.00% LIBOR Floor, 2/11/2020(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,701	5,668	4,561
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(h)(n)	3 Month LIBOR	Environmental Industries	3,000	2,978	2,595
Flexera Software LLC, L+700, 1.00% LIBOR Floor, 4/2/2021	1 Month LIBOR	High Tech Industries	9,385	9,128	9,291
Genex Holdings, Inc., L+775, 1.00% LIBOR Floor, 5/30/2022(n)	1 Month LIBOR	Services: Business	11,410	11,331	11,011
Global Tel*Link Corp., L+775, 1.25% LIBOR Floor, 11/23/2020	3 Month LIBOR	Telecommunications	9,500	9,488	9,254
Infiltrator Water Technologies, LLC, L+875, 1.00% LIBOR Floor, 5/26/2023(n)	3 Month LIBOR	Construction & Building	13,917	13,732	13,986
Institutional Shareholder Services Inc., L+850, 1.00% LIBOR Floor, 4/30/2022(i)(n)	2 Month LIBOR	Services: Business	10,648	10,534	10,542
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022(n)	3 Month LIBOR	Services: Business	3,380	3,328	3,304
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023(e)	3 Month LIBOR	Services: Business	5,488	5,385	5,406
Mississippi Sand, LLC, L+1000, 1.00% LIBOR Floor, 11/21/2019	3 Month LIBOR	Metals & Mining	13,196	10,899	11,349
Mitchell International, Inc., L+750, 1.00% LIBOR Floor, 10/11/2021(m)(n)	1 Month LIBOR	High Tech Industries	14,909	14,476	14,825
MSC.Software Corp., L+750, 1.00% LIBOR Floor, 6/1/2021(m)	3 Month LIBOR	High Tech Industries	15,000	14,832	15,019
MWI Holdings, Inc., L+925, 1.00% LIBOR Floor, 12/28/2020(n)	3 Month LIBOR	Construction & Building	10,000	9,773	9,950
Navex Global, Inc., L+875, 1.00% LIBOR Floor, 11/18/2022(m)(n)	12 Month LIBOR	High Tech Industries	16,245	16,031	15,920
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,136	12,065
Patterson Medical Supply, Inc., L+850, 1.00% LIBOR Floor, 8/28/2023(n)	2 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,378	13,095
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021(m)	3 Month LIBOR	Chemicals, Plastics & Rubber	3,469	3,478	3,396
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,729	14,737

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
PetVet Care Centers, LLC, L+850, 1.00% LIBOR Floor, 6/17/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	$13,500	$13,097	$13,095
Pike Corp., L+850, 1.00% LIBOR Floor, 6/22/2022(n)	1 Month LIBOR	Energy: Electricity	12,500	12,354	12,562
Premiere Global Services, Inc., L+950, 1.00% LIBOR Floor, 6/6/2022	3 Month LIBOR	Telecommunications	3,000	2,882	2,895
PSC Industrial Holdings Corp., L+825, 1.00% LIBOR Floor, 12/5/2021(n)	3 Month LIBOR	Services: Business	10,000	9,842	9,450
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	4,500	4,479	4,399
SMG, L+825, 1.00% LIBOR Floor, 2/27/2021(n)	3 Month LIBOR	Hotel, Gaming & Leisure	6,142	6,142	6,126
Sterling Midco Holdings, Inc., L+775, 1.00% LIBOR Floor, 6/19/2023(n)	3 Month LIBOR	Services: Business	10,462	10,432	10,226
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023(n)	3 Month LIBOR	Services: Business	10,000	9,869	9,400
Survey Sampling International, LLC, L+900, 1.00% LIBOR Floor, 12/16/2021(m)	3 Month LIBOR	Services: Business	15,000	14,763	14,700
Telecommunications Management, LLC, L+800, 1.00% LIBOR Floor, 10/30/2020(n)	3 Month LIBOR	Media: Broadcasting & Subscription	1,606	1,573	1,564
TexOak Petro Holdings LLC, 8.00%, 12/29/2019(q)	None	Energy: Oil & Gas	6,728	1,549	2,590
TMK Hawk Parent, Corp., L+750, 1.00% LIBOR Floor, 10/1/2022(n)	3 Month LIBOR	Beverage, Food & Tobacco	15,000	14,880	14,925
TouchTunes Interactive Networks, Inc, L+825, 1.00% LIBOR Floor, 5/29/2022	3 Month LIBOR	Hotel, Gaming & Leisure	6,000	5,943	5,925
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,819	8,900
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022(n)	3 Month LIBOR	Automotive	16,000	15,881	15,680
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022(n)	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,544	12,054
Zywave Inc., L+900, 1.00% LIBOR Floor, 11/17/2023	3 Month LIBOR	High Tech Industries	5,000	4,926	4,925
Total Senior Secured Second Lien Debt				437,240	434,347
Collateralized Securities and Structured Products – Debt – 3.8%
Deutsche Bank AG Frankfurt CRAFT 2013-1A Class Credit Linked Note, L+925, 4/17/2020(h)	3 Month LIBOR	Diversified Financials	2,000	2,022	1,980
Deutsche Bank AG Frankfurt CRAFT 2013-1X Class Credit Linked Note, L+925, 4/17/2020(h)	3 Month LIBOR	Diversified Financials	610	616	604
Deutsche Bank AG Frankfurt CRAFT 2014-1 Class Credit Linked Note, L+965, 5/15/2019(h)	3 Month LIBOR	Diversified Financials	5,400	5,400	5,292
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925, 1/16/2022(h)	3 Month LIBOR	Diversified Financials	15,500	15,500	14,880
Great Lakes CLO 2014-1, Ltd. Class E Notes, L+525, 4/15/2025(g)(h)	3 Month LIBOR	Diversified Financials	5,000	4,615	4,484
Ivy Hill Middle Market Credit Fund VII, Ltd. Class E Notes, L+565, 10/20/2025(g)(h)	3 Month LIBOR	Diversified Financials	2,000	1,879	1,799
JFIN CLO 2014, Ltd. Class E Notes, L+500, 4/20/2025(g)(h)	3 Month LIBOR	Diversified Financials	2,500	2,345	2,303

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
NXT Capital CLO 2014-1, LLC Class E Notes, L+550, 4/23/2026(g)(h)	3 Month LIBOR	Diversified Financials	$7,500	$7,094	$6,772
Total Collateralized Securities and Structured Products – Debt				39,471	38,114
Collateralized Securities and Structured Products – Equity – 3.5%
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes, 4.57% Estimated Yield, 1/13/2025(h)	(f)	Diversified Financials	4,000	2,882	2,622
APIDOS CLO XVI Subordinated Notes, 3.28% Estimated Yield, 1/19/2025(h)	(f)	Diversified Financials	9,000	4,704	3,099
CENT CLO 19 Ltd. Subordinated Notes, 8.68% Estimated Yield, 10/29/2025(h)	(f)	Diversified Financials	2,000	1,330	1,182
Dryden XXIII Senior Loan Fund Subordinated Notes, 1.40% Estimated Yield, 7/17/2023(h)	(f)	Diversified Financials	9,250	4,726	4,135
Galaxy XV CLO Ltd. Class A Subordinated Notes, 8.72% Estimated Yield, 4/15/2025(h)	(f)	Diversified Financials	4,000	2,424	2,323
Ivy Hill Middle Market Credit Fund VII, Ltd. Subordinated Notes, 8.80% Estimated Yield, 10/20/2025(h)	(f)	Diversified Financials	2,000	1,654	1,478
Ivy Hill Middle Market Credit Fund VIII, Ltd. Subordinated Loan, 10.35% Estimated Yield, 2/2/2026(e)(h)	(f)	Diversified Financials	10,000	9,940	9,773
Ivy Hill Middle Market Credit Fund IX, Ltd. Subordinated Notes, 14.59% Estimated Yield, 10/18/2025(h)	(f)	Diversified Financials	8,146	6,106	6,239
Ivy Hill Middle Market Credit Fund X, Ltd. Subordinated Notes, 11.50% Estimated Yield, 7/24/2027(h)	(f)	Diversified Financials	4,760	3,947	3,797
Total Collateralized Securities and Structured Products – Equity				37,713	34,648
Unsecured Debt – 1.7%
American Tire Distributors, Inc., 10.25%, 3/1/2022	None	Automotive	5,000	4,871	4,794
Flex Acquisition Company, Inc., L+700, 1.00% LIBOR Floor, 12/29/2017	1 Month LIBOR	Containers, Packaging & Glass	3,833	3,814	3,845
Radio One, Inc., 9.25%, 2/15/2020	None	Media: Broadcasting & Subscription	9,000	8,605	8,212
Total Unsecured Debt				17,290	16,851
Equity – 0.5%
Mooregate ITC Acquisition, LLC, Class A Units(o)		High Tech Industries	500 Units	563	538
NS NWN Acquisition, LLC(o)		High Tech Industries	346 Units	393	337
NSG Co-Invest (Bermuda), LP(h)(o)		Consumer Goods: Durable	1,575 Units	1,000	1,000
Southcross Holdings GP, LLC, Units(o)		Energy: Oil & Gas	188 Units	—	—
Southcross Holdings LP, Class A-II Units(o)		Energy: Oil & Gas	188 Units	75	71
Speed Commerce Investment Part, LLC(o)		High Tech Industries	629 Units	2,640	3,000
Tenere Inc. Warrant(o)		Capital Equipment	N/A	161	161
TexOak Petro Holdings, LLC(o)		Energy: Oil & Gas	60,000 Units	—	—
Total Equity				4,832	5,107

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Short Term Investments – 7.1%(k)
First American Treasury Obligations Fund, Class Z Shares, 0.39%(l)				$70,498	$70,498
Total Short Term Investments				70,498	70,498
TOTAL INVESTMENTS – 109.0%				$1,096,948	1,089,478
LIABILITIES IN EXCESS OF OTHER ASSETS – (9.0%)					(89,715)
NET ASSETS – 100%					$999,763

Counterparty	Instrument	Maturity Date	Notional Amount(d)	Cost(p)	Fair Value(c)
Derivative Asset – 0.0%
Credit Default Swap
JPMorgan Chase Bank, N.A.	Deutsche Bank AG Credit Default Swap	3/20/2017	€22,000	$229	$46
Derivative Liability – (1.5%)
Total Return Swap
Citibank, N.A.	See Note 7	2/18/2017	$407,847	N/A	$(15,402)

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, as amended, or the 1940 Act, except for investments specifically identified as non-qualifying per note h. below. Except for CION/Capitala Senior Loan Fund I, LLC, or CCSLF, the Company does not control and is not an affiliate of any of the portfolio companies in its investment portfolio. Unless specifically identified in note q. below, investments do not contain a paid-in-kind, or PIK, interest provision.
(b)	The 1, 2, 3 and 12 month London Interbank Offered Rate, or LIBOR, rates were 0.77%, 0.82%, 1.00% and 1.69%, respectively, as of December 31, 2016. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2016, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2016. The 3 month Euro Interbank Offered Rate, or EURIBOR, rate was (0.34%) as of December 31, 2016.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9).
(d)	Denominated in U.S. dollars unless otherwise noted.
(e)	As discussed in Note 11, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,119, $711, $2,500, $1,111, $5,274 and $4,127 as of December 31, 2016 to ABG Intermediate Holdings 2 LLC, American Media, Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd., Ministry Brands, LLC and Studio Movie Grill Holdings, LLC, respectively. As of March 9, 2017, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,119, $415, $10,000, $2,500, $1,111 and $4,127 to ABG Intermediate Holdings 2 LLC, American Media, Inc., CF Entertainment Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd. and Studio Movie Grill Holdings, LLC, respectively.
(f)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle’s securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

(g)	Great Lakes CLO 2014-1 Class E Notes, Ivy Hill Middle Market Credit Fund VII Class E Notes and NXT Capital CLO 2014-1 Class E Notes were rated Ba2 on Moody’s credit scale as of December 31, 2016. JFIN CLO 2014 Class E Notes were rated BB on S&P’s credit scale as of December 31, 2016.
(h)	The investment is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2016, 90.5% of the Company’s total assets represented qualifying assets. In addition, as described in Note 7, the Company calculates its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 89.1% of the Company’s total assets represented qualifying assets as of December 31, 2016.
(i)	Position or a portion thereof unsettled as of December 31, 2016.
(j)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional amounts as a result of an arrangement between the Company and other lenders in the syndication in exchange for lower payment priority.
(k)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(l)	7-day effective yield as of December 31, 2016.
(m)	Investment or a portion thereof was pledged as collateral supporting the amounts outstanding, if any, under the revolving credit facility with East West Bank as of December 31, 2016 (see Note 8).
(n)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, 34th Street Funding, LLC, or 34th Street, and was pledged as collateral supporting the amounts outstanding under the credit facility with JPMorgan Chase Bank, National Association, or JPM, as of December 31, 2016 (see Note 8).
(o)	Non-income producing security.
(p)	Represents amortized cost for debt investments, cost for equity investments and premium paid for derivatives.
(q)	For the year ended December 31, 2016, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Portfolio Company	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	All-in-Rate
Elements Behavioral Health, Inc.	Senior Secured Second Lien Debt	—	13.00%	13.00%	$—	$700	$700
Petroflow Energy Corp.	Senior Secured First Lien Debt	3.00%	6.00%	9.00%	$14	$99	$113
Rimini Street, Inc.	Senior Secured First Lien Debt	12.00%	3.00%	15.00%	$1,286	$164	$1,450
Sequoia Healthcare Management, LLC	Senior Secured First Lien Debt	12.00%	4.00%	16.00%	$206	$68	$274
Smile Brands Group, Inc.(r)	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$187	$34	$221
Southcross Holdings Borrower LP(s)	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$2	$6	$8
Spinal USA, Inc./Precision Medical Inc.	Senior Secured First Lien Debt	—	10.50%	10.50%	$—	$3	$3
TexOak Petro Holdings LLC	Senior Secured Second Lien Debt	—	8.00%	8.00%	$—	$181	$181
(r)	Outstanding principal and accrued interest of the underlying loan was fully repaid on August 17, 2016.
(s)	Prior to December 31, 2016, the underlying loan was assigned to the Company and removed from the TRS.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments
December 31, 2015
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount	Amortized Cost	Fair Value(c)
Senior Secured First Lien Debt – 11.5%
Accruent, LLC, L+625, 1.00% LIBOR Floor, 11/25/2019	3 Month LIBOR	High Tech Industries	$2,962	$2,957	$2,933
ECI Acquisition Holdings, Inc., L+625, 1.00% LIBOR Floor, 3/11/2019(d)	3 Month LIBOR	High Tech Industries	8,583	8,548	8,497
F+W Media, Inc., L+725, 1.25% LIBOR Floor, 6/30/2019	3 Month LIBOR	Media: Diversified & Production	10,414	10,090	10,153
Ignite Restaurant Group, Inc., L+700, 1.00% LIBOR Floor, 2/13/2019	3 Month LIBOR	Beverage, Food & Tobacco	11,639	11,510	11,522
Infogroup Inc., L+550, 1.50% LIBOR Floor, 5/26/2018	3 Month LIBOR	Media: Advertising, Printing & Publishing	15,743	15,242	14,956
Intertain Group Ltd., L+650, 1.00% LIBOR Floor, 4/8/2022(g)	3 Month LIBOR	Hotel, Gaming & Leisure	1,993	1,956	1,963
Nathan’s Famous Inc., 10.00%, 3/15/2020(g)	None	Beverage, Food & Tobacco	6,000	6,000	6,248
Panda Sherman Power, LLC, L+750, 1.50% LIBOR Floor, 9/14/2018	3 Month LIBOR	Energy: Electricity	4,243	4,215	3,840
Plano Molding Company, LLC, L+600, 1.00% LIBOR Floor, 5/12/2021	3 Month LIBOR	Consumer Goods: Non-Durable	10,945	10,842	10,726
Smile Brands Group, Inc., L+775, 1.25% LIBOR Floor, 8/16/2019(l)	3 Month LIBOR	Healthcare & Pharmaceuticals	3,678	3,623	2,630
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019	3 Month LIBOR	Energy: Oil & Gas	7,381	6,785	6,274
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/10/2018(d)	3 Month LIBOR	Hotel, Gaming & Leisure	18,625	18,538	18,625
TOPPS Company, Inc., L+600, 1.25% LIBOR Floor, 10/2/2018	3 Month LIBOR	Consumer Goods: Non-Durable	3,310	3,273	3,248
US Joiner Holding Company, L+600, 1.00% LIBOR Floor, 4/16/2020	3 Month LIBOR	Capital Equipment	2,598	2,568	2,572
Total Senior Secured First Lien Debt				106,147	104,187
Senior Secured Second Lien Debt – 50.2%
ABG Intermediate Holdings 2 LLC, L+850, 1.00% LIBOR Floor, 5/27/2022(d)	3 Month LIBOR	Retail	8,788	8,721	8,623
Access CIG, LLC, L+875, 1.00% LIBOR Floor, 10/17/2022	3 Month LIBOR	Services: Business	16,030	15,382	15,629
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,174	9,671
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2021	3 Month LIBOR	Construction & Building	3,700	3,669	3,672
AmWINS Group, LLC, L+850, 1.00% LIBOR Floor, 9/4/2020	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,075	3,104	3,052
Blue Ribbon, LLC, L+825, 1.00% LIBOR Floor, 11/13/2022(k)	3 Month LIBOR	Beverage, Food & Tobacco	18,000	17,846	17,640
C.H.I. Overhead Doors, Inc., L+775, 1.00% LIBOR Floor, 7/31/2023	3 Month LIBOR	Construction & Building	7,000	6,965	6,580
Concentra Inc., L+800, 1.00% LIBOR Floor, 6/1/2023	3 Month LIBOR	Healthcare & Pharmaceuticals	5,714	5,659	5,657
Deltek, Inc., L+850, 1.00% LIBOR Floor, 6/26/2023	3 Month LIBOR	Services: Business	11,245	11,080	11,105
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(g)	3 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,452	9,120
EISI LLC, L+850, 1.00% LIBOR Floor, 9/23/2020(k)	3 Month LIBOR	High Tech Industries	20,000	19,709	19,400
Elements Behavioral Health, Inc., L+1075, 1.00% LIBOR Floor, 2/11/2020(l)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,018	4,978	4,918

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2015
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount	Amortized Cost	Fair Value(c)
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(g)	3 Month LIBOR	Environmental Industries	$3,000	$2,974	$2,850
Flexera Software LLC, L+700, 1.00% LIBOR Floor, 4/2/2021	3 Month LIBOR	High Tech Industries	9,385	9,081	8,834
GCA Services Group, Inc., L+800, 1.25% LIBOR Floor, 11/1/2020	3 Month LIBOR	Services: Consumer	3,361	3,353	3,319
Genex Holdings, Inc., L+775, 1.00% LIBOR Floor, 5/30/2022	1 Month LIBOR	Services: Business	11,410	11,331	10,754
Global Tel*Link Corp., L+775, 1.25% LIBOR Floor, 11/23/2020	3 Month LIBOR	Telecommunications	9,500	9,486	6,650
GTCR Valor Companies, Inc., L+850, 1.00% LIBOR Floor, 11/30/2021	3 Month LIBOR	High Tech Industries	5,000	4,960	4,806
Hilex Poly Co. LLC, L+875, 1.00% LIBOR Floor, 6/5/2022	3 Month LIBOR	Containers, Packaging & Glass	12,409	12,176	11,851
Infiltrator Water Technologies, LLC, L+875, 1.00% LIBOR Floor, 5/26/2023	3 Month LIBOR	Construction & Building	13,916	13,714	13,847
Institutional Shareholder Services Inc., L+750, 1.00% LIBOR Floor, 4/30/2022	3 Month LIBOR	Services: Business	7,860	7,777	7,506
Landslide Holdings, Inc., L+725, 1.00% LIBOR Floor, 2/25/2021	3 Month LIBOR	Services: Business	9,830	9,826	9,044
Lanyon Solutions, Inc., L+850, 1.00% LIBOR Floor, 11/15/2021	3 Month LIBOR	High Tech Industries	2,273	2,264	2,103
Learfield Communications, Inc., L+775, 1.00% LIBOR Floor, 10/9/2021	3 Month LIBOR	Media: Broadcasting & Subscription	1,350	1,339	1,343
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022	3 Month LIBOR	Services: Business	3,380	3,319	3,076
Mitchell International, Inc., L+750, 1.00% LIBOR Floor, 10/11/2021	3 Month LIBOR	High Tech Industries	7,509	7,491	7,190
MSC.Software Corp., L+750, 1.00% LIBOR Floor, 5/29/2021	3 Month LIBOR	High Tech Industries	15,000	14,801	13,200
Navex Global, Inc., L+875, 1.00% LIBOR Floor, 11/18/2022(k)	3 Month LIBOR	High Tech Industries	16,245	16,006	15,757
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023	1 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,129	12,187
Patterson Medical Supply, Inc., L+775, 1.00% LIBOR Floor, 8/28/2023	3 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,370	13,230
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021	3 Month LIBOR	Chemicals, Plastics & Rubber	3,469	3,481	3,304
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,707	14,737
Pike Corp., L+850, 1.00% LIBOR Floor, 6/22/2022	3 Month LIBOR	Energy: Electricity	10,000	9,843	9,837
PODS, LLC, L+825, 1.00% LIBOR Floor, 2/2/2023	3 Month LIBOR	Services: Consumer	9,984	9,927	9,835
PSC Industrial Holdings Corp., L+825, 1.00% LIBOR Floor, 12/5/2021	3 Month LIBOR	Services: Business	10,000	9,824	9,450
RP Crown Parent, LLC, L+1000, 1.25% LIBOR Floor, 12/21/2019	3 Month LIBOR	High Tech Industries	5,000	4,746	4,128
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	4,500	4,476	2,498
SI Organization, Inc., L+800, 1.00% LIBOR Floor, 5/23/2020	3 Month LIBOR	Services: Business	1,511	1,499	1,473
SMG, L+825, 1.00% LIBOR Floor, 2/27/2021	3 Month LIBOR	Hotel, Gaming & Leisure	6,220	6,220	6,251
Sterling Midco Holdings, Inc., L+775, 1.00% LIBOR Floor, 6/19/2023	3 Month LIBOR	Services: Business	10,462	10,430	10,383

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2015
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount	Amortized Cost	Fair Value(c)
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023	3 Month LIBOR	Services: Business	$10,000	$9,855	$9,600
Surgery Center Holdings, Inc., L+750, 1.00% LIBOR Floor, 11/3/2021	1 Month LIBOR	Healthcare & Pharmaceuticals	6,037	6,050	5,675
Survey Sampling International, LLC, L+900, 1.00% LIBOR Floor, 12/16/2021	3 Month LIBOR	Services: Business	15,000	14,729	14,700
TASC, Inc., 12.00%, 5/23/2021(g)	None	Services: Business	7,332	7,121	7,442
Telecommunications Management, LLC, L+800, 1.00% LIBOR Floor, 10/30/2020	3 Month LIBOR	Media: Broadcasting & Subscription	1,606	1,566	1,566
TMK Hawk Parent, Corp., L+750, 1.00% LIBOR Floor, 10/1/2022(k)	3 Month LIBOR	Beverage, Food & Tobacco	15,000	14,865	14,850
TransFirst Inc., L+800, 1.00% LIBOR Floor, 11/11/2022	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	14,368	14,309	14,081
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(h)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,800	9,825
Vestcom International, Inc., L+775, 1.00% LIBOR Floor, 9/30/2022(k)	3 Month LIBOR	Services: Business	15,000	14,935	14,250
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022	3 Month LIBOR	Automotive	16,000	15,875	15,160
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,505	12,054
Total Senior Secured Second Lien Debt				468,899	453,713
Collateralized Securities and Structured Products – Debt – 4.6%
Deutsche Bank AG Frankfurt CRAFT 2013-1A Class Credit Linked Note, L+925, 4/17/2020(g)	3 Month LIBOR	Diversified Financials	2,000	2,029	1,940
Deutsche Bank AG Frankfurt CRAFT 2013-1X Class Credit Linked Note, L+925, 4/17/2020(g)	3 Month LIBOR	Diversified Financials	610	618	592
Deutsche Bank AG Frankfurt CRAFT 2014-1 Class Credit Linked Note, L+965, 5/15/2019(g)	3 Month LIBOR	Diversified Financials	5,400	5,400	5,238
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925, 1/16/2022(g)	3 Month LIBOR	Diversified Financials	15,500	15,500	15,190
Great Lakes CLO 2014-1, Ltd. Class E Notes, L+525, 4/15/2025(f)(g)	3 Month LIBOR	Diversified Financials	5,000	4,568	3,950
Ivy Hill Middle Market Credit Fund VII, Ltd. Class E Notes, L+565, 10/20/2025(f)(g)	3 Month LIBOR	Diversified Financials	2,000	1,869	1,673
JFIN CLO 2014, Ltd. Class E Notes, L+500, 4/20/2025(f)(g)	3 Month LIBOR	Diversified Financials	2,500	2,326	2,031
JPMorgan Chase Bank, N.A. Credit Linked Note, L+1225, 12/20/2021(g)	3 Month LIBOR	Diversified Financials	5,000	5,000	4,940
NXT Capital CLO 2014-1, LLC Class E Notes, L+550, 4/23/2026(f)(g)	3 Month LIBOR	Diversified Financials	7,500	7,051	6,109
Total Collateralized Securities and Structured Products – Debt				44,361	41,663
Collateralized Securities and Structured Products – Equity – 2.7%
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes, 16.00% Estimated Yield, 1/13/2025(g)	(e)	Diversified Financials	4,000	3,209	2,480
APIDOS CLO XVI Subordinated Notes, 16.00% Estimated Yield, 1/19/2025(g)	(e)	Diversified Financials	9,000	5,238	3,578

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2015
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount	Amortized Cost	Fair Value(c)
CENT CLO 19 Ltd. Subordinated Notes, 16.00% Estimated Yield, 10/29/2025(g)	(e)	Diversified Financials	$2,000	$1,407	$1,055
Dryden XXIII Senior Loan Fund Subordinated Notes, 16.00% Estimated Yield, 7/17/2023(g)	(e)	Diversified Financials	9,250	5,740	4,077
Galaxy XV CLO Ltd. Class A Subordinated Notes, 16.00% Estimated Yield, 4/15/2025(g)	(e)	Diversified Financials	4,000	2,626	2,178
Ivy Hill Middle Market Credit Fund VII, Ltd. Subordinated Notes, 17.00% Estimated Yield, 10/20/2025(g)	(e)	Diversified Financials	2,000	1,798	1,416
Ivy Hill Middle Market Credit Fund IX, Ltd. Subordinated Notes, 17.00% Estimated Yield, 10/18/2025(g)	(e)	Diversified Financials	8,146	6,931	6,202
Ivy Hill Middle Market Credit Fund X, Ltd. Subordinated Notes, 17.00% Estimated Yield, 7/24/2027(g)	(e)	Diversified Financials	4,760	4,235	3,618
Total Collateralized Securities and Structured Products – Equity				31,184	24,604
Unsecured Debt – 3.0%
Alliant Holdings I, L.P., 8.25%, 8/1/2023	None	Banking, Finance, Insurance & Real Estate	7,255	7,238	6,856
American Tire Distributors, Inc., 10.25%, 3/1/2022	None	Automotive	5,000	4,852	4,606
NFP Corp., 9.00%, 7/15/2021	None	Banking, Finance, Insurance & Real Estate	9,000	8,958	8,235
Radio One, Inc., 9.25%, 2/15/2020	None	Media: Broadcasting & Subscription	9,000	8,505	7,043
Total Unsecured Debt				29,553	26,740
Short Term Investments – 2.1%(i)
First American Treasury Obligations Fund, Class Z Shares(j)				18,892	18,892
Total Short Term Investments				18,892	18,892
TOTAL INVESTMENTS – 74.1%				$699,036	669,799
OTHER ASSETS IN EXCESS OF LIABILITIES – 25.9%					234,527
NET ASSETS – 100%					$904,326
TOTAL RETURN SWAP – (3.9)%			Notional Amount		Unrealized Depreciation
Citibank TRS Facility (see Note 7)			$718,025		$(34,900)

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note g. below. Except for CCSLF, the Company does not control and is not an affiliate of any of the portfolio companies in its investment portfolio. Unless specifically identified in note l. below, investments do not contain a PIK interest provision.
(b)	The 1 and 3 month LIBOR rates were 0.43% and 0.61%, respectively, as of December 31, 2015. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2015, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2015.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9).
(d)	As discussed in Note 11, the Company was committed, upon the satisfaction of certain conditions, to

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Consolidated Schedule of Investments – (continued)
December 31, 2015
(in thousands)

fund an additional $1,207, $1,069 and $1,128 as of December 31, 2015 and March 11, 2016 to ECI Acquisition Holdings, Inc., Studio Movie Grill Holdings, LLC and ABG Intermediate Holdings 2 LLC, respectively.
(e)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle’s securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(f)	Great Lakes CLO 2014-1 Class E Notes, Ivy Hill Middle Market Credit Fund VII Class E Notes and NXT Capital CLO 2014-1 Class E Notes were rated Ba2 on Moody’s credit scale as of December 31, 2015. JFIN CLO 2014 Class E Notes were rated BB on S&P’s credit scale as of December 31, 2015.
(g)	The investment is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2015, 90.0% of the Company’s total assets represented qualifying assets. In addition, as described in Note 7, the Company calculates its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 87.2% of the Company’s total assets represented qualifying assets as of December 31, 2015.
(h)	Position or a portion thereof unsettled as of December 31, 2015.
(i)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(j)	Effective yield as of December 31, 2015 was <0.01%.
(k)	Investment or a portion thereof was pledged as collateral supporting the amounts outstanding, if any, under the revolving credit facility with East West Bank as of December 31, 2015 (See Note 8).
(l)	For the year ended December 31, 2015, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Portfolio Company	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	All-in-Rate
Elements Behavioral Health, Inc.(m)	Senior Secured Second Lien Debt	9.75%	2.00%	11.75%	$495	$32	$527
Smile Brands Group, Inc.	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$328	$11	$339
(m)	Subsequent to December 31, 2015, Elements Behavioral Health, Inc. notified the Company that it would not make its scheduled interest payment due on February 12, 2016. As a result, the Company entered into a new Forbearance Agreement and Eighth Amendment to Second Lien Credit Agreement, which, among other things, modified the interest rate to LIBOR plus 12% and specified that all interest shall be paid-in-kind on each interest payment date through the earlier of the forbearance period termination or June 30, 2017. The investment has not been placed on non-accrual status as the Company believes that all principal and interest is likely to be collected.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 1. Organization and Principal Business

CĪON Investment Corporation, or the Company, was incorporated under the general corporation laws of the State of Maryland on August 9, 2011. On December 17, 2012, the Company successfully raised gross proceeds from unaffiliated outside investors of at least $2,500, or the minimum offering requirement, and commenced operations. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the 1940 Act. The Company elected to be treated for federal income tax purposes as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. The Company’s portfolio is comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly traded U.S. middle-market companies.

The Company is managed by CION Investment Management, LLC, or CIM, a registered investment adviser and an affiliate of the Company. CIM oversees the management of the Company’s activities and is responsible for making investment decisions for the Company’s investment portfolio. The Company and CIM have engaged Apollo Investment Management, L.P., or AIM, a subsidiary of Apollo Global Management, LLC, or, together with its subsidiaries, Apollo, a leading global alternative investment manager, to act as the Company’s investment sub-adviser. On November 1, 2016, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment sub-advisory agreement with AIM for a period of twelve months commencing December 17, 2016.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and include the accounts of the Company and its wholly-owned subsidiaries. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. All intercompany balances and transactions have been eliminated in consolidation. The Company does not consolidate its interest in CCSLF.

The Company is considered an investment company as defined in Accounting Standards Update Topic 946, Financial Services — Investment Companies, or ASU 946. Accordingly, the required disclosures as outlined in ASU 946 are included in the Company’s consolidated financial statements.

The Company evaluates subsequent events through the date that the consolidated financial statements are issued.

Recently Adopted Accounting Standards

In August 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-15, Presentation of Financial Statements — Going Concern, which requires that entities evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within the one year period subsequent to the date that the financial statements are issued or within the one year period subsequent to the date that the financial statements are available to be issued. This guidance was adopted by the Company during the three months ended March 31, 2016. As a result of management’s evaluation, no conditions present were identified that raise substantial doubt about the Company’s ability to continue as a going concern and no additional disclosure is required.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

In February 2015, the FASB issued ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis, or ASU 2015-02, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. This guidance was adopted by the Company during the three months ended March 31, 2016, which did not have a material impact on the Company’s consolidated financial statements. In addition, no prior-period information was retrospectively adjusted as a result of the adoption of ASU 2015-02.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. ASU 2015-03 requires retrospective application and represents a change in accounting principle. In August 2015, the FASB issued ASU No. 2015-15, Interest — Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, or ASU 2015-15, which allows an entity to continue to present line of credit issuance costs as an asset, regardless of whether there are any outstanding borrowings on the line of credit. This guidance was adopted by the Company during the three months ended March 31, 2016. No prior-period information was retrospectively adjusted as a result of the adoption of this guidance. As a result, unamortized debt issuance costs of $64 are presented as prepaid expenses and other assets in the consolidated balance sheet as of December 31, 2016 as the Company has no recognized debt liability associated with these costs. In addition, unamortized debt issuance costs of $3,212 were directly deducted from the carrying amount of the associated debt liability in the consolidated balance sheet as of December 31, 2016.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, or ASU 2016-18, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. The purpose of this guidance is to eliminate diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. As a result, amounts generally described as restricted cash should be included within cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted this guidance during the three months ended December 31, 2016, which had no material impact on the Company’s consolidated financial statements.

Recently Announced Accounting Standards

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is expected to reduce the number of transactions that need to be further evaluated as businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted for certain types of transactions. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. The Company’s cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Foreign Currency Translations

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Short Term Investments

Short term investments include an investment in a U.S. Treasury obligations fund, which seeks to provide current income and daily liquidity by purchasing U.S. Treasury securities and repurchase agreements that are collateralized by such securities. The Company had $70,498 and $18,892 of such investments at December 31, 2016 and 2015, respectively, which are included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedules of investments.

Offering, Organizational and Other Pre-Effective Costs

Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company’s registration statements in connection with the continuous public offerings of the Company’s shares. Certain offering costs were funded by CIG and its affiliates and there was no liability for these offering costs to the Company until CIG and its affiliates submitted such costs for reimbursement. Upon meeting the minimum offering requirement on December 17, 2012, the Company incurred and capitalized offering costs of $1,000 that were submitted for reimbursement by CIG (see Note 4). These costs were fully amortized over a twelve month period as an adjustment to capital in excess of par value. The remaining offering costs funded by CIG and its affiliates were incurred when CIG and its affiliates submitted such costs for reimbursement during the year ended December 31, 2014.

Organizational costs include, among other things, the cost of organizing the Company as a Maryland corporation, including the cost of legal services and other fees pertaining to the organization of the Company. All organizational costs were funded by CIG and its affiliates and there was no liability for these organizational costs to the Company until CIG and its affiliates submitted such costs for reimbursement. The Company incurred these costs when CIG and its affiliates submitted such costs for reimbursement during the year ended December 31, 2014.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

The following table summarizes offering, organizational and other costs incurred by CIG and by the Company from January 31, 2012 (Inception) through December 31, 2016:

	Offering, Organizational and Other Costs Incurred by CIG
Period	Organizational Costs	Offering Costs	Other Pre-Effective Costs(4)	Total
Year Ended
December 31, 2012(1)	$192	$1,620	$200	$2,012
December 31, 2013	—	—	—	—
December 31, 2014	—	—	—	—
December 31, 2015	—	—	—	—
December 31, 2016	—	—	—	—
Total	192	1,620	200	2,012
Costs submitted for reimbursement by CIG(2)	(192)	(1,620)	(200)	(2,012)
Total Unreimbursed Costs at December 31, 2016	$—	$—	$—	$—

	Offering, Organizational and Other Costs Incurred by the Company(3)
Period	Organizational Costs	Offering Costs	Other Pre-Effective Costs(4)	Total
Year Ended
December 31, 2012(1)	$—	$30	$—	$30
December 31, 2013	—	1,787	—	1,787
December 31, 2014	—	2,026	—	2,026
December 31, 2015	—	2,397	—	2,397
December 31, 2016	—	1,165	—	1,165
Total	—	7,405	—	7,405
Costs reimbursed by the Company(2)	192	1,620	200	2,012
Total Costs Incurred by the Company	$192	$9,025	$200	$9,417
Costs paid as of December 31, 2016	$192	$8,837	$200	$9,229
Costs accrued as of December 31, 2016(5)	—	188	—	188
Total Costs Incurred by the Company	$192	$9,025	$200	$9,417

(1)	CIG incurred all offering, organizational and other costs prior to the commencement of operations on December 17, 2012. Subsequent to the commencement of operations, the Company incurred all offering and organizational costs and such costs, including reimbursement of costs originally incurred by CIG, will not exceed 1.5% of the actual gross proceeds raised from the offerings. See Note 4 for actual gross proceeds raised from the offerings and the amount of offering and organizational costs that can be paid by the Company.
(2)	Of this amount, $1,000 of costs charged directly to equity were submitted for reimbursement by CIG on December 17, 2012. Of the remaining amount, $592 and $420 of costs charged directly to operating expense were submitted for reimbursement by CIG during the three months ended March 31, 2014 and December 31, 2014, respectively.
(3)	Unless otherwise noted, offering costs incurred directly by the Company are included in general and administrative expense on the consolidated statements of operations.
(4)	Amounts represent general and administrative expenses, consisting primarily of professional fees and

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

insurance expense, incurred by CIG related to the Company prior to December 17, 2012 and are included in offering, organizational and other costs — CIG in the consolidated statements of operations. For Financial Industry Regulatory Authority, Inc., or FINRA, purposes, these costs are treated as offering and organizational costs and are subject to reimbursement by the Company in accordance with the investment advisory agreement.
(5)	Of this amount, $45 is presented as Due to CIG — offering, organizational and other costs and the remainder is included in accounts payable and accrued expenses on the consolidated balance sheet at December 31, 2016.

Income Taxes

The Company elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements and distribute to shareholders, for each taxable year, at least 90% of the Company’s “investment company taxable income”, which is generally equal to the sum of the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If the Company continues to qualify as a RIC and continues to satisfy the annual distribution requirement, the Company will not be subject to corporate level federal income taxes on any income that the Company distributes to its shareholders. The Company intends to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. The Company will also be subject to nondeductible federal excise taxes if the Company does not distribute at least 98.0% of net ordinary income, 98.2% of capital gains, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Two of the Company’s wholly-owned consolidated subsidiaries, View ITC, LLC and View Rise, LLC, or collectively the Taxable Subsidiaries, have elected to be treated as taxable entities for U.S. federal income tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense or benefit, and the related tax assets and liabilities, as a result of its ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities, where material, are reflected in the Company’s consolidated financial statements. There were no deferred tax assets or liabilities as of December 31, 2016.

Book/tax differences relating to permanent differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with income tax regulations that may differ from GAAP (see Note 14).

Uncertainty in Income Taxes

The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold for the purposes of measuring and recognizing tax liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by the taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. The Company did not have any uncertain tax positions during the periods presented herein.

The Company is subject to examination by U.S. federal, New York State, New York City and Maryland income tax jurisdictions for 2013, 2014 and 2015.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

Valuation of Portfolio Investments

The fair value of the Company’s investments is determined quarterly in good faith by the Company’s board of directors pursuant to its consistently applied valuation procedures and valuation process in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that the Company ultimately realizes on these investments to materially differ from the valuations currently assigned.

The Company’s investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported) and the non-binding nature of consensus pricing and/or quotes, the Company believes that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by the Company and determined in the manner described above does not accurately reflect the fair value of such

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Company’s consolidated financial statements. Below is a description of factors that the Company’s board of directors may consider when valuing the Company’s equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing the Company’s debt investments;
•	multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by the Company’s valuation committee consisting of senior management. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by the Company’s valuation committee with final approval from the board of directors.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.

The Company periodically benchmarks the broker quotes from the brokers or dealers against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these quotes are reliable indicators of fair value. The Company may also use other methods to determine fair value for securities for which it cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. The Company’s valuation committee and board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The value of the total return swap, or TRS, is primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS are valued in the same manner as loans owned by the Company. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. The Company has classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs. For additional information on the TRS, see Note 7.

Revenue Recognition

Securities transactions are accounted for on the trade date. The Company records interest and dividend income on an accrual basis beginning on the trade settlement date or the ex-dividend date, respectively, to the extent that the Company expects to collect such amounts. For investments in equity tranches of collateralized loan obligations, the Company records income based on the effective interest rate determined using the amortized cost and estimated cash flows, which is updated periodically. Loan origination fees, original issue discounts, and market discounts/premiums are recorded and such amounts are amortized as adjustments to interest income over the respective term of the loan using the effective interest method. The Company records prepayment premiums on loans and debt securities as interest income when it receives such amounts. In addition, the Company may generate revenue in the form of commitment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments are recognized when earned.

The Company may have investments in its investment portfolio that contain a PIK interest provision. PIK interest is accrued as interest income if the portfolio company valuation indicates that such PIK interest is collectible and recorded as interest receivable up to the interest payment date. On the interest payment dates, the Company will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. Additional PIK securities typically have the same terms, including maturity dates and interest rates, as the original securities. In order to maintain RIC status, substantially all of this income must be paid out to shareholders in the form of distributions, even if the Company has not collected any cash. For additional information on investments that contain a PIK interest provision, see the consolidated schedules of investments as of December 31, 2016 and 2015.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310, Receivables, or ASC 310, are generally placed on non-accrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on non-accrual status is reversed against interest income. Interest income is recognized on non-accrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectibility of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated by using the weighted-average method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the weighted-average amortized cost of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Derivative Instrument

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result, the Company presents changes in fair value through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity and operational risks. For additional information on the Company’s derivative instruments, see Note 7.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement the Company entered into with CIM, the incentive fee on capital gains earned on liquidated investments of the Company’s investment portfolio during operations is determined and payable in arrears as of the end of each calendar year. Such fee equals 20% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a cumulative basis and to the extent that all realized capital losses and unrealized capital depreciation exceed realized capital gains as well as the aggregate realized net capital gains for which a fee has previously been paid, the Company would not be required to pay CIM a capital gains incentive fee. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

CIM has not taken any incentive fees with respect to the Company’s TRS to date. For purposes of computing the capital gains incentive fee, CIM will become entitled to a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. Any net unrealized gains on the TRS are reflected in total assets on the Company’s consolidated balance sheets and included in the computation of the base management fee. Any net unrealized losses on the TRS are reflected in total liabilities on the Company’s consolidated balance sheets and excluded in the computation of the base management fee.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies  – (continued)

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the American Institute for Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company accrues capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if the Company’s entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Net Increase (Decrease) in Net Assets per Share

Net increase (decrease) in net assets per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Distributions

Distributions to shareholders are recorded as of the record date. The amount to be paid as a distribution is determined by the board of directors on a monthly basis. Net realized capital gains, if any, are distributed at least annually.

Note 3. Share Transactions

The Company’s initial continuous public offering commenced on July 2, 2012 and ended on December 31, 2015. The Company’s follow-on continuous public offering commenced on January 25, 2016.

The following table summarizes transactions with respect to shares of the Company’s common stock during the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016		2015		2014
	Shares	Amount	Shares	Amount	Shares	Amount
Gross shares/proceeds from the offering	3,575,156	$34,831	47,539,457	$487,604	36,871,074	$380,483
Reinvestment of distributions	4,413,672	39,047	3,216,195	29,886	1,488,917	13,997
Total gross shares/proceeds	7,988,828	73,878	50,755,652	517,490	38,359,991	394,480
Sales commissions and dealer manager fees	—	(2,823)	—	(43,746)	—	(33,965)
Net shares/proceeds	7,988,828	71,055	50,755,652	473,744	38,359,991	360,515
Share repurchase program	(2,015,632)	(17,832)	(759,920)	(7,097)	(51,540)	(485)
Net shares/proceeds from share transactions	5,973,196	$53,223	49,995,732	$466,647	38,308,451	$360,030

During the years ended December 31, 2016, 2015 and 2014, the Company sold 7,988,828, 50,755,652 and 38,359,991 shares, respectively, at an average price per share of $9.25, $10.20 and $10.28, respectively.

As of December 31, 2016, the Company sold 109,787,557 shares of common stock for net proceeds of $1,117,566 at an average price per share of $10.18. The net proceeds include gross proceeds received from reinvested shareholder distributions of $84,473, for which the Company issued 9,281,664 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $25,414, for which the Company repurchased 2,827,092 shares of common stock.

During the period from January 1, 2017 to March 9, 2017, the Company sold 992,095 shares of common stock pursuant to its follow-on continuous public offering for net proceeds of $9,398 at an average price per share of $9.47. The net proceeds include gross proceeds received from reinvested shareholder distributions of

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 3. Share Transactions  – (continued)

$6,881, for which the Company issued 755,158 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $7,370, for which the Company repurchased 814,223 shares of common stock.

Since commencing its initial continuous public offering on July 2, 2012 and through March 9, 2017, the Company sold 110,720,587 shares of common stock for net proceeds of $1,126,475 at an average price per share of $10.17. The net proceeds include gross proceeds received from reinvested shareholder distributions of $91,354, for which the Company issued 10,036,822 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $32,784, for which the Company repurchased 3,641,315 shares of common stock.

To ensure that the offering price per share, net of sales commissions and dealer manager fees, equaled or exceeded the net asset value per share on each subscription closing date and distribution reinvestment date, certain of the Company’s directors increased the offering price per share of common stock on certain dates. Due to a decline in the Company’s net asset value per share to an amount more than 2.5% below the Company’s then-current net offering price, certain of the Company’s directors decreased the offering price per share of common stock on certain dates.

The changes to our offering price per share since the commencement of our initial continuous public offering and the associated approval and effective dates of such changes were as follows:

Approval Date	Effective Date	New Offering Price Per Share
December 28, 2012	January 2, 2013	$10.04
January 31, 2013	February 1, 2013	$10.13
March 14, 2013	March 18, 2013	$10.19
May 15, 2013	May 16, 2013	$10.24
August 15, 2013	August 16, 2013	$10.32
February 4, 2014	February 5, 2014	$10.45
October 6, 2015	October 7, 2015	$10.20
November 24, 2015	November 25, 2015	$10.05
December 22, 2015	December 23, 2015	$9.95
March 8, 2016	March 9, 2016	$9.40
March 15, 2016	March 16, 2016	$9.45
March 22, 2016	March 23, 2016	$9.50
March 29, 2016	March 30, 2016	$9.55
April 5, 2016	April 6, 2016	$9.60
April 26, 2016	April 27, 2016	$9.65
May 3, 2016	May 4, 2016	$9.70
May 10, 2016	May 11, 2016	$9.75
May 31, 2016	June 1, 2016	$9.80
July 19, 2016	July 20, 2016	$9.85
July 26, 2016	July 27, 2016	$9.90
August 9, 2016	August 10, 2016	$9.95
August 23, 2016	August 24, 2016	$10.00
October 4, 2016	October 5, 2016	$10.05
October 11, 2016	October 12, 2016	$10.10
January 3, 2017	January 4, 2017	$9.57	(1)
January 24, 2017	January 25, 2017	$9.60
March 7, 2017	March 8, 2017	$9.65

(1)	On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement pursuant to which, among other things, the dealer manager fee was reduced to 2% and selling commissions were reduced to up to 3%. As a result, the Company adjusted its public offering price from

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 3. Share Transactions  – (continued)

$10.10 per share to $9.57 per share in order to maintain its net offering price of $9.09 per share (net of selling commissions and dealer manager fees).

Share Repurchase Program

Beginning in the first quarter of 2014, the Company began offering, and on a quarterly basis thereafter it intends to continue offering, to repurchase shares on such terms as may be determined by the Company’s board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of the Company’s board of directors, such repurchases would not be in the best interests of the Company’s shareholders or would violate applicable law.

The Company limits the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares pursuant to its fifth amended and restated distribution reinvestment plan. At the discretion of the Company’s board of directors, it may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, the Company limits the number of shares to be repurchased in any calendar year to 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares that it offers to repurchase may be less in light of the limitations noted above.

On November 2, 2015, the Company amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the fourth quarter of 2015, which commenced in November 2015 and was completed in January 2016. Under the amended share repurchase program, the Company offered to repurchase shares of common stock at a price per share of $8.96, which was (i) not less than the net asset value per share immediately prior to January 4, 2016 and (ii) not more than 2.5% greater than the net asset value per share as of such date.

On January 22, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the first quarter of 2016, which commenced in February 2016 and was completed in April 2016. Under the further amended share repurchase program, the Company offered to repurchase shares of common stock at a price equal to 90% of the public offering price in effect on each date of repurchase.

On December 8, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the fourth quarter of 2016, which commenced in November 2016 and was completed in January 2017. Under the further amended share and repurchase program, the Company will offer to repurchase shares of common stock at a price equal to the estimated net asset value per share determined on each date of repurchase.

Any periodic repurchase offers are subject in part to the Company’s available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While the Company conducts quarterly tender offers as described above, it is not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 3. Share Transactions  – (continued)

The following table summarizes the share repurchases completed during the years ended December 31, 2016 and 2015:

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
2015
March 31, 2015	January 7, 2015	48,947	100%	$9.41	$460
June 30, 2015	April 1, 2015	42,288	100%	9.41	398
September 30, 2015	July 1, 2015	449,538	100%	9.41	4,228
December 31, 2015	October 7, 2015	219,147	100%	9.18	2,011
Total share repurchases during the year ended December 31, 2015		759,920			$7,097
2016
March 31, 2016	January 4, 2016	272,148	100%	$8.96	$2,437
June 30, 2016	April 6, 2016	674,428	100%	8.64	5,827
September 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
December 31, 2016	October 5, 2016	619,240	100%	9.05	5,601
Total share repurchases during the year ended December 31, 2016		2,015,632			$17,832

Note 4. Transactions with Related Parties

For the years ended December 31, 2016, 2015 and 2014, fees and other expenses incurred by the Company related to CIM and its affiliates were as follows:

Entity	Capacity	Description	Years Ended December 31,
			2016	2015	2014(3)
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$953	$14,440	$11,172
CIM	Investment adviser	Management fees(2)	20,092	14,827	6,132
CIM	Investment adviser	Incentive fees(2)	—	—	(757)
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	1,834	1,900	1,792
CIG	Sponsor	Reimbursement of offering, organizational and other costs(2)	—	—	1,012
CIG	Sponsor	Recoupment of expense support(2)	667	4,667	622
			$23,546	$35,834	$19,973

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.
(3)	For the year ended December 31, 2014, CIG provided expense support of $1,880 pursuant to the expense support and conditional reimbursement agreement. Of this amount, $2,106 related to management fees, $1 related to administrative services expense and ($227) related to incentive fees.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 4. Transactions with Related Parties  – (continued)

On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement with CIM and CION Securities, LLC, or CION Securities, in connection with the Company’s continuous follow-on public offering. Under the amended and restated dealer manager agreement, the dealer manager fee was reduced from 3% to 2% of gross offering proceeds and selling commissions to the selling dealers were reduced from up to 7% to up to 3% of gross offering proceeds. Such costs are charged against capital in excess of par value when incurred. Since commencing its initial continuous public offering on July 2, 2012 and through March 9, 2017, the Company paid or accrued sales commissions of $63,442 to the selling dealers and dealer manager fees of $31,165 to CION Securities.

The Company has entered into an investment advisory agreement with CIM. On November 1, 2016, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement for a period of twelve months commencing December 17, 2016. Pursuant to the investment advisory agreement, CIM is paid an annual base management fee equal to 2.0% of the average value of the Company’s gross assets, less cash and cash equivalents, and an incentive fee based on the Company’s performance, as described below. The base management fee is payable quarterly in arrears and is calculated based on the two most recently completed calendar quarters. The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital, as defined in the investment advisory agreement, equal to 1.875% per quarter, or an annualized rate of 7.5%. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is described in Note 2. Refer to Note 7 for a discussion of CIM’s entitlement to receive incentive fees and the Company’s accrual of the incentive fee on capital gains with respect to the TRS.

The Company accrues the capital gains incentive fee based on net realized gains and net unrealized appreciation; however, under the terms of the investment advisory agreement, the fee payable to CIM is based on net realized gains and unrealized depreciation and no such fee is payable with respect to unrealized appreciation unless and until such appreciation is actually realized. As of and for the years ended December 31, 2016 and 2015, the Company had no liability for and did not record any capital gains incentive fees. For the year ended December 31, 2014, capital gains incentive fees were ($757), of which ($530) related to the change in unrealized depreciation.

With respect to the TRS, CIM will become entitled to receive a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. See Note 2 and Note 7 for an additional discussion of CIM’s entitlement to receive payment of incentive fees and the Company’s accrual of the incentive fee on capital gains with respect to the TRS.

The Company entered into an administration agreement with CIM’s affiliate, ICON Capital, LLC, or ICON Capital, pursuant to which ICON Capital furnishes the Company with administrative services including accounting, investor relations and other administrative services necessary to conduct its day-to-day operations. On November 1, 2016, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the administration agreement for a period of twelve months commencing December 17, 2016. ICON Capital is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations, provided that such reimbursement will be for the lower of ICON Capital’s actual costs or the amount that the Company would be required to pay for comparable administrative services in the same geographic location. Such costs will be reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company will

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 4. Transactions with Related Parties  – (continued)

not reimburse ICON Capital for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in ICON Capital.

Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed. The Company’s payment of offering and organizational costs will not exceed 1.5% of the actual gross proceeds raised from the offerings (without giving effect to any potential expense support from CIG and its affiliates). If the Company sells the maximum number of shares at its latest public offering price of $9.65 per share, the Company estimates that it may incur up to approximately $29,832 of expenses. With respect to any reimbursements for offering and organizational costs, the Company will interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, the Company will not issue any of its shares or other securities for services or for property other than cash or securities except as a dividend or distribution to its security holders or in connection with a reorganization.

From inception through December 31, 2012, CIG and its affiliates incurred offering, organizational and other pre-effective costs of $2,012. Of these costs, $1,812 represented offering and organizational costs, all of which have been submitted to the Company for reimbursement. The Company paid $450 in October 2013, $550 in March 2014, $592 in May 2014, and $420 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates subsequent to December 31, 2012.

Reinvestment of shareholder distributions and share repurchases are excluded from the gross proceeds from the Company’s offerings for purposes of determining the total amount of offering and organizational costs that can be paid by the Company. As of December 31, 2016, the Company raised gross offering proceeds of $1,058,507, of which it can pay up to $15,878 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through December 31, 2016, the Company paid $9,229 of such costs, leaving an additional $6,649 that can be paid. As of March 9, 2017, the Company raised gross offering proceeds of $1,067,905, of which it can pay up to $16,019 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through March 9, 2017, the Company paid $9,464 of such costs, leaving an additional $6,555 that can be paid.

On January 30, 2013, the Company entered into the expense support and conditional reimbursement agreement with CIG, whereby CIG agreed to provide expense support to the Company in an amount that is sufficient to: (1) ensure that no portion of the Company’s distributions to shareholders will be paid from its offering proceeds or borrowings, and/or (2) reduce the Company’s operating expenses until it has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income. On December 13, 2013 and January 16, 2015, the Company and CIG amended the expense support and conditional reimbursement agreement to extend the termination date of such agreement from January 30, 2014 to January 30, 2015 and from January 30, 2015 to December 31, 2015, respectively. On December 16, 2015 and December 14, 2016, the Company further amended and restated the expense support and conditional reimbursement agreement for purposes of including AIM as a party to the agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. Commencing with the quarter beginning January 1, 2016, CIG and AIM each agrees to provide expense support to the Company for 50% of its expenses as described above.

For the years ended December 31, 2016 and 2015, the Company did not receive any expense support from CIG or AIM. For the year ended December 31, 2014, the total expense support from CIG, which funded distributions and related to certain operating expenses, was $1,880. See Note 5 for additional information on the sources of the Company’s distributions.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 4. Transactions with Related Parties  – (continued)

Pursuant to the expense support and conditional reimbursement agreement, the Company will have a conditional obligation to reimburse CIG for any amounts funded by CIG under such agreement (i) if expense support amounts funded by CIG exceed operating expenses incurred during any fiscal quarter, (ii) if the sum of the Company’s net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by the Company to shareholders, and (iii) during any fiscal quarter occurring within three years of the date on which CIG funded such amount. Pursuant to the second amended and restated expense support and conditional reimbursement agreement, the Company will have a conditional obligation to reimburse CIG and AIM for any amounts funded by CIG and AIM under the same circumstances described above. The obligation to reimburse CIG and AIM for any expense support provided by CIG and AIM under such agreement is further conditioned by the following: (i) in the period in which reimbursement is sought, the ratio of operating expenses to average net assets, when considering the reimbursement, cannot exceed the ratio of operating expenses to average net assets, as defined, for the period when the expense support was provided; (ii) in the period when reimbursement is sought, the annualized distribution rate cannot fall below the annualized distribution rate for the period when the expense support was provided; and (iii) the expense support can only be reimbursed within three years from the date the expense support was provided.

Expense support, if any, will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. During the years ended December 31, 2016, 2015 and 2014, the Company recorded obligations to repay expense support from CIG of $667, $4,667 and $622, respectively. During the years ended December 31, 2016, 2015 and 2014, the Company repaid expense support to CIG of $1,147, $4,187 and $622, respectively. The Company may or may not be requested to reimburse any remaining expense support in the future.

The Company, AIM, or CIG may terminate the expense support and conditional reimbursement agreement at any time. CIG and AIM have indicated that they expect to continue such expense support until they believe that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income. If the Company terminates the investment advisory agreement with CIM and/or the investment sub-advisory agreement with AIM, the Company may be required to repay CIG and AIM all unreimbursed expense support funded by CIG and AIM within three years of the date of termination. The specific amount of expense support provided by CIG and AIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIG and AIM will support any portion of the Company’s expenses in future quarters.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 4. Transactions with Related Parties  – (continued)

The table below presents a summary of all expenses supported by CIG for each of the following three month periods in which the Company received expense support from CIG and the associated dates through which such expenses are eligible for reimbursement from the Company.

Three Months Ended	Expense Support from CIG	Recoupment of Expense Support	Unreimbursed Expense Support	Ratio of Operating Expense to Average Net Assets for the Period(1)	Annualized Distribution Rate for the Period(3)		Eligible for Reimbursement through
December 31, 2012	$117	$117	$—	0.93%	0.00	%(2)	December 31, 2015
March 31, 2013	819	819	—	2.75%	7.00%		March 31, 2016
June 30, 2013	1,148	1,148	—	1.43%	7.00%		June 30, 2016
September 30, 2013	1,297	1,297	—	0.49%	7.00%		September 30, 2016
December 31, 2013	695	695	—	0.31%	7.00%		December 31, 2016
March 31, 2014	1,049	1,049	—	0.27%	7.00%		March 31, 2017
December 31, 2014	831	831	—	0.15%	7.00%		December 31, 2017
Total	$5,956	$5,956	$—

(1)	Operating expenses include all expenses borne by the Company, except for offering and organizational costs, base management fees, incentive fees, administrative services expenses, other general and administrative expenses owed to CIM and its affiliates and interest expense.
(2)	The Company did not declare any distributions during the three months ended December 31, 2012.
(3)	Annualized Distribution Rate equals the annualized rate of distributions paid to shareholders based on the amount of the regular cash distributions paid immediately prior to the date the expense support payment obligation was incurred by CIG. Annualized Distribution Rate does not include special cash or stock distributions paid to shareholders. Annualized Distribution Rate is calculated based on the maximum historical offering price at each record date.

As of December 31, 2016 and 2015, the total liability payable to CIM and its affiliates was $6,508 and $5,735, respectively, which primarily related to fees earned by CIM during the three months ended December 31, 2016 and 2015, respectively.

Because CIM’s senior management team is comprised of substantially the same personnel as the senior management team of the Company’s affiliate, ICON Capital, which is the investment manager to certain equipment finance funds, or equipment funds, such members of senior management provide investment advisory and management services to the equipment funds in addition to the Company. In the event that CIM undertakes to provide investment advisory services to other clients in the future, it will strive to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objective and strategies so that the Company will not be disadvantaged in relation to any other client of the investment adviser or its senior management team. However, it is currently possible that some investment opportunities will be provided to the equipment funds or other clients of CIM rather than to the Company.

Indemnifications

The investment advisory agreement, the investment sub-advisory agreement, the administration agreement and the dealer manager agreement each provide certain indemnifications from the Company to the other relevant parties to such agreements. The Company’s maximum exposure under these agreements is unknown. However, the Company has not experienced claims or losses pursuant to these agreements and believes the risk of loss related to such indemnifications to be remote.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 5. Distributions

On February 1, 2014, the Company changed from semi-monthly closings to weekly closings for the sale of the Company’s shares. As result, the Company’s board of directors authorizes and declares on a monthly basis a weekly distribution amount per share of common stock.

The Company’s board of directors declared distributions for 52, 52 and 49 record dates during the years ended December 31, 2016, 2015 and 2014, respectively. Declared distributions are paid monthly.

The following table presents cash distributions per share that were declared during the years ended December 31, 2016, 2015 and 2014:

	Distributions
Three Months Ended	Per Share	Amount
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459

On December 13, 2016, the Company’s board of directors declared five weekly cash distributions of $0.014067 per share, which were paid on February 1, 2017 to shareholders of record on January 3, January 10, January 17, January 24, and January 31, 2017. On January 17, 2017, the Company’s board of directors declared four weekly cash distributions of $0.014067 per share, which were paid on March 1, 2017 to shareholders of record on February 7, February 14, February 21, and February 28, 2017. On February 21, 2017, the Company’s board of directors declared four weekly cash distributions of $0.014067 per share, payable on March 29, 2017 to shareholders of record on March 7, March 14, March 21, and March 28, 2017.

The Company has adopted an “opt in” distribution reinvestment plan for shareholders. As a result, if the Company makes a distribution, shareholders will receive distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 5. Distributions  – (continued)

On November 2, 2015, the Company further amended and restated its distribution reinvestment plan pursuant to the third amended and restated distribution reinvestment plan, or the Third Amended DRIP. The Third Amended DRIP was effective as of, and first applied to the reinvestment of cash distributions paid on or after, the closing of the Company’s initial continuous public offering on December 31, 2015. Prior to the Third Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance. Under the Third Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price determined by the Company’s board of directors or a committee thereof, in its sole discretion, that was (i) not less than the net asset value per share determined in good faith by the board of directors or a committee thereof, in their sole discretion, immediately prior to the payment of the distribution, or the NAV Per Share, and (ii) not more than 2.5% greater than the NAV Per Share as of such date.

On January 22, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fourth amended and restated distribution reinvestment plan, or the Fourth Amended DRIP. The Fourth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, March 30, 2016. Under the Fourth Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance.

On December 8, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fifth amended and restated distribution reinvestment plan, or the Fifth Amended DRIP. The Fifth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, February 1, 2017. Under the Fifth Amended DRIP, cash distributions to participating shareholders will be reinvested in additional shares of common stock at a purchase price equal to the estimated net asset value per share of common stock as of the date of issuance.

The Company may fund its cash distributions to shareholders from any sources of funds available to the Company, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from CIG and AIM, which is subject to recoupment. The Company has not established limits on the amount of funds it may use from available sources to make distributions. Through December 31, 2014, a portion of the Company’s distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by the Company within three years. The purpose of this arrangement is to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or CIG and AIM continue to provide such expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIG and AIM have no obligation to provide expense support to the Company in future periods. For the year ended December 31, 2014, if certain expenses were not supported by CIG, some of the distributions may have been a return of capital as described in Note 14.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 5. Distributions  – (continued)

The following table reflects the sources of cash distributions on a GAAP basis that the Company has declared on its shares of common stock during the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016			2015			2014
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income(1)	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%	$0.1792	$6,020	24.5%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.2480	26,273	33.9%	0.3868	30,281	52.9%	0.4360	14,650	59.7%
Net gain on TRS loan sales	0.0277	2,916	3.8%	0.0060	472	0.8%	0.0696	2,339	9.5%
Net realized gain on investments	0.0257	2,721	3.5%	0.0143	1,121	2.0%	0.0458	1,538	6.3%
Distributions in excess of net investment income(2)	—	—	—	0.0081	632	1.1%	—	—	—
Total distributions	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%	$0.7306	$24,547	100.0%

(1)	Distributions from net investment income include expense support from CIG of $1,880 for the year ended December 31, 2014.
(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 for the sources of the Company’s cash distributions on a tax basis.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 6. Investments

The composition of the Company’s investment portfolio as of December 31, 2016 and 2015 at amortized cost and fair value was as follows:

	December 31, 2016			December 31, 2015
	Cost(1)	Fair Value	Percentage of Investment Portfolio	Cost(1)	Fair Value	Percentage of Investment Portfolio
Senior secured first lien debt	$489,904	$489,913	48.1%	$106,147	$104,187	16.0%
Senior secured second lien debt	437,240	434,347	42.6%	468,899	453,713	69.7%
Collateralized securities and structured products – debt	39,471	38,114	3.7%	44,361	41,663	6.4%
Collateralized securities and structured products – equity	37,713	34,648	3.4%	31,184	24,604	3.8%
Unsecured debt	17,290	16,851	1.7%	29,553	26,740	4.1%
Equity	4,832	5,107	0.5%	—	—	—
Subtotal/total percentage	1,026,450	1,018,980	100.0%	680,144	650,907	100.0%
Short term investments(2)	70,498	70,498		18,892	18,892
Total investments	$1,096,948	$1,089,478		$699,036	$669,799

(1)	Cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, for debt investments, and cost for equity investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.

Acquisition of Credit Suisse Park View BDC, Inc.

On September 30, 2016, Park South Funding, LLC, or Park South, a newly-formed, wholly-owned consolidated subsidiary of the Company, and Credit Suisse Alternative Capital, LLC, or CSAC, the sole owner of Credit Suisse Park View BDC, Inc., or CS Park View, entered into a Purchase and Sale Agreement to effect and consummate the acquisition of CS Park View by Park South. Pursuant to the Purchase and Sale Agreement, Park South acquired one hundred percent of the issued and outstanding shares of common stock of CS Park View from CSAC for a cash purchase price of $276,852. Substantially all of the assets acquired and liabilities assumed were financial assets (interests in senior secured loans and partnership interests of 26 portfolio companies as well as interest receivable and accrued expenses). The Company funded the cash purchase price partially with cash on hand and proceeds received from the JPM Credit Facility (see Note 8).

The acquisition has been accounted for by the Company under the asset acquisition method of accounting in accordance with ASC 805-50, Business Combinations — Related Issues. Under the asset acquisition method of accounting, net assets are recognized based on their cost to the acquiring entity, which includes transaction costs. The purchase price of the assets acquired is allocated to the individual assets acquired or liabilities assumed based on their determined fair values and does not give rise to goodwill. The Company determined that the fair value of the net assets acquired equaled the purchase price, excluding transaction costs. Accordingly, transaction costs of $498 have been expensed during the three months ended September 30, 2016.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 6. Investments  – (continued)

The following tables show the composition of the Company’s investment portfolio by industry classification and geographic dispersion, and the percentage, by fair value, of the total investment portfolio assets in such industries and geographies as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
Industry Classification	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
High Tech Industries	$217,339	21.3%	$86,848	13.3%
Services: Business	126,869	12.5%	124,412	19.1%
Healthcare & Pharmaceuticals	118,337	11.6%	54,122	8.3%
Diversified Financials	72,762	7.1%	66,267	10.2%
Media: Advertising, Printing & Publishing	54,354	5.3%	24,627	3.8%
Beverage, Food & Tobacco	53,658	5.3%	62,314	9.6%
Capital Equipment	51,155	5.0%	2,572	0.4%
Automotive	39,192	3.9%	19,766	3.0%
Construction & Building	39,137	3.8%	24,099	3.7%
Telecommunications	35,411	3.5%	9,148	1.4%
Hotel, Gaming & Leisure	28,974	2.8%	26,839	4.1%
Chemicals, Plastics & Rubber	27,253	2.7%	27,161	4.2%
Media: Diversified & Production	23,100	2.3%	10,153	1.6%
Aerospace & Defense	21,780	2.1%	—	—
Retail	18,852	1.9%	8,623	1.4%
Banking, Finance, Insurance & Real Estate	17,636	1.7%	32,224	5.0%
Energy: Electricity	13,715	1.3%	13,677	2.1%
Energy: Oil & Gas	12,803	1.3%	6,274	1.0%
Metals & Mining	11,349	1.1%	—	—
Media: Broadcasting & Subscription	9,776	1.0%	9,952	1.5%
Services: Consumer	9,477	0.9%	13,154	2.0%
Consumer Goods: Non-Durable	8,611	0.8%	13,974	2.1%
Containers, Packaging & Glass	3,845	0.4%	11,851	1.8%
Environmental Industries	2,595	0.3%	2,850	0.4%
Consumer Goods: Durable	1,000	0.1%	—	—
Subtotal/total percentage	1,018,980	100.0%	650,907	100.0%
Short term investments	70,498		18,892
Total investments	$1,089,478		$669,799

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 6. Investments  – (continued)

	December 31, 2016		December 31, 2015
Geographic Dispersion(1)	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
United States	$916,260	89.9%	$581,756	89.4%
Cayman Islands	43,234	4.2%	32,258	5.0%
Germany	24,185	2.4%	22,960	3.5%
Canada	16,705	1.6%	1,963	0.3%
Netherlands	10,273	1.0%	9,120	1.4%
Cyprus	4,728	0.5%	—	—
United Kingdom	2,595	0.3%	2,850	0.4%
Bermuda	1,000	0.1%	—	—
Subtotal/total percentage	1,018,980	100.0%	650,907	100.0%
Short term investments	70,498		18,892
Total investments	$1,089,478		$669,799

(1)	The geographic dispersion is determined by the portfolio company’s country of domicile.

As of December 31, 2016 and 2015, there were no delinquent investments or investments on non-accrual status.

Except for CCSLF, the Company does not “control” and is not an “affiliate” of any of its portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, the Company would be presumed to “control” a portfolio company or issuer if the Company owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company or issuer if the Company owned 5% or more of its voting securities.

The Company’s investment portfolio may contain senior secured investments that are in the form of lines of credit, revolving credit facilities, or unfunded commitments, which may require the Company to provide funding when requested in accordance with the terms of the underlying agreements. As of December 31, 2016 and 2015, the Company’s unfunded commitments amounted to $65,096 and $43,404, respectively. As of March 9, 2017, the Company’s unfunded commitments amounted to $85,986. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. Refer to Note 11 for further details on the Company’s unfunded commitments.

Note 7. Derivative Instruments

In the normal course of business and subject to the requirements of the 1940 Act, the Company enters into derivative instruments as part of its investment strategy.

Credit Default Swap

A credit default swap contract represents an agreement in which one party, the protection buyer, pays a fixed fee, the premium, in return for a payment by the other party, the protection seller, contingent upon a specified default event relating to the underlying reference asset or pool of assets. The valuation of the swap for the approximate net amount to be received or paid (i.e., the fair value) is marked to market either by using pricing vendor quotations, counterparty prices or model prices, and such valuations are based on the fair value of the underlying security, current credit spreads for the referenced obligation of the underlying issuer relative to the terms of the contract, current interest rates, interest accrual through the valuation date and certain other factors. Entering into swaps involves varying degrees of risk, including the possibility that there is no liquid

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

market for the contracts, the counterparty to the swap may default on its obligation to perform and there may be unfavorable changes in the credit spreads of the underlying financial instruments. Credit default swaps are included in the consolidated balance sheets as derivative assets.

On October 14, 2016, the Company entered into a credit default swap with JPMorgan Chase Bank N.A., which terminates on March 20, 2017, with a base notional amount of €22,000, to purchase protection with respect to Deutsche Bank AG exposure. As of December 31, 2016, the fair value of the credit default swap was $46, which is presented as derivative assets on the consolidated balance sheet. The unrealized depreciation of the credit default swap of $183 is reflected in net change in unrealized appreciation (depreciation) on investments in the consolidated statement of operations.

Total Return Swap

On December 17, 2012, the Company, through its wholly-owned consolidated subsidiary, Flatiron Funding, LLC, or Flatiron, entered into a TRS with Citibank, N.A., or Citibank. Effective December 9, 2013, Flatiron and Citibank amended the TRS to, among other things, increase the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan becomes subject to the TRS) from $150,000 to $225,000, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.25% to 1.35% per year. Flatiron and Citibank further amended the TRS to increase the maximum aggregate market value of the portfolio of loans subject to the TRS to $275,000 effective February 18, 2014, to $325,000 effective April 30, 2014, to $375,000 effective July 30, 2014, to $475,000 effective September 5, 2014, to $600,000 effective January 20, 2015, to $750,000 effective March 4, 2015 and to $800,000 effective March 22, 2016. Effective October 2, 2015, Flatiron and Citibank amended the TRS to extend the termination or call date from December 17, 2015 to March 17, 2016 and to provide that the floating rate index specified for each loan included in the TRS will not be less than zero. On December 22, 2015, Flatiron and Citibank further amended the TRS to reduce the ramp-down period from 90 days to 30 days prior to the termination date, which represents the period when reinvestment is no longer permitted under the terms of the TRS. Effective February 18, 2016, Flatiron and Citibank further amended the TRS to extend the termination or call date from March 17, 2016 to February 18, 2017, and increase the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS by increasing the spread over the floating rate index specified for each such loan from 1.35% to 1.40% per year. Effective February 18, 2017, Flatiron and Citibank further amended the TRS to extend the termination or call date from February 18, 2017 to April 18, 2017. The agreements between Flatiron and Citibank, which collectively establish the TRS, are referred to herein as the TRS Agreement.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of and interest payments from the assets underlying the TRS in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS typically offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables the Company, through its ownership of Flatiron, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Flatiron borrowing funds to acquire loans and incurring interest expense to a lender. Under the terms of the TRS Agreement, each asset underlying the TRS constitutes a separate total return swap transaction, although all calculations and payments required to be made under the TRS Agreement are calculated and treated on an aggregate basis, based upon all such transactions.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

The obligations of Flatiron under the TRS are non-recourse to the Company and the Company’s exposure under the TRS is limited to the value of the Company’s investment in Flatiron, which generally will equal the value of cash collateral provided by Flatiron under the TRS. Pursuant to the terms of the TRS, Flatiron may select loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $800,000. Flatiron is required to initially cash collateralize a specified percentage of each loan (generally 25% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. Under the terms of the TRS, Flatiron agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Flatiron are available to pay the debts of the Company.

Unless otherwise specified, each individual loan must meet the obligation criteria described in the TRS Agreement, which includes requirements that the loan be rated by Moody’s and S&P, be part of a loan facility of at least $125 million and have at least two bid quotations from a nationally-recognized pricing service. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the obligation criteria for each loan in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to remove the underlying loan from the TRS either through a sale negotiated by the Company or the price determined by Citibank. Citibank also determines whether there has been a failure to satisfy the portfolio criteria in the TRS, which includes limits on issuer and industry concentration as well as Moody’s and S&P credit metrics. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Flatiron receives from Citibank all interest and fees payable in respect of the loans included in the TRS. Flatiron pays to Citibank interest at a rate equal to, in respect of each loan included in the TRS, the floating rate index specified for such loan, which will not be less than zero, plus 1.40% per year. In addition, upon the termination or repayment of any loan subject to the TRS, Flatiron will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Flatiron may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The limit on the additional collateral that Flatiron may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Flatiron. The amount of collateral required to be posted by Flatiron is determined primarily on the basis of the aggregate value of the underlying loans.

The Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank on behalf of Flatiron. The Company may, but is not obligated to, increase its investment in Flatiron for the purpose of funding any additional collateral or payment obligations for which Flatiron may become obligated during the term of the TRS. If the Company does not make any such additional investment in Flatiron and Flatiron fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Flatiron under the TRS. In the event of an early termination of the TRS, Flatiron would be required to pay an early termination fee.

Citibank may terminate the TRS on or after April 18, 2017, or the call date. Flatiron may terminate the TRS at any time upon providing no more than 30 days prior notice to Citibank. Any termination prior to the call date will result in payment of an early termination fee to Citibank based on the maximum portfolio amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments that would be owed by Flatiron to Citibank for the period from the termination date through and including the call date. Such monthly payments will equal the product of 80% of the maximum portfolio amount, multiplied by the spread over the floating index rate. The Company estimates the early termination fee would have been approximately $1,218 and $1,729 at December 31, 2016 and 2015,

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

respectively. Flatiron may also be required to pay a minimum usage fee in connection with the TRS. As of December 31, 2016 and 2015, Flatiron owed Citibank a minimum usage fee of $176 and $4, respectively.

The value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS are valued in the same manner as loans owned by the Company. As of December 31, 2016 and 2015, the fair value of the TRS was ($15,402) and ($34,900), respectively. The fair value of the TRS is reflected as unrealized depreciation on total return swap on the Company’s consolidated balance sheets. The change in value of the TRS is reflected in the Company’s consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of December 31, 2016 and 2015, Flatiron had selected 51 and 90 underlying loans with a total notional amount of $407,847 and $718,025, respectively. For the same periods, Flatiron posted $143,335 and $226,316 in cash collateral held by Citibank (of which only $131,073 and $187,802 was required to be posted), which is reflected in due from counterparty on the Company’s consolidated balance sheets.

Receivable due on the TRS is composed of any amounts due from Citibank that consist of earned but not yet collected net interest and fees and net gains on sales and principal repayments of underlying loans of the TRS. As of December 31, 2016 and 2015, the receivable due on the TRS consisted of the following:

	As of December 31,
	2016	2015
Interest and other income from TRS portfolio	$5,620	$8,882
Interest and other expense from TRS portfolio	(1,928)	(2,309)
Net gain (loss) on TRS loan sales	495	(398)
Receivable due on total return swap	$4,187	$6,175

Realized gains and losses on the TRS are composed of any gains or losses on loans underlying the TRS as well as net interest and fees earned during the period. For the years ended December 31, 2016, 2015 and 2014, the net realized gain on the TRS consisted of the following:

	Years Ended December 31,
	2016	2015	2014
Interest and other income from TRS portfolio	$39,746	$40,499	$19,081
Interest and other expense from TRS portfolio	(13,473)	(10,218)	(4,431)
Net gain on TRS loan sales	1,886	472	2,339
Net realized gain(1)	$28,159	$30,753	$16,989

(1)	Net realized gain is reflected in net realized gain on total return swap on the Company’s consolidated statements of operations.

In connection with the TRS, Flatiron is required to comply with various covenants and reporting requirements as defined in the TRS Agreement. As of and for the year ended December 31, 2016, Flatiron was in compliance with all covenants and reporting requirements.

CIM has not taken any incentive fees with respect to the Company’s TRS to date. For purposes of computing the capital gains incentive fee, CIM will become entitled to a capital gains incentive fee only upon the termination or disposition of the TRS, at which point all gains and losses of the underlying loans constituting the reference assets of the TRS will be realized. For purposes of computing the subordinated incentive fee on income, CIM is not entitled to a subordinated incentive fee on income with respect to the TRS. The net unrealized appreciation on the TRS, if any, is reflected in total assets on the Company’s

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

consolidated balance sheets and included in the computation of the base management fee. The base management fee does not include any net unrealized depreciation on the TRS as such amounts are not included in total assets.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the AICPA Technical Practice Aid for investment companies, the Company accrues capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if the Company’s entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of the TRS, less the total amount of cash collateral posted by Flatiron under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the Securities and Exchange Commission, or SEC.

Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

The following is a summary of the underlying loans subject to the TRS as of December 31, 2016:

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Senior Secured First Lien Debt
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022	Various	Retail	$14,564	$13,653	$(911)
Access CIG, LLC, L+500, 1.00% LIBOR Floor, 10/18/2021	3 Month LIBOR	Services: Business	6,751	6,798	47
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020	3 Month LIBOR	Media: Advertising, Printing & Publishing	7,679	7,328	(351)
Alvogen Pharma US, Inc., L+500, 1.00% LIBOR Floor, 4/1/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	9,430	9,150	(280)
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	12,158	12,219	61
American Energy – Marcellus, LLC, L+425, 1.00% LIBOR Floor, 8/4/2020	3 Month LIBOR	Energy: Oil & Gas	4,254	2,370	(1,884)
American Residential Services, LLC, L+450, 1.00% LIBOR Floor, 6/30/2021	3 Month LIBOR	Construction & Building	14,067	14,269	202
Aquilex, LLC, L+400, 1.00% LIBOR Floor, 12/31/2020	3 Month LIBOR	Chemicals, Plastics & Rubber	1,810	1,778	(32)
Avaya Inc., L+525, 1.00% LIBOR Floor, 5/29/2020	3 Month LIBOR	Telecommunications	14,542	12,798	(1,744)
Azure Midstream Energy, LLC, L+650, 1.00% LIBOR Floor, 11/15/2018	1 Month LIBOR	Energy: Oil & Gas	2,375	2,200	(175)
Caraustar Industries, Inc., L+675, 1.25% LIBOR Floor, 5/1/2019	3 Month LIBOR	Forest Products & Paper	11,954	12,521	567
Central Security Group, Inc., L+563, 1.00% LIBOR Floor, 10/6/2020	1 Month LIBOR	Services: Consumer	12,915	13,058	143
Charming Charlie, LLC, L+800, 1.00% LIBOR Floor, 12/24/2019	3 Month LIBOR	Retail	7,723	4,314	(3,409)

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
CSP Technologies North America, LLC, L+600, 1.00% LIBOR Floor, 1/29/2022	3 Month LIBOR	Chemicals, Plastics & Rubber	$13,385	$13,590	$205
CT Technologies Intermediate Holdings, Inc., L+425, 1.00% LIBOR Floor, 12/1/2021	1 Month LIBOR	Healthcare & Pharmaceuticals	14,681	14,160	(521)
David’s Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019	3 Month LIBOR	Retail	3,339	3,095	(244)
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(d)	3 Month LIBOR	Services: Business	12,874	12,094	(780)
EIG Investors Corp., L+548, 1.00% LIBOR Floor, 11/9/2019(d)	3 Month LIBOR	Services: Business	1,773	1,772	(1)
Emmis Operating Company, L+600, 1.00% LIBOR Floor, 6/10/2021	3 Month LIBOR	Media: Broadcasting & Subscription	7,508	7,075	(433)
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(d)	6 Month LIBOR	High Tech Industries	7,174	6,821	(353)
Global Cash Access, Inc., L+525, 1.00% LIBOR Floor, 12/18/2020	2 Month LIBOR	Hotel, Gaming & Leisure	10,483	10,406	(77)
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	4,829	4,520	(309)
IMG Worldwide Holdings, LLC, L+425, 1.00% LIBOR Floor, 5/6/2021	3 Month LIBOR	Media: Diversified & Production	7,111	7,277	166
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020	1 Month LIBOR	Services: Business	5,882	5,409	(473)
Murray Energy Corp., L+725, 1.00% LIBOR Floor, 4/16/2020	3 Month LIBOR	Metals & Mining	3,588	3,528	(60)
Navex Global, Inc, L+475, 1.00% LIBOR Floor, 11/19/2021	6 Month LIBOR	High Tech Industries	13,597	13,617	20
Nielsen & Bainbridge, LLC, L+500, 1.00% LIBOR Floor, 8/15/2020	6 Month LIBOR	Consumer Goods: Durable	15,843	15,942	99
Oasis Outsourcing Holdings, Inc., L+475, 1.00% LIBOR Floor, 12/26/2021	1 Month LIBOR	Services: Business	9,319	9,472	153
Onex TSG Holdings II Corp., L+400, 1.00% LIBOR Floor, 7/29/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	3,408	3,441	33
Opal Acquisition, Inc., L+400, 1.00% LIBOR Floor, 11/27/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	10,236	9,802	(434)
Pelican Products, Inc., L+425, 1.00% LIBOR Floor, 4/10/2020	3 Month LIBOR	Chemicals, Plastics & Rubber	2,493	2,503	10
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(d)	3 Month LIBOR	Aerospace & Defense	6,337	5,564	(773)
PSC Industrial Holdings Corp., L+475, 1.00% LIBOR Floor, 12/5/2020	3 Month LIBOR	Services: Business	4,851	4,741	(110)
Scientific Games International, Inc., L+500, 1.00% LIBOR Floor, 10/1/2021(d)	Various	Hotel, Gaming & Leisure	10,400	10,665	265
SESAC Holdco II LLC, L+425, 1.00% LIBOR Floor, 2/7/2019	1 Month LIBOR	Media: Broadcasting & Subscription	2,935	2,938	3
SG Acquisition, Inc., L+525, 1.00% LIBOR Floor, 8/19/2021	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	11,414	11,547	133
SI Organization, Inc., L+475, 1.00% LIBOR Floor, 11/23/2019	3 Month LIBOR	Services: Business	7,746	7,866	120
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022	3 Month LIBOR	Services: Business	3,845	3,840	(5)
Survey Sampling International, LLC, L+500, 1.00% LIBOR Floor, 12/16/2020	3 Month LIBOR	Services: Business	7,781	7,899	118
TIBCO Software Inc., L+550, 1.00% LIBOR Floor, 12/4/2020	1 Month LIBOR	High Tech Industries	$16,827	$17,319	$492

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Travel Leaders Group, LLC, L+600, 1.00% LIBOR Floor, 12/7/2020	1 Month LIBOR	Services: Consumer	5,169	5,176	7
Vince, LLC, L+500, 1.00% LIBOR Floor, 11/27/2019(d)	3 Month LIBOR	Retail	1,124	1,093	(31)
Western Dental Services, Inc., L+650, 1.00% LIBOR Floor, 11/1/2018	3 Month LIBOR	Healthcare & Pharmaceuticals	5,573	5,566	(7)
Total Senior Secured First Lien Debt			351,747	341,194	(10,553)
Senior Secured Second Lien Debt
Asurion, LLC, L+750, 1.00% LIBOR Floor, 3/3/2021	1 Month LIBOR	Services: Consumer	7,772	8,044	272
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(d)	6 Month LIBOR	High Tech Industries	9,798	7,594	(2,204)
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022	3 Month LIBOR	Retail	3,940	4,010	70
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022	3 Month LIBOR	Services: Business	6,965	6,842	(123)
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019	3 Month LIBOR	Healthcare & Pharmaceuticals	13,600	11,318	(2,282)
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021	3 Month LIBOR	Chemicals, Plastics & Rubber	8,050	7,830	(220)
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022	1 Month LIBOR	Retail	4,973	4,636	(337)
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	1,002	977	(25)
Total Senior Secured Second Lien Debt			56,100	51,251	(4,849)
Total			$407,847	$392,445	$(15,402)

(a)	All of the underlying loans subject to the TRS are issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note (d) below. The Company does not control and is not an affiliate of any of the companies that are issuers of the underlying loans subject to the TRS.
(b)	The 1, 2, 3, and 6 month LIBOR rates were 0.77%, 0.82%, 1.00% and 1.32%, respectively, as of December 31, 2016. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2016, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2016.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9).
(d)	All or a portion of the underlying loan subject to the TRS is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2016, 90.5% of the Company’s total assets represented qualifying assets. In addition, as described in this Note 7, the Company calculates its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the TRS as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 89.1% of the Company’s total assets represented qualifying assets as of December 31, 2016.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

(e)	For the year ended December 31, 2016, the following underlying loans subject to the TRS contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Issuer of Underlying Loan	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	All-in-Rate
Smile Brands Group, Inc.(f)	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$233	$41	$274
Southcross Holdings Borrower LP(g)	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$1	$1	$2
(f)	Outstanding principal and accrued interest of the underlying loan was fully repaid on August 17, 2016.
(g)	Prior to December 31, 2016, the underlying loan was assigned to the Company and removed from the TRS.

The following is a summary of the underlying loans subject to the TRS as of December 31, 2015:

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Senior Secured First Lien Debt
ABG Intermediate Holdings 2 LLC, L+450, 1.00% LIBOR Floor, 5/27/2021	3 Month LIBOR	Retail	$6,736	$6,696	$(40)
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022(d)	1 Month LIBOR	Retail	13,254	12,954	(300)
Access CIG, LLC, L+500, 1.00% LIBOR Floor, 10/18/2021	3 Month LIBOR	Services: Business	6,820	6,816	(4)
Albertson’s LLC, L+450, 1.00% LIBOR Floor, 12/21/2022(d)	3 Month LIBOR	Retail	4,625	4,656	31
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020	3 Month LIBOR	Media: Advertising, Printing & Publishing	7,882	7,740	(142)
Alvogen Pharma US, Inc., L+500, 1.00% LIBOR Floor, 4/1/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	15,053	14,709	(344)
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	12,282	12,359	77
American Energy – Marcellus, LLC, L+425, 1.00% LIBOR Floor, 8/4/2020	3 Month LIBOR	Energy: Oil & Gas	4,253	1,160	(3,093)
American Residential Services, LLC, L+450, 1.00% LIBOR Floor, 6/30/2021	3 Month LIBOR	Construction & Building	14,211	14,174	(37)
AqGen Ascensus, Inc., L+450, 1.00% LIBOR Floor, 12/5/2022	3 Month LIBOR	Services: Business	2,915	2,923	8
Aquilex, LLC, L+400, 1.00% LIBOR Floor, 12/31/2020	1 Month LIBOR	Chemicals, Plastics & Rubber	1,933	1,850	(83)
At Home Holding III Inc., L+400, 1.00% LIBOR Floor, 6/3/2022	3 Month LIBOR	Retail	5,560	5,420	(140)
Avaya Inc., L+525, 1.00% LIBOR Floor, 5/29/2020	3 Month LIBOR	Telecommunications	14,718	10,462	(4,256)
Azure Midstream Energy, LLC, L+650, 1.00% LIBOR Floor, 11/15/2018	3 Month LIBOR	Energy: Oil & Gas	2,431	1,448	(983)
BRG Sports, Inc., L+550, 1.00% LIBOR Floor, 4/15/2021(d)	1 Month LIBOR	Consumer Goods: Durable	12,798	12,690	(108)
Builders FirstSource Inc., L+500, 1.00% LIBOR Floor, 7/29/2022(e)	3 Month LIBOR	Forest Products & Paper	14,242	14,129	(113)
Caraustar Industries, Inc., L+675, 1.25% LIBOR Floor, 5/1/2019	3 Month LIBOR	Forest Products & Paper	18,131	18,568	437
Cast & Crew Payroll, LLC, L+375, 1.00% LIBOR Floor, 8/12/2022	3 Month LIBOR	Services: Business	1,311	1,294	(17)

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
CDS U.S. Intermediate Holdings, Inc., L+400, 1.00% LIBOR Floor, 7/8/2022	3 Month LIBOR	Hotel, Gaming & Leisure	$1,958	$1,857	$(101)
Central Security Group, Inc., L+525, 1.00% LIBOR Floor, 10/6/2020	3 Month LIBOR	Services: Consumer	13,047	12,778	(269)
Charming Charlie, LLC, L+800, 1.00% LIBOR Floor, 12/24/2019	3 Month LIBOR	Retail	8,647	7,223	(1,424)
Chemstralia Pty Ltd., L+625, 1.00% LIBOR Floor, 2/28/2022(e)	3 Month LIBOR	Chemicals, Plastics & Rubber	3,000	2,925	(75)
CSC Holdings, LLC, L+400, 1.00% LIBOR Floor, 10/9/2022(d)	3 Month LIBOR	Telecommunications	18,844	18,926	82
CSP Technologies North America, LLC, L+600, 1.00% LIBOR Floor, 1/29/2022	3 Month LIBOR	Chemicals, Plastics & Rubber	13,522	13,660	138
CT Technologies Intermediate Holdings, Inc., L+425, 1.00% LIBOR Floor, 12/1/2021	1 Month LIBOR	Healthcare & Pharmaceuticals	14,831	14,537	(294)
DAE Aviation Holdings, Inc., L+425, 1.00% LIBOR Floor, 7/7/2022	3 Month LIBOR	Aerospace & Defense	7,591	7,579	(12)
David’s Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019	3 Month LIBOR	Retail	4,338	3,808	(530)
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(e)	3 Month LIBOR	Services: Business	13,005	13,087	82
Deltek, Inc., L+400, 1.00% LIBOR Floor, 6/25/2022	3 Month LIBOR	Services: Business	3,068	3,053	(15)
Diamond Resorts Corp., L+450, 1.00% LIBOR Floor, 5/9/2021(e)	3 Month LIBOR	Consumer Goods: Non-Durable	3,586	3,546	(40)
EIG Investors Corp., L+400, 1.00% LIBOR Floor, 11/9/2019(e)	3 Month LIBOR	Services: Business	1,846	1,803	(43)
Emmis Operating Company, L+600, 1.00% LIBOR Floor, 6/10/2021	3 Month LIBOR	Media: Broadcasting & Subscription	8,739	7,790	(949)
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(e)	6 Month LIBOR	High Tech Industries	7,248	5,764	(1,484)
Global Cash Access, Inc., L+525, 1.00% LIBOR Floor, 12/18/2020	2 Month LIBOR	Hotel, Gaming & Leisure	11,043	10,375	(668)
GTCR Valor Companies, Inc., L+500, 1.00% LIBOR Floor, 5/30/2021	3 Month LIBOR	High Tech Industries	3,898	3,918	20
HC Group Holdings III, Inc., L+500, 1.00% LIBOR Floor, 4/7/2022(d)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,471	10,459	(12)
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	4,879	3,993	(886)
Hemisphere Media Holdings, LLC, L+400, 1.00% LIBOR Floor, 7/30/2020	3 Month LIBOR	Media: Broadcasting & Subscription	4,006	3,854	(152)
Hilex Poly Co. LLC, L+500, 1.00% LIBOR Floor, 12/5/2021	3 Month LIBOR	Containers, Packaging & Glass	8,296	8,366	70
Hyperion Insurance Group Ltd., L+450, 1.00% LIBOR Floor, 4/29/2022(e)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,039	3,024	(15)
IMG Worldwide Holdings, LLC, L+425, 1.00% LIBOR Floor, 5/6/2021	3 Month LIBOR	Media: Diversified & Production	14,368	14,287	(81)
Infiltrator Water Technologies, LLC, L+425, 1.00% LIBOR Floor, 5/27/2022	3 Month LIBOR	Construction & Building	9,000	9,006	6
inVentiv Health, Inc., L+625, 1.50% LIBOR Floor, 5/15/2018	3 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,890	(110)
Lanyon Solutions, Inc., L+450, 1.00% LIBOR Floor, 11/13/2020	3 Month LIBOR	High Tech Industries	1,148	1,120	(28)
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020	3 Month LIBOR	Services: Business	$5,882	$5,527	$(355)

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Murray Energy Corp., L+600, 1.00% LIBOR Floor, 4/17/2017	6 Month LIBOR	Metals & Mining	723	752	29
Murray Energy Corp., L+650, 1.00% LIBOR Floor, 4/16/2020	6 Month LIBOR	Metals & Mining	3,472	2,286	(1,186)
Navex Global, Inc, L+475, 1.00% LIBOR Floor, 11/19/2021	6 Month LIBOR	High Tech Industries	13,736	13,444	(292)
Nielsen & Bainbridge, LLC, L+500, 1.00% LIBOR Floor, 8/15/2020	6 Month LIBOR	Consumer Goods: Durable	16,094	16,113	19
Oasis Outsourcing Holdings, Inc., L+475, 1.00% LIBOR Floor, 12/26/2021	1 Month LIBOR	Services: Business	14,392	14,428	36
Onex TSG Holdings II Corp., L+400, 1.00% LIBOR Floor, 7/29/2022	1 Month LIBOR	Healthcare & Pharmaceuticals	7,441	7,402	(39)
Opal Acquisition, Inc., L+400, 1.00% LIBOR Floor, 11/27/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	10,361	8,724	(1,637)
Pelican Products, Inc., L+425, 1.00% LIBOR Floor, 4/10/2020	3 Month LIBOR	Chemicals, Plastics & Rubber	5,622	5,554	(68)
PetroChoice Holdings, Inc., L+500, 1.00% LIBOR Floor, 8/19/2022	1 Month LIBOR	Chemicals, Plastics & Rubber	1,645	1,664	19
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(e)	3 Month LIBOR	Aerospace & Defense	6,564	6,396	(168)
Pike Corp., L+450, 1.00% LIBOR Floor, 12/22/2021	1 Month LIBOR	Energy: Electricity	2,205	2,194	(11)
Polyconcept Finance B.V., L+475, 1.25% LIBOR Floor, 6/28/2019(e)	1 Month LIBOR	Consumer Goods: Non-Durable	6,575	6,547	(28)
PSC Industrial Holdings Corp., L+475, 1.00% LIBOR Floor, 12/5/2020	3 Month LIBOR	Services: Business	4,901	4,888	(13)
Riverbed Technology, Inc., L+500, 1.00% LIBOR Floor, 4/24/2022(d)	3 Month LIBOR	High Tech Industries	16,791	16,771	(20)
RP Crown Parent, LLC, L+500, 1.00% LIBOR Floor, 12/21/2018	3 Month LIBOR	High Tech Industries	15,431	14,127	(1,304)
Scientific Games International, Inc., L+500, 1.00% LIBOR Floor, 10/1/2021(e)	Various	Hotel, Gaming & Leisure	21,430	19,847	(1,583)
SESAC Holdco II LLC, L+425, 1.00% LIBOR Floor, 2/7/2019	6 Month LIBOR	Media: Broadcasting & Subscription	5,049	4,998	(51)
SG Acquisition, Inc., L+525, 1.00% LIBOR Floor, 8/19/2021	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	12,624	12,485	(139)
SI Organization, Inc., L+475, 1.00% LIBOR Floor, 11/23/2019(d)	3 Month LIBOR	Services: Business	10,983	10,953	(30)
Smile Brands Group, Inc., L+775, 1.25% LIBOR Floor, 8/16/2019(f)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,657	3,297	(1,360)
Southcross Holdings Borrower LP, L+500, 1.00% LIBOR Floor, 8/4/2021	3 Month LIBOR	Energy: Oil & Gas	1,249	678	(571)
Steward Health Care System, LLC, L+550, 1.25% LIBOR Floor, 4/10/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	9,817	9,760	(57)
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022	3 Month LIBOR	Services: Business	7,690	7,690	—
Styrolution US Holding LLC, L+550, 1.00% LIBOR Floor, 11/7/2019	1 Month LIBOR	Chemicals, Plastics & Rubber	3,933	3,997	64
Surgery Center Holdings, Inc., L+425, 1.00% LIBOR Floor, 11/3/2020	1 Month LIBOR	Healthcare & Pharmaceuticals	6,466	6,506	40
Survey Sampling International, LLC, L+500, 1.00% LIBOR Floor, 12/16/2020	3 Month LIBOR	Services: Business	$7,861	$7,801	$(60)
TASC, Inc., L+600, 1.00% LIBOR Floor, 5/23/2020(e)	Various	Services: Business	8,114	8,291	177

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
TIBCO Software Inc., L+550, 1.00% LIBOR Floor, 12/4/2020	1 Month LIBOR	High Tech Industries	16,998	15,844	(1,154)
TMFS Holdings, LLC, L+450, 1.00% LIBOR Floor, 7/30/2021	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	14,657	14,746	89
TOPPS Company, Inc., L+600, 1.25% LIBOR Floor, 10/2/2018	3 Month LIBOR	Consumer Goods: Non-Durable	2,307	2,254	(53)
Travel Leaders Group, LLC, L+600, 1.00% LIBOR Floor, 12/7/2020	3 Month LIBOR	Services: Consumer	5,473	5,429	(44)
U.S. Farathane, LLC, L+575, 1.00% LIBOR Floor, 12/23/2021(d)	3 Month LIBOR	Automotive	5,119	5,100	(19)
U.S. Renal Care, Inc., L+425, 1.00% LIBOR Floor, 12/30/2022(d)	3 Month LIBOR	Healthcare & Pharmaceuticals	3,233	3,245	12
USS Parent Holdings Corp., L+475, 1.00% LIBOR Floor, 8/5/2021	Prime	Construction & Building	12,305	12,263	(42)
Vince, LLC, L+475, 1.00% LIBOR Floor, 11/27/2019(e)	3 Month LIBOR	Retail	1,124	1,031	(93)
Western Dental Services, Inc., L+650, 1.00% LIBOR Floor, 11/1/2018	3 Month LIBOR	Healthcare & Pharmaceuticals	5,558	4,889	(669)
Total Senior Secured First Lien Debt			661,055	634,597	(26,458)
Senior Secured Second Lien Debt
AmWINS Group, LLC, L+850, 1.00% LIBOR Floor, 9/4/2020	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	870	905	35
Asurion, LLC, L+750, 1.00% LIBOR Floor, 3/3/2021	3 Month LIBOR	Services: Consumer	7,772	6,796	(976)
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(e)	6 Month LIBOR	High Tech Industries	9,798	6,675	(3,123)
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022	3 Month LIBOR	Retail	3,940	3,940	—
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022	3 Month LIBOR	Services: Business	6,965	6,370	(595)
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019	3 Month LIBOR	Healthcare & Pharmaceuticals	13,600	12,119	(1,481)
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021	3 Month LIBOR	Chemicals, Plastics & Rubber	8,050	7,620	(430)
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022	1 Month LIBOR	Retail	4,973	3,548	(1,425)
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	1,002	555	(447)
Total Senior Secured Second Lien Debt			56,970	48,528	(8,442)
Total			$718,025	$683,125	$(34,900)

(a)	All of the underlying loans subject to the TRS are issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note (e) below. The Company does not control and is not an affiliate of any of the companies that are issuers of the underlying loans subject to the TRS.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 7. Derivative Instruments  – (continued)

(b)	The 1, 2, 3, and 6 month LIBOR rates were 0.43%, 0.51%, 0.61% and 0.85%, respectively, as of December 31, 2015. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2015, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2015. The prime rate was 3.50% as of December 31, 2015.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9).
(d)	Position or a portion thereof unsettled as of December 31, 2015.
(e)	All or a portion of the underlying loan subject to the TRS is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2015, 90.0% of the Company’s total assets represented qualifying assets. In addition, as described in this Note 7, the Company calculates its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the TRS as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 87.2% of the Company’s total assets represented qualifying assets as of December 31, 2015.
(f)	For the year ended December 31, 2015, the following underlying loan subject to the TRS contains a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Issuer of Underlying Loan	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	All-in-Rate
Smile Brands Group, Inc.	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$362	$16	$378

Note 8. Credit Facilities

JPM Credit Facility

On August 26, 2016, 34th Street Funding, LLC, or 34th Street, a newly-formed, wholly-owned, consolidated, special purpose financing subsidiary of the Company, entered into a senior secured credit facility with JPMorgan Chase Bank, National Association, or JPM. The senior secured credit facility with JPM, or the JPM Credit Facility, provides for delayed-draw borrowings in an aggregate principal amount of $150,000, of which $25,000 may be funded as a revolving credit facility, each subject to conditions described in the JPM Credit Facility. On August 26, 2016, 34th Street drew down $57,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, 34th Street amended and restated the JPM Credit Facility, or the Amended JPM Credit Facility, with JPM. Under the Amended JPM Credit Facility, the aggregate principal amount available for delayed-draw borrowings was increased from $150,000 to $225,000, of which $25,000 may be funded as a revolving credit facility, each subject to conditions described in the Amended JPM Credit Facility. On September 30, 2016, 34th Street drew down $167,423 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from CS Park View as discussed in Note 6. No other material terms of the JPM Credit Facility were revised in connection with the Amended JPM Credit Facility.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.50% per year. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 23, 2020. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.5% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, May 23, 2017, or the Ramp-Up Period,

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 8. Credit Facilities  – (continued)

and from the termination of the Ramp-Up Period and ending on, but excluding, August 23, 2019, respectively. The non-usage fees, if any, are payable quarterly in arrears.

The Company contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to the Company, and the Company’s exposure under the Amended JPM Credit Facility is limited to the value of the Company’s investment in 34th Street.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and from August 26, 2016 to December 31, 2016, 34th Street was in compliance with all covenants and reporting requirements.

The Company incurred debt issuance costs of $3,514 in connection with obtaining and amending the JPM Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended JPM Credit Facility, which is included in the Company’s consolidated balance sheet as of December 31, 2016 and will amortize to interest expense over the term of the Amended JPM Credit Facility. At December 31, 2016, the unamortized portion of the debt issuance costs was $3,212.

For the period from August 26, 2016 through December 31, 2016, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

Stated interest expense	$2,753
Non-usage fee	45
Amortization of debt issuance costs	302
Total interest expense	$3,100
Weighted average interest rate(1)	4.41%
Average borrowings	$178,644

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

East West Bank Credit Facility

On April 30, 2015, the Company entered into a revolving credit facility, or the EWB Credit Facility, with East West Bank, or EWB. The EWB Credit Facility provides for borrowings in an aggregate principal amount of up to $40,000, subject to certain conditions, and the Company is required to maintain $2,000 in a demand deposit account with EWB at all times. As of and for the year ended December 31, 2016, the Company was in compliance with all covenants and reporting requirements under the EWB Credit Facility.

Advances under the EWB Credit Facility bear interest at a floating rate equal to (i) the greater of 3.25% per year or the variable rate of interest per year announced by EWB as its prime rate, which was 3.75% at December 31, 2016, plus (ii) a spread of 0.75%. Interest is payable quarterly in arrears. Each advance under the EWB Credit Facility will be due and payable on the earlier of 90 days from the date such advance was made by EWB, or April 27, 2017. The Company may prepay any advance without penalty or premium. The Company will be subject to a non-usage fee of 0.50% per year on the average amount, if any, of the aggregate principal amount available under the EWB Credit Facility that has not been borrowed, payable at the end of each quarter. The non-usage fee, if any, is payable quarterly in arrears. The Company’s obligations to EWB under the EWB Credit Facility are secured by a first priority security interest in certain eligible investments in which the Company has a beneficial interest, as updated from time to time.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 8. Credit Facilities  – (continued)

On January 28, 2016 the Company entered into the first amendment to the EWB Credit Facility with EWB. Under the original EWB Credit Facility, the borrowing base was the lesser of (i) the average monthly net proceeds received by the Company from the sale of its equity securities during the trailing three month period ending on the last day of the immediately preceding calendar month; or (ii) 50% of collateral securing the EWB Credit Facility. Under the first amendment, during the period commencing on January 30, 2016 through July 31, 2016, (i) the trailing equity component of the borrowing base was removed; (ii) the borrowing base was decreased to 40% of the collateral securing the EWB Credit Facility; and (iii) the required minimum fair market value of the collateral securing the EWB Credit Facility was increased from two to two and one-half times all outstanding advances under the EWB Credit Facility. Prior to entering into the second amendment to the EWB Credit Facility (as described below), these amended provisions were scheduled to revert back to their original terms on July 31, 2016.

On April 21, 2016, the Company entered into the second amendment to the EWB Credit Facility with EWB. Under the second amendment, the date after which the amended provisions of the first amendment will revert back to their original terms was extended from July 31, 2016 to September 30, 2016 and the maturity date of the EWB Credit Facility was extended from April 29, 2016 to April 27, 2017.

The Company incurred costs of $278 in connection with obtaining the EWB Credit Facility, which the Company initially recorded as prepaid expenses and other assets on the Company’s consolidated balance sheets and amortized to interest expense over the initial life of the EWB Credit Facility. On April 21, 2016, the Company incurred additional costs of $200 in connection with the second amendment to the EWB Credit Facility, which the Company initially recorded as prepaid expenses and other assets on the Company’s consolidated balance sheets and amortizes to interest expense over the life of the EWB Credit Facility pursuant to the second amendment.

For the year ended December 31, 2016 and for the period from April 30, 2015 through December 31, 2015, the components of interest expense, average borrowings, and weighted average interest rate for the EWB Credit Facility were as follows:

	Year Ended December 31, 2016	Period from April 30, 2015 through December 31, 2015
Amortization of debt issuance costs	$227	$186
Non-usage fee	198	125
Stated interest expense	44	94
Total interest expense	$469	$405
Weighted average interest rate(1)	23.12%	9.37%
Average borrowings(2)	$1,033	$3,407

(1)	Includes the stated interest expense and non-usage fees on the unused portion of the EWB Credit Facility.
(2)	During the year ended December 31, 2016 and the period from April 30, 2015 through December 31, 2015, amounts were drawn on the EWB Credit Facility for 21 and 71 days, respectively.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments

The following table presents fair value measurements of the Company’s portfolio investments and TRS as of December 31, 2016 and 2015, according to the fair value hierarchy:

	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior secured first lien debt	$—	$—	$489,913	$489,913	$—	$—	$104,187	$104,187
Senior secured second lien debt	—	—	434,347	434,347	—	—	453,713	453,713
Collateralized securities and structured products – debt	—	—	38,114	38,114	—	—	41,663	41,663
Collateralized securities and structured products – equity	—	—	34,648	34,648	—	—	24,604	24,604
Unsecured debt	—	—	16,851	16,851	—	—	26,740	26,740
Equity	—	—	5,107	5,107	—	—	—	—
Short term investments	70,498	—	—	70,498	18,892	—	—	18,892
Total Investments	$70,498	$—	$1,018,980	$1,089,478	$18,892	$—	$650,907	$669,799
Total return swap	$—	$—	$(15,402)	$(15,402)	$—	$—	$(34,900)	$(34,900)
Credit default swap	—	46	—	46	—	—	—	—
Total Derivatives	$—	$46	$(15,402)	$(15,356)	$—	$—	$(34,900)	$(34,900)
Total Investments and Derivatives	$70,498	$46	$1,003,578	$1,074,122	$18,892	$—	$616,007	$634,899

The following tables provide a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the years ended December 31, 2016 and 2015:

	Year Ended December 31, 2016
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total Return Swap	Total
Beginning balance, December 31, 2015	$104,187	$453,713	$41,663	$24,604	$26,740	$—	$(34,900)	$616,007
Investments purchased(2)	423,262	124,281	—	10,000	6,518	5,832	—	569,893
Net realized gain	528	1,384	—	—	463	350	28,159	30,884
Net change in unrealized appreciation	1,969	12,293	1,341	3,515	2,374	275	19,498	41,265
Accretion of discount	1,422	1,104	110	—	127	—	—	2,763
Sales and principal repayments	(41,455)	(158,428)	(5,000)	(3,471)	(19,371)	(1,350)	(28,159)	(257,234)
Ending balance, December 31, 2016	$489,913	$434,347	$38,114	$34,648	$16,851	$5,107	$(15,402)	$1,003,578
Change in net unrealized appreciation on investments still held as of December 31, 2016(1)	$557	$8,568	$1,281	$3,515	$1,268	$275	$15,737	$31,201

(1)	Included in net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations except where related to the total return swap, which is included in net change in unrealized appreciation (depreciation) on total return swap.
(2)	Includes accrued interest receivable capitalized as additional principal due from the borrower for securities that contain a PIK interest provision.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments  – (continued)

	Year Ended December 31, 2015
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Total Return Swap	Total
Beginning balance, December 31, 2014	$69,204	$245,258	$27,965	$9,137	$—	$(4,409)	$347,155
Investments purchased	82,147	261,022	15,500	24,914	54,634	—	438,217
Net realized gain	543	27	—	—	551	30,753	31,874
Net change in unrealized depreciation	(1,925)	(14,550)	(1,911)	(6,388)	(2,813)	(30,491)	(58,078)
Accretion of discount	441	390	109	17	68	—	1,025
Sales and principal repayments	(46,223)	(38,434)	—	(3,076)	(25,700)	(30,753)	(144,186)
Ending balance, December 31, 2015	$104,187	$453,713	$41,663	$24,604	$26,740	$(34,900)	$616,007
Change in net unrealized depreciation on investments still held as of December 31, 2015(1)	$(1,910)	$(14,612)	$(1,911)	$(6,388)	$(2,813)	$(30,333)	$(57,967)

(1)	Included in net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations except where related to the total return swap, which is included in net change in unrealized appreciation (depreciation) on total return swap.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments  – (continued)

Significant Unobservable Inputs

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of investments as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$417,736	Discounted Cash Flow	Discount Rates	6.0% – 21.3%	16.5%
	61,846	Broker Quotes	Broker Quotes	N/A	N/A
	10,331	Market Comparable Approach	EBITDA Multiple	4.00x – 6.00x	4.78x
Senior secured second lien debt	291,189	Discounted Cash Flow	Discount Rates	8.5% – 20.6%	10.5%
	129,219	Broker Quotes	Broker Quotes	N/A	N/A
	13,939	Market Comparable Approach	EBITDA Multiple	6.50x – 9.50x	8.09x
			Revenue Multiple	0.65x – 0.90x	0.65x
Collateralized securities and structured products – debt	38,114	Discounted Cash Flow	Discount Rates	7.8% – 11.0%	10.1%
Collateralized securities and structured products – equity	34,648	Discounted Cash Flow	Discount Rates	9.3% – 17.0%	13.8%
Unsecured debt	16,851	Broker Quotes	Broker Quotes	N/A	N/A
Equity	4,946	Market Comparable Approach	EBITDA Multiple	3.75x – 10.50x	7.23x
	161	Options Pricing Model	Expected Volatility	N/A	36.2%
Total return swap	(1,002)	Discounted Cash Flow	Discount Rates	5.1% – 14.6%	7.3%
	(14,400)	Broker Quotes	Broker Quotes	N/A	N/A
Total	$1,003,578

(1)	Weighted average amounts are based on the estimated fair values.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 9. Fair Value of Financial Instruments  – (continued)

	December 31, 2015
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$58,715	Discounted Cash Flow	Discount Rates	7.3% – 13.2%	8.9%
	45,472	Broker Quotes	Broker Quotes	N/A	N/A
Senior secured second lien debt	233,616	Discounted Cash Flow	Discount Rates	9.0% – 11.7%	10.2%
	220,097	Broker Quotes	Broker Quotes	N/A	N/A
Collateralized securities and structured products – debt	41,663	Discounted Cash Flow	Discount Rates	9.0% – 12.0%	11.1%
Collateralized securities and structured products – equity	24,604	Discounted Cash Flow	Discount Rates	16.0% – 17.0%	16.5%
Unsecured debt	26,740	Broker Quotes	Broker Quotes	N/A	N/A
Total return swap	(3,991)	Discounted Cash Flow	Discount Rates	5.6% – 28.7%	7.6%
	(30,909)	Broker Quotes	Broker Quotes	N/A	N/A
Total	$616,007

(1)	Weighted average amounts are based on the estimated fair values.

The significant unobservable inputs used in the fair value measurement of the Company’s senior secured first lien debt, senior secured second lien debt, collateralized securities and structured products, unsecured debt, equity, and total return swap are discount rates, EBITDA multiples, revenue multiples, broker quotes and expected volatility. A significant increase or decrease in discount rates would result in a significantly lower or higher fair value measurement, respectively. A significant increase or decrease in the EBITDA multiples, revenue multiples, broker quotes and expected volatility would result in a significantly higher or lower fair value measurement, respectively.

Note 10. General and Administrative Expense

General and administrative expense consisted of the following items for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
Professional fees	$1,623	$1,044	$849
Transfer agent expense	1,272	1,144	627
Dues and subscriptions	775	505	230
Valuation expense	625	310	136
Printing and marketing expense	553	755	681
Due diligence fees	470	1,006	967
Insurance expense	376	297	235
Director fees and expenses	274	296	162
Filing fees	53	478	113
Other expenses	696	413	272
Total general and administrative expense	$6,717	$6,248	$4,272

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 11. Commitments and Contingencies

The Company entered into certain contracts with other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to such indemnifications to be remote.

As of December 31, 2016 and 2015, the Company’s unfunded commitments were as follows:

Unfunded Commitments	December 31, 2016(1)	December 31, 2015(1)
CCSLF(2)(3)	$40,000	$40,000
Tennessee Merger Sub, Inc.(4)	10,254	—
Ministry Brands, LLC	5,274	—
Studio Movie Grill Holdings, LLC(3)	4,127	1,069
Elemica Holdings, Inc.(3)	2,500	—
ABG Intermediate Holdings 2 LLC(3)	1,119	1,128
Ivy Hill Middle Market Credit Fund VIII, Ltd.(3)	1,111	—
American Media, Inc.(3)	711	—
ECI Acquisition Holdings, Inc.	—	1,207
Total	$65,096	$43,404

(1)	Unless otherwise noted, the funding criteria for these unfunded commitments had not been met at the date indicated.
(2)	On June 24, 2015, the Company entered into a joint venture with Capitala Finance Corp., or Capitala, to create CCSLF. All portfolio and other material decisions regarding CCSLF must be submitted to its board of managers, which is comprised of four members, two of whom were selected by the Company and the other two were selected by Capitala. Further, all portfolio and other material decisions require the affirmative vote of at least one member from the Company and one member from Capitala.
(3)	As of March 9, 2017, the Company’s unfunded commitments were to portfolio companies ABG Intermediate Holdings 2 LLC, American Media, Inc., CF Entertainment Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd. and Studio Movie Grill Holdings, LLC in the amount of $1,119, $415, $10,000, $2,500, $1,111 and $4,127, respectively, and also included an unfunded commitment of $40,000 to CCSLF. In addition, subsequent to December 31, 2016, the Company entered into unfunded commitments of $5,079, $3,606 and $18,030 with American Axle & Manufacturing, Inc., BWAY Holding Company and CenturyLink, Inc., respectively.
(4)	As of December 31, 2016, such commitment was subject to the execution of a definitive loan agreement and the consummation of the underlying corporate transaction, and conditional upon receipt of all necessary shareholder, regulatory and other applicable approvals. Prior to March 9, 2017, the unfunded commitment to Tennessee Merger Sub, Inc. was terminated.

Unfunded commitments to provide funds to companies are not recorded on the Company’s consolidated balance sheets. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. The Company intends to use cash on hand, short term investments, proceeds from borrowings, and other liquid assets to fund these commitments should the need arise. For information on the companies to which the Company is committed to fund additional amounts as of December 31, 2016 and 2015, refer to the table above and the consolidated schedules of investments.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 11. Commitments and Contingencies  – (continued)

The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., advances from its credit facilities and/or cash flows from operations). The Company will not fund its unfunded commitments from future net proceeds generated by securities offerings. The Company follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments. Specifically, the Company prepares detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by the Company’s executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Company has adequate liquidity to satisfy its unfunded commitments.

The Company does not include its unfunded capital commitment to CCSLF as a senior security for the asset coverage ratio, as the capital commitments cannot be drawn without an affirmative vote by one of the Company’s representatives on CCSLF’s board of managers.

Note 12. Fee Income

Fee income consists of commitment fees, amendment fees and administrative agent fees. The following table summarizes the Company’s fee income for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
Commitment fees	$417	$718	$283
Amendment fees	261	97	96
Administrative agent fees	20	—	20
Total	$698	$815	$399

Administrative agent fees are recurring income as long as the Company remains the administrative agent for the related investment. Income from all other fees is non-recurring.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 13. Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2016, 2015, 2014 and 2013 and for the period from January 31, 2012 (Inception) through December 31, 2012:

	Years Ended December 31,				For the Period from January 31, 2012 (Inception) through December 31, 2012
	2016	2015	2014	2013
Per share data:(1)
Net asset value at beginning of period	$8.71	$9.22	$9.32	$8.97	$—
Results of operations:
Net investment income (loss)(2)	0.45	0.32	0.19	(0.01)	0.01
Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and loss on foreign currency(3)	0.23	(0.17)	0.02	0.20	0.02
Net realized gain and net change in unrealized appreciation on total return swap	0.45	—	0.33	0.91	0.02
Net increase in net assets resulting from operations(3)	1.13	0.15	0.54	1.10	0.05
Shareholder distributions:
Distributions from net investment income	(0.43)	(0.32)	(0.18)	—	—
Distributions from net realized gains	(0.30)	(0.40)	(0.55)	(0.64)	—
Distributions in excess of net investment income(4)	—	(0.01)	—	(0.08)	—
Net decrease in net assets from shareholders’ distributions	(0.73)	(0.73)	(0.73)	(0.72)	—
Capital share transactions:
Issuance of common stock above net asset value(5)	—	0.07	0.09	0.14	9.00
Repurchases of common stock(6)	—	—	—	—	—
Amortization of deferred offering expenses	—	—	—	(0.17)	(0.08)
Net increase (decrease) in net assets resulting from capital share transactions	—	0.07	0.09	(0.03)	8.92
Net asset value at end of period	$9.11	$8.71	$9.22	$9.32	$8.97
Shares of common stock outstanding at end of period	109,787,557	103,814,361	53,818,629	15,510,178	500,338

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 13. Financial Highlights  – (continued)

	Years Ended December 31,				For the Period from January 31, 2012 (Inception) through December 31, 2012
	2016	2015	2014	2013
Total investment return-net asset value(7)	13.51%	2.13%	6.92%	11.96%	(0.35)%
Net assets at beginning of period	$904,326	$496,389	$144,571	$4,487	$4,503
Net assets at end of period	$999,763	$904,326	$496,389	$144,571	$4,487
Average net assets	$936,739	$719,358	$313,044	$51,027	$4,495
Ratio/Supplemental data:
Ratio of net investment income (loss) to average net assets(8)	5.09%	3.44%	2.08%	(0.10)%	0.06%
Ratio of gross operating expenses to average net assets(9)	3.51%	3.90%	4.18%	11.51%	2.60%
Ratio of expenses (before expense support from CIG and recoupment of expense support) to average net assets(10)	3.44%	3.25%	3.98%	11.51%	2.60%
Ratio of net expense recoupments (net expense support from CIG) to average net assets(11)	0.07%	0.65%	(0.40)%	(7.76)%	(2.60)%
Ratio of net operating expenses to average net assets	3.51%	3.90%	3.58%	3.75%	—
Portfolio turnover rate(12)	29.78%	20.94%	68.98%	14.97%	0.13%
Asset coverage ratio(13)	3.04	2.84	2.52	2.34	3.02

(1)	The per share data for the years ended December 31, 2016, 2015, 2014 and 2013 was derived by using the weighted average shares of common stock outstanding during each period. The per share data for the period from January 31, 2012 (Inception) through December 31, 2012 was derived by using the weighted average shares of common stock outstanding from the commencement of operations on December 17, 2012 through December 31, 2012.
(2)	Net investment income (loss) per share includes expense support from CIG of $0.06 and $0.72 per share for the years ended December 31, 2014 and 2013, respectively, and $0.23 per share for the period from January 31, 2012 (Inception) through December 31, 2012. Net investment income (loss) per share also includes expense support recoupments by CIG of $0.01, $0.06 and $0.02 per share for the years ended December 31, 2016, 2015 and 2014, respectively. There was no expense support from CIG or AIM for the years ended December 31, 2016 and 2015 and no expense support recoupments by CIG for the year ended December 31, 2013 or for the period from January 31, 2012 (Inception) through December 31, 2012.
(3)	The amount shown for net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and loss on foreign currency is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating market values for the

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 13. Financial Highlights  – (continued)

portfolio. As a result, net increase in net assets resulting from operations in this schedule may vary from the consolidated statements of operations.
(4)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes.
(5)	The continuous issuance of shares of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share impact of the continuous issuance of shares of common stock was an increase to net asset value of less than $0.01 per share for the year ended December 31, 2016.
(6)	Repurchases of common stock may cause an incremental decrease in net asset value per share due to the repurchase of shares at a price in excess of net asset value per share on each repurchase date. The per share impact of repurchases of common stock was a decrease to net asset value of less than $0.01 per share during the years ended December 31, 2016, 2015, 2014 and 2013 and for the period from January 31, 2012 (Inception) through December 31, 2012.
(7)	Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including distributions paid or payable during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan then in effect as described in Note 5. The total investment return-net asset value does not consider the effect of the sales load from the sale of the Company’s common stock. The total investment return-net asset value includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. Total returns covering less than a full year are not annualized.
(8)	Excluding the impact of expense support from CIG and/or the recoupment of expense support by CIG during the period, the ratio of net investment income (loss) to average net assets would have been 5.16%, 4.09%, 1.68%, (7.86)% and (2.54%) for the years ended December 31, 2016, 2015, 2014 and 2013 and for the period from January 31, 2012 (Inception) through December 31, 2012, respectively.
(9)	Ratio of gross operating expenses to average net assets does not include expense support provided by CIG and/or AIM, if any.
(10)	The ratio of gross expense recoupment by CIG to average net assets for the years ended December 31, 2016, 2015 and 2014 were 0.07%, 0.65% and 0.20%, respectively.
(11)	In order to record an obligation to reimburse CIG for expense support provided, the ratio of gross operating expenses to average net assets, when considering the recoupment, in the period in which recoupment is sought, cannot exceeded the ratio of gross operating expenses to average net assets for the period when the expense support was provided. For purposes of this calculation, gross operating expenses include all expenses borne by the Company, except for offering and organizational costs, base management fees, incentive fees, administrative services expenses, other general and administrative expenses owed to CIM and its affiliates and interest expense. For the years ended December 31, 2016, 2015, 2014 and 2013 and for the period from January 31, 2012 (Inception) through December 31, 2012, the ratio of gross operating expenses to average net assets, when considering recoupment of expense support, was 0.59%, 0.63%, 0.80%, 2.45% and 0.93%, respectively.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 13. Financial Highlights  – (continued)

(12)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or purchases over the average of the invested assets at fair value, excluding short term investments, and is not annualized.
(13)	Asset coverage ratio is equal to (i) the sum of (a) net assets at the end of the period and (b) total senior securities outstanding at the end of the period (excluding unfunded commitments), divided by (ii) total senior securities outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding TRS notional amount at the end of the period, less the total amount of cash collateral posted by Flatiron under the TRS, as well as unfunded commitments (as of December 31, 2014 only), as senior securities. The Company does not include its unfunded capital commitment to CCSLF as a senior security for the asset coverage ratio, as the capital commitments cannot be drawn without an affirmative vote by one of the Company’s representatives on CCSLF’s board of managers.

Note 14. Income Taxes

It is the Company’s policy to comply with all requirements of the Code applicable to RICs and to distribute substantially all of its taxable income to its shareholders. In addition, by distributing during each calendar year substantially all of its net investment income, net realized capital gains and certain other amounts, if any, the Company intends not to be subject to corporate level federal income tax or federal excise taxes. Accordingly, no federal income tax provision was required for the year ended December 31, 2016.

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences, which could be material, are primarily due to differing treatments of income and gains on various investments held by the Company. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

As of December 31, 2016 and 2015, the Company made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	December 31, 2016	December 31, 2015
Paid-in-capital in excess of par value	$(296)	$(632)
Undistributed net investment income	28,451	32,506
Accumulated net realized gains	(28,155)	(31,874)

These permanent differences are primarily due to the reclassification of foreign currency, the tax treatment of swaps, and nondeductible expenses. These reclassifications had no effect on net assets.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 14. Income Taxes  – (continued)

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. The tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV and were as follows for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016		2015		2014
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income
Ordinary income (before expense support)(1)	$76,553	98.8%	$57,268	100.0%	$22,505	91.7%
Expense support	—	—	—	—	1,880	7.6%
Realized long term capital gains	906	1.2%	—	—	162	0.7%
Total	$77,459	100.0%	$57,268	100.0%	$24,547	100.0%

(1)	Includes net short term capital gains and realized gains on total return swap of $31,007, $31,874 and $18,365 for the years ended December 31, 2016, 2015 and 2014, respectively.

See Note 5, Distributions, for further information.

As of December 31, 2016 and 2015, the components of accumulated earnings on a tax basis were as follows:

	December 31, 2016	December 31, 2015
Undistributed ordinary income	$3,847	$—
Undistributed long term capital gains	924	—
Net unrealized depreciation on investments and total return swap	(26,398)	(64,137)
	$(21,627)	$(64,137)

As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $9,389; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $20,202; the net unrealized depreciation was $10,813; and the aggregate cost of securities for Federal income tax purposes was $1,100,291.

As of December 31, 2015, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $3,728; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $67,865; the net unrealized appreciation was $64,137; and the aggregate cost of securities for Federal income tax purposes was $699,036.

CĪON Investment Corporation
Notes to Consolidated Financial Statements
December 31, 2016
(in thousands, except share and per share amounts)

Note 15. Selected Quarterly Financial Data (unaudited)

The following is the selected quarterly financial data as of and for the years ended December 31, 2016 and 2015. The following information reflects all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period:

Quarter Ended	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Investment income	$17,271	$17,830	$18,733	$26,756
Net investment income	10,475	10,830	10,695	15,711
Net realized and unrealized (loss) gain on investments, foreign currency and total return swap	(5,859)	31,107	33,042	13,672
Net increase in net assets resulting from operations	4,616	41,937	43,737	29,383
Net increase in net assets resulting from operations per share of common stock	0.04	0.40	0.41	0.27
Net asset value per share of common stock at end of quarter	8.57	8.79	9.02	9.11
Weighted average shares of common stock outstanding	103,957,573	104,835,705	106,581,390	108,395,601

Quarter Ended	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Investment income	$8,914	$11,918	$14,833	$17,144
Net investment income	2,131	4,506	7,912	10,213
Net realized and unrealized gain (loss) on investments and total return swap	14,695	6,232	(11,502)	(35,629)
Net increase (decrease) in net assets resulting from operations	16,826	10,738	(3,590)	(25,416)
Net increase (decrease) in net assets resulting from operations per share of common stock	0.29	0.15	(0.04)	(0.26)
Net asset value per share of common stock at end of quarter	9.35	9.33	9.13	8.71
Weighted average shares of common stock outstanding	58,939,554	72,323,545	84,923,397	97,313,961

APPENDIX A: FORM OF FOLLOW-ON SUBSCRIPTION AGREEMENT

FORM OF

FOLLOW-ON SUBSCRIPTION AGREEMENT

CĪON INVESTMENT CORPORATION

INSTRUCTIONS TO INVESTORS & FOLLOW-ON SUBSCRIPTION AGREEMENT

Please read carefully the Prospectus, as amended and supplemented, relating to the sale of shares of common stock (the “Shares”) in CĪON Investment Corporation (sometimes referred to herein as the “Company”) and all Exhibits thereto (the “Registration Statement”) before deciding to subscribe. This Offering is limited to investors who certify that they meet all of the qualifications set forth in the Prospectus (each, an “Investor”). If you meet these qualifications and desire to purchase our common stock, then please complete, execute and deliver the entire Subscription Agreement (as completed and signed) to the address provided below.

You should examine this type of investment in the context of your own needs, investment objectives and financial capabilities and should make your own independent investigation and decision as to the risk and potential gain involved. Also, you are encouraged to consult with your own attorney, accountant, financial consultant or other business or tax advisor regarding the risks and merits of the proposed investment.

Your broker-dealer or registered investment adviser should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “CĪON Investment Corporation” to ICON Capital, LLC, the Administrator, at the following address:

Regular Mail: ICON Capital, LLC c/o DST Systems P.O. Box 219476 Kansas City, MO 64121-9476	Overnight: ICON Capital, LLC c/o DST Systems 430 West 7th Street Kansas City, MO 64105 Tel: (800) 343-3736

Upon receipt of a signed Subscription Agreement, verification of your investment qualifications, and acceptance of your subscription by the Company (which reserves the right to accept or reject a subscription for any reason whatsoever), the Company will execute the Subscription Agreement and notify you of the receipt and acceptance of your subscription. In no event may a subscription for Shares be accepted until at least five (5) business days after the date the subscriber receives the final prospectus. The Company may accept or reject any subscription in whole or in part for a period of fifteen (15) days after receipt of the Subscription Agreement and any other subscription documents requested by the Company, verification of your investment qualifications and payment in full. Any subscription not accepted within fifteen (15) days of receipt will be deemed rejected. If rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Important Note: In all cases, the person or entity actually making the investment decision to purchase common stock should complete and sign the Subscription Agreement. For example, if the investor purchasing common stock is a retirement plan for which investments are directed or made by a third party trustee, then that third party trustee must complete the Subscription Agreement rather than the beneficiaries under the retirement plan. This also applies to trusts, custodial accounts and similar arrangements. You must list your principal place of residence rather than your office or other address on the signature page to the Subscription Agreement so that the Company can evaluate compliance with appropriate securities laws. If you wish correspondence sent to an address other than your principal residence, please provide such mailing address in “Item 3. — Investor Information.”

CĪON Investment Corporation

FOLLOW-ON SUBSCRIPTION AGREEMENT

1. INVESTMENT INFORMATION
Amount of Subscription: $ _______________________________
(minimum initial investment of $5,000)
Volume discounts are available. Please refer to the prospectus for more information and consult your financial advisor.

2. INVESTMENT TYPE
Broker Dealer	Registered Investment Advisor
☐ Public Offering Program	☐ RIA**
☐ Net of Commission/Wrap Account*
*CĪON Investment Corp. (NOC)	**CĪON Investment Corp. (RIA)

3. FORM OF OWNERSHIP
Non-Custodial Ownership	Custodial Arrangement (owner and custodian signature required)
☐ Individual (one signature required)	Third Party Administered Custodial Plan (new IRA accounts will require an additional application)
☐ Joint Tenants with Right of Survivorship (all parties must sign)	☐ IRA ☐ ROTH IRA ☐ Rollover IRA ☐ SEP ☐ KEOGH
☐ Community Property (all parties must sign)	☐ OTHER
☐ Tenants in Common (all parties must sign)	Name(s) of Custodian(s)
☐ Uniform Gift/Transfer to Minors (UGMA/UTMA)	Tax ID Number
Under the UGMA/UTMA of the State of	Custodian Acct. Number
☐ Qualified Pension or Profit Sharing Plan	Date Account Established
☐ Trust	Year to Which Subscription Applicable
☐ Corporation or Partnership	Phone Number
☐ Other	Name(s) of Beneficial Owner(s)/Beneficiary(ies)
For Individual Ownership or JTWROS Only:	Street Address
City State Zip
Transfer Upon Death: Visit www.cioninvestments.com/forms to complete the Transfer On Death Beneficiary Agreement.
State laws can vary with respect to Transfer on Death registration. You should consult your own legal, tax and business advisers before electing to register your investment in the Transfer On Death Beneficiary Agreement.

4. INVESTOR INFORMATION
Individual/Beneficial Owner (Print name and address exactly as they are to be registered on the account.)
Name of Investor/Beneficial Owner		Social Security or Tax ID Number
Street Address		Email Address
City	State	Zip
Daytime Phone Number	Evening Phone Number
Optional Mailing Address
City	State	Zip

Joint Owner (Print name and address exactly as they are to be registered on the account.)
Name of Co-Investor (if applicable)		Social Security or Tax ID Number
Street Address		Email Address
City	State	Zip
Daytime Phone Number	Evening Phone Number
Optional Mailing Address
City	State	Zip

For Individual/Beneficial Owner & Joint Owner:
Citizenship: Select one. ☐ U.S. Citizen ☐ U.S. citizen residing outside the U.S. ☐ Resident alien ☐ Non-resident*
(Country:)	(Country:)
Select one. Backup Withholding: Subject to backup withholding? ☐ Yes ☐ No
* If non-resident alien, investor must submit the appropriate W-8 form (W-8BEN, W-8ECL or W-8IMY) in order to make an investment. (If a foreign national who is, in fact, a U.S. taxpayer, complete W-9 form in Section 6.)

4. INVESTOR INFORMATION (CONTINUED)
Trust Arrangement (Print name and address exactly as they are to be registered on the account.)
Name of Trust		Tax ID Number
Name(s) of Trustee(s)
Name(s) of Beneficial Owner(s)/Beneficiary(ies)	Date Trust Established
Phone Number
Street Address
City	State	Zip

Corporation/Partnership/Other (Print name and address exactly as they are to be registered on the account.)
Entity Name		Tax ID Number
Entity Type (If Corporation, indicate “C” or “S” Corp.)		Date of Entity Formation
Street Address
City	State	Zip
Phone Number	Name(s) of Officer(s), General Partner or Authorized Person(s)

FOR TRUST ARRANGEMENT & CORPORATION/PARTNERSHIP/OTHER:
Jurisdiction of Formation
Select one. Backup Withholding: Subject to backup withholding? ☐ YES ☐ NO

5. DISTRIBUTIONS
I hereby subscribe for Shares of CĪON Investment Corporation and elect the distribution option indicated below: (IRA accounts may not direct distributions without the custodian’s approval)
☐ I choose to participate in CĪON Investment Corporation’s Fifth Amended and Restated Distribution Reinvestment Plan.*	☐ I choose to have distributions deposited in a checking, savings or brokerage account.	☐ I choose to have distributions mailed to me at the address listed in Section 3.	☐ I choose to have distributions mailed to me at the following address:
Street Address City State Zip

*

Each investor that elects to have his or her distributions reinvested in CĪON Investment Corporation’s Fifth Amended and Restated Distribution Reinvestment Plan agrees to notify the
Company and the broker-dealer named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides.

I authorize CĪON Investment Corporation or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify CĪON Investment Corporation in writing to cancel it. In the event that CĪON Investment Corporation deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.

Name of Financial Institution Name on Bank Account*	Mailing Address
City	State	Zip
Your Bank’s ABA Routing Number	Your Account Number	Account Type ☐ Checking ☐ Savings ☐ Brokerage
*For Electronic Funds Transfers, the signatures of the bank account owner(s) must appear exactly as they appear on the bank registration. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.
Signature of Individual/Trustee/Beneficial Owner		Signature of Co-Investor/Trustee

6. ELECTRONIC DELIVERY FORM (OPTIONAL)
In lieu of receiving documents by mail, I authorize the Company to make available on its website at www.cioninvestments.com its monthly, quarterly and annual reports, supplements, announcements or other documents required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. Any documents not uploaded and made readily available on the website will be e-mailed to the address identified below. (Any investor who elects this Electronic Delivery option must provide a valid e-mail address, and such investor shall be responsible for notifying the Company in writing should such account relating to the e-mail address be terminated or changed.)
The e-mail address for receipt of notifications as outlined above is:
Please print e-mail address clearly Date: Signature Print Name

7. SUBSCRIBER SIGNATURES / SUBSTITUTE IRS FORM W-9 CERTIFICATION
In order to induce CĪON Investment Corporation to accept this subscription, I hereby represent and warrant as follows:
(A power of attorney may not be granted to any person to make such representations on behalf of investor(s).) Only fiduciaries such as trustees, guardians, conservators, custodians and personal representatives may make such representations on behalf of an Investor.

Investors must initial each representation.

	Investor	Co-Investor
a. I have received the final Prospectus of CĪON Investment Corporation, as amended and supplemented through the date hereof, at least five business days before signing the Subscription Agreement.	Initials	Initials

b.

(Except for Kansas investors) I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or expect that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”

	Initials	Initials
c. I am (we are) purchasing Shares for my (our) own account.	Initials	Initials
d. I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.	Initials	Initials

e.

If I am either purchasing the Shares on behalf of a trust or other entity of which I am trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials

Investors must initial any representation specific to the state of domicile.	Investor	Co-Investor
a. If I am (we are) a resident of Alabama, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company and its affiliates.	Initials	Initials
b. If I am (we are) a resident of California, I (we) certify that I (we) must limit my (our) investment in the Company to 10% of my (our) net worth (excluding home, home furnishings and automobiles).	Initials	Initials

c.

If I am (we are) a resident of Idaho, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and annual gross income of $85,000 or (2) a liquid net worth of $300,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

	Initials	Initials

d.

If I am (we are) a resident of Iowa, I (we) certify that I (we) have either (1) a net worth of $100,000 and annual gross income of $100,000; or (2) a liquid net worth of $350,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

e.

If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the Office of the Securities Commissioner of Kansas recommends that I (we) should not invest, in the aggregate, more than 10% of my (our) liquid net worth in the Company and other non-traded business development companies. “Liquid net worth” is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities. In addition, I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year a minimum of $70,000 annual gross income.

	Initials	Initials

f.

If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either (1) a minimum annual gross income of $70,000 and a minimum net worth of at least $70,000 or (2) a minimum net worth of at least $250,000. I (we) further certify that my (our) investment, in aggregate, is not more than 10% of my (our) liquid net worth in the Company or its affiliates’ non-publicly traded business development companies. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

	Initials	Initials

g.

If I am (we are) a resident of Maine, I (we) acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in the Company and similar direct participation investments will not exceed 10% of my (our) liquid net worth. “Liquid net worth” is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

	Initials	Initials

h.

If I am (we are) a resident of Massachusetts, I (we) hereby acknowledge that the Massachusetts Securities Division requires that I (we) not invest, in the aggregate, more than 10% of my (our) net worth in the Company and in other illiquid business development companies or direct participation programs.

	Initials	Initials

7.  SUBSCRIBER SIGNATURES/SUBSTITUTE IRS FORM W-9 CERTIFICATION (CONTINUED)

	Investor	Co-Investor

i.

If I am (we are) a resident of Nebraska, I (we) certify that I (we) have: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) I (we) certify that my (our) aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) is limited to 10% of my (our) net worth. (Net worth in each case is determined exclusive of home, home furnishings and automobiles). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

	Initials	Initials

j.

If I am (we are) a resident of New Jersey, I (we) certify that I (we) have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my (our) investment in the Company, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my (our) liquid net worth.

	Initials	Initials

k.

If I am (we are) a resident of New Mexico, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

l.

If I am (we are) a resident of North Dakota, I (we) certify that I (we) (1) have a net worth of at least ten times my (our) investment in the Company and its affiliates and (2) meet one of the established net income/net worth or net worth suitability standards.

	Initials	Initials

m.

If I am (we are) a resident of Ohio, I (we ) acknowledge that it shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, Affiliates of the issuer, and in other non-traded business development companies to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

	Initials	Initials

n.

If I am (we are) a resident of Oklahoma, I (we) certify that I (we) have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).

	Initials	Initials
o. If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth, exclusive of home, home furnishings and automobiles.	Initials	Initials

p.

If I am (we are) a resident of Tennessee, I (we) certify that I (we) have a minimum annual gross income of $85,000 and a minimum net worth of $85,000; or a minimum net worth of $350,000 exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

q.

If I am (we are) a resident of Texas, I (we) certify that I (we) have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000; or (ii) a liquid net worth of $250,000 irrespective of gross annual income. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles.

	Initials	Initials

r.

If I am (we are) a resident of Vermont, I (we) certify that I (we) am (are) either (i) an accredited investor pursuant to Rule 501 of Regulation D of the Securities Act and are not subject to any limitations with respect to my (our) investment in this offering or (ii) have either (A) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (B) a net worth (not including home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income. If I (we) qualify pursuant to (ii) above, I (we) may not purchase an amount in this offering that exceeds 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as my (our) total assets (not including home, home furnishings, or automobiles) minus total liabilities.

	Initials	Initials

SUBSTITUTE IRS FORM W-9 CERTIFICATION
The Investor signing below, under penalties of perjury, certifies that (i) the number shown on this subscription agreement is its correct taxpayer identification number (or it is waiting for a number to be issued to it) and (ii) it is not subject to backup withholding either because (A) it is exempt from backup withholding, (B) it has not been notified by the Internal Revenue Service (“IRS”) that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified it that it is no longer subject to backup withholding, (iii) it is a U.S. person for federal tax purposes (including a U.S. resident alien); and (iv) the Investor is exempt from FATCA reporting. Please note that because no FATCA exemption code is required, certification item (iv) does not apply to persons eligible to make a Form W-9 certification using this document.
YOU MUST CROSS OUT CLAUSE (ii) IN THIS CERTIFICATION AND CHECK THE “SUBJECT TO BACKUP WITHHOLDING” BOX IN SECTION THREE IF THE INVESTOR HAS BEEN NOTIFIED BY THE IRS THAT IT IS CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE IT HAS FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON ITS TAX RETURN.
The Internal Revenue Service does not require your consent to any provision of this document other than this certification, which is required to avoid backup withholding.

7.  SUBSCRIBER SIGNATURES/SUBSTITUTE IRS FORM W-9 CERTIFICATION (CONTINUED)

By signing below, you hereby acknowledge receipt of the Prospectus of the Company, as supplemented and amended through the date hereof, which supplements and amendments are available at www.sec.gov, not less than five (5) business days prior to the signing of this Subscription Agreement. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion.

You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received, and that the sale of Shares pursuant to this Subscription Agreement will not be effective until at least five business days after the date you have received a final Prospectus.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. The Company may also ask to see identifying and other supporting documents, including, without limitation, copies of trust agreements, where applicable. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If the Company is unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if the Company believes it has identified potentially criminal or other illegal activity, the Company reserves the right to take action as it deems appropriate which may include closing your account.

By signing below, you also acknowledge that you do not expect to be able to sell your Shares regardless of how the Company performs.

•	The Company does not intend to list its Shares on any securities exchange for the foreseeable future, and the Company does not expect a secondary market in its Shares to develop. As a result, you should not expect to be able to resell your Shares regardless of how the Company performs. If you are able to sell your Shares, you will likely receive less than your purchase price.
•	The Company has implemented a share repurchase program, but the Company limits the number of Shares that are eligible for repurchase by the Company in any calendar year to 15% of the weighted average number of Shares outstanding in the prior calendar year, or 3.75% in each quarter. Accordingly, unless the Company completes a liquidity event, it is unlikely that you will be able to sell your Shares.
•	Although the Company may complete a liquidity event within three to five years after it stops offering Shares or at such earlier time as the Company’s board of directors may determine, taking into consideration market conditions and other factors, the Company’s offering of common stock may continue for an indefinite period.
•	There is no assurance that the Company will complete a liquidity event at all.
•	An investment in the Company’s Shares is not suitable if you need access to the money you invest. See “Share Repurchase Program” and “Liquidity Strategy” in the Prospectus.
•	Because you will be unable to sell your Shares, you will be unable to reduce your exposure in any market downturn.
•	The Company may fund its distributions from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense support from CION Investment Group, LLC (formerly, ICON Investment Group, LLC) (“CIG”) and Apollo Investment Management, L.P. (“AIM”). Through December 31, 2014, a portion of the Company’s distributions resulted from expense support from CIG, and future distributions may result from expense support from CIG and AIM, each of which is subject to repayment by the Company. For the years ended December 31, 2015 and 2016, none of the Company’s distributions resulted from expense support from CIG or AIM. You should understand that any such distributions are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or CIG and AIM continue to provide such expense support. You should also understand that the Company’s future repayments of expense support will reduce the distributions that you would otherwise receive.

Each Investor must sign.	Signature of Investor — OR — Beneficial Owner	Date / /
Custodian must sign on a custodial account.	Signature of Co-Investor — OR — Custodian — OR — Trustee	Date / /

8. FINANCIAL ADVISOR INFORMATION & SIGNATURES
The broker, financial advisor or other investor representative (each an “Investor Representative”) signing below hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the Investor’s legal residence or is exempt from such licensing.
Name of Participating Broker-Dealer or Financial Institution ☐ Check if recently employed by new Broker-Dealer or Financial Institution
Name of Broker/Financial Advisor/Other Investor Representative		Rep./Adviser Number
Mailing Address	☐ Check if updated address
City	State	Zip
Email		Phone Number Fax Number

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the Investor identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate, has secured all identifying and other supporting documents, including, without limitation, copies of trust agreements, where applicable, and, if other than individual ownership, has verified that the individual executing on behalf of the Investor is properly authorized and identified; (iii) has discussed such Investor’s prospective purchase of Shares with such Investor; (iv) has advised such Investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (v) has delivered a current prospectus and related amendments and supplements, if any, to such Investor; (vi) no sale of Shares shall be completed until at least five (5) business days after the date the Investor receives a copy of the prospectus, as amended or supplemented through the date hereof; (vii) has reasonable grounds to believe that the purchase of Shares is a suitable investment for such Investor, that such Investor meets the suitability standards applicable to such Investor set forth in the prospectus (as amended or supplemented as of the date hereof), and that such Investor is in a financial position to enable such Investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (viii) has advised the Investor(s) in regard to his/her eligibility to receive volume discounts that may be available according to the terms of the prospectus. The above-identified entity, acting in its capacity as agent, broker, financial advisor or other investor representative, has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identification) as required by its relationship with the Investor(s) identified in this document.

8.  FINANCIAL ADVISOR INFORMATION & SIGNATURES (CONTINUED)

I understand this Subscription Agreement is for the offering of CĪON Investment Corporation

Name of Broker/Financial Advisor/ Other Registered Representative	Signature of Broker/Financial Advisor/ Other Registered Representative	Date
Name of Registered Supervisory Principal	Signature of Registered Supervisory Principal	Date

9. INVESTOR INSTRUCTIONS
☐ By Mail – Checks should be made payable to “CĪON Investment Corporation”
☐ By Asset Transfer
☐ Custodial Accounts – Forward this Subscription Agreement directly to the custodian.
☐ By Wire Transfer – UMB Bank, N.A., ABA Routing #101000695, CĪON Investment Corporation, Account #9871976041. Forward this subscription agreement to the address listed below.
REGULAR MAIL ICON Capital, LLC c/o DST Systems P.O. Box 219476 Kansas City, MO 64121-9476 Tel: (800) 343-3736	OVERNIGHT ICON Capital, LLC c/o DST Systems 430 West 7th Street Kansas City, MO 64105 Tel: (800) 343-3736

APPENDIX A TO FOLLOW-ON SUBSCRIPTION AGREEMENT

NOTICE TO SHAREHOLDER OF ISSUANCE OF
UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the
Maryland General Corporation Law

To: Shareholder

From: CĪON Investment Corporation

Shares of Common Stock, $0.001 par value per share

CĪON Investment Corporation, a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you about certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Articles of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue Shares of stock of more than one class. Upon the request of any shareholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the Shares of each class of stock that the Corporation has authority to issue, the differences in the relative rights and preferences between the Shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Maximum Offering of 100,000,000 Shares of Common Stock

CĪON INVESTMENT CORPORATION

a CION Investments company

Common Stock

PRELIMINARY PROSPECTUS

[•], 2017

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of CĪON Investment Corporation are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on December 20, 2011).
(a)(2)	Second Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 27, 2012).
(a)(3)	Form of Third Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 4, 2017).
(b)	Bylaws of the Registrant (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(d)	Form of Follow-On Subscription Agreement (Included in the Prospectus as Appendix A and incorporated herein by reference).
(e)	Fifth Amended and Restated Distribution Reinvestment Plan (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 8, 2016).
(g)(1)	Investment Advisory Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(g)(2)	Investment Sub-Advisory Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(h)(1)	Dealer Manager Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(h)(2)	Form of Selected Dealer Agreement.†
(h)(3)	Amended and Restated Follow-On Dealer Manager Agreement, dated as of December 28, 2016, by and among CĪON Investment Corporation, CION Investment Management, LLC and CION Securities, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 4, 2017).
(h)(4)	Form of Follow-On Selected Dealer Agreement (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(j)	Custody Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).

(k)(1)	Escrow Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(k)(2)	Administration Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(k)(3)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of December 17, 2012, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 19, 2012).
(k)(4)	Thirteenth Amended and Restated Confirmation Letter Agreement, dated as of February 18, 2017, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 23, 2017).
(k)(5)	Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 14, 2016).
(k)(6)	Loan and Security Agreement, dated as of April 30, 2015, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 6, 2015).
(k)(7)	Custody Control Agreement, dated as of April 30, 2015, by and among CĪON Investment Corporation, East West Bank and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 6, 2015).
(k)(8)	Limited Liability Company Agreement of CION / Capitala Senior Loan Fund I, LLC, dated as of June 24, 2015, by and between CĪON Investment Corporation and Capitala Finance Corp. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 26, 2015).
(k)(9)	First Amendment to Loan and Security Agreement, dated as of January 28, 2016, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2016).
(k)(10)	Second Amendment to Loan and Security Agreement, dated as of April 21, 2016, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on April 27, 2016).
(k)(11)	Sale and Contribution Agreement, dated as of August 26, 2016, by and between 34th Street Funding, LLC and CĪON Investment Corporation (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(12)	Master Participation Agreement, dated as of August 26, 2016, by and between 34th Street Funding, LLC and CĪON Investment Corporation (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(13)	Guarantee of CĪON Investment Corporation dated as of August 26, 2016 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(14)	Purchase and Sale Agreement, dated as of September 30, 2016, by and between Park South Funding, LLC and Credit Suisse Alternative Capital, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(15)	Amended and Restated Loan and Security Agreement, dated as of September 30, 2016, by and among 34th Street Funding, LLC, JPMorgan Chase Bank, National Association, U.S. Bank National Association and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(16)	Release and Termination Agreement, dated as of September 30, 2016, by and among CĪON Investment Corporation, 34th Street Funding, LLC and JPMorgan Chase Bank, National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).

(k)(17)	Amended and Restated Portfolio Management Agreement, dated as of September 30, 2016, by and among 34th Street Funding, LLC, CION Investment Management, LLC and JPMorgan Chase Bank, National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(18)	Credit and Security Agreement, dated as of March 29, 2017, by and among Flatiron Funding II, LLC, CION Investment Management, LLC, CĪON Investment Corporation, Citibank, N.A. and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(19)	Account Control Agreement, dated as of March 29, 2017, by and among Flatiron Funding II, LLC, CION Investment Management, LLC and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(20)	Master Participation and Assignment Agreement, dated as of March 29, 2017, by and between 15th Street Loan Funding LLC and Flatiron Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(21)	Master Participation and Assignment Agreement, dated as of March 29, 2017, by and between 15th Street Loan Funding 2 LLC and Flatiron Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(l)	Opinion of Dechert LLP (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(n)	Consent of Dechert LLP (included in Exhibit (1)) (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(n)(1)	Consent of Ernst & Young LLP*
(n)(2)	Consent of James J. Florio†
(n)(3)	Consent of Robert A. Breakstone†
(n)(4)	Consent of Aron I. Schwartz†
(n)(5)	Report of Ernst & Young LLP*
(r)	Code of Ethics (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 11, 2016).

*	Filed herewith.
†	Previously filed.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$121,429
FINRA filing fee	157,250
Accounting fees and expenses	725,000
Blue Sky expenses	675,000
Legal fees and expenses	1,250,000
Printing and engraving	1,900,000
Transfer agent fees	700,000
Miscellaneous fees and expenses	8,946,321
Total	$14,475,000

Item 28. Persons Controlled By Or Under Common Control

See “Management,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Shareholders” in the prospectus contained herein.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at April 20, 2017.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	22,343

Item 30. Indemnification

The information contained under the heading “Description of Securities” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections of Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which CION Investment Management, LLC (“CIM”) and each manager or executive officer of CIM, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “Administration Agreement” and “Investment Advisory Agreement.” Additional information regarding CIM and its officers and managers is set forth in its Form ADV, as filed with the Securities and Exchange Commission, or the SEC, (SEC File No. 801-77235), and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which Apollo Investment Management, L.P. (“AIM”) and each director or executive officer of AIM who performs a policy-making function for AIM in connection with the performance of its services under the Investment Sub-Advisory Agreement among the Company, AIM and CIM, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Portfolio Management,” “Administration Agreement,” and “Investment Advisory Agreement.” Additional information regarding AIM and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Act, and the rules thereunder, are maintained at the offices of:

(1)	the Registrant, CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016;

(2)	the Transfer Agent, Registrar and Distribution Paying Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;
(3)	the Custodian, U.S. Bank, N.A., One Federal Street, Boston, MA 02110;
(4)	the Investment Adviser, CION Investment Management, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016; and
(5)	the Administrator, ICON Capital, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(7) that, in response to comments received by the Registrant from the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, to the extent that the Registrant has in place a total return swap (“TRS”) and the Registrant intends to take incentive fees with respect to the TRS on a “look through” basis, management of the Registrant will recommend to the Registrant’s Board of Directors (the “Board”) that the Board submit to shareholders, and recommend for approval at the Registrant’s special meeting of shareholders to be held within 60 days of the date of this Registration Statement, an amendment to revise the Registrant’s Investment Advisory Agreement to provide that, when calculating the incentive fees for a TRS, the fee will be calculated on a “look through” basis. CION Investment Management, LLC will pay any proxy expenses related to the special meeting.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 26th day of April, 2017.

CĪON Investment Corporation

By:	/s/ Michael A. Reisner Name: Michael A. Reisner Title: Co-Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 26th day of April, 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Mark Gatto Mark Gatto	Co-Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2017
/s/ Michael A. Reisner Michael A. Reisner	Co-Chief Executive Officer and Director (Principal Executive Officer)	April 26, 2017
/s/ Keith S. Franz Keith S. Franz	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 26, 2017
/s/ Robert A. Breakstone Robert A. Breakstone	Director	April 26, 2017
/s/ Peter I. Finlay Peter I. Finlay	Director	April 26, 2017
/s/ Aron I. Schwartz Aron I. Schwartz	Director	April 26, 2017
/s/ Earl V. Hedin Earl V. Hedin	Director	April 26, 2017